Exhibit 99.1

Itaú Unibanco Holding S.A.

Itaú

2Q15

Management Discussion & Analysis and Complete Financial Statements

CONTENTS

Management Discussion & Analysis	03

Executive Summary	05

Income Statement and Balance Sheet Analysis	15

Managerial Financial Margin	16

Loan Portfolio	18

Result from Loan and Lease Losses	22

Banking Service Fees, Income from Banking Charges and Result from Insurance, Pension Plan and Premium Bonds	25

Insurance, Pension Plan and Premium Bond Operations	28

Non-interest Expenses	33

Tax Expenses for ISS, PIS, Cofins and Others	35

Income Tax and Social Contribution on Net Income	35

Other Balance Sheet Information	36

Balance Sheet by Currency	39

Capital Ratios	40

Risk Management	42

Business Analysis	43

Segment Analysis	45

Activities Abroad	50

Additional Information	57

Report of Independent Auditors	62

Complete Financial Statements	63

It should be noted that the managerial financial statements relating to prior periods may have been reclassified for comparison purposes.

The tables in this report show the figures in millions. Variations and totals, however, are calculated in units. Therefore, there may be differences due to rounding.

Future expectations arising from the reading of this analysis should take into consideration the risks and uncertainties that involve any activities and that are outside the control of the companies of the conglomerate (political and economic changes, volatility in interest and foreign exchange rates, technological changes, inflation, financial disintermediation, competitive pressures on products, prices and changes in tax legislation, among others).

2nd quarter of 2015

Management Discussion & Analysis

Itaú Unibanco Holding S.A.

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Itaú Unibanco Holding S.A.	04

Management Discussion & Analysis Executive Summary

Information and financial indicators of Itaú Unibanco Holding S.A. (Itaú Unibanco) are presented below.

Highlights

In R$ millions (except where indicated), end of period	2Q15	1Q15	2Q14	1H15	1H14
Results
Recurring Net Income	6,134	5,808	4,973	11,942	9,502
Net Income	5,984	5,733	4,899	11,717	9,318
Operating Revenues (1)	25,339	24,946	22,118	50,285	42,780
Managerial Financial Margin (2)	16,235	15,963	13,593	32,198	26,081

Shares
Recurring Net Income per share (R$)(3)	1.02	0.97	0.83	1.99	1.58
Net Income per share (R$) (3)	1.00	0.95	0.81	1.95	1.55
Number of Outstanding Shares at the end of period – in thousands (4)	5,994,053	6,015,886	6,014,487	5,994,053	6,014,487
Average price of non-voting share on the last trading day of the period (R$) (4)	31.15	32.03	29.01	31.15	29.01
Book Value per Share (R$)	16.80	16.12	14.30	16.80	14.30
Dividends/Interest on Own Capital net of taxes (5)	1,205	1,319	1,163	2,525	1,960
Dividends/Interest on Own Capital net of taxes (5) per share (R$) (*)	0.20	0.22	0.19	0.42	0.33
Market Capitalization (6)	186,742	192,672	174,475	186,742	174,475
Market Capitalization (6) (US$ millions)	60,181	60,060	79,217	60,181	79,217

Performance
Recurring Return on Average Equity – Annualized (7)	24.8%	24.5%	23.7%	24.7%	23.1%
Return on Average Equity – Annualized (7)	24.2%	24.2%	23.3%	24.2%	22.7%
Recurring Return on Average Assets – Annualized (8)	1.9%	1.9%	1.8%	1.9%	1.7%
Return on Average Assets – Annualized (8)	1.9%	1.8%	1.8%	1.9%	1.7%
Solvency Ratio - Prudential Conglomerate (BIS Ratio) (9)	17.2%	15.3%	16.0%	17.2%	16.0%
Common Equity Tier I	13.2%	11.6%	11.5%	13.2%	11.5%
Estimated BIS III (Common Equity Tier I) - Full Implementation of BIS III (10)	12.7%	11.4%	10.1%	12.7%	10.1%
Annualized Credit Margin (11)	11.3%	11.1%	11.4%	11.2%	11.1%
Annualized Net Interest Margin with Clients (11)	9.6%	9.6%	9.4%	9.7%	9.1%
Annualized Net Interest Margin of Credit after Provision for Credit Risk (11)	7.2%	6.9%	8.0%	7.1%	7.8%
Annualized Net Interest Margin with Clients after Provision for Credit Risk (11)	6.8%	6.6%	7.0%	6.7%	6.8%
Nonperforming Loans Index (NPL over 90 days)	3.3%	3.0%	3.4%	3.3%	3.4%
Nonperforming Loans Index (NPL 15 to 90 days)	3.0%	2.9%	2.7%	3.0%	2.7%
Coverage Ratio (Provision for Loan and Lease Losses/NPL over 90 days)	187%	200%	176%	187%	176%
Efficiency Ratio (ER) (12)	42.9%	43.2%	47.5%	43.1%	47.8%
Risk-Adjusted Efficiency Ratio (RAER) (12)	61.8%	62.7%	63.5%	62.3%	64.3%

Balance Sheet
Total Assets	1,230,510	1,294,613	1,111,932
Total Loan Portfolio, including Sureties and Endorsements	531,706	543,394	487,623
Loan Portfolio (A)	457,463	468,105	414,928
Sureties, Endorsements and Guarantees	74,243	75,289	72,695
Deposits + Debentures + Securities + Borrowings and Onlending (B) (13)	562,775	584,423	543,818
Loan Portfolio/Funding (A/B)	81.3%	80.1%	76.3%
Stockholders' Equity	100,711	96,954	85,987

Other
Assets Under Administration	709,111	694,824	634,550
Total Number of Employees	91,968	92,757	94,383
Brazil	85,028	85,773	87,420
Abroad	6,940	6,984	6,963
Branches and CSBs – Client Service Branches	5,003	5,032	5,024
ATM – Automated Teller Machines (14)	26,709	27,458	27,994

Indicators
EMBI Brazil Risk	302	319	206	302	206
CDI rate – In the Period (%)	3.1%	2.8%	2.5%	6.0%	5.0%
Dollar Exchange Rate – Quotation in R$	3.1026	3.2080	2.2025	3.1026	2.2025
Dollar Exchange Rate – Variation in the Period (%)	-3.3%	20.8%	-2.7%	16.8%	-6.0%
Euro Exchange Rate – Quotation in R$	3.4603	3.4457	3.0150	3.4603	3.0150
Euro Exchange Rate – Variation in the Period (%)	0.4%	6.8%	-3.3%	7.2%	-6.7%
IGP-M – In the Period (%)	2.3%	2.0%	-0.1%	4.3%	2.4%

(*) The number of outstanding shares was adjusted to reflect the share bonus of 10% granted on June 05,2014 and July 17, 2015.

Note: (1) Operating Revenues are the sum of Managerial Financial Margin, Banking Service Fees and Income from Banking Charges, Other Operating Income and Result from Insurance, Pension Plan and Premium Bonds Operations Before Retained Claims and Selling Expenses; (2) Described on pages 16 to 21; (3) Calculated based on the weighted average number of outstanding shares; (4) The number of outstanding shares was adjusted to reflect the share bonus of 10% granted on June 05,2014 and July 17, 2015; (5) JCP – Interest on Capital. Declared amounts paid/accrued; (6) Total number of outstanding shares (common and non-voting shares) multiplied by the average price of non-voting share on the last trading day in the period; (7) Annualized Return was calculated by dividing Net Income by Average Stockholders’ Equity. The quotient was multiplied by the number of periods in the year to derive the annualized rate. The calculation bases of returns were adjusted by the amount of dividends that has not yet been approved at shareholders’ or Board meetings, proposed after the balance sheet date; (8) Return was calculated by dividing Net Income by Average Assets. The quotient of this division was multiplied by the number of periods in the year to derive the annualized rate. (9) Up to the fourth quarter of 2014, this ratio was calculated based on the financial conglomerate; (10) Takes into consideration mitigating actions and use of tax loss carryforwards. (11) Does not include financial margin with the market. See details on page 17; (12) For further details on the calculation methodology of both Efficiency and Risk-Adjusted Efficiency ratios, please refer to page 34; (13) As described on page 38; (14) Includes ESBs (electronic service branches) and service points in third parties’ establishments.

Itaú Unibanco Holding S.A.	05

Management Discussion & Analysis Executive Summary

Net Income and Recurring Net Income

Our recurring net income totaled R$6,134 million in the second quarter of 2015 as a result of the elimination of non-recurring events, which are presented in the table below, from net income of R$5,984 million for the period.

Non-Recurring Events Net of Tax Effects

In R$ millions	2Q15	1Q15	2Q14	1H15	1H14
Recurring Net Income	6,134	5,808	4,973	11,942	9,502
Non-Recurring Events	(150)	(75)	(74)	(225)	(184)
Impairment (a)	(43)	-	-	(43)	-
Provision for Contingencies (b)	(86)	(42)	(31)	(128)	(73)
Goodwill Amortization (c)	(35)	(60)	(42)	(96)	(85)
Program for Settlement or Installment Payment of Taxes (d)	14	27	-	42	-
Porto Seguro (e)	-	-	-	-	(60)
IRB (f)	-	-	-	-	33
Net Income	5,984	5,733	4,899	11,717	9,318

Note: Impacts of the non-recurring events, described above, are net of tax effects – further details are presented in Note 22-K of the Financial Statements.

Non-Recurring Events

(a) Impairment: Adjustment in the carrying amount of assets in order to reflect its fair value.

(b) Provision for Contingencies: Recognition of provisions for tax and social security lawsuits and losses arising from economic plans that were in effect in Brazil during the 1980's.

(c) Goodwill Amortization: Effect of the goodwill amortization generated by Conglomerate acquisitions.

(d) Program for the Settlement or Installment Payment of Taxes: Effects of our adherence to the Program for the Settlement or Installment Payment of Federal and Municipal Taxes.

(e) Porto Seguro: Effect of the favorable decision, by the Federal Supreme Court (STF), on the legality of the COFINS tax on this type of operation in proportion to our equity in the company, in addition to the provision for losses on tax losses in the first quarter of 2014.

(f) IRB: In 2014, effect of the favorable decision on the increase of the PIS/COFINS calculation basis of IRB Brasil Resseguros S.A.

Managerial Income Statement

We apply consolidation criteria for the managerial results that affect only the breakdown of accounts and, therefore, do not affect net income. These effects are shown in the table on the following page ("Reconciliation between Accounting and Managerial Statements"). Additionally, we adjusted the tax effects of the hedges of investments abroad - which were originally accounted for as tax expenses (PIS and COFINS) and income tax and social contribution on net income and were reclassified to the financial margin - and the non-recurring events.

Our strategy for the foreign exchange risk management of the capital invested abroad is aimed at mitigating, through financial instruments, the effects resulting from foreign exchange variations and takes into consideration the impact of all tax effects. In the second quarter of 2015, the Brazilian real appreciated 3.3% against the U.S. dollar and depreciated 0.4% against the Euro, compared with depreciations of 20.8% and 6.8%, respectively, in the previous quarter.

Merger of Banco Itaú Chile and Corpbanca

In line with our Latin America expansion strategy, and with a vision to create value and sustainable performance, in June 2015, the merger of Banco Itaú Chile and CorpBanca was approved by shareholders’ meetings of both institutions.

The conclusion of this operation is subject to the authorization of the proper regulator in Chile, the Superintendency of Banks and Financial Institutions (SBIF).

Itaú Unibanco Holding S.A.	06

Management Discussion & Analysis Executive Summary

The reconciliation of the Accounting and Managerial Income Statements for the past two quarters is presented below.

Reconciliation between Accounting and Managerial Statements | 2nd Quarter of 2015

In R$ millions	Accounting	Non-recurring Events	Tax Effect of Hedge	Managerial Reclassifications	Managerial
Operating Revenues	26,494	98	(889)	(364)	25,339
Managerial Financial Margin	17,002	122	(889)	0	16,235
Financial Margin with Clients	14,552	122	-	0	14,673
Financial Margin with Market	2,451	-	(889)	-	1,561
Banking Services Fees and Income from Banking Charges	7,511	-	-	(604)	6,906
Results from Insurance, Pension Plan and Premium Bonds Operations Before Retained Claims and Selling Expenses	1,648	-	-	549	2,198
Other Operating Income	155	(24)	-	(131)	-
Equity in Earnings of Affiliates and Other Investments	165	-	-	(165)	-
Non-operating Income	13	-	-	(13)	-
Result from Loan and Lease Losses	(4,361)	-	-	(25)	(4,387)
Expenses for Allowance for Loan and Lease Losses	(5,494)	-	-	(25)	(5,520)
Income from Recovery of Loans Written Off as Losses	1,133	-	-	-	1,133
Retained Claims	(385)	-	-	-	(385)
Other Operating Income/(Expenses)	(12,292)	122	170	307	(11,692)
Non-interest Expenses	(10,479)	122	-	377	(9,979)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,545)	-	170	(70)	(1,445)
Selling Expenses from Insurance	(268)	-	-	-	(268)
Income before Tax and Profit Sharing	9,456	220	(719)	(83)	8,875
Income Tax and Social Contribution	(3,321)	(70)	719	11	(2,661)
Profit Sharing	(72)	-	-	72	-
Minority Interests	(79)	-	-	-	(79)
Net Income	5,984	150	-	-	6,134

Reconciliation between Accounting and Managerial Statements | 1st Quarter of 2015

In R$ millions	Accounting	Non-recurring Events	Tax Effect of Hedge	Managerial Reclassifications	Managerial
Operating Revenues	19,660	(45)	5,783	(452)	24,946
Managerial Financial Margin	10,143	53	5,783	(15)	15,963
Financial Margin with Clients	14,055	53	-	(15)	14,092
Financial Margin with Market	(3,912)	-	5,783	-	1,871
Banking Services Fees and Income from Banking Charges	7,422	-	-	(555)	6,867
Results from Insurance, Pension Plan and Premium Bonds Operations Before Retained Claims and Selling Expenses	1,627	-	-	490	2,117
Other Operating Income	326	(98)	-	(228)	-
Equity in Earnings of Affiliates and Other Investments	134	-	-	(134)	-
Non-operating Income	9	-	-	(9)	-
Result from Loan and Lease Losses	(4,419)	-	-	(35)	(4,455)
Expenses for Allowance for Loan and Lease Losses	(5,480)	-	-	(35)	(5,515)
Income from Recovery of Loans Written Off as Losses	1,060	-	-	-	1,060
Retained Claims	(368)	-	-	-	(368)
Other Operating Income/(Expenses)	(11,716)	81	(377)	409	(11,602)
Non-interest Expenses	(10,372)	81	-	409	(9,881)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,079)	-	(377)	-	(1,455)
Selling Expenses from Insurance	(266)	-	-	-	(266)
Income before Tax and Profit Sharing	3,156	37	5,406	(78)	8,520
Income Tax and Social Contribution	2,718	38	(5,406)	42	(2,607)
Profit Sharing	(36)	-	-	36	-
Minority Interests	(105)	-	-	-	(105)
Net Income	5,733	75	-	-	5,808

Itaú Unibanco Holding S.A.	07

Management Discussion & Analysis Executive Summary

We present below the income statement from a standpoint that highlights Operating Revenues, which are composed by the sum of the main accounts in which revenues from banking, insurance, pension plan and premium bonds operations are recorded.

Income Statement | Operating Revenues Perspective

In R$ millions	2Q15	1Q15	variation		2Q14	variation		1H15	1H14	variation
Operating Revenues	25,339	24,946	393	1.6%	22,118	3,221	14.6%	50,285	42,780	7,504	17.5%
Managerial Financial Margin	16,235	15,963	272	1.7%	13,593	2,642	19.4%	32,198	26,081	6,117	23.5%
Financial Margin with Clients	14,673	14,092	581	4.1%	12,712	1,961	15.4%	28,765	24,586	4,179	17.0%
Financial Margin with Market	1,561	1,871	(309)	-16.5%	881	680	77.2%	3,432	1,495	1,938	129.6%
Banking Services Fees and Income from Banking Charges	6,906	6,867	40	0.6%	6,338	568	9.0%	13,773	12,395	1,378	11.1%
Result from Insurance, Pension Plan and Premium Bonds Operations Before Retained Claims and Selling Expenses	2,198	2,117	81	3.8%	2,187	11	0.5%	4,314	4,305	9	0.2%
Result from Loan and Lease Losses	(4,387)	(4,455)	68	-1.5%	(3,231)	(1,155)	35.8%	(8,842)	(6,395)	(2,446)	38.3%
Expenses for Allowance for Loan and Lease Losses	(5,520)	(5,515)	(5)	0.1%	(4,465)	(1,055)	23.6%	(11,035)	(8,717)	(2,318)	26.6%
Income from Recovery of Loans Written Off as Losses	1,133	1,060	73	6.9%	1,234	(101)	-8.2%	2,193	2,321	(128)	-5.5%
Retained Claims	(385)	(368)	(17)	4.5%	(480)	95	-19.8%	(753)	(967)	213	-22.1%
Operating Margin	20,567	20,123	444	2.2%	18,407	2,160	11.7%	40,690	35,418	5,271	14.9%
Other Operating Income/(Expenses)	(11,692)	(11,602)	(90)	0.8%	(11,050)	(643)	5.8%	(23,295)	(21,514)	(1,781)	8.3%
Non-interest Expenses	(9,979)	(9,881)	(98)	1.0%	(9,577)	(402)	4.2%	(19,860)	(18,616)	(1,244)	6.7%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,445)	(1,455)	10	-0.7%	(1,203)	(242)	20.1%	(2,900)	(2,363)	(538)	22.8%
Selling Expenses From Insurance	(268)	(266)	(2)	0.8%	(270)	2	-0.7%	(534)	(535)	1	-0.2%
Income before Tax and Minority Interests	8,875	8,520	354	4.2%	7,357	1,518	20.6%	17,395	13,905	3,490	25.1%
Income Tax and Social Contribution	(2,661)	(2,607)	(54)	2.1%	(2,306)	(355)	15.4%	(5,268)	(4,261)	(1,007)	23.6%
Minority Interests in Subsidiaries	(79)	(105)	26	-24.6%	(78)	(1)	1.4%	(185)	(142)	(43)	30.0%
Recurring Net Income	6,134	5,808	326	5.6%	4,973	1,162	23.4%	11,942	9,502	2,440	25.7%

We present below the income statement from the standpoint that highlights the Managerial Financial Margin.

Income Statement | Managerial Financial Margin Perspective

In R$ millions	2Q15	1Q15	variation		2Q14	variation		1H15	1H14	variation
Managerial Financial Margin	16,235	15,963	272	1.7%	13,593	2,642	19.4%	32,198	26,081	6,117	23.5%
Financial Margin with Clients	14,673	14,092	581	4.1%	12,712	1,961	15.4%	28,765	24,586	4,179	17.0%
Financial Margin with Market	1,561	1,871	(309)	-16.5%	881	680	77.2%	3,432	1,495	1,938	129.6%
Result from Loan and Lease Losses	(4,387)	(4,455)	68	-1.5%	(3,231)	(1,155)	35.8%	(8,842)	(6,395)	(2,446)	38.3%
Expenses for Allowance for Loan and Lease Losses	(5,520)	(5,515)	(5)	0.1%	(4,465)	(1,055)	23.6%	(11,035)	(8,717)	(2,318)	26.6%
Income from Recovery of Loans Written Off as Losses	1,133	1,060	73	6.9%	1,234	(101)	-8.2%	2,193	2,321	(128)	-5.5%
Net Result from Financial Operations	11,848	11,508	340	3.0%	10,362	1,486	14.3%	23,356	19,685	3,671	18.6%
Other Operating Income/(Expenses)	(2,973)	(2,988)	14	-0.5%	(3,005)	31	-1.0%	(5,961)	(5,781)	(180)	3.1%
Banking Services Fees and Income from Banking Charges	6,906	6,867	40	0.6%	6,338	568	9.0%	13,773	12,395	1,378	11.1%
Result from Insurance, Pension Plan and Premium Bonds Operations	1,544	1,482	62	4.2%	1,437	107	7.5%	3,026	2,803	223	8.0%
Non-interest Expenses	(9,979)	(9,881)	(98)	1.0%	(9,577)	(402)	4.2%	(19,860)	(18,616)	(1,244)	6.7%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,445)	(1,455)	10	-0.7%	(1,203)	(242)	20.1%	(2,900)	(2,363)	(538)	22.8%
Income before Tax and Minority Interests	8,875	8,520	354	4.2%	7,357	1,518	20.6%	17,395	13,905	3,490	25.1%
Income Tax and Social Contribution	(2,661)	(2,607)	(54)	2.1%	(2,306)	(355)	15.4%	(5,268)	(4,261)	(1,007)	23.6%
Minority Interests in Subsidiaries	(79)	(105)	26	-24.6%	(78)	(1)	1.4%	(185)	(142)	(43)	30.0%
Recurring Net Income	6,134	5,808	326	5.6%	4,973	1,162	23.4%	11,942	9,502	2,440	25.7%

Itaú Unibanco Holding S.A.	08

Management Discussion & Analysis Executive Summary

Net Income

The recurring net income for the second quarter of 2015 amounted to R$6,134 million, representing increases of 5.6% when compared to the previous quarter and 23.4% from the same period of the previous year.

The increase in net income for the second quarter of 2015, when compared to the previous quarter, reflects the 4.1% growth in financial margin with clients and 3.8% growth in insurance, pension plan and premium bonds operations, in addition to lower result from loan and lease losses. These increases were partially offset by 16.5% decrease in our financial margin with market and by 1.0% increase in non-interest expenses.

In the first half of 2015, recurring net income was R$11,942 million, 25.7% higher when compared to the same period of 2014. The net income growth was mainly due to an increase of 17.5% in operating revenues, partially offset by increases of 6.7% in non-interest expenses and of 26.6% in expenses for allowance for loan losses.

Return on Average Equity

Annualized recurring return on average equity reached 24.8% in the second quarter of 2015. Stockholders’ equity exceeded R$100 billion, with increases of 3.9% when compared to the previous quarter and of 17.1% from the same period of the previous year.

In the second quarter of 2015, the annualized recurring return on average assets reached 1.9%, unchanged when compared to the previous quarter. Annualized recurring return on risk-weighted assets reached 3.2%, up 20 basis points from the previous quarter.

Operating Revenues

In the second quarter of 2015, operating revenues, representing revenues from banking, insurance, pension plan and premium bonds operations, totaled R$25,339 million, 1.6% and 14.6% higher than the previous quarter and the same period of the previous year, respectively. The main components of operating revenues and other items of income statement are presented below.

Managerial Financial Margin

Managerial financial margin for the second quarter of 2015 totaled R$16,235 million, R$272 million higher when compared to the first quarter of 2015, mainly due to the increase in our financial margin with clients by R$581 million, partially offset by financial margin with the market, lower by R$309 million.

Our managerial financial margin increased by R$6,117 million when compared to the first half of 2014. This growth is due to the increases of R$4,179 million in the financial margin with clients and of R$1,938 million in the financial margin with market.

Managerial Financial Margin of Credit, net of Result from Loan and Lease Losses

Our financial margin of credit, net of result from loan and lease losses, increased 1.1% from the second quarter of 2014 and 6.5% when compared to the first quarter of 2015. The ratio of result from loan and lease losses to the financial margin of credit reached 36.0% this quarter, 180 basis points lower when compared to the previous quarter.

Itaú Unibanco Holding S.A.	09

Management Discussion & Analysis Executive Summary

Result from Loan and Lease Losses

The result from loan and lease losses decreased 1.5% when compared to the previous quarter, totaling R$4,387 million in the quarter. This decrease is mainly due to 6.9% (R$73 million) higher revenues from recovery of loans written off as losses which are seasonally lower in the first quarter.

In the first half of 2015, result from loan and lease losses reached R$8,842 million, up 38.3% when compared to the same period of the previous year, mainly due to higher provisions for economic groups in the corporate segment.

Banking Services Fees and Income from Banking Charges

Banking service fees, including income from banking charges, increased R$40 million (0.6%) when compared to the previous quarter, totaling R$6,906 million. When compared to the first half of 2014, these revenues increased R$1,378 million (11.1%).

Result from Insurance, Pension Plan and Premium Bonds

In the second quarter of 2015, result from insurance, pension plan and premium bonds from core activities, which consist of mass-market products related to life, property, credit, pension and premium bonds reached R$1,446 million, an increase of R$48 million from the previous quarter and of R$199 million from the second quarter of 2014. The Loss ratio from core activities reached 26.5% this quarter.

Non-Interest Expenses

Non-interest expenses increased 1.0% in the second quarter of 2015 when compared to the first quarter of 2015. Personnel expenses decreased R$165 million, whereas administrative expenses increased R$338 million from the previous quarter, mainly due to higher expenses with data processing and telecommunications, facilities, advertising, promotions and publications.

When compared to the first half of 2014, non-interest expenses increased R$1,244 million (6.7%), less than the cumulative inflation rate in the last 12 months (8.9%).

Efficiency Ratio and Risk-Adjusted Efficiency Ratio (*)

(*) Calculation criteria are detailed on page 34.

In the second quarter of 2015, efficiency ratio, in the criteria that includes all expenses except result from loan and lease losses, reached 42.9%, an improvement of 30 basis points when compared to the previous quarter, due to the increase in operating revenues (1.6%), which was higher than the increase in non-interest expenses (1.0%). In the 12-month period, the efficiency ratio reached 44.6%, with an improvement of 110 basis points from the previous quarter and of 380 basis points from the same period of the previous year.

In the second quarter of 2015, the risk-adjusted efficiency ratio, in the concept including the result from loan and lease losses, reached 61.8%, an improvement of 90 basis points when compared to the previous quarter, due to the increase in revenues from recovery of loans written off as losses (6.9%), and to the other effects priory mentioned. In the 12-month period, the risk-adjusted efficiency ratio reached 62.0%.

Itaú Unibanco Holding S.A.	10

Management Discussion & Analysis Executive Summary

Balance Sheet | Assets

In R$ millions, end of period	2Q15	1Q15	variation	2Q14	variation
Current and Long-term Assets	1,210,691	1,274,667	-5.0%	1,094,444	10.6%
Cash and Cash Equivalents	18,005	18,687	-3.7%	20,605	-12.6%
Short-term Interbank Investments	192,433	225,076	-14.5%	165,588	16.2%
Securities and Derivative Financial Instruments	334,727	324,060	3.3%	291,297	14.9%
Interbank and Interbranch Accounts	64,651	67,001	-3.5%	87,015	-25.7%
Loan, Lease and Other Loan Operations	457,463	468,105	-2.3%	414,928	10.3%
(Allowance for Loan Losses)	(28,131)	(28,354)	-0.8%	(24,547)	14.6%
Other Assets	171,543	200,092	-14.3%	139,557	22.9%
Foreign Exchange Portfolio	65,875	83,050	-20.7%	34,217	92.5%
Other	105,669	117,042	-9.7%	105,340	0.3%
Permanent Assets	19,819	19,947	-0.6%	17,488	13.3%
Investments	3,610	3,539	2.0%	3,233	11.7%
Fixed and Operating Lease Assets	7,379	7,521	-1.9%	6,771	9.0%
Intangible Assets and Goodwill	8,831	8,887	-0.6%	7,484	18.0%
Total Assets	1,230,510	1,294,613	-5.0%	1,111,932	10.7%

At the end of the second quarter of 2015, our assets totaled R$1.23 trillion, a decrease of 5.0% (R$64.1 billion) when compared to the previous quarter. The main changes are presented below:

When compared to the previous year, the increase of 10.7% (R$118.6 billion) was mainly due to the growth from securities and derivative financial instruments and from the loan portfolio.

Balance Sheet | Liabilities and Equity

In R$ millions, end of period	2Q15	1Q15	variation	2Q14	variation
Current and Long-Term Liabilities	1,126,530	1,194,447	-5.7%	1,022,807	10.1%
Deposits	280,443	298,652	-6.1%	277,347	1.1%
Demand Deposits	50,540	56,660	-10.8%	44,847	12.7%
Savings Deposits	113,974	117,357	-2.9%	110,840	2.8%
Interbank Deposits	27,014	28,135	-4.0%	4,062	565.0%
Time Deposits	88,914	96,500	-7.9%	117,597	-24.4%
Deposits Received under Securities Repurchase Agreements	305,300	330,858	-7.7%	293,342	4.1%
Fund from Acceptances and Issue of Securities	52,175	50,753	2.8%	45,292	15.2%
Interbank and Interbranch Accounts	10,448	9,365	11.6%	13,424	-22.2%
Borrowings and Onlendings	92,138	96,265	-4.3%	77,048	19.6%
Derivative Financial Instruments	23,912	30,997	-22.9%	11,908	100.8%
Technical Provisions for Insurance, Pension Plans and Premium Bonds	121,652	116,737	4.2%	108,450	12.2%
Other Liabilities	240,461	260,819	-7.8%	195,996	22.7%
Subordinated Debt	59,228	59,527	-0.5%	52,120	13.6%
Foreign Exchange Portfolio	66,429	84,030	-20.9%	35,171	88.9%
Other	114,804	117,262	-2.1%	108,704	5.6%
Deferred Income	1,499	1,513	-0.9%	1,163	28.9%
Minority Interest in Subsidiaries	1,770	1,700	4.1%	1,975	-10.4%
Stockholders' Equity	100,711	96,954	3.9%	85,987	17.1%
Total Liabilities and Equity	1,230,510	1,294,613	-5.0%	1,111,932	10.7%

The main changes in liabilities at the end of the second quarter of 2015, when compared to the previous quarter are presented in the chart below:

When compared to the previous year, the main changes are as follows:

Itaú Unibanco Holding S.A.	11

Management Discussion & Analysis Executive Summary

Loan Portfolio with Endorsements, Sureties and Private Securities

At the end of the second quarter of 2015, our total loan portfolio (including sureties, endorsements and private securities) reached R$566,556 million, decreasing 2.1% when compared to the first quarter of 2015 and increasing 9.3% from the same period of the previous year. Excluding the effect of the foreign exchange variation, our loan portfolio would have decreased 1.0% in the quarter and increased 2.6% in the 12-month period.

In the individuals segment, the highlight in the quarter was the growth of the low-risk loan portfolios: mortgage loans (5.2%) and payroll loans (2.0%). In the 12-month period, these portfolios increased 20.8% and 52.3%, respectively, whereas the vehicles portfolio decreased 9.7% in the quarter and 30.2% in the 12-month period.

The companies segment, excluding private securities, decreased 3.0% in the quarter and increased 6.0% in the 12-month period. Corporate loans decreased 3.2% from the previous quarter and increased 8.3% in the past 12 months, whereas the very small, small and middle market companies portfolio decreased 2.3% from the first quarter of 2015 and increased 0.7% in the 12-month period. Excluding the effect of the foreign exchange variation, the companies portfolio, including private securities, would have decreased 2.0% from the first quarter of 2015 and 1.5% in 12-month period.

The balance of our operations in Latin America decreased 5.2% in the quarter, but increased 33.9% in the 12-month period. Excluding the effect of the foreign exchange variation, the growth of this portfolio would have been 1.2% compared to the first quarter of 2015 and 10.1% in the 12-month period.

The balance of endorsements and sureties reached 74,243 million at the end of the second quarter of 2015, with a decrease of 1.4% when compared to the first quarter of 2015 and an increase of 2.1% in the past 12 months, mainly due to changes in the corporate portfolio, which decreased 1.2% from the previous quarter and increased 1.5% in the 12-month period.

In R$ millions, end of period	2Q15	1Q15	variation	4Q14	variation	2Q14	variation
Individuals	187,318	187,286	0.0%	186,212	0.6%	172,441	8.6%
Credit Card Loans	56,247	56,331	-0.1%	59,321	-5.2%	53,524	5.1%
Personal Loans	30,016	29,822	0.7%	28,541	5.2%	28,678	4.7%
Payroll Loans (1)	45,517	44,608	2.0%	40,525	12.3%	29,892	52.3%
Vehicle Loans	23,786	26,331	-9.7%	28,927	-17.8%	34,068	-30.2%
Mortgage Loans	31,753	30,194	5.2%	28,898	9.9%	26,280	20.8%
Companies	295,384	304,409	-3.0%	295,366	0.0%	278,573	6.0%
Corporate Loans	211,905	218,970	-3.2%	211,241	0.3%	195,714	8.3%
Very Small, Small and Middle Market Loans (2)	83,479	85,439	-2.3%	84,125	-0.8%	82,859	0.7%
Latin America (3)	49,004	51,699	-5.2%	43,942	11.5%	36,609	33.9%
Total with Endorsements and Sureties	531,706	543,394	-2.2%	525,519	1.2%	487,623	9.0%
Corporate - Private Securities (4)	34,850	35,202	-1.0%	34,175	2.0%	30,801	13.1%
Total with Endorsements, Sureties and Private Securities	566,556	578,596	-2.1%	559,694	1.2%	518,423	9.3%
Total with Endorsements, Sureties and Private Securities (5) (ex-foreign exchange rate variation)	566,556	572,547	-1.0%	575,782	-1.6%	552,279	2.6%
Endorsements and Sureties	74,243	75,289	-1.4%	73,759	0.7%	72,695	2.1%
Individuals	465	478	-2.7%	552	-15.8%	512	-9.2%
Corporate	67,125	67,964	-1.2%	66,727	0.6%	66,110	1.5%
Very Small, Small and Middle Market	4,195	4,268	-1.7%	4,213	-0.4%	3,960	5.9%
Latin America (4)	2,457	2,580	-4.7%	2,267	8.4%	2,113	16.3%

(1) Includes operations originated by the institution and acquired operations. (2) Includes Rural Loans to Individuals. (3) Includes Argentina, Chile, Colombia, Paraguay and Uruguay. (4) Includes Debentures, CRI, Commercial Paper and Financial Bills. (5) Calculated based on the conversion of the foreign currency portfolio (U.S. dollar and currencies of Latin America). Note: Mortgage and Rural Loan portfolios from the companies segment are allocated according to the client’s size. For more details, please refer to page 18.

Loan Portfolio – Currency Breakdown

On June 30, 2015, R$126.7 billion of our total credit assets were denominated in or indexed to foreign currencies and decreased 6.6% in the quarter, mainly due to the appreciation of the Brazilian real against the U.S. dollar and the currencies of other Latin American countries.

NPL Ratio (90 days overdue)

In the end of the second quarter of 2015, the NPL ratio for operations overdue for over 90 days (NPL 90) increased 30 basis points when compared to the previous quarter. Excluding the effect of the transfer of financial assets with no retention of risks with an affiliated company, related to loan operations of a specific economic group, that happened in June 2015, this ratio would have reached 3.5% in total and 2.6% in companies.

Itaú Unibanco Holding S.A.	12

Management Discussion & Analysis Executive Summary

2015 Outlook (*)

The expectations for 2015 previously disclosed are presented below:

▲ 3% to 7%	Total Loan Portfolio [1]

▲ 14.5% to 17.5%	Managerial Financial Margin [2]

Between
R$15 billion and	Loan Loss Provision Expenses net of Recoveries
R$18 billion

▲ 9.5% to 11.5%	Services Fees and Result from Insurance [3]

▲ 7.0% to 10.0%	Non-Interest Expenses

(*)	Does not consider the effect of CorpBanca´s transaction, which is subject to regulatory approvals.
(1)	Includes endorsements, sureties and private securities;
(2)	Includes Financial Margin with Clients and Financial Margin with Market;
(3)	Service Fees (+) Income from Insurance, Pension Plan and Premium Bonds Operations (-) Expenses for Claims (-) Selling Expenses for Insurance, Pension Plan and Premium Bonds.

Although the growth plans and projections of results presented above are based on management assumptions and information available in the market to date, these expectations involve inaccuracies and risks that are difficult to anticipate and there may, therefore, be results or consequences that differ from those anticipated. This information is not a guarantee of future performance. The use of these expectations should take into consideration the risks and uncertainties that involve any activities and that are beyond our control. These risks and uncertainties include, but are not limited to, our ability to perceive the dimension of the synergies projected and their timing, political and economic changes, volatility in interest and foreign exchange rates, technological changes, inflation, financial disintermediation, competitive pressures on products, prices and changes in tax legislation, among others.

Itaú Unibanco Holding S.A.	13

Management Discussion & Analysis Executive Summary

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Itaú Unibanco Holding S.A.	14

Itaú

2nd quarter of 2015

Management Discussion & Analysis

Income Statement Analysis

Itaú Unibanco Holding S.A.

Management Discussion & Analysis Income Statement Analysis

Managerial Financial Margin

The managerial financial margin for the second quarter of 2015 totaled R$16,235 million, an increase of R$272 million or 1.7% when compared to the previous quarter.

In the first half of the year, managerial financial margin totaled R$32,198 million, an increase of R$6,117 million or 23.5% when compared to the first half of 2014.

The main drivers of these variations are presented below:

In R$ millions	2Q15	1Q15	variation		1H15	1H14	variation
Financial Margin with Clients	14,673	14,092	581	4.1%	28,765	24,586	4,179	17.0%
Interest Rate-Sensitive	2,079	1,926	152	7.9%	4,005	2,782	1,223	44.0%
Spread-Sensitive	12,594	12,166	429	3.5%	24,760	21,804	2,957	13.6%
Financial Margin with Market	1,561	1,871	(309)	-16.5%	3,432	1,495	1,938	129.6%
Total	16,235	15,963	272	1.7%	32,198	26,081	6,117	23.5%

Managerial Financial Margin with Clients

The managerial financial margin with clients consists of revenues generated by the use of financial products by clients, including both account and non-account holders.

In the second quarter of 2015, financial margin with clients totaled R$14,673 million, an increase of 4.1% when compared to the previous quarter. The R$581 million increase was mainly due to the positive effect of the mix of products, clients and spreads, the higher margin in interest rate-sensitive operations, and the greater number of calendar days in the quarter, which more than offset the lower volume of loan operations (excluding the effect of foreign exchange variation in the period).

For purposes of clarity , we divide these operations into two different groups: financial margin of interest rate-sensitive operations, and financial margin of spread-sensitive operations.

Interest Rate-Sensitive Operations

Financial margin of interest-rate sensitive operations totaled R$2,079 million in the second quarter of 2015, an increase of 7.9%, or R$152 million, when compared to the previous quarter. In the first half of 2015, the margin of these operations totaled R$4,005, an increase of 44.0% or R$1,223 million when compared to the first half of 2014.

The growth, in both comparisons, was mainly due to our higher balance of operations in Brazilian reais subject to the SELIC rate, together with the increase in this rate.

Annualized Rate of Interest Rate-Sensitive Operations

In R$ millions	2Q15	1Q15	variation
Average Balance	81,532	78,884	2,648	3.4%
Financial Margin	2,079	1,926	152	7.9%
Annualized Rate	10.2%	9.9%		30	bps
Average SELIC - Annualized Rate	12.5%	11.6%		90	bps

Spread-Sensitive Operations

The financial margin of spread-sensitive operations amounted to R$12,594 million in the second quarter of 2015, corresponding to a 3.5%, or R$429 million, increase from the previous quarter. In the first half of 2015, this margin totaled R$24,760 million, an increase of 13.6% from the same period of the previous year.

In the second quarter of 2015, the credit spread reached 11.3%, a 20-basis-point increase when compared to the previous period. The credit spread after result from loan and lease losses reached 7.2% in the quarter, 30 basis points higher than the first quarter of 2015.

The spread of other interest-bearing assets included in this analysis reached 1.7%, 20 basis points lower than the previous quarter. The combined spread of spread-sensitive operations reached 9,5% in this period, 10 basis points lower than the previous quarter.

Annualized Rate of Spread-Sensitive Operations

In R$ millions	2Q15	1Q15	variation
Average Balance	529,674	514,127	15,547	3.0%
Financial Margin	12,594	12,166	429	3.5%
Annualized Rate	9.5%	9.6%		-10	bps

Managerial Financial Margin with Market

The financial margin with the market consists of treasury transactions that include Asset and Liability Management (ALM) and proprietary trading operations.

The financial margin with the market in the second quarter of 2015 totaled R$1,561 million, driven by the management of structural positions in Brazil and abroad and of proprietary positions.

Financial Margin with Market

Itaú Unibanco Holding S.A.	16

Management Discussion & Analysis Income Statement Analysis

Managerial Financial Margin with Clients

As a result of the previously mentioned changes, Net Interest Margin – NIM, the annualized rate of managerial financial margin with clients, which excludes the financial margin with the market, reached 9.6% in the second quarter of 2015, stable when compared to the previous quarter.

The Risk-adjusted NIM reached 6.8% in the second quarter of 2015, an increase of 20 basis points when compared to the first quarter of 2015.

The Net Interest Margin of Credit after Provisions for Credit Risk reached 7.2% in the second quarter of 2015, 30 basis points up from the previous period.

	2Q15			1Q15			1H15
			Average			Average			Average
	Average	Financial	Rate	Average	Financial	Rate	Average	Financial	Rate
In R$ millions	Balance	Margin	(p.y.)	Balance	Margin	(p.y.)	Balance	Margin	(p.y.)
Demand Deposits + Floatings	60,426			57,409			58,212
(-) Reserve Requirements	(23,659)			(22,887)			(22,955)
Contingent Liabilities (-) Deposits in guarantee of Contingent	4,470			4,244			4,356
Tax and Social Security obligations (-) Deposits in guarantee	7,728			7,337			7,531
Working Capital (Equity + Minority Interests - Permanent Assets -	74,099			71,619			72,958
Capital Allocated to Treasury)
(-) Tax Credits	(41,532)			(38,838)			(39,740)
Interest Rate-Sensitive Operations Margin with Clients - Brazil and Abroad (A)	81,532	2,079	10.2%	78,884	1,926	9.9%	80,361	4,005	10.1%
Cash and Cash Equivalents + Interbank Deposits + Securities (*)	92,105			82,643			85,773
Interbank and Interbranch Accounts (**)	4,333			3,222			3,779
Spread-Sensitive Margin with Clients – Other Assets	96,438	414	1.7%	85,865	395	1.9%	89,553	810	1.8%
Loans, Leasing and Other Credits	461,878			455,752			457,488
(Allowance for Loan Losses)	(28,642)			(27,489)			(28,024)
Spread-Sensitive Margin with Clients – Credit (B)	433,236	12,180	11.3%	428,262	11,770	11.1%	429,463	23,951	11.2%
Spread-Sensitive Margin with Clients (C)	529,674	12,594	9.5%	514,127	12,166	9.6%	519,016	24,760	9.6%
Net Interest Margin with Clients (D = A+C)	611,205	14,673	9.6%	593,011	14,092	9.6%	599,377	28,765	9.7%
Provision for Loan and Lease Losses (E)		(5,520)			(5,515)			(11,035)
Recovery of Credits Written Off as Losses (F)		1,133			1,060			2,193
Net Interest Margin of Credit after Provision for Credit Risk (G = B+E+F)	433,236	7,793	7.2%	428,262	7,316	6.9%	429,463	15,109	7.1%
Net Interest Margin after Provision for Credit Risk (H = D+E+F)	611,205	10,287	6.8%	593,011	9,637	6.6%	599,377	19,924	6.7%

(*) Cash and Cash Equivalents + Interbank Deposits + Securities (-) Interbank Deposits related to Repurchase Liability (-) Derivative financial instruments (-) Assets Guaranteeing PGBL/VGBL and Insurance Technical Provisions (-) Operations Sensitive to Variations in Interest Rate; (**) Net of reserve requirements (Central Bank).

Net Interest Margin with Clients and Credit Spreads before and after Provision for Credit Risk

Itaú Unibanco Holding S.A.	17

Management Discussion & Analysis Income Statement Analysis

Variation in the Composition of Financial Margin with Clients

In order to better demonstrate the effect of the changes in our financial margin, we segregated effects from changes in the volume of loan operations, mix of products, clients and spread, interest rate and other effects.

In the second quarter of 2015, the 4.1% increase in our financial margin with clients was mainly driven by the positive effect of the mix of products, clients and spreads, the higher margin in interest rate-sensitive operations, and the greater number of calendar days in the quarter, which more than offset the lower volume of loan operations (excluding the effect of foreign exchange variation in the period).

(*) Excludes the effect of foreign exchange variation in the period.

Credit Portfolio

Credit Portfolio by Product

In the table below, the loan portfolio is split into two groups: individuals and companies. For a better understanding of the performance of these portfolios, the main product groups of each segment are presented below.

In R$ millions, end of period	2Q15	1Q15	variation	4Q14	variation	2Q14	variation
Individuals	205,411	205,850	-0.2%	201,760	1.8%	185,272	10.9%
Credit Card	56,247	56,331	-0.1%	59,321	-5.2%	53,524	5.1%
Personal Loans	29,551	29,344	0.7%	27,988	5.6%	28,166	4.9%
Payroll Loans (1)	45,517	44,608	2.0%	40,525	12.3%	29,892	52.3%
Vehicles	23,786	26,331	-9.7%	28,927	-17.8%	34,068	-30.2%
Mortgage Loans	31,753	30,194	5.2%	28,898	9.9%	26,280	20.8%
Rural Loans	256	275	-6.9%	277	-7.7%	242	5.7%
Latin America (2)	18,302	18,768	-2.5%	15,823	15.7%	13,101	39.7%
Companies	252,053	262,255	-3.9%	250,000	0.8%	229,656	9.8%
Working Capital (3)	117,190	119,898	-2.3%	116,785	0.3%	109,040	7.5%
BNDES/Onlending	50,986	53,490	-4.7%	52,018	-2.0%	49,874	2.2%
Export / Import Financing	32,313	34,787	-7.1%	31,460	2.7%	27,347	18.2%
Vehicles	5,194	5,595	-7.2%	5,573	-6.8%	5,083	2.2%
Mortgage Loans	10,630	10,337	2.8%	10,336	2.8%	10,016	6.1%
Rural Loans	7,496	7,795	-3.8%	7,977	-6.0%	6,901	8.6%
Latin America (2)	28,244	30,352	-6.9%	25,851	9.3%	21,395	32.0%
Total without Endorsements and Securities	457,463	468,105	-2.3%	451,760	1.3%	414,928	10.3%
Endorsements and Securities	74,243	75,289	-1.4%	73,759	0.7%	72,695	2.1%
Total with Endorsements and Securities	531,706	543,394	-2.2%	525,519	1.2%	487,623	9.0%
Corporate Securities (4)	34,850	35,202	-1.0%	34,175	2.0%	30,801	13.1%
Total Risk	566,556	578,596	-2.1%	559,694	1.2%	518,423	9.3%

(1) Includes operations originated by the institution and acquired operations. (2) Includes Argentina, Chile, Colombia, Paraguay and Uruguay; (3) Also includes Overdraft, Receivables, Hot Money, Leasing, and other; (4) Includes Debentures, CRI, Commercial Paper, and Financial Bills.

At the end of the second quarter of 2015, our total loan portfolio (including sureties, endorsements and private securities) amounted to R$566,556 million, a decrease of 2.1% when compared to the first quarter of 2015 and an increase of 9.3% when compared to the second quarter of 2014.

Individuals portfolio reached R$ 205,411 million at the end of the second quarter of 2015, a decrease of 0.2% when compared to the previous quarter. In this segment, the highlight was the growth of low-risk loan portfolios: payroll loans, which increased 2.0%, reaching R$45,517 million, and mortgage loans, which increased 5.2%, reaching R$31,753 million. These increases were offset by the 9.7% decrease in the vehicle portfolio, which reached R$23,786 million, and of 2.5% of the individuals portfolios - Latin America, reaching R$18,302 million.

The companies loan portfolio decreased 3.9% at the end of the second quarter of 2015, totaling R$252,053 million. The changes in this portfolio were driven by the decreases in working capital of 2.3%, which reached R$117,190 million, in BNDES/Onlending of 4.7%, which reached R$50,986 million, in export/import financing of 7.1%, which reached R$32,313 million, and in the companies portfolio – Latin America of 6.9%, to R$ 28,244 million.

Excluding the effect of foreign exchange variation, total loan portfolio, without endorsements and sureties, would have decreased 1.1% when compared to the previous quarter.

Itaú Unibanco Holding S.A.	18

Management Discussion & Analysis Income Statement Analysis

Credit Portfolio by Business Sector (including endorsements and sureties)

The changes in the portfolio of loans to companies, including the Latin America portfolio, are listed below:

In R$ millions, end of period	2Q15	1Q15	variation
Public Sector	6,712	6,709	2	0.0%
Private Sector- Companies	315,040	326,225	(11,186)	-3.4%
Vehicles and auto parts	22,081	22,662	(580)	-2.6%
Real state	20,102	19,632	471	2.4%
Food and beverage	19,466	19,872	(407)	-2.0%
Transportation	17,757	18,376	(619)	-3.4%
Agribusiness and fertilizers	15,340	16,909	(1,569)	-9.3%
Energy and water treatment	13,526	13,601	(75)	-0.5%
Steel and metallurgy	13,195	13,247	(52)	-0.4%
Sugar and alcohol	10,858	11,195	(337)	-3.0%
Capital Assets	9,785	10,585	(800)	-7.6%
Banks and other financial institutions	9,780	10,208	(427)	-4.2%
Telecommunications	9,190	9,983	(793)	-7.9%
Petrochemical and chemical	8,964	9,748	(784)	-8.0%
Construction Material	7,414	7,637	(223)	-2.9%
Mining	7,363	7,488	(125)	-1.7%
Pharmaceutical and cosmetics	6,990	7,076	(86)	-1.2%
Infrastructure work	6,608	6,820	(212)	-3.1%
Electronic and IT	6,606	6,672	(66)	-1.0%
Oil and gas	6,161	6,438	(277)	-4.3%
Clothing and footwear	5,413	5,499	(86)	-1.6%
Other	98,439	102,579	(4,140)	-4.0%
Total	321,751	332,935	(11,183)	-3.4%

Credit Concentration

Our loan, lease and other credit operations, including endorsements and sureties, are spread over our loan portfolio in a way that only 22.1% of the credit risk was concentrated on the 100 largest debtors at the end of the second quarter of 2015. The credit concentration on the 100 largest debtors (group consolidated) is as follows:

In R$ millions, end of period	Risk	% of total credits	% of total Assets
Largest Debtor	6,233	21.	0.5
10 Largest Debtors	34,125	6.4	2.8
20 Largest Debtors	52,900	9.9	4.3
50 Largest Debtors	87,142	16.4	7.1
100 Largest Debtors	117,621	22.1	9.6

Renegotiated Loan Operations

According to the rules of CMN Resolution No. 2,682/99, balances of all contracts that have had changes to their original contractual terms should be reported as renegotiated loans. To allow a better understanding, we segregate renegotiated loans into those that had changes in the original contractual terms only, but were not overdue or were overdue for less than 30 days, and those that had credits effectively renegotiated, as shown below:

In R$ millions, end of period	Portfolio	LLP	%
Amended Credit Agreements	20,011	(6,825)	34.1%
Amended Operations non-overdue	(7,466)	1,102	14.8%
Renegotiated Loans Operations	12,546	(5,723)	45.6%

Further information in Note 8-d of our financial statements.

On June 30, 2015, the portfolio of renegotiated operations reached R$12,546 million, almost stable when compared to the previous quarter, representing 2.7% of our loan portfolio. At the end of the second quarter of 2015, the ratio of the allowance for loan losses to the renegotiated portfolio reached 45.6%. The following chart presents this change:

The portfolio of renegotiated loan operations includes all operations under renegotiation, either overdue or coming from the recovery of loans written off as losses. In the case of write-offs, we recognize a provision for the total amount renegotiated (not generating an immediate result), that is reversed only when there is a strong indication of recovery of this credit (after payments are received on a regular basis for a few months).

The balance of 90-day non-performing loans (NPL 90) in the renegotiated portfolio reached R$2,697 million, resulting in a 90-day NPL ratio of 21.5%. The allowance for loan losses coverage ratio was 212% on June 30, 2015. The portfolio of over 90-day non-performing loans presented in the report also includes the NPL on renegotiated credits.

Loan Portfolio by Origination Period (*)

The chart below shows the evolution of our loan portfolio, excluding endorsements and sureties, by origination period (vintages).

(*) As from the 3Q14, it includes Credicard operations.

The 70-basis-point reduction in the origination volume in the quarter is mainly driven by the maintenance of our policy of greater selectivity in credit origination, and lower demand from clients with the risk profile selected by the bank. Therefore, a lower volume of loans to large companies were originated in the second quarter of 2015. In this same period, the volume of acquired payroll loans was also lower.

Itaú Unibanco Holding S.A.	19

Management Discussion & Analysis Income Statement Analysis

Loan Portfolio Mix Evolution in Brazil (excluding endorsements and sureties)

Our loan portfolio mix presented below highlights its major components and their share in past quarters.

Loan Portfolio Mix - Companies

The proportion of credits to very small and small market companies, which have higher spreads, have decreased when compared to credits to middle market and large companies in our loan portfolio mix, which can be seen in the chart below.

Loan Portfolio Mix – Individuals

The evolution of our loan portfolio mix for individuals in past periods shows the growth of the payroll loan and mortgage loan portfolios, which currently represent the second and third largest balances in our individuals portfolio. The decrease in the share of vehicle financing is a result of the nominal balance reduction of this portfolio.

We present below additional information about Payroll Loans, Mortgage Loans and Vehicle Financing.

Payroll Loans

We operate in the payroll loans market through two different distribution channels: directly through our own distribution network (branches, CSBs and electronic channels) and through Banco Itaú BMG Consignado S.A., a financial institution controlled by us aimed at offering, distributing and marketing payroll loans. This operation started in December 2012 and enables us to expand our business in this segment, based on our values and transparency principles, following our good management practices and policies.

Evolution of the Payroll Loan Portfolio and NPL

At the end of June 2015, total payroll loans reached R$45,517 million, an increase of 52.3% (R$15,625 million) in twelve months. The highlights were the portfolio of loans to retirees and pensioners of the INSS and to public servants, which, together, grew 59.5% when compared to the end of June 2014.

Payroll loans originated by the branch network totaled R$15,689 million on June 30, 2015, a 25.0% increase in twelve months, whereas payroll loans originated by other channels reached R$29,828 million, a 72.0% increase when compared to the same period of the previous year.

Evolution of Payroll Loan Portfolio

Our strategy of higher growth in the INSS Beneficiaries segment, combined with the credit policies adopted, allowed the portfolio growth to be followed by a reduction in delinquency levels over the last two years. The recent increase in 90- day NPL was driven by a slower pace of the portfolio growth.

90-day NPL ratio (Mar -12 = 100) | Total Payroll Loan Portfolio

Note: Comparable to the National Financial System information disclosed by the Brazilian Central Bank.

Evolution of the Share of Payroll Loans in Personal Loans

The increase in the payroll loans balance allowed for a higher share of the personal loans, which reached 60.3% in this period from 51.0% in June, 2014.

Mortgage Loans

Our mortgage loan portfolio reached R$42,383 million at the end of June 2015. Our portfolio increased 4.6% in the quarter and 16.8% in the past twelve months. The individuals portfolio, totaling R$31,753 million at the end of this quarter, increased 5.2% from the previous quarter and 20.8% in twelve months. At the end of June 2015, the companies portfolio totaled R$10,630 million, up 2.8% and 6.1% when compared to the previous quarter and to the past twelve months, respectively.

Evolution of the Mortgage Portfolio

Itaú Unibanco Holding S.A.	20

Management Discussion & Analysis Income Statement Analysis

In the second quarter of 2015, the volume of new mortgage loan financing for individuals was R$2,725 million, whereas financing to companies amounted to R$1,149 million, totaling R$3,873 million.

Origination Volume

In R$ millions	2Q15	1Q15	variation	2Q14	variation
Individuals	2,725	2,527	7.8%	2,174	25.3%
Companies	1,149	614	86.9%	1,657	-30.7%
Total	3,873	3,142	23.3%	3,832	1.1%

Source.: ABECIP data.

Our individual mortgage loan portfolio collaterals are under the legal framework of fiduciary lien (alienação fiduciária) and account for 99.1% of the portfolio. Since 2007, we have been using this framework for 100% of our contracts.

Our new financing contracts use the Equal Amortization System, through which decreasing installments lead to faster balance amortization, reducing the loan-to-value ratio (ratio of the amount of the financing to the value of the real estate property) at a faster pace than other amortization systems.

The portfolio loan-to-value (LTV) reached 43.4% at the end of June 2015, an increase of 290 basis points when compared to June 2014.

The average quarterly LTV of the originated vintages reached 58.6%, down 90 basis points from the LTV of vintages originated in the first quarter of 2015 and down 110 basis points from the second quarter of 2014.

Loan–to-value | Vintage and Portfolio

In the current period, the 90-day NPL of the vintages originated in December 2014 reached 0.16%, a reduction of 8 basis points when compared to December 2013, and an increase of 11 basis points when compared to the vintages originated in September 2014.

NPL over 90 (%) | Six months after origination

Note: Loan portfolio to individuals.

Vehicle Financing

Our portfolio of vehicle financing to individuals totaled R$23,786 million, and to companies reached R$5,194 million, totaling R$28,980 million on June 30, 2015.

This quarter, the average amount of vehicle financing to individuals originated at the branch network, dealerships and car retailers was R$24.8 thousand, with an average 39-month term and average down payment of 44%. The average financing term remained steady over the last quarters and the average down payment percentage increased 300 basis points when compared to the same period of the previous year, and remained stable when compared to the first quarter of 2015.

Average Term and Down Payment - Individuals

New loans granted to individuals through our branches, dealerships and car retailers totaled R$2,096 million, whereas new loans granted to companies totaled R$440 million in the second quarter of 2015.

The loan-to-value of the vehicle financing portfolio reached 72.2% at the end of June 2015, continuing the declining trend of the past few quarters.

Loan–to-value | Portfolio (*)

(*) Loans originated by dealerships and car retailers to individuals and companies.

The 90-day NPL of vintages originated in February 2015 reached 0.15% in June 2015.

NPL over 90 (%) | Four months after origination

In this quarter, we received a monthly average of 14 million visits through iCarros, a classified ads website that facilitates the purchase and sale of new and used vehicles.

Itaú Unibanco Holding S.A.	21

Management Discussion & Analysis Income Statement Analysis

Result from Loan and Lease Losses

In R$ millions	2Q15	1Q15	variation		1H15	1H14	variation
Expenses for Provision for Loan and Lease Losses	(5,520)	(5,515)	(5)	0.1%	(11,035)	(8,717)	(2,318)	26.6%
Income from Recovery of Loans Written Off as Losses	1,133	1,060	73	6.9%	2,193	2,321	(128)	-5.5%
Result from Loan and Lease Losses	(4,387)	(4,455)	68	-1.5%	(8,842)	(6,395)	(2,446)	38.3%

Result from loan and lease losses (expenses for provision, net of recovery of loans written off as losses) totaled R$4,387 million in the second quarter of 2015, a 1.5% decrease from the previous quarter. Expenses for allowance for loan losses remained practically stable when compared to the previous quarter, whereas revenues from recovery of loans written off as losses increased 6.9% when compared to the previous quarter.

In the first half of 2015, result from loan and lease losses totaled R$8,842 million, with an increase of 38.3% from the same period of 2014. This increase was mainly driven by higher expenses for allowance for loan losses, which totaled R$11,035 million in the period, substantially impacted by increased provisions for economic groups of the corporate segment. Additionally, income from recovery of loans written of as losses amounted R$2,193 million in the first half of 2015, a 5.5% decrease when compared to the same period of the previous year.

Loan Losses Provision Expenses by Segment

Note: Retail Banking includes loan loss provisions expenses of Corporation segment.

In the second quarter of 2015, expenses for provision for loan losses totaled R$3,747 million in the Retail segment and R$1,773 million in the Wholesale segment.

This quarter, we recognized a provision in the Wholesale segment lower by R$278 million from the previous quarter and higher by R$1,159 million from the second quarter of 2014. These higher provisions recognized in the last two quarters are due to the continuous reinforcement of the previously mentioned provisions for economic groups of the corporate segment.

In the Retail segment, provisions were higher by R$283 million when compared to the first quarter of 2015 and were R$104 million lower when compared to the same period of the previous year.

Expenses for Allowance for Loan Losses and Loan Portfolio

The ratio of expenses for allowance for loan losses to the loan portfolio reached 4.8% in the second quarter of 2015, unchanged when compared to the previous quarter.

The ratio of the result from loan losses to the loan portfolio reached 3.8% this quarter, 10 basis points lower when compared to the previous quarter.

Result from Loan Losses and Loan Portfolio

(*) Average balance of the Loan Portfolio of the two previous quarters.

Allowance for Loan Losses and Loan Portfolio

In June 2015, the loan portfolio without endorsements and sureties decreased 2.3% from March 2015, totaling R$457,463 million, whereas allowance for loan losses decreased 0.8% in the quarter, totaling R$28,131 million.

The additional allowance balance remained at R$6,330 million at the end of the second quarter of 2015. This balance includes provisions recognized for endorsements and sureties of R$329 million.

The decrease in the balance of allowance for loan losses mainly resulted from the transfer of financial assets with no retention of risks and benefits with an affiliated company, related to operations of a specific economic group, carried out in June 2015. These operations were fully provisioned (rating H) and, therefore, net income was not impacted.

Itaú Unibanco Holding S.A.	22

Management Discussion & Analysis Income Statement Analysis

Delinquency Ratios and Nonperforming Loans

Nonperforming Loans

(*) Overdue loans are loan operations having at least one installment more than 14 days overdue, irrespective of collateral provided.

The overdue loan portfolio increased 4.0% or R$1,049 million from the previous quarter and 12.0% from the same period of the previous year.

The coverage ratio, which is the ratio of allowance for loan losses to the total overdue loan portfolio, reached 103%, 200 basis points up when compared to the same period of the previous year.

The portfolio of credits overdue for over 90 days increased 6.1% from the previous quarter and 7.9% from the same period of the previous year. Had we not transferred the financial assets as previously mentioned, the balance of credits overdue for over 90 days would have reached R$16,124 million in June 2015 and the increase from the first quarter would have been 13.7%.

NPL Ratio (%) | over 90 days

The NPL ratio of credits overdue for more than 90 days increased 30 basis points when compared to the previous quarter, and decreased 10 basis points when compared to the second quarter of 2014, reaching 3.3% of our loan portfolio in the period.

For individuals this ratio increased 10 basis points when compared to the previous quarter and decreased 60 basis points from the same period of 2014.

For companies this ratio increased 40 basis points when compared to the first quarter of 2015. For large companies, this ratio increased in the quarter driven by specific economic groups. For very small, small and medium companies there was a reduction in the quarter.

Had the financial assets not been transferred in June 2015 as previously mentioned, the NPL 90 of the total portfolio would have reached 3.5% in the second quarter of 2015, and for companies this ratio would have reached 2.6%.

NPL Ratio (%) | 15 to 90 days

Short-term delinquency, measured based on the balance of operations overdue from 15 to 90 days (NPL 15-90), increased 10 basis points when compared to the previous quarter. This higher delinquency ratio was due to the increase of 10 basis points in both the individuals and companies ratios.

In the 12-month period, the NPL 15-90 increased 30 basis points mainly due to the increase of 70 basis points in the companies ratio, partially offset by the decrease of 40 basis points in the individuals ratio.

NPL Ratio by Activity Sector

	Credit	NPL Ratio	NPL Ratio
In R$ millions, end of period	Portfolio	15 to 90 days	90 days
Public Sector	5,213	0.0%	0.0%
Private Sector	452,251	3.0%	3.3%
Companies	242,860	2.0%	2.2%
Industry and Commerce	118,507	1.8%	2.4%
Services	98,672	1.8%	2.2%
Primary Sector	23,615	3.1%	1.4%
Other	2,066	1.3%	0.5%
Individuals	209,390	4.2%	4.6%
Total	457,463	3.0%	3.3%

Regarding the NPL by activity sector, the 90-day NPL for industry and commerce was 2.4%, services was 2.2% and primary sector was 1.4%. For further information on NPL Ratios by Activity Sector, please refer to the Risk Management Report required by Circular No. 3,678 of the Brazilian Central Bank of October 31, 2013, which is available in our Investor Relations website.

Coverage Ratio | 90 days

Note: Coverage ratio is derived from the division of the allowance for loans and leases losses balance by the balance of operations more than 90 days overdue.

The 90-day coverage ratio reached 187% in June 2015, down 1,300 basis points when compared to the previous quarter and up 1,100 basis points from June 2014. Had the previously mentioned transfer of financial assets not been carried out, the total coverage ratio would have reached 181% on June 30, 2015.

Itaú Unibanco Holding S.A.	23

Management Discussion & Analysis Income Statement Analysis

Loan Portfolio Risk Level

Our credit risk management is aimed at maintaining the quality of the loan portfolio at levels that are appropriate for each market segment in which we operate.

As a result of our strategy to focus on operations with lower risk and larger volume of guarantees, we improved the guarantee control system (vehicles, mortgage loans, financial investments, among others) to capture the updated market values for these individual operations. As a consequence, operations with guarantees where the updated amount exceeds the debt balance are classified at better risk levels. On the other hand, operations with guarantees where the updated amount is insufficient to mitigate the entire risk are classified at worse risk levels.

On June 30, 2015, the share of portfolios rated “AA” and “A” to the total portfolio decreased 50 basis points when compared to March 31, 2015.

Total loans rated from "D" and "H" accounted for 8.1% of total loans, 20 basis points higher when compared to the previous quarter.

Loan Portfolio Evolution by Risk Level

Note: Does not consider endorsements and sureties.

Loan Portfolio Write-Off

(*) Loan portfolio average balance for the previous two quarters.

Loan portfolio write-off totaled R$4,689 million in the second quarter of 2015, R$615 million higher when compared to the previous quarter.

The ratio of written-off operations to the average balance of the loan portfolio reached 1.0%, 10 basis points higher when compared to the previous quarter and 20 basis points lower when compared to the same period of the previous year.

Loans Recovery

In the second quarter of 2015, income from recovery of loans written off as losses increased R$73 million, or 6.9%, from the previous quarter.

Itaú Unibanco Holding S.A.	24

Management Discussion & Analysis Income Statement Analysis

Banking Service Fees, Income from Banking Charges and Result from Insurance, Pension Plan and Premium Bonds

In R$ millions	2Q15	1Q15	variation		2Q14	variation		1H15	1H14	variation
Asset Management	689	662	27	4.1%	652	37	5.7%	1,351	1,305	47	3.6%
Current Account Services	1,368	1,405	(36)	-2.6%	1,228	140	11.4%	2,773	2,366	407	17.2%
Credit Operations and Guarantees Provided	799	800	(1)	-0.2%	760	39	5.1%	1,599	1,453	146	10.0%
Collection Services	385	365	20	5.5%	410	(25)	-6.1%	751	773	(22)	-2.9%
Credit Cards	2,929	2,884	45	1.6%	2,682	247	9.2%	5,813	5,284	530	10.0%
Other	735	750	(15)	-2.0%	605	130	21.5%	1,485	1,214	270	22.3%
Banking Service Fees and Income from Banking Charges	6,906	6,867	40	0.6%	6,338	568	9.0%	13,773	12,395	1,378	11.1%
Result from Insurance, Pension Plan and Premium Bonds	1,544	1,482	62	4.2%	1,437	107	7.5%	3,026	2,803	223	8.0%
Total	8,451	8,349	102	1.2%	7,775	676	8.7%	16,799	15,198	1,602	10.5%
(-) Result from Other Insurance Activities(*)	99	85	14	16.5%	190	(92)	-48.2%	183	324	(140)	-43.4%
Total excluding Other Insurance Activities	8,352	8,264	88	1.1%	7,585	767	10.1%	16,616	14,874	1,742	11.7%

In the second quarter of 2015, banking service fees, including income from banking charges, amounted to R$6,906 million, a 0.6% increase when compared to the previous quarter and a 9.0% increase from the second quarter of 2014.

In the year, these revenues reached R$13,773 million, an 11.1% increase from the same period of the previous year, mainly driven by higher revenues from credit card and current account services.

These revenues, together with the result from insurance, pension plan and premium bonds, totaled R$8,451 million in the second quarter of 2015, an increase of 1.2% from the previous quarter and 8.7% when compared to the same period of the previous year.

Excluding the result from other insurance activities(*), our revenues reached R$8,352 million in this quarter, 1.1% higher when compared to the first quarter of 2015 and 10.1% from the same period of the previous year.

(*) Other insurance activities include extended warranty, large risks, health insurance, other products and our stake in IRB.

Asset Management

Asset management revenues totaled R$689 million in the second quarter of 2015, a 4.1% increase from the previous quarter and 5.7% from the second quarter of 2014, driven by the greater number of business days and the higher volume of consortium and fund management operations.

In the first half of 2015, these revenues reached R$1,351 million, a 3.6% increase from the same period of the previous year.

Asset Administration

Fund management fees amounted to R$520 million in the second quarter of 2015, a 2.4% increase from the first quarter of 2015.

Total assets under administration reached R$709 billion in June 2015, with increases of 2.1% from the previous quarter and of 11.8% from the same period of the previous year, mainly due to higher managed portfolios and investment funds.

According to the ANBIMA ranking, in June 2015 we were second in the fund management and managed portfolio* ranking, with a 20.0% market share.

* Includes Itaú Unibanco and Intrag.

Consortia Administration Fees

Consortia management fees totaled R$169 million in the second quarter of 2015, increasing 9.8% from the first quarter of 2015 mainly driven by the consortia market growth and by campaigns carried out internally. These fees increased 11.2% when compared to the same period of the previous year.

In June 2015, we reached approximately 411 thousand active contracts, increases of 2.8% from the previous quarter and of 3.3% when compared to June 2014.

In June 2015, the installments receivable reached R$11.6 billion, an increase of 5.3% from March 2015 and 5.2% from June 2014.

Itaú Unibanco Holding S.A.	25

Management Discussion & Analysis Income Statement Analysis

Current Account Services

Revenues from current account services totaled R$1,368 million in the second quarter of 2015, a 2.6% decrease from the previous quarter and an 11.4% increase from the second quarter of 2014.

In the year, these revenues recorded a 17.2% increase. These increased revenues from current account services are mainly due to the offering of differentiated products and services aimed at adding more value to the experience of our clients. These products include differentiated current account service packages for individuals and the convenience and versatility of products offered to companies.

Loan Operations and Guarantees Provided

Revenues from loan operations and guarantees provided totaled R$799 million, a 0.2% decrease from the previous quarter and a 5.1% increase from the same quarter of the previous year.

In the first half of 2015, these revenues increased 10.0% when compared to the same period of the previous year, driven by a higher volume of loan operations and sureties and endorsements.

In the second quarter of 2015, the ratio of annual revenues from loan operations to the loan portfolio, without endorsement and sureties, reached 0.4% p.a.

The ratio of annual revenues from guarantees provided to the endorsements and sureties portfolio reached 1.6% p.a.

(*) Loan portfolio average balance from two previous quarters.

Collection Services

Revenues from collection services reached R$385 million in the second quarter of 2015, increasing 5.5% from the first quarter of 2015. When compared to the same period of the previous year, these revenues decreased 6.1%.

Credit Cards

Credit card revenues amounted to R$2,929 million in the second quarter of 2015, a 1.6% increase from the first quarter.

These revenues increased 9.2% when compared to the same period of the previous year, mainly impacted by higher revenues from interchange, MDR (Merchant Discount Rate) and annual fees, and by the increase in the number of POS equipment rented in the period.

In the year, credit card revenues reached R$5,813 million, a 10.0% increase from the same period of the previous year driven by the same reasons mentioned above.

The proportion of credit card revenues related to card issuance corresponds to 53.8% of total revenues.

Transaction Volume and Card Accounts | Credit and Debit Cards

Through proprietary and partnership operations, we offer a wide range of credit and debit cards to over 62.1 million current account holders and non-account holders (in number of accounts). In the second quarter of 2015, the volume of transactions amounted to R$81.6 billion, a 10.0% increase from the same period of 2014.

We are the leading player in the Brazilian credit card market, through Itaucard, Hipercard, Hiper, Credicard, joint ventures and commercial agreements with leading companies in sectors such as telecom, vehicles, retail and aviation in the Brazilian market, totaling 36.1 million client accounts, including both account and non-account holders.

In the second quarter of 2015, the volume of credit card transactions amounted to R$61.9 billion, an 8.8% increase from the same period of the previous year.

In the debit card segment, which only includes current account holders, we have 26.0 million accounts. The volume of debit card transactions amounted to R$19.7 billion in the second quarter of 2015, a 13.9% increase from the same period of the previous year.

Itaú Unibanco Holding S.A.	26

Management Discussion & Analysis Income Statement Analysis

Transaction Volume and Card Accounts | Credit and Debit Cards

Note: As of first quarter of 2014, we include Credicard card base.

Acquiring Services

Our merchant acquiring business comprises the process of capturing transactions through the affiliation, management and relationship with commercial establishments through the company REDE.

In the second quarter of 2015, the transaction volume totaled R$93.5 billion, a 2.6% increase from the first quarter of 2015 and a 10.9% increase from the same period of the previous year.

Transaction Volume | Credit and Debit Cards

In the second quarter of 2015, the volume of credit card transactions was R$61.8 billion, representing 66.1% of the total volume of transactions generated by the acquiring services, a 4.9% increase from the first quarter of 2015 and a 12.5% increase when compared to the same period of the previous year.

In addition to the transaction volume mentioned above, we captured and processed more than R$1.3 billion in transactions within our retail partners and Joint Ventures in the second quarter of 2015.

In the second quarter of 2015, the volume of debit card transactions was R$31.7 billion, representing 33.9% of the total transaction volume, a 1.6% decrease from the previous quarter and a 7.8% increase from the same period of the previous year.

Note: The volume of transactions includes 100% of REDE.

Equipment Base(*)

At the end of the second quarter of 2015, our base of active installed equipment reached 1,858 thousand units, a 1.8% increase from the previous quarter and of 10.8% when compared to the second quarter of 2014.

(*)100% of REDE’s equipment base is able to capture Hiper brand transactions. The equipment base amounts from the first quarter of 2014 to the first quarter of 2015 were recalculated based on the review of the number of mobile equipment pieces.

Other

R$ millions	2Q15	1Q15	variation
Foreign Exchange Services	21	22	(2)
Brokerage and Securities Placement	96	85	11
Custody Services and Portfolio Management	74	67	7
Economic and Financial Advisory Services	183	160	23
Other Services	361	415	(54)
Total	735	750	(15)

Revenues from other services decreased mainly due to lower revenues from structured operations in Chile, which was partially offset by increased revenues from economic and financial advisory services and brokerage and securities placement.

Banking Service Fees and Income from Banking Charges and Result from Insurance, Pension Plan and Premium Bonds

In the second quarter of 2015, the ratio of total banking service fees and income from bank charges added to the result from insurance, pension plan and premium bonds, divided by these total revenues added to the managerial financial margin, reached 34.2%.

The operational coverage ratio, which represents the extent to which non-interest expenses were covered by banking service fees and income from banking charges, added to the result from insurance, pension plan and premium bonds, reached 84.7% in this quarter, an increase of 20 basis points when compared the previous quarter.

(*) Insurance Operations include insurance, pension plan and premium bonds.

Itaú Unibanco Holding S.A.	27

Management Discussion & Analysis Itaú Insurance, Pension Plan and Premium Bonds

Itaú Insurance, Pension Plan and Premium Bonds

The Pro Forma financial statements below were prepared based on Itaú Unibanco’s managerial information and are intended to explain the performance of the insurance-related business. As of the fourth quarter of 2014, we have adopted a new disclosure between Core Activities and Other Activities for the result from Insurance Operations (Insurance, Pension Plan and Premium Bonds).

Sales Cost Model

The practice in Itaú Unibanco is to allocate the selling costs to all of our products and services based on the corresponding utilization of each channel (full allocation method). For that reason, the selling costs related to insurance, pension plan and premium bonds products in our branch network and other electronic or physical distribution channels are recorded in our income statement of the insurance segment. This practice has both accounting and mana-gerial effects.

Pro Forma Recurring Income Statement of Insurance Operations

	2Q15			1Q15			variation				2Q14			variation
In R$ millions	Total	Core Activities	Other Activities	Total	Core Activities	Other Activities	Total		Core Activities		Total	Core Activities	Other Activities	Total		Core Activities
Earned Premiums	1,427	1,043	385	1,416	1,035	381	0.8%		0.7%		1,532	945	587	-6.8%		10.3%
Revenues from Pension Plan and Premium Bonds	210	210	-	202	202	-	3.6%		3.6%		174	174	-	20.7%		20.7%
Retained Claims	(385)	(284)	(101)	(368)	(257)	(111)	4.5%		10.4%		(481)	(258)	(223)	-19.9%		10.0%
Selling Expenses	(268)	(39)	(229)	(266)	(41)	(225)	0.8%		-4.6%		(270)	(33)	(237)	-0.7%		19.4%
Result from Insurance, Pension Plan and Premium Bonds	984	929	55	984	939	45	0.0%		-1.1%		955	828	127	3.1%		12.3%
Managerial Financial Margin	259	226	34	230	188	42	12.6%		19.9%		244	199	46	6.2%		13.5%
Service Fees	409	408	0	394	393	1	3.8%		4.0%		393	390	3	4.0%		4.8%
Earnings of Affiliates	102	83	19	66	61	5	54.8%		35.8%		96	68	28	6.1%		22.1%
Non-interest Expenses	(460)	(425)	(35)	(470)	(428)	(42)	-2.2%		-0.7%		(444)	(333)	(111)	3.6%		27.6%
Tax Expenses for ISS, PIS and Cofins and other taxes	(85)	(69)	(16)	(85)	(70)	(15)	0.3%		-1.5%		(81)	(61)	(20)	4.8%		13.2%
Income before Tax and Minority Interests	1,209	1,152	57	1,118	1,082	36	8.1%		6.4%		1,163	1,090	73	4.0%		5.7%
Income Tax/Social Contribution and Minority Interests	(427)	(412)	(15)	(406)	(395)	(11)	5.2%		4.2%		(415)	(399)	(17)	2.8%		3.3%
Recurring Net Income	782	740	42	713	687	26	9.7%		7.7%		747	691	56	4.6%		7.0%
Recurring Return on Allocated Capital	90.9%	95.2%	50.8%	81.8%	88.3%	27.5%	910	bps	690	bps	61.0%	63.3%	42.4%	2,990	bps	3,190	bps
Efficiency Ratio (ER)	27.6%	27.0%	38.0%	29.6%	28.3%	53.7%	-200	bps	-140	bps	27.6%	23.4%	60.5%	-10	bps	360	bps
Combined Ratio	67.6%	56.0%	99.0%	68.3%	55.4%	103.2%	-70	bps	60	bps	71.3%	53.0%	100.7%	-370	bps	290	bps

Note: Combined Ratio for insurance activities. Non-interest Expenses comprise Personnel Expenses, Other Administrative Expenses and Other Operating Expenses.

Our core activities consist of mass-market products related to Life, Property, Credit, Pension and Premium Bonds. Other insurance activities correspond to extended warranty, health insurance, our stake in IRB and other.

We continue to concentrate efforts on distribution through our own channels, due to greater agility and efficiency, which positively impact our profitability. Our priority channels currently account for 54.0% of the sales to account holders. Sales through ATMs grew 17.7% from the previous quarter and 51.2% from the same quarter of 2014, and accounted for 15.0% of sales to account holders. Sales of premium bonds through bankphone channel grew 21.4% and increased 17.8% through the bankline channel from the previous quarter. These channels account for 9.0% of the sales of premium bonds to account holders.

Recurring net income from Insurance Operations reached R$782 million in the second quarter of 2015, increasing 9.7% from the previous quarter and 4.6% from the same period of the previous year.

Recurring net income core activities was R$740 million in the second quarter of 2015, an increase of 7.7% when compared to the first quarter of 2015, and the highlight was the increase in managerial financial margin and in the earnings of affiliates due to our stake in Porto Seguro. When compared to the same period of the previous year, the increase was 7.0%.

Recurring net income from other insurance activities reached R$42 million in the quarter, 64.1% up from the previous quarter, mainly driven by higher earnings from affiliates due to our stake in IRB. When compared to the second quarter of 2014, net income from other insurance activities decreased 24.8% mainly driven by the sale of the large risk portfolio and lower earnings from affiliates.

Annualized recurring return for insurance operations reached 90.9% in the period, 910 basis points higher than the previous quarter.

The insurance ratio, which represents the ratio of recurring net income from insurance, pension plan and premium bonds operations to Itaú Unibanco’s recurring net income, reached 12.7%, up 40 basis points from the previous quarter.

Insurance Ratio(1) and ROE | Insurance Operations

(1) Insurance Ratio (%) = Recurring net income from Insurance, Pension Plan and Premium Bonds operations / Itaú Unibanco’s recurring net income.

Note: Impact on ROE from Itaú Insurance, Pension Plan and Premium Bonds mainly due to the change in the methodology that reduced economic capital required by our investment in Porto Seguro as of the third quarter of 2014.

Itaú Unibanco Holding S.A.	28

Management Discussion & Analysis Itaú Insurance, Pension Plan and Premium Bonds

Breakdown of Recurring Net Income | Insurance Operations

In the second quarter of 2015, the ratio of the result of core activities to the recurring net income from Itaú Insurance, Pension Plan and Premium Bonds reached 94.6%.

Combined Ratio | Insurance Activities

Note: The combined ratio of insurance activities is the sum of retained claims, selling expenses, administrative expenses, other operating income and expenses, tax expenses for ISS, PIS and Cofins and other taxes over earned premiums.

The combined ratio, which reflects the operating cost efficiency as a percentage of income from earned premiums, reached 67.6% in the period, a reduction of 70 basis points from the previous quarter, driven by higher earned premiums and lower non-interest expenses. When compared to the same period of the previous year, this ratio decreased 370 basis points, mainly driven by the reduction in the loss ratio.

Efficiency Ratio

The efficiency ratio was 27.6% in the second quarter of 2015, a 200 basis point decrease from the previous quarter. Considering only our core activities, efficiency ratio reached 27.0% in the period.

Balance Sheet | Insurance Operations

The balance sheet of our Insurance Operations is presented below. As at June 30, 2015, total assets amounted to R$124.8 billion, a 4.2% increase from the first quarter of 2015 and an 11.4% increase from the same period of the previous year mainly due to increases in securities.

The technical provisions including insurance, pension plan and premium bonds totaled R$121.7 billion in the period, a 4.2% increase from the previous quarter and a 12.2% increase from the second quarter of 2014.

	2Q15				1Q15					2Q14
In R$ millions, end of period	Insurance	Pension Plan	Premium Bonds	Total	Insurance	Pension Plan	Premium Bonds	Total	variation	Insurance	Pension Plan	Premium Bonds	Total	variation
Assets
Current and Long-Term Assets
Securities	4,966	114,743	3,121	122,830	4,940	109,570	3,119	117,630	4.4%	7,370	96,858	3,097	107,325	14.4%
Other Assets ¹	1,939	-	-	1,939	2,131	-	-	2,131	-9.0%	4,717	-	-	4,717	-58.9%
Total Assets	6,905	114,743	3,121	124,769	7,071	109,570	3,119	119,761	4.2%	12,088	96,858	3,097	112,043	11.4%

Liabilities and Equity
Current and Long – Term Liabilities	5,440	113,208	3,073	121,721	5,605	108,115	3,077	116,797	4.2%	10,143	95,441	3,018	108,602	12.1%
Technical Provisions – Insurance	5,372	-	-	5,372	5,546	-	-	5,546	-3.1%	10,029	-	-	10,029	-46.4%
Technical Provisions – Pension Plans and VGBL	-	113,208	-	113,208	-	108,115	-	108,115	4.7%	-	95,415	-	95,415	18.6%
Technical Provisions – Premium Bonds	-	-	3,073	3,073	-	-	3,077	3,077	-0.1%	-	-	3,007	3,007	2.2%
Other Liabilities	69	-	-	69	59	-	-	59	15.5%	115	26	11	152	-54.8%
Allocated Tier I Capital	1,465	1,534	48	3,048	1,466	1,455	43	2,964	2.8%	1,944	1,417	79	3,440	-11.4%
Total Liabilities and Equity	6,905	114,743	3,121	124,769	7,071	109,570	3,119	119,761	4.2%	12,088	96,858	3,097	112,043	11.4%

(1) Other assets include mainly receivables from insurance.

Note: Does not include our 30% stake in Porto Seguro.

Itaú Unibanco Holding S.A.	29

Management Discussion & Analysis Insurance Core Activities

Pro Forma Recurring Income Statement of the Insurance Segment | Core Activities

In R$ millions	2Q15	1Q15	variation			2Q14	variation
Earned Premiums	1,043	1,035	8	0.7%		945	98	10.3%
Retained Claims	(277)	(253)	(24)	9.5%		(250)	(27)	10.7%
Selling Expenses	(39)	(40)	1	-3.2%		(33)	(6)	18.3%
Underwriting Margin	728	742	(15)	-2.0%		663	65	9.8%
Managerial Financial Margin	74	52	22	42.1%		92	(18)	-19.3%
Service Fees	103	103	(0)	-0.4%		116	(13)	-11.6%
Earnings of Affiliates	83	61	22	35.8%		68	15	22.1%
Non-interest Expenses	(227)	(237)	10	-4.3%		(181)	(45)	25.1%
Tax Expenses for ISS, PIS and Cofins and other taxes	(42)	(44)	2	-5.1%		(38)	(4)	11.5%
Income before Tax and Minority Interests	719	678	41	6.0%		720	(1)	-0.2%
Income Tax/Social Contribution and Minority Interests	(248)	(242)	(6)	2.6%		(256)	9	-3.3%
Recurring Net Income	471	436	35	7.9%		463	7	1.6%
Recurring Return on Allocated Capital	120.0%	111.0%		900	bps	64.4%		5,560	bps
Efficiency Ratio (ER)	24.0%	25.9%		-190	bps	20.1%		390	bps

Note: Impact on ROE mainly due to the change in the methodology that reduced economic capital required by our investment in Porto Seguro as of the third quarter of 2014.

Our insurance core activities consist of mass-market products related to life, property and credit. These products are offered in synergy with the retail channels - branch network, partnership with retailers, credit card clients, real estate and vehicle financing, personal and payroll loans - and the wholesale channel. These products have characteristics such as low loss ratio, low volatility in the result and less use of capital, making them strategic and increasingly relevant in the diversification of the conglomerate’s revenues.

Net Income | Insurance Core Activities

In the second quarter of 2015, recurring net income from insurance core activities totaled R$471 million, a 7.9% increase from the previous quarter, driven by higher financial margin and earnings of affiliates due to our stake in Porto Seguro, and to lower non-interest expenses.

Earned Premiums Breakdown | Insurance Core Activities

In the second quarter of 2015, earned premiums from insurance core activities reached R$1,043 million, a 0.7% increase from the previous quarter. When compared to the second quarter of 2014, the increase was 10.3%, mainly driven by individual life product.

Considering only our core activities, that include our 30% stake in Porto Seguro, our earned premiums market share of the core insurance total market reached 14.5% in the 2015 year-to-date(*). Considering the technical result of insurance core activities, our market share reached 18.1% in the 2015 year-to-date(*).

Retained Claims Breakdown | Insurance Core Activities

In the second quarter of 2015, retained claims from insurance core activities amounted to R$277 million, an increase of 9.5% from the previous quarter, mainly driven by life insurance products.

Underwriting Margin | Insurance Core Activities

The underwriting margin from our insurance core activities amounted to R$728 million in the second quarter of 2015, a 2.0% decrease from the previous quarter and a 9.8% increase from the second quarter of 2014. In the quarter, the ratio of underwriting margin to earned premiums reached 69.8%, 190 basis points down from the first quarter of 2015.

(*) Most recent data available on June 30, 2015, based on information disclosed by SUSEP.

Itaú Unibanco Holding S.A.	30

Management Discussion & Analysis Insurance Core Activities and Pension Plan

Combined Ratio | Insurance Core Activities

Note: The combined ratio is the sum of retained claims, selling expenses, administrative expenses, other operating income and expenses, tax expenses for ISS, PIS and Cofins and other taxes over earned premiums.

The combined ratio, which reflects the operating cost efficiency as a percentage of income from earned premiums, reached 56.0%, an increase of 60 basis points from the previous quarter, mainly driven by higher loss ratio, partially offset by a reduction in non-interest expenses.

The extended combined ratio, which reflects the operating cost efficiency as a percentage of income from earned premiums, managerial financial margin and banking service fees, reached 47.9% in the second quarter of 2015, 30 basis points down from the previous quarter, mainly driven by a higher managerial financial margin.

Extended Combined Ratio | Insurance Core Activities

Note: The extended combined ratio is the sum of retained claims, selling expenses, administrative expenses, other operating income and expenses, tax expenses for ISS, PIS and Cofins and other taxes over the sum of earned premiums, managerial financial margin and banking service fees.

Efficiency Ratio | Insurance Core Activities

In the second quarter of 2015, efficiency ratio was 24.0%, a 190 basis point decrease from the previous quarter and a 390 basis point increase from the same period of the previous year.

Pro Forma Recurring Income Statement of the Pension Plan Segment

In R$ millions	2Q15	1Q15	variation			2Q14	variation
Revenues from Pension Plan	69	76	(7)	-9.2%		48	20	42.1%
Retained Claims	(7)	(4)	(3)	68.0%		(8)	1	-12.9%
Selling Expenses	(1)	(2)	1	-40.8%		(0)	(0)	92.7%
Result from Pension Plan	60	70	(9)	-13.3%		39	21	53.2%
Managerial Financial Margin	88	82	6	7.9%		52	36	70.6%
Service Fees	307	291	15	5.3%		274	33	11.9%
Non-interest Expenses	(107)	(110)	2	-2.1%		(97)	(10)	10.7%
Tax Expenses for ISS, PIS and Cofins and other taxes	(20)	(19)	(0)	2.4%		(16)	(3)	19.8%
Income before Tax and Minority Interests	328	314	14	4.6%		252	76	30.4%
Income Tax/Social Contribution and Minority Interests	(122)	(117)	(5)	4.0%		(95)	(27)	28.4%
Recurring Net Income	206	196	10	4.9%		157	49	31.6%

Recurring Return on Allocated Capital	55.1%	53.4%		170	bps	44.3%		1,090	bps
Efficiency Ratio (ER)	24.7%	25.9%		-120	bps	27.8%		-320	bps

Product innovation has played a significant role in the sustainable growth of our pension plan operations for individuals. For companies, we offer specialized advisory services and develop customized solutions. We establish long-term partnerships with our corporate clients, keeping a close relationship with the human resources departments and adopting a communication strategy designed for the financial education of their employees.

The recurring net income of the Pension Plan segment amounted to R$206 million in the second quarter of 2015 , a 4.9% increase from the previous quarter, mainly due to higher banking service fees.

When compared to the same period of the previous year, there was a 31.6% increase, mainly driven by higher managerial financial margin, service fees and net pension plan contributions.

Revenues from Administration Fees

The revenues from administration fees totaled R$307 million in the second quarter of 2015, with increases of 5.3% from the previous quarter and of 11.9% from the second quarter of 2014.

Itaú Unibanco Holding S.A.	31

Management Discussion & Analysis Pension Plan and Premium Bonds

Pension Plan Technical Provisions and Redemption Rate

On June 30, 2015, technical provisions for pension plans totaled R$113,208 million, with increases of 4.7% when compared to March 31, 2015, and of 18.6% from the same period of the previous year.

According to the National Federation of Pension and Life Insurance (FENAPREVI), in June 2015 our market share of total technical provisions was 23.5% whereas the market share in plans for individuals was 23.7%, decreasing 70 and 80 basis points, respectively, when compared to the same period of the previous year.

The redemption rate, which represents the ratio of redemptions to the balance of technical provisions for pension plans, reached 2.6%, a decrease of 10 basis points from the previous quarter and an increase of 30 basis points from the second quarter of 2014.

Total and Net Pension Plan Contributions

Total pension plan contributions in the quarter totaled R$4,852 million, increasing 7.5% from the previous quarter, mainly impacted by higher PGBL contributions. Net contributions for the second quarter of 2015 reached R$1,926 million, a 17.4% increase from the first quarter of 2015.

Pro Forma Recurring Income Statement of the Premium Bonds Segment

In R$ millions	2Q15	1Q15	variation			2Q14	variation
Revenues from Premium Bonds	141	127	14	11.2%		125	16	12.4%
Managerial Financial Margin	63	54	9	16.6%		55	8	14.7%
Non-interest Expenses	(91)	(82)	(9)	11.2%		(55)	(36)	66.1%
Tax Expenses for ISS, PIS and Cofins and other taxes	(7)	(7)	(1)	11.5%		(7)	(1)	7.4%
Income before Tax and Minority Interests	105	91	14	15.4%		119	(14)	-11.5%
Income Tax/Social Contribution and Minority Interests	(42)	(36)	(6)	15.3%		(47)	5	-11.4%
Recurring Net Income	63	55	8	15.4%		71	(8)	-11.5%

Recurring Return on Allocated Capital	556.8%	311.2%		24,560	bps	370.1%		18,680	bps
Efficiency Ratio (ER)	46.4%	47.3%		-90	bps	31.6%		1,480	bps

The PIC Premium Bonds product is targeted to clients who are interested in competing for prizes. Such product can be purchased through a single payment or monthly payment modality, in accordance with the profile and segment of each client. At the end of the second quarter of 2015, the premium bonds business had issued 15.9 million certificates.

In line with our sustainability principles, we maintain a partnership with the Ayrton Senna Institute, a non-profit organization that works to improve the quality of education at public schools in Brazil. Part of the revenues from the monthly payment for premium bonds certificates is transferred to projects of this Institute.

In the second quarter of 2015, 935 clients received prizes in the aggregate amount of R$17.9 million.

The higher average ticket in the period allowed a 15.0% increase in total sales volume when compared to the first quarter of 2015, despite of a 3.2% decrease in the quantity sold from the previous quarter.

The Premium Bonds segment’s recurring net income totaled R$63 million in the second quarter of 2015, a 15.4% increase from the previous quarter, mainly influenced by higher load fees and managerial financial margin. When compared to the same period of the previous year, the recurring net income decreased 11.5% due to the higher cost allocated to the product, as a result of a review of our allocation costs model.

Our business model helps us to retain the leadership in terms of technical result(*), considering total premium bonds market, with a market share of 28.1% in the year, based on information disclosed by SUSEP.

Premium Bonds Technical Provisions

On June 30, 2015, the technical provisions for premium bonds reached R$3,073 million, remained practically unchanged when compared to the previous quarter and a 2.2% increase from the second quarter of 2014.

(*) Most recent data available on June 30, 2015. Technical Result = Net Collection from Cancellation Fees (-) Variation of Provision for Redemption and Deferred Income (+) Income from Raffles (-) Acquisition Costs (+) Revenues from Redemptions of Securities.

Itaú Unibanco Holding S.A.	32

Management Discussion & Analysis Income Statement Analysis

Non-interest Expenses

In R$ millions	2Q15	1Q15	variation		2Q14	variation		1H15	1H14	variation
Personnel Expenses	(4,349)	(4,514)	165	-3.7%	(4,248)	(101)	2.4%	(8,863)	(8,107)	(756)	9.3%
Administrative Expenses	(4,265)	(3,927)	(338)	8.6%	(4,105)	(160)	3.9%	(8,193)	(7,831)	(362)	4.6%
Operating Expenses	(1,287)	(1,274)	(13)	1.0%	(1,124)	(163)	14.5%	(2,562)	(2,450)	(112)	4.6%
Other Tax Expenses (*)	(77)	(165)	88	-53.1%	(99)	22	-21.8%	(243)	(228)	(15)	6.5%
Total	(9,979)	(9,881)	(98)	1.0%	(9,577)	(402)	4.2%	(19,860)	(18,616)	(1,244)	6.7%
( - ) Operations Abroad	(983)	(1,016)	32	-3.2%	(719)	(265)	36.8%	(1,999)	(1,522)	(476)	31.3%
Total (ex-operations abroad)	(8,996)	(8,865)	(131)	1.5%	(8,858)	(138)	1.6%	(17,861)	(17,094)	(768)	4.5%

(*) Does not include ISS, PIS and Cofins.

Non-interest expenses totaled R$9,979 million in the second quarter of 2015, an increase of 1.0%, or R$98 million, when compared to the first quarter. This increase was basically driven by a growth of 8.6%, or R$338 million, in administrative expenses, mainly due to higher third-party services expenses, data processing and telecommunications, partially offset by a 3.7% decrease, or R$165 million, in personnel expenses.

In the first half of 2015, non-interest expenses increased 6.7% when compared to the same period of the previous year. Disregarding operations abroad, these expenses would have increased 4.5% .

Personnel Expenses

In R$ millions	2Q15	1Q15	Variation
Compensation, Charges and Social	(2,937)	(3,196)	259
Profit Sharing (*)	(927)	(887)	(40)
Employee Terminations and Labor Claims	(432)	(396)	(36)
Training	(53)	(34)	(18)
Total	(4,349)	(4,514)	165

(*) Includes variable compensation and stock option plans.

Personnel expenses totaled R$4,349 million in the second quarter of 2015, a 3.7% decrease compared to the first quarter of 2015. This decrease was primarily driven by lower expenses on compensation, charges and social benefits by 8.1%, or R$259 million, partially offset by the increases of R$40 million in profit sharing, of R$36 million in terminations and labor claims, and of R$18 million in training expenses.

Number of Employees

The total number of employees decreased to 91,968 at the end of the second quarter of 2015, from 92,757 in the previous quarter.

Note: For companies under the control of Itaú Unibanco, 100% of the total number of employees is considered. No employees are considered for companies not controlled by Itaú Unibanco.

Administrative Expenses

In R$ millions	2Q15	1Q15	Variation
Third-Party Services	(976)	(893)	(83)
Data Processing and Telecommunications	(1,002)	(923)	(80)
Facilities	(684)	(645)	(39)
Depreciation and Amortization	(565)	(519)	(47)
Advertising, Promotions and Publications	(263)	(217)	(46)
Security	(166)	(165)	(1)
Financial System Services	(143)	(135)	(9)
Transportation	(99)	(101)	2
Materials	(115)	(87)	(28)
Travel	(57)	(48)	(9)
Other	(196)	(197)	1
Total	(4,265)	(3,927)	(338)

Administrative expenses totaled R$4,265 million, an increase of 8.6% when compared to the first quarter of 2015. This increase was mainly due to higher expenses on third-party services, concentrated on legal fees and maintenance and preservation of assets, and to data processing and telecommunication. Furthermore, due to the increase in broadcasting, our advertising, promotions and publications expenses increased.

Operating Expenses

In R$ millions	2Q15	1Q15	Variation
Provision for Contingencies	(496)	(443)	(53)
Selling - Credit Cards	(452)	(474)	22
Claims	(92)	(62)	(31)
Other	(247)	(296)	49
Total	(1,287)	(1,274)	(13)

Operating expenses increased R$13 million in the second quarter of 2015 when compared to the first quarter of 2015, mainly driven by higher provisions for contingencies, partially offset by lower selling expenses, related to card commissions.

Other Tax Expenses (*)

Other tax expenses totaled R$77 million in the second quarter of 2015, a decrease of R$88 million compared to the first quarter of 2015.

(*) Does not include ISS, PIS or Cofins.

Itaú Unibanco Holding S.A.	33

Management Discussion & Analysis Income Statement Analysis

Efficiency Ratio and Risk-Adjusted Efficiency Ratio

We present below the efficiency ratio and the risk-adjusted efficiency ratio, which includes the risk portions associated with banking transactions (result from loan and lease losses).

Efficiency Ratio

In the second quarter of 2015, the efficiency ratio reached 42.9%, an improvement of 30 basis points when compared to the first quarter of 2015. This improvement was due to the increase in our operating revenues, higher than our non-interest expenses growth. In the 12-month period, the efficiency ratio reached 44.6%, an improvement of 110 basis points from the previous quarter. Compared with the second quarter of 2014, this ratio improved 380 basis points.

Risk-Adjusted Efficiency Ratio

The risk-adjusted efficiency ratio, in the criteria including all expenses and also the result from loan and lease losses, reached 61.8%, an improvement of 90 basis points when compared to the previous quarter, as a result of lower result from loan and lease losses in 1.5%.

When compared to the second quarter of 2014, the risk-adjusted efficiency ratio improved 170 basis points mainly due to the 14.6% increase in our operating revenues, higher than the nominal increases in the result from loan and lease losses and in non-interest expenses.

In the 12-month period, the risk-adjusted efficiency ratio reached 62.0%, an improvement of 280 basis points when compared to the second quarter of 2014.

Use of Operating Revenues

The chart below shows the portions of operating revenues used to cover non-interest expenses, and result from loan losses.

(*) Net of Tax Expenses for ISS, PIS, Cofins and Other (taxes on revenues), Claims and Selling Expenses from Insurance.

Itaú Unibanco Holding S.A.	34

Management Discussion & Analysis Income Statement Analysis

Points of Service

Automated Teller Machines (ATMs) | Brazil and Abroad

At the end of the second quarter of 2015, the number of ATMs totaled 26,709, a decrease of 749 units when compared to the first quarter of 2015. This decrease is mainly due to the reduction of ATMs in third party locations, as a result of the shareholders’ agreement with Tecban and its shareholders, announced on July 18, 2014, which provide for the substitution of part of the external ATMs network for Banco24Horas ATMs.

Note: (i) Includes Banco Itaú Argentina and the companies in Chile, Uruguay and Paraguay.

(ii) Includes ESBs (Electronic Service Branches) and points of service in third-parties’ establishments.

(iii) Does not include points of sale and ATMs of Banco 24h.

Branches and Client Service Branches (CSB)(i) | Brazil and Abroad

We ended the second quarter of 2015 with 5,003 branches and client service branches (CSBs) in Brazil and abroad.

In Brazil, the movement observed in the number of branches is related to the profile of our customers, which has been increasingly demanding services through digital channels.

(i) Points of service include only Client Service Branches (CSBs).

Note: Includes Banco Itaú BBA, Banco Itaú Argentina and the companies in Chile, Uruguay and Paraguay.

Our service network covers the entire Brazilian territory and adopts a segmentation strategy including structures, products and services developed to meet the specific needs of our many different clients. Our segments are: Itaú, Itaú Uniclass, Itaú Personnalité and Itaú Private Bank.

Geographical Distribution of Service Network (*)

Number of Branches and Client Service Branches (CSBs)

(1) Does not include branches and points of service abroad and Itaú BBA.

Banking Correspondents

Our registered banking correspondents totaled 5,613 at the end of the second of 2015, a 14.7% increase when compared to the same period of the previous year, which demonstrates our commitment with the country’s development as we increase bank penetration.

Tax Expenses for ISS, PIS, Cofins and Other

Tax expenses amounted to R$1,445 million in the second quarter of 2015, a decrease of 0.7% when compared to the previous quarter and a 20.1% increase when compared to the same period of 2014.

Income Tax and Social Contribution on Net Income

In the second quarter of 2015, income tax and social contribution on net income (CSLL) expenses totaled R$2,661 million and the effective tax rate reached 30.0% in the quarter.

Itaú Unibanco Holding S.A.	35

Management Discussion & Analysis Balance Sheet

Assets

As at June 30, 2015, total assets amounted to R$1.2 trillion, a decrease of 5.0% when compared to the end of the previous quarter and an increase of 10.7% from the previous year.

The breakdown of our assets and the details on their main components are presented below:

Total of Assets

Asset Breakdown | June 30, 2015

On June 30, 2015, the balance of our short-term interbank investments and securities portfolio, including derivative financial instruments, totaled R$527.2 billion, corresponding to a decrease when compared to the previous quarter, mainly due to the decrease in short-term interbank investments.

Short-term Interbank Investments and Securities Portfolio

In R$ millions, end of period	2Q15%		1Q15%		variation	2Q14%		variation
Short-term Interbank Investments	192,433	36.5%	225,076	41.0%	-14.5%	165,588	36.2%	16.2%
Total Public Securities	135,411	25.7%	124,222	22.6%	9.0%	130,359	28.5%	3.9%
Public Securities - Domestic	125,015	23.7%	112,397	20.5%	11.2%	118,550	25.9%	5.5%
Public Securities - Foreign	10,397	2.0%	11,825	2.2%	-12.1%	11,809	2.6%	-12.0%
Denmark	3,029	0.6%	2,835	0.5%	6.8%	3,409	0.7%	-11.1%
Korea	1,625	0.3%	2,953	0.5%	-45.0%	2,910	0.6%	-44.2%
Paraguay	1,444	0.3%	976	0.2%	47.8%	881	0.2%	63.8%
United States	1,209	0.2%	945	0.2%	28.0%	959	0.2%	26.1%
Chile	1,014	0.2%	1,300	0.2%	-22.0%	1,218	0.3%	-16.8%
Argentina	848	0.2%	810	0.1%	4.8%	271	0.1%	213.5%
Uruguay	363	0.1%	339	0.1%	7.1%	386	0.1%	-6.1%
Spain	307	0.1%	1,089	0.2%	-71.8%	784	0.2%	-60.9%
Other	558	0.1%	578	0.1%	-3.4%	990	0.2%	-43.6%
Corporate Securities	72,211	13.7%	72,481	13.2%	-0.4%	59,985	13.1%	20.4%
PGBL/VGBL - Fund Quotas	106,432	20.2%	101,508	18.5%	4.9%	88,805	19.4%	19.8%
Derivative Financial Instruments	20,674	3.9%	25,849	4.7%	-20.0%	12,149	2.7%	70.2%
Total	527,160	100.0%	549,136	100.0%	-4.0%	456,885	100.0%	15.4%

Evolution of Short-Term Interbank Investments and Securities Portfolio

The breakdown of short-term interbank investments and securities in the past few quarters is presented below:

Securities by Category

Our securities portfolio is classified into three categories: trading, available-for-sale and held-to-maturity. As at June 30, 2015, the securities portfolio totaled R$314,054 million.

Itaú Unibanco Holding S.A.	36

Management Discussion & Analysis Balance Sheet

Funding

In R$ millions, end of period	2Q15	1Q15	variation	2Q14	variation
Demand Deposits	50,540	56,660	-10.8%	44,847	12.7%
Savings Deposits	113,974	117,357	-2.9%	110,840	2.8%
Time Deposits	88,914	96,500	-7.9%	117,597	-24.4%
Debentures (Linked to Repurchase Agreements and Third Parties’ Operations)	134,932	136,714	-1.3%	129,620	4.1%
Funds from Bills (1) and Structured Operations Certificates	31,018	32,743	-5.3%	31,403	-1.2%
(1) Total - Funding from Account Holders and Institutional Clients (*)	419,380	439,975	-4.7%	434,309	-3.4%
Onlending	42,621	44,082	-3.3%	43,518	-2.1%
(2) Total – Funding from Clients	462,001	484,057	-4.6%	477,827	-3.3%
Assets Under Administration	709,111	694,824	2.1%	634,550	11.8%
Technical Provisions for Insurance, Pension Plan and Premium Bonds	121,652	116,737	4.2%	108,450	12.2%
(3) Total – Clients	1,292,763	1,295,618	-0.2%	1,220,827	5.9%
Interbank deposits	27,014	28,135	-4.0%	4,062	565.0%
Funds from Acceptance and Issuance of Securities	21,156	18,010	17.5%	13,888	52.3%
Total Funds from Clients + Interbank Deposits	1,340,934	1,341,762	-0.1%	1,238,777	8.2%

Repurchase Agreements (2)	170,368	194,144	-12.2%	163,722	4.1%
Borrowings	49,517	52,183	-5.1%	33,530	47.7%
Foreign Exchange Portfolio	66,429	84,030	-20.9%	35,171	88.9%
Subordinated Debt	59,228	59,527	-0.5%	52,120	13.6%
Collection and Payment of Taxes and Contributions	4,440	4,661	-4.7%	5,127	-13.4%
Working Capital (3)	82,661	78,707	5.0%	70,474	17.3%
Working Capital and Other	432,644	473,252	-8.6%	360,144	20.1%
Total Funds (Working Capital, Raised and Managed Assets)	1,773,577	1,815,014	-2.3%	1,598,922	10.9%

(*) Funds from Institutional Clients totaled R$8,824 million, which corresponds to 2.1% of the total raised with Account Holders and Institutional Clients.

(1) Includes funds from Real Estate, Mortgage, Financial, Credit and Similar Notes. (2) Does not include own issued debentures classified as funding. (3) Equity + Non-Controlling Interest – Permanent Assets.

At the end of the second quarter of 2015, total funds from clients, including interbank deposits, amounted to R$1.3 trillion, corresponding to a decrease of R$829 million when compared to the first quarter of 2015. The main drivers were decreases of R$7,586 million in time deposits, R$6,119 million in demand deposits, and R$1,121 million in interbank deposits, which were partially offset by the increase of R$14,287 million in investment funds and managed portfolios.

Debentures issued by leasing companies of the conglomerate, after being purchased by the bank (the Conglomerate’s parent company), are traded with the same characteristics as those of CDBs and other time deposits, although they are classified as deposits received under securities repurchase agreements. Therefore, these deposits are reclassified in the table above as deposits from account holders. At the end of the second quarter of 2015, this type of funding totaled R$134,932 million, including institutional clients.

Total funds (working capital, raised and managed assets) amounted to R$1.8 trillion at the end of the second quarter of 2015, a decrease of R$41,437 million when compared to the end of the first quarter of 2015, mainly driven by a combination of the declines in funds from clients, repurchase agreements, borrowings and foreign exchange portfolio.

In the 12-month period, we highlight the increase of R$102,156 million in funds from clients, including interbank deposits, mainly due to the increase in investment funds and managed portfolios, debentures, and interbank deposits. Total funds (working capital, raised and managed assets) grew R$174,655 million in the 12-month period.

Funds from clients (1)

(1) Includes institutional clients in the proportion of each type of product by them invested.

Itaú Unibanco Holding S.A.	37

Management Discussion & Analysis Balance Sheet

Loans to Funding Ratio
In R$ millions, end of period	2Q15	1Q15	variation		2Q14	variation
Funding from Clients	462,001	484,057	-4.6%		477,827	-3.3%
Funds from Acceptance and Issuance of Securities Abroad	21,156	18,010	17.5%		13,888	52.3%
Borrowings	49,517	52,183	-5.1%		33,530	47.7%
Other (1)	30,101	30,174	-0.2%		18,573	62.1%
Total (A)	562,775	584,423	-3.7%		543,818	3.5%
(-) Reserve Required by Brazilian Central Bank	(67,912)	(70,593)	-3.8%		(91,292)	-25.6%
(-) Cash (Currency) (2)	(18,005)	(18,687)	-3.7%		(20,605)	-12.6%
Total (B)	476,858	495,143	-3.7%		431,921	10.4%
Loan Portfolio (C) (3)	457,463	468,105	-2.3%		414,928	10.3%
C/A	81.3%	80.1%	120	bps	76.3%	500	bps
C/B	95.9%	94.5%	140	bps	96.1%	-10	bps

(1) Consider installments of subordinated debt that are not included in the Tier II Referential Equity.

(2)Includes cash, bank deposits of institutions without reserve requirements, foreign currency deposits in Brazil, foreign currency deposits abroad, and cash and cash equivalents in foreign currency.

(3) The loan portfolio balance does not include endorsements and sureties.

Lending to funding ratio before deduction of compulsory deposits and cash equivalents reached 81.3% at the end of the second quarter of 2015 compared to 80.1% at the end of the first quarter of 2015.

Excluding reserve requirements and cash equivalents, this ratio reached 95.9% at the end of the second quarter of 2015 compared to 94.5% at the end of the first quarter of 2015.

Loan to Funding Ratio

(*) Gross funding, ex-deductions of reserve requirements and cash and cash equivalents.

External Funding - Securities (1)

The table below highlights the main securities issued by Itaú Unibanco abroad in effect on June 30, 2015.

		Balance at			Exchange	Balance at	Issue	Maturity
Instrument	Issuer	Mar 31,15	Issuances	Amortization	Variation	Jun 30,15	Date	Date	Cupom % a.a.
Fixed Rate Notes (2)	Itaú Chile	97				97	7/24/2007	7/24/2017	UF (5) + 3.79%
Fixed Rate Notes (3)	Itaú Chile	98				98	10/30/2007	10/30/2017	UF(5) + 3.44%
Medium Term Notes	Itaú Unibanco Holding S.A., Grand Cayman Branch	1,000				1,000	4/15/2010	4/15/2020	6.20%
Medium Term Notes	Itaú Unibanco Holding S.A., Grand Cayman Branch	1,000				1,000	9/23/2010	1/22/2021	5.75%
Medium Term Notes (4)	Itaú Unibanco Holding S.A., Grand Cayman Branch	156			5	161	11/23/2010	11/23/2015	10.50%
Medium Term Notes	Itaú Unibanco Holding S.A., Grand Cayman Branch	250				250	1/24/2011	1/22/2021	5.75%
Medium Term Notes	Itaú Unibanco Holding S.A., Grand Cayman Branch	500				500	6/15/2011	12/21/2021	6.20%
Medium Term Notes	Itaú Unibanco Holding S.A., Grand Cayman Branch	550				550	1/24/2012	12/21/2021	6.20%
Medium Term Notes	Itaú Unibanco Holding S.A., Grand Cayman Branch	1,250				1,250	3/19/2012	3/19/2022	5.65%
Medium Term Notes	Itaú Unibanco Holding S.A., Grand Cayman Branch	1,375				1,375	8/6/2012	8/6/2022	5.50%
Medium Term Notes	Itaú Unibanco Holding S.A., Grand Cayman Branch	1,870				1,870	11/13/2012	5/13/2023	5.13%
Medium Term Notes	Itaú Unibanco Holding S.A., Grand Cayman Branch	-	1,050			1,050	5/26/2015	5/26/2018	2.85%
Structured Notes		3,105	8	(316)		2,798
Total		11,251	1,058	(316)	5	11,999

(1) The balances refer to principal amounts; (2) and (3) Amounts in US$ equivalent on the issuance dates to CHP 46.9 billion and CHP 48.5 billion, respectively; (4) Amounts in US$ equivalent on the issuance dates to R$500 million; (5) Development Financial Unit; (6) 180-day Libor.

On June 30, 2015, funds obtained abroad totaled US$11,999 million, an increase of US$748 million when compared to the first quarter of 2015 (presented in the “Funding” table in the previous section as Foreign Borrowings through Securities and Subordinated Debt), mainly due to the issue of three-year senior notes maturing in May 2018, in the amount of US$1.050 billion.

Itaú Unibanco Holding S.A.	38

Management Discussion & Analysis Balance Sheet by Currency

We have adopted a management policy for foreign exchange risk associated with our asset and liability positions primarily intended to mitigate impacts from fluctuations in foreign exchange rates on consolidated results.

Brazilian tax legislation determines that gains and losses from exchange rate variation on permanent foreign investments must not be included in the tax basis. On the other hand, gains and losses arising from financial instruments used to hedge such asset positions are impacted by tax effects. Therefore, in order not to expose net income to exchange rate variations, a liability position must be built at a higher volume than the hedged assets. The Balance Sheet by Currency shows our assets and liabilities denominated in local and foreign currencies. As at June 30, 2015, the net exchange position was a liability of US$10,311 million.

Assets | June 30, 2015

		Business in		Foreign	Business
In R$ millions, end of period	Consolidated	Brazil	Local Currency	Currency	Abroad
Cash and Cash Equivalents	18,005	8,817	6,815	2,002	9,910
Short - Term Interbank Investments	192,433	168,778	168,778	0	23,655
Securities and Derivative Instruments	334,727	279,248	276,053	3,195	79,551
Loans, Leases and Other Loan Operations	429,332	326,727	313,076	13,651	160,963
Loans	457,463	351,950	338,299	13,651	163,870
(Allowance for Loan Losses)	(28,131)	(25,224)	(25,224)	0	(2,908)
Other Assets	236,194	198,417	175,959	22,458	83,154
Foreign Exchange Portfolio	65,875	40,928	18,939	21,990	69,217
Other	170,320	157,488	157,020	468	13,937
Permanent Assets	19,819	76,093	18,741	57,352	1,079
Total Assets	1,230,510	1,058,079	959,421	98,658	358,312
Derivatives – Purchased Positions				151,726
Total Assets After Adjustments (a)				250,384

Liabilities | June 30, 2015

		Business in		Foreign	Business
In R$ millions, end of period	Consolidated	Brazil	Local Currency	Currency	Abroad
Deposits	280,443	179,755	179,202	554	101,697
Funds Received under Securities Repurchase Agreements	305,300	289,051	289,051	-	16,249
Funds from Acceptances and Issue of Securities	52,175	55,352	33,175	22,177	19,572
Borrowing and Onlending	92,138	103,994	42,940	61,053	46,500
Interbank and Interbranch Accounts	10,448	10,082	7,337	2,745	366
Derivative Financial Instruments	23,912	16,193	16,193	-	8,699
Other Liabilities	240,461	178,354	155,244	23,110	107,543
Foreign Exchange Portfolio	66,429	41,170	18,113	23,057	69,529
Other	174,033	137,184	137,131	53	38,013
Technical Provisions of Insurance, Pension Plan and Premium Bonds	121,652	121,581	121,579	2	72
Deferred Income	1,499	1,238	596	642	261
Minority Interest in Subsidiaries	1,770	1,770	1,770	-	0
Stockholders' Equity of Parent Company	100,711	100,711	100,711	-	57,352
Capital Stock and Reserves	88,994	88,869	88,869	-	56,645
Net Income	11,717	11,841	11,841	-	708
Total Liabilities and Equity	1,230,510	1,058,079	947,797	110,282	358,312
Derivatives – Sold Positions				172,093
Total Liabilities and Equity After Adjustments (b)				282,375
Net Foreign Exchange Sold Position Itaú Unibanco (c = a - b)				(31,991)
Net Foreign Exchange Sold Position Itaú Unibanco (c) in US$				(10,311)

Note: Does not include eliminations of operations between local and foreign units.

Assets and liabilities denominated in foreign currencies

We present below the net exchange position, a liability position at a higher volume than the balance of hedged assets, which, when including the tax effects on the net balance of other assets and liabilities denominated in foreign currency, reflects the mitigation of the exposure to foreign exchange variations

In R$ millions, end of period	2Q15	1Q15	variation
Investments Abroad	57,352	51,477	5,875	11.4%
Net Foreign Exchange Position (Except Investments Abroad)	(89,344)	(82,651)	(6,693)	8.1%
Total	(31,991)	(31,173)	(818)	2.6%
Total in US$	(10,311)	(9,717)	(594)	6.1%

Itaú Unibanco Holding S.A.	39

Management Discussion & Analysis Capital Ratios (BIS)

Solvency Ratios | Prudential Conglomerate and Financial Conglomerate

		Prudential	Financial
In R$ millions, end of period	2Q15	1Q15	2Q14
Stockholders' equity of the parent company	100,711	96,954	85,987
Consolidated stockholders’ equity (BACEN)	105,888	102,393	93,405
Non-voting shares excluded from Tier I	-	-	(869)
Deductions from core capital ¹	(8,929)	(10,942)	(6,070)
Core Capital	96,959	91,451	86,465
Additional capital	49	50	13
Tier I	97,008	91,501	86,478
Tier II	29,416	29,402	33,556
Referential Equity (Tier I and Tier II)	126,424	120,903	120,034
Required Referential Equity	81,003	86,773	82,435
Risk-Weighted Assets (RWA)	736,393	788,844	749,409
Credit Assets Expansion Simulation	412,919	310,273	341,808
Excess Capital	45,421	34,130	37,599

Ratios(%)
Tier I	13.2	11.6	11.5
Tier II	4.0	3.7	4.5
BIS (Referential Equity / Total exposure weighted by risk)	17.2	15.3	16.0

¹ As of June 30, 2015, as set forth by Resolution No. 4,277/13, Prudential adjustments will be applied for pricing financial instruments valued at market value, therefore impacting deductions from Common Equity Tier I by R$265 million.

Itaú Unibanco’s minimum capital requirements are in accordance with the set of rules disclosed by the Brazilian Central Bank, which implement the Basel III global capital requirements in Brazil. These requirements are expressed as ratios between the capital available – demonstrated by the Tier I and Tier II Referential Equity, or Total Capital, and risk-weighted assets.

As of the first quarter of 2015, these ratios are reported in the Prudential Conglomerate, which includes not only the financial institutions in the Financial Conglomerate (in effect through December 2014), but also similar institutions(*).

Referential Equity | Prudential Conglomerate

On June 30, 2015, our Referential Equity reached R$126,424 million, an increase of R$5,521 million when compared to March 31, 2015, mainly driven by higher Tier I Capital, which reached R$97,008 million at the end of the second quarter of 2015, a R$5,507 million increase when compared to March 31, 2015. The Tier II Capital remained practically stable when compared to March 31, 2015, and reached R$29,416 million at the end of this quarter.

Taking into consideration our current capital base, and immediately applying Basel III rules established by the Brazilian Central Bank in full, we estimate that our core capital (Common Equity Tier I) would be 12.7% on June 30, 2015, taking into consideration some mitigating actions that are in progress and the use of the full tax loss carry forward balance. This scenario is presented in the following chart.

Estimated Core Capital Ratio (Common Equity Tier I)

¹ Includes deductions of Goodwill, Intangible Assets, Deferred Tax Assets, Pension Funds Assets, Equity Investments in Insurance and similar companies. ² Includes the increase of the multiplier of the market risk, operational risk and certain credit risk accounts. This multiplier, which is at 9.09 nowadays, will be to 12.5 in 2019. ³ Does not include any reversal of the complementary portion of the loan loss provisions.

Solvency Ratios | Prudential Conglomerate

As at June 30, 2015, our BIS ratio reached 17.2%, an increase of 190 basis points from March 31, 2015. The increase in the quarter was mainly driven by the decrease of 6.6% in the total exposure of Risk-Weighted Assets (RWA) and by a 4.6% increase in the Referential Equity for the quarter, mainly driven by the generation of income and by a decreased tax loss carryforward balance.

Our BIS ratio exceeds the minimum 11% required by the Brazilian Central Bank and represents an excess capital of R$45.4 billion, allowing up to a R$412.9 billion increase in credit assets based on 100% risk-weighting.

Subordinated Debt and Referential Equity Tier II

June 30, 2015

As at June 30, 2015, the account balance of subordinated debt reached R$59,228 million, a decrease of 0.5% from the previous quarter, mainly due to the appreciation of the Brazilian real against the U.S. dollar, which impacted debts issued in foreign currency.

(*) Similar institutions are consortium managers, payment institutions, companies that acquire operations or directly or indirectly assume credit risk, and investment funds in which the conglomerate substantially retains risks and benefits. (**) According to present rules, we calculated the Referential Equity considering the December, 2012 balance of Subordinated Debt, including Debt approved by the Brazilian Central Bank as part of Tier II after the closing period.

Itaú Unibanco Holding S.A.	40

Management Discussion & Analysis Capital Ratios (BIS)

Exposure by Risk

		Prudential	Financial
In R$ millions, end of period	2Q15	1Q15	2Q14
Exposure weighted by credit risk (RWACPAD)	681,622	728,559	687,126
FPR at 2%	101	136	54
FPR at 20%	6,085	6,291	7,168
FPR at 35%	9,050	8,579	7,333
FPR at 50%	42,723	46,681	19,749
FPR at 75%	142,557	145,250	132,446
FPR at 85%	142,034	147,950	133,408
FPR at 100%	275,611	305,875	298,907
FPR at 150%	-	-	19,188
FPR at 250%	36,339	34,294	32,425
FPR at 300%	13,362	18,002	19,731
FPR up to 1250% ¹	1,407	1,688	6,958
Derivatives – potential future gain and credit quality counterparty variations	12,353	13,812	9,758
Exposure weighted by operational risk (RWAOPAD)	35,509	35,509	36,566
Exposure weighted by market risk (RWAMPAD)	19,262	24,776	25,718
Gold, foreign currency and operations subject to exchange rate variation (RWACAM)	7,605	11,198	7,059
Operations subject to interest rate variation (RWAJUR)	9,957	12,046	16,206
Operations subject to commodity price variations (RWACOM)	573	921	1,397
Operations subject to stock price variation (RWAACS)	1,128	610	1,056
Risk-weighted assets (RWA) [RWACPAD+ RWAOPAD+RWAMPAD]	736,393	788,844	749,409

¹ Includes the application of the “F” factor, as required by Article 29 of Circular No. 3,644/13.

On June 30, 2015, the total exposure weighted by risk amounted to R$736,393 million, a decrease of R$52,451 million when compared to March 31, 2015, mainly due to the decrease in credit risk exposure of our risk-weighted assets (RWACPAD), which reached R$681,622 million on June 30, 2015. The appreciation of the Brazilian real in the quarter and the reduction in the loan portfolio contributed to this decrease.

In the second quarter of 2015, the operational risk-weighted assets (RWACPAD) remained stable at R$35,509 million as the calculation of these assets is done every six months, according to Circulars Nos. 3,640, 3,675 and 3,739 of the Brazilian Central Bank.

On June 30, 2015, the market risk-weighted assets (RWAMPAD) totaled R$19,262 million, a decrease of R$5,514 when compared to March 31, 2015, mainly due to the lower portion required for exposure to gold, foreign currency and operations subject to exchange rate variation (RWACAM), and operations subject to interest rate variation (RWAJUR).

Evolution of the Composition of the Risk-Weighted Exposure

Exposure Weighted by Credit Risk

Risk-Weighted ROA

In the second quarter of 2015, the annualized recurring return on average assets reached 1.9%, an increase of 10 basis points when compared to the second quarter of 2014.

The risk-weighted ROA was 3.2% this quarter, an increase of 50 basis points when compared to the same period of the previous year.

In this period, the risk-weighted leverage was 5.8, a decrease of 70 basis points when compared to the prior quarter, mainly driven by lower total risk-weighted exposure (RWA).

Itaú Unibanco Holding S.A.	41

Management Discussion & Analysis Risk Management

Corporate Principles of Risk and Capital Management

We regard risk management as an essential instrument for optimizing the use of resources and selecting the best business opportunities in order to create value for our stockholders.

Risk management encompasses the entire institution and is in line with the guidelines of the Board of Directors and Senior Management, which, through Committees and Superior Commissions, determine the overall goals, expressed as targets and limits for the risk management business units. Meanwhile, the control and capital management units support Itaú Unibanco’s management by means of monitoring processes and risk and capital analysis.

We adopt a prospective approach regarding capital management, which comprises the following phases: identification and analysis of material risks, capital planning, stress test analysis focused on the impact of severe events on our capitalization level, maintenance of a capital contingency plan, internal capital adequacy assessment and preparation of periodic management reports.

For further information on the risk and capital management structure, please refer to the Investor Relations website at www.itau.com.br/investor-relations Corporate Governance >> Risk Management — Pillar 3.

Credit Risk

Our credit risk management is aimed at maintaining the loan portfolio quality at levels consistent with our risk appetite for each market segment in which we operate.

The credit risk control is centralized and carried out by an independent executive area responsible for risk control. The main responsibilities include monitoring and controlling the performance of loan portfolios, and managing the process of development, review and approval of institutional credit risk policies. Our centralized process for approving policies and validating models ensures the timing of credit actions.

Operational Risk

Our operational risk management structure is composed of operational risk management and control activities aimed at supporting the organization in decision-making processes, always in the search for the proper identification and evaluation of risks, the creation of value for stockholders, as well as the protection of our assets and image.

Liquidity Risk

Liquidity risk is defined as the possibility that we fail to efficiently meet expected and unexpected, current and future, obligations, including those related to guarantees, without affecting our daily operations and incurring significant losses.

Market Risk

Our market risk is controlled by a department independent from the business units and responsible for carrying out, on a daily basis, risk measurement activities, assessment, analysis and reporting to the proper departments and persons, in normal and stress situations, in accordance with the established governance, as well as monitoring the necessary procedures to adjust the position and/or risk level, when applicable. This department is also involved in the approval processes for new financial products. To this end, Itaú Unibanco has a structured communication and information process that provides feedback for the monitoring of the Superior Committees and compliance with the requirements of Brazilian and foreign regulatory bodies.

VaR of Itaú Unibanco

Our Consolidated VaR is mostly calculated using the “Historical Simulation” approach. This methodology fully reprices the positions using the real historical distribution of assets.

The market risk exposure of the portfolios of Itaú Unibanco and its foreign subsidiaries is presented in the VaR by Risk Factor Group table below, which shows where the higher concentrations of market risk are located.

The total VaR remained relatively stable compared with the previous quarter due to the reduction of the risk factors volatility that have offset positions during the period.

VaR by Risk Factor (1)

In R$ millions, at the end of period	2Q15	1Q15
Itaú Unibanco
Brazilian Interest rates	137.1	166.5
Other Foreign Interest rates	86.5	89.9
FX rates	49.1	40.4
Brazilian Inflation Indexes	145.6	110.0
Equities and Commodities	22.9	19.2
Foreign Units
Itaú BBA International (3)	1.9	3.6
Banco Itaú Argentina (2)	6.4	5.9
Banco Itaú Chile (2)	5.3	11.1
Banco Itaú Uruguay (3)	1.2	1.8
Banco Itaú Paraguay (3)	2.9	3.7
Banco Itaú BBA Colombia (2)	1.4	1.6
Diversification Effect	(235.5)	(231.8)
Total VaR	224.8	221.7
Maximum VaR in the Quarter	226.9	236.6
Average VaR in the Quarter	195.9	203.7
Minimum VaR in the Quarter	161.0	179.1

(1) Values represented above consider 1 day as time horizon and 99% confidence. (2) VaR calculated by historical simulation approach as of the first quarter of 2015. (3) VaR calculated by the Parametric approach.

Evolution of Itaú Unibanco’s VaR

Capital Sufficiency

Through the Internal Capital Adequacy Assessment Process (ICAAP), we aim to ensure the sufficiency of regulatory capital to cover the risks represented by the regulatory capital for our credit, market and operational risks, as well as the capital required to cover other risks.

Itaú Unibanco Holding S.A.	42

Itaú

2nd quarter of 2015

Management Discussion & Analysis

Business Analysis

Itaú Unibanco Holding S.A.

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Itaú Unibanco Holding S.A.	44

Management Discussion & Analysis Segment Analysis

Pro Forma Adjustments

Adjustments made to the balance sheet and income statement for the year are based on managerial information from the business units.

The financial statements were adjusted in order to replace the accounting stockholders’ equity with funding at market prices. Subsequently, the financial statements were adjusted to include revenues linked to allocated capital at each segment. The cost of subordinated debt and the respective remuneration at market prices were allocated to segments on a pro rata basis, in accordance with the economic allocated capital.

As of the first quarter of 2015, we changed the presentation of our segments in order to reflect them with the bank’s current organizational structure. We report the following segments: (a) Retail Banking, (b) Wholesale Banking and (d) Activities with the Market + Corporation. Retail Banking include the previous Commercial Banking – Retail and Consumer Credit – Retail segments, with the transfer of the Private Bank and Latam operations to the Wholesale Banking.

The Activities with the Market + Corporation column presents the result from excess capital, excess subordinated debt and the net balance of tax assets and liabilities. It also shows the financial margin with the market, costs of Treasury operations, the equity pickup of companies not linked to each segment and our interest in Porto Seguro.

Allocated Capital

Impacts related to capital allocation are included in the Pro Forma financial statements. To this end, adjustments were made to the financial statements, using a proprietary model.

The economic allocated capital model (EAC) was adopted for the Pro Forma financial statements by segment and, as of 2015, we changed our calculation methodology. In addition to the Tier I allocated capital, the EAC model includes the effects of the calculated expected loan losses, complementary to that required by the Brazilian Central Bank through CMN Circular No. 2,682/99.

Accordingly, the allocated capital considers the following components: credit risk (including expected losses), operational risk, market risk, and insurance underwriting risk.

Based on Tier I capital measure we determined the Return on Allocated Capital, which corresponds to an operational performance ratio consistently adjusted to the required capital needed to support the risks of the financial positions assumed in accordance with our risk appetite.

Income Tax Rate

We adopt the full income tax rate, net of the tax effect of payment of interest on capital, for the Retail Banking, Wholesale Banking and Activities with the Market + Corporation segments. The difference between the income tax amount determined for each segment and the effective income tax amount, as stated in the consolidated financial statements, is stated in the column Activities with the Market + Corporation.

Itaú Unibanco Holding S.A.	45

Management Discussion & Analysis Segment Analysis

The Pro Forma financial statements of the Retail Banking, Wholesale Banking and Activities with the Market + Corporation presented below, are based on managerial information derived from internal models, to more accurately reflect the activities of the business units. As of the first quarter of 2015, we changed our segments presentation and our Economic Allocated Capital calculation methodology.

Pro Forma Balance Sheet by Segment | On June 30, 2015

In R$ millions	Retail Banking	Wholesale Banking	Activities with the Market + Corporation	Itaú Unibanco
Assets
Current and Long-Term Assets	770,498	485,232	118,998	1,210,691
Cash and Cash Equivalents	15,519	2,489	-	18,005
Short-term Interbank Investments	230,636	82,284	-	192,433
Securities and Derivative Financial Instruments	185,868	138,988	44,479	334,727
Interbank and Interbranch Accounts	61,184	4,738	-	64,651
Loan, Lease and Other Credit Operations	224,574	232,889	-	457,463
(Allowance for Loan Losses)	(14,934)	(6,867)	-	(21,801)
(Complementary Expected Loss Provisions)	-	-	(6,330)	(6,330)
Other Assets	67,650	30,712	80,849	171,543
Foreign Exchange Portfolio	8,357	18,027	45,393	65,875
Others	59,293	12,685	35,456	105,669
Permanent Assets	16,162	1,911	1,746	19,819
Total Assets	786,660	487,143	120,744	1,230,510
Liabilities and Equity
Current and Long-Term Liabilities	748,326	448,519	93,722	1,126,530
Deposits	245,839	150,754	-	280,443
Deposits Received under Securities Repurchase Agreements	225,576	86,474	-	305,300
Funds from Acceptances and Issue of Securities	56,010	28,808	-	52,175
Interbank and Interbranch Accounts	6,553	3,898	-	10,448
Borrowings and Onlendings	14,093	78,045	-	92,138
Derivative Financial Instruments	37	25,255	-	23,912
Other Liabilities	104,869	48,981	93,722	240,461
Foreign Exchange Portfolio	8,772	17,922	45,637	66,429
Others	96,097	31,059	48,085	174,033
Technical Provisions for Insurance, Pension Plans and Premium Bonds	95,349	26,303	-	121,652
Deferred Income	1,104	396	-	1,499
Minority Interest in Subsidiaries	1,687	-	83	1,770
Economic Allocated Capital - Tier I (*)	35,543	38,229	26,939	100,711
Total Liabilities and Equity	786,660	487,143	120,744	1,230,510

(*) The Economic Capital allocated to the Activities with the Market + Corporation column contains all the excess capital of the institution in order to arrive at the accounting net equity.

Pro Forma Income Statement by Segment | 2nd quarter of 2015

In R$ millions	Retail Banking	Wholesale Banking	Activities with the Market + Corporation	Itaú Unibanco
Operating Revenues	17,711	6,008	1,620	25,339
Managerial Financial Margin	10,544	4,116	1,576	16,235
Financial Margin with Clients	10,544	4,116	14	14,673
Financial Margin with the Market	-	-	1,561	1,561
Banking Service Fees and Income from Banking Charges	5,108	1,786	13	6,906
Result from Insurance, Pension Plans and Premium Bonds Operations before Retained Claims and Selling Expenses	2,060	106	32	2,198
Result from Loan and Lease Losses	(2,727)	(1,645)	(14)	(4,387)
Expenses for Allowance for Loan and Lease Losses	(3,733)	(1,773)	(14)	(5,520)
Income from Recovery of Loans Written Off as Losses	1,005	128	-	1,133
Retained Claims	(372)	(13)	-	(385)
Operating Margin	14,612	4,350	1,606	20,567
Other Operating Income/(Expenses)	(8,640)	(2,607)	(445)	(11,692)
Non-interest Expenses	(7,309)	(2,314)	(356)	(9,979)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,064)	(292)	(88)	(1,445)
Selling Expenses from Insurance	(267)	(1)	(1)	(268)
Income before Tax and Minority Interests	5,972	1,742	1,161	8,875
Income Tax and Social Contribution	(2,079)	(471)	(111)	(2,661)
Minority Interests in Subsidiaries	(78)	-	(2)	(79)
Recurring Net Income	3,815	1,271	1,048	6,134
Recurring Return on Average Allocated Capital	42.9%	13.5%	16.5%	24.8%
Efficiency Ratio (ER)	45.7%	40.6%	23.2%	42.9%
Risk-Adjusted Efficiency Ratio (RAER)	62.7%	69.4%	24.2%	61.8%

Note: Non-interest Expenses considers Personnel Expenses, Administrative Expenses, Other Tax Expenses and Operating Expenses.

Consolidated figures do not represent the sum of the parts, because there are transactions between the companies that were eliminated only in the Consolidated figures.

Itaú Unibanco Holding S.A.	46

Management Discussion & Analysis Segment Analysis

The Pro Forma financial statements of the Retail Banking, Wholesale Banking and Activities with the Market + Corporation presented below, are based on managerial information derived from internal models, to more accurately reflect the activities of the business units. As of the first quarter of 2015, we changed our segments presentation and our Economic Allocated Capital calculation methodology.

Pro Forma Balance Sheet by Segment | On March 31, 2015

In R$ millions	Retail Banking	Wholesale Banking	Activities with the Market + Corporation	Itaú Unibanco
Assets
Current and Long-Term Assets	798,097	491,587	115,906	1,274,667
Cash and Cash Equivalents	16,424	2,264	-	18,687
Short-term Interbank Investments	250,115	63,641	-	225,076
Securities and Derivative Financial Instruments	180,874	145,865	35,932	324,060
Interbank and Interbranch Accounts	62,957	4,508	-	67,001
Loan, Lease and Other Credit Operations	225,639	242,466	-	468,105
(Allowance for Loan Losses)	(15,106)	(6,917)	-	(22,024)
(Complementary Expected Loss Provisions)	-	-	(6,330)	(6,330)
Other Assets	77,195	39,761	86,305	200,092
Foreign Exchange Portfolio	8,580	28,083	48,265	83,050
Others	68,615	11,678	38,039	117,042
Permanent Assets	16,488	1,728	1,730	19,947
Total Assets	814,585	493,315	117,636	1,294,613
Liabilities and Equity
Current and Long-Term Liabilities	776,197	455,600	93,574	1,194,447
Deposits	260,784	115,470	-	298,652
Deposits Received under Securities Repurchase Agreements	231,294	113,508	-	330,858
Funds from Acceptances and Issue of Securities	56,299	30,200	-	50,753
Interbank and Interbranch Accounts	5,121	4,247	-	9,365
Borrowings and Onlendings	20,299	75,966	-	96,265
Derivative Financial Instruments	36	32,341	-	30,997
Other Liabilities	110,722	58,772	93,574	260,819
Foreign Exchange Portfolio	9,341	27,592	48,975	84,030
Others	101,381	31,181	44,599	176,790
Technical Provisions for Insurance, Pension Plans and Premium Bonds	91,643	25,095	-	116,737
Deferred Income	1,126	386	-	1,513
Minority Interest in Subsidiaries	1,619	-	81	1,700
Economic Allocated Capital - Tier I (*)	35,643	37,329	23,981	96,954
Total Liabilities and Equity	814,585	493,315	117,636	1,294,613

(*) The Economic Capital allocated to the Activities with the Market + Corporation column contains all the excess capital of the institution in order to arrive at the accounting net equity.

Pro Forma Income Statement by Segment | 1st quarter of 2015

In R$ millions	Retail Banking	Wholesale Banking	Activities with the Market + Corporation	Itaú Unibanco
Operating Revenues	17,197	5,799	1,951	24,946
Managerial Financial Margin	10,098	3,956	1,909	15,963
Financial Margin with Clients	10,098	3,956	39	14,092
Financial Margin with the Market	-	-	1,871	1,871
Banking Service Fees and Income from Banking Charges	5,105	1,735	26	6,867
Result from Insurance, Pension Plans and Premium Bonds Operations before Retained Claims and Selling Expenses	1,994	107	16	2,117
Result from Loan and Lease Losses	(2,519)	(1,975)	39	(4,455)
Expenses for Allowance for Loan and Lease Losses	(3,503)	(2,051)	39	(5,515)
Income from Recovery of Loans Written Off as Losses	984	76	-	1,060
Retained Claims	(359)	(9)	-	(368)
Operating Margin	14,319	3,814	1,990	20,123
Other Operating Income/(Expenses)	(8,465)	(2,649)	(488)	(11,602)
Non-interest Expenses	(7,171)	(2,376)	(335)	(9,881)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,030)	(273)	(153)	(1,455)
Selling Expenses from Insurance	(264)	(1)	(1)	(266)
Income before Tax and Minority Interests	5,854	1,165	1,502	8,520
Income Tax and Social Contribution	(2,051)	(256)	(300)	(2,607)
Minority Interests in Subsidiaries	(104)	-	(1)	(105)
Recurring Net Income	3,699	909	1,200	5,808
Recurring Return on Average Allocated Capital	39.4%	9.7%	23.9%	24.5%
Efficiency Ratio (ER)	46.1%	43.1%	18.6%	43.2%
Risk-Adjusted Efficiency Ratio (RAER)	62.3%	78.9%	16.4%	62.7%

Note: Non-interest Expenses considers Personnel Expenses, Administrative Expenses, Other Tax Expenses and Operating Expenses.

Consolidated figures do not represent the sum of the parts, because there are transactions between the companies that were eliminated only in the Consolidated figures.

Itaú Unibanco Holding S.A.	47

Management Discussion & Analysis Segment Analysis

Retail Banking

The revenues from Retail Banking come from the offer of banking products and services to retail and high-income clients and very small and small companies, in addition to financial products and services offered to our non-account holder clients, including vehicle financing and credit cards offered outside the branch network, and Itaú BMG Consignado operations.

In the second quarter of 2015, recurring net income for the segment totaled R$3,815 million, a 3.1% increase from the previous quarter.

The increase in the quarter was mainly due to increases of 4.4%, or R$446 million, in financial margin with clients, and of 3.3%, or R$66 million, in result from insurance, pension plans and premium bonds operations before retained claims and selling expenses.

These increased financial margin and result from insurance operations were partially offset by expenses for allowance for loan losses, which were 6.6% higher than in the previous period and amounted to R$3,733 million in the second quarter of 2015. Additionally, non-interest expenses reached R$7,309 million in the period, a 1.9% or R$138 million increase in the quarter.

The Retail Banking annualized return on allocated capital reached 42.9% in the quarter. The efficiency ratio was 45.7% and the risk-adjusted efficiency ratio reached 62.7%.

Loan Portfolio – Retail Banking

At the end of June 2015, loan portfolio totaled R$224,574 million.

The coverage ratio for NPL over 90 days (without complementary allowance) reached 131% on June 30, 2015, decreasing 300 basis points from March 31, 2015.

Allowance for Loan Losses and Coverage Ratio

Wholesale Banking

The revenues from the Wholesale Banking segment come from: i) activities of Itaú BBA, the unit responsible for commercial operations with large companies and for investment banking services, ii) the result from our units abroad, and iii) products and services offered to middle market companies, high-net worth clients (Private Banking) and institutional clients.

In the second quarter of 2015, operating revenues amounted to R$6,008 million, a 3.6% increase from the previous quarter, mainly due to the increase of 4.0% in financial margin and of 2.9% in banking service fees and income from banking charges.

Result from loan losses reduced 16.7% and totaled R$1,645 million in the second quarter of 2015, basically due to the increase in allowance for loan losses in specific groups in the previous quarter. Non-interest expenses decreased by 2.6% and totaled R$2,314 million in the period.

Therefore, the net income of the Wholesale Banking segment increased 39.9% from the previous quarter, reaching R$1,271 million in the second quarter of 2015.

Return on allocated capital reached 13.5% per year. The efficiency ratio was 40.6% and risk-adjusted efficiency ratio reached 69.4%.

Loan Portfolio – Wholesale Banking

As at June 30, 2015, loan portfolio totaled R$232,889 million.

The coverage ratio for NPL over 90 days (without complementary allowance) reached 187% in the end of the second quarter of 2015, 5,000 basis points lower than the previous quarter. This decrease was basically due to the higher balance of 90 days overdue loans.

Allowance for Loan Losses and Coverage Ratio

Itaú Unibanco Holding S.A.	48

Management Discussion & Analysis Segment Analysis

Middle Market

Aiming at a more specialized service structure, since 2013 part of the medium sized business sub-segment has become part of the Wholesale Banking. This sub-segment serves approximately 30 thousand clients (economic groups) with sales between R$30 million and R$300 million.

Our result is well balanced between revenues from loans and services. Our risk appetite continues to focus on high-rating clients, and 80.6% of loans are granted to B2 rated clients and higher.

Our loan portfolio (including sureties and endorsements) increased 1.0% from the first quarter of 2015, basically due to foreign exchange products.

Large Companies

Our clients are around 3,500 large corporate groups and over 190 financial institutions. We offer them a broad portfolio of banking products and services, from cash management to structured operations and transactions in capital markets.

The loan portfolio (including endorsements and sureties) decreased 3.2% from the first quarter of 2015, due to transactions in both local currency and foreign currency.

In our loan portfolio, 91.5% of credits are rated “AA”, “A” and “B”, according to criteria set forth in Resolution No. 2,682 of the National Monetary Council.

For derivatives, we maintained an important position in CETIP (Clearing House for the Custody and Financial Settlement of Securities). We focused on operations that hedge our clients’ exposures to foreign currencies, interest rates and commodities.

Investment Banking

Fixed Income: in the first semester of 2015, we took part in operations with debentures, promissory notes and securitization, which totaled R$6.7 billion. In international fixed-income issues, we originated deals of US$ 832 million with Latin-American companies from January to June 2015, according to Dealogic data(*).

(*) Includes only transactions in US dollars and local currency above US$50 million.

Mergers and Acquisitions: in the period from January to June 2015, we were leaders in the Thomson ranking for the number of operations, with a total volume of US$ 5.0 billion.

Project Finance: In the first quarter, we carried out the first Itaú BBA Project Finance operation in Mexico, a US$ 750 million financing operation, in which our part was US$ 80 million. The transaction with SeaMex, a joint venture between Norwegian Seadrill and Mexican fund Fintech, will enable the acquisition of five drilling assets to be operated by PEMEX, an oil and gas Mexican company.

Wealth Management and Services

Asset Management

In June 2015, we reached R$437.1 billion(*) in managed assets, accounting for 15.2% of the market. In the last 12 months, the volume of managed assets grew 15.1% in total, and noteworthy were money market and pension plan funds. In addition to a strong local presence, we are present in the world’s major financial centers, with strategically allocated professionals, searching for opportunities and investment solutions appropriate for different customer profiles.

Source: ANBIMA (Brazilian Financial and Capital Markets Association) – June 2015. Considers Itaú Unibanco and Intrag.

Securities Services

With four lines of business, the Securities Services area serves both publicly and closely-held companies, pension funds, asset management and international investors, totaling 3,464 clients in 23 countries. Our business lines are Local Custody and Fiduciary Administration, International Custody and Corporate Solutions.

We ended June 2015 with a custody market share of 22.7% and a total of R$1,034 billion in assets under custody, a 9.2% increase when compared to the same period of 2014.

Source: Itaú Unibanco, ANBIMA (Brazilian Financial and Capital Markets Association) and BM&F Bovespa – June 2015.

Private Bank

With a full global wealth management platform, we are market leaders in Brazil and one of the main players in Latin America. Our multidisciplinary team, composed of private bankers, investment advisers and product experts, serves our clients through eight cities in Brazil and abroad, in offices located in Zurich, Miami, New York, Santiago, Montevideo, Asuncion, and Nassau.

Activities Abroad

Our activities abroad include business with retail clients and large companies, and investment banking activities in eighteen countries outside Brazil.

Additional information is available on the next page.

Itaú Unibanco Holding S.A.	49

Management Discussion & Analysis Activities Abroad

In Argentina, Chile, Paraguay and Uruguay, we serve the retail banking, companies, corporate and treasury segments, with commercial banking as our main focus. In Peru, we have an Itaú BBA representative office and in Colombia we are gradually intensifying our presence through our corporate and investment banking operation. In Mexico, we are in the process of opening a full-service broker office.

Additionally, we have operations in Europe (Portugal, United Kingdom, Spain, France, Germany and Switzerland), in the United States (Miami and New York), in the Caribbean (Cayman Islands and Bahamas), in the Middle East (Dubai), and in Asia (Hong Kong, Shanghai and Tokyo), mainly in operations serving institutional, investment banking, corporate and private banking clients.

Employees Abroad

Information about our number of employees abroad and the international service network is presented below:

International Service Network

Itaú Unibanco Holding S.A.	50

Management Discussion & Analysis Activities Abroad

Latin America

Our operations in Latin America are mainly focused on commercial banking, concentrated in the Southern Cone (Argentina, Chile, Paraguay and Uruguay). We also operate in Colombia in investment banking and corporate segments, in Peru in the corporate segment through a representative office and, in Mexico, we are in the process of opening a full-service broker.

Latin America is a priority for our international expansion due to the geographic and cultural proximity to Brazil. Our purpose is to be recognized as the “Latin American Bank”, becoming a reference in the region for all financial services provided to individuals or companies.

We have expanded our business in the region in a sustainable manner over the past years and our priority now is to gain economies of scale, maintain a strong presence in the local retail markets and strengthen our relationships with local companies.

We present the consolidated results for Latin America1 and for its respective countries in constant currency2, including the adjustment of local hedging effects3.

Income Statement | Latin America (1)

In R$ millions	2Q15	1Q15	variation
Operating Revenues	1,347	1,211	11.2%
Financial Margin	897	766	17.1%
Banking Service Fees and Income from Banking Charges	411	411	-0.1%
Other Income	39	33	15.9%
Result from Loan Losses	(129)	(110)	17.3%
Retained Claim Losses	(9)	(5)	94.1%
Other Operational Expenses	(752)	(737)	2.1%
Non-Interest Expenses	(752)	(736)	2.1%
Selling Expenses from Insurance	(1)	(1)	-22.8%
Income before Tax and Profit Sharing	457	359	27.1%
Income Tax and Social Contribution	(98)	(74)	32.1%
Profit Sharing	(4)	(5)	-29.3%
Recurring Net Income	355	280	26.8%
Return on Average Equity - Annualized	15.2%	12.5%	280	bps
Return on Average Assets - Annualized	2.0%	1.6%	40	bps
Efficiency Ratio	56.2%	61.1%	-490	bps

Net income for the second quarter of 2015 amounted to R$355 million, a 26.8% increase from the first quarter of this year. Financial margin increased 17.1% mainly due to better results from treasury operations in Chile and Argentina. Banking service fees amounted to R$411 million, consistent with the previous quarter.

Result from loan losses increased 17.3% in the quarter mainly driven by higher allowance for loan losses in Chile (due to the new student loan agreements, the reclassification of corporate clients and the impact of foreign exchange increase for portfolios denominated in U.S. dollars) and in Argentina (due to the reclassification of corporate clients).

Non-interest expenses recorded a 2.1% increase from the first quarter, mainly due to the increase in personnel expenses.

(1) Considers our operations in Argentina, Chile, Paraguay, Uruguay, Colombia and Mexico.

(2) By reporting in constant currency, we eliminate the impacts from exchange rate variations. The exchange rate applied to all periods is the average from June 2015.

(3) Excludes the effects of the investment hedge in 1Q15 and 2Q15.

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Management Discussion & Analysis Activities Abroad

Balance Sheet | Latin America (1)

In R$ millions, end of period	2Q15	1Q15 (2)	variation
Assets
Current and Long-Term Assets	70,352	68,775	2.3%
Cash and Cash Equivalents	5,475	4,674	17.1%
Short-Term Interbank Investments	4,256	4,690	-9.3%
Securities and Derivative Financial Instruments	6,930	6,350	9.1%
Interbank and Interbranch Accounts	5,093	5,116	-0.5%
Loan, Lease and Other Credit Operations	46,546	45,982	1.2%
(Allowance for Loan Losses)	(961)	(952)	1.0%
Other Assets	3,012	2,915	3.3%
Permanent Assets	882	879	0.3%
Total Assets	71,234	69,654	2.3%
Liabilities and Equity
Current and Long-Term Liabilities	61,664	60,587	1.8%
Deposits	43,935	44,172	-0.5%
Deposits Received under Securities Repurchase Agreements	677	455	48.9%
Funds from Acceptances and Issue of Securities	6,347	4,905	29.4%
Interbank and Interbranch Accounts	364	336	8.4%
Borrowings and Onlendings	2,916	3,470	-16.0%
Derivative Financial Instruments	1,340	1,547	-13.4%
Foreign Exchange Portfolio	1,469	1,103	33.3%
Other Liabilities	4,544	4,536	0.2%
Technical Provisions for Insurance, Pension Plans and Premium Bonds	72	63	13.5%
Deferred Income	5	4	26.7%
Minority Interests	0	(0)	-
Stockholders´ Equity	9,565	9,065	5.5%
Total Liabilities and Equity	71,234	69,654	2.3%

Assets (1)

Our assets totaled R$71.2 billion in June 2015, with increases of 2.3% from March 2015 and of 17.2% from June 2014. Of these total assets, 56.3% are located in Chile.

Asset

Asset Breakdown

Loan Portfolio (1)

The total loan portfolio increased 1.2% when compared to March 2015, to R$46.5 billion. The increase was 11.0% when compared to the same period of the previous year.

Loan Portfolio

Loan Portfolio by Country and Segment | June 2015

Loan Portfolio by Country - Composition

Individual Loan Portfolio - Composition

(1) Considers our operations in Argentina, Chile, Paraguay, Uruguay, Colombia and Mexico.

(2) Current currency for 06/30/15. The elimination of the exchange rate variation impact was obtained by applying the exchange rate of 06/30/15 to all periods.

Itaú Unibanco Holding S.A.	52

Management Discussion & Analysis Activities Abroad

Argentina

Total assets in Argentina reached R$5.8 billion, a 0.3% decrease in the quarter and a 6.5% growth from June 2014, mainly due to an increase in securities and derivative financial instruments. The loan portfolio reached R$3.8 billion, decreasing 5.7% from March 2015 and 0.1% from the same period of 2014. Stockholders’ equity reached R$706.2 million, and net income was R$47 million in the quarter, mainly due to better results from treasury operations.

Loan Portfolio | Argentina

Income Statement | Argentina

In R$ millions	2Q15	1Q15	variation
Operating Revenues	338	298	13.3%
Financial Margin	229	200	14.6%
Banking Service Fees and Income from Banking Charges	108	97	10.4%
Other Income	1	1	47.3%
Result from Loan Losses	(38)	(34)	11.4%
Non-Interest Expenses	(221)	(215)	3.0%
Income before Tax and Profit Sharing	79	49	59.8%
Income Tax and Social Contribution	(31)	(28)	10.6%
Profit Sharing	(1)	(2)	-41.5%
Recurring Net Income	47	19	143.2%
Return on Average Equity - Annualized	27.3%	11.8%	1550	bps
Return on Average Assets - Annualized	3.2%	1.3%	190	bps
Efficiency Ratio	65.4%	72.0%	-660	bps

Chile

Our business in Chile is mainly focused on retail and high-income clients, in addition to operations in companies and corporate segments.

Total assets in Chile amounted to R$40.1 billion in June 2015, in line with the previous quarter and up 12.5% from June 2014. The loan portfolio reached R$30.8 billion, increasing 2.3% in the quarter and 8.8% from June 2014, mainly driven by the growth in mortgage loans, student loans, and foreign trade operations. Loans to individuals in Chile account for 72.4% of our operations with individuals in Latin America (ex-Brazil) and 63.9% of this portfolio involves mortgage loans. Loans to companies in Chile account for 62.2% of the companies portfolio in Latin America (ex-Brazil). Stockholders’ equity in this period totaled R$5.6 billion, and net income reached R$139 million, mainly due to better results from treasury operations.

Loan Portfolio | Chile

Income Statement | Chile

In R$ millions	2Q15	1Q15	variation
Operating Revenues	491	403	21.7%
Financial Margin	366	272	34.6%
Banking Service Fees and Income from Banking Charges	89	104	-14.5%
Other Income	35	27	31.3%
Result from Loan Losses	(64)	(51)	24.8%
Retained Claim Losses	(9)	(5)	94.1%
Other Operational Expenses	(239)	(225)	6.1%
Non-Interest Expenses	(238)	(225)	6.2%
Selling Expenses from Insurance	(1)	(1)	-22.8%
Income before Tax and Profit Sharing	179	122	46.5%
Income Tax and Social Contribution	(40)	(21)	87.7%
Recurring Net Income	139	101	37.9%
Return on Average Equity - Annualized	10.2%	7.7%	250	bps
Return on Average Assets - Annualized	1.4%	1.0%	40	bps
Efficiency Ratio	49.5%	56.4%	-690	bps

(1) Current currency for 06/30/15. The elimination of the exchange rate variation impact was obtained by applying the exchange rate of 06/30/15 to all periods.

Itaú Unibanco Holding S.A.	53

Management Discussion & Analysis Activities Abroad

Paraguay

Our strategy for the commercial (retail) and companies segments over the last years resulted in a significant increase in market share. We hold the leading position among banks in Paraguay in terms of results and efficiency ratio (data provided by the Central Bank of Paraguay, June 2015).

Our assets in Paraguay totaled R$10.7 billion, increasing 8.3% in the quarter and 31.2% in the year. Loan portfolio reached R$5.7 billion, with a 0.5% decrease in the quarter and a 19.5% increase in the year. This growth was driven by the loan portfolio in local currency and by credit cards.

Stockholders’ equity totaled R$1.4 billion, and net income in the quarter was R$109 million, up 5.9% from the previous quarter.

Loan Portfolio | Paraguay

Income Statement | Paraguay

In R$ millions	2Q15	1Q15	variation
Operating Revenues	222	214	3.8%
Financial Margin	162	154	5.5%
Banking Service Fees and Income from Banking Charges	61	61	-0.2%
Other Income	(0)	(0)	-
Result from Loan Losses	(13)	(10)	30.7%
Non-Interest Expenses	(89)	(92)	-3.1%
Income before Tax and Profit Sharing	120	112	7.1%
Income Tax and Social Contribution	(11)	(9)	20.8%
Recurring Net Income	109	103	5.9%
Return on Average Equity - Annualized	33.5%	32.2%	130	bps
Return on Average Assets - Annualized	4.2%	4.2%	0	bps
Efficiency Ratio	40.2%	43.0%	-280	bps

Uruguay

We are the third largest private bank in Uruguay in terms of loan portfolio (data provided by the Central Bank of Uruguay - BCU, June 2015) and were recognized as the best bank in Uruguay by Euromoney magazine. We are also the leading player in the credit card segment through our credit card operator OCA.

Our assets totaled R$13.8 billion, increasing 5.1% from March 2015, and 26.3% from June 2014, mainly due to the loan portfolio, which reached R$5.8 billion, up 1.7% in the quarter and 20.6% from June 2014.

Stockholders’ equity totaled R$1.4 billion in June 2015, and net income in the quarter was R$72 million, mainly due to the increase in banking service fees (credit cards and credit commissions).

Loan Portfolio | Uruguay

In R$ millions	2Q15	1Q15	variation
Operating Revenues	283	278	1.7%
Financial Margin	132	134	-1.1%
Banking Service Fees and Income from Banking Charges	149	141	5.1%
Other Income	3	3	-24.0%
Result from Loan Losses	(14)	(14)	-2.0%
Non-Interest Expenses	(180)	(178)	1.1%
Income before Tax and Profit Sharing	89	86	3.7%
Income Tax and Social Contribution	(16)	(15)	3.7%
Profit Sharing	(2)	(2)	3.7%
Recurring Net Income	72	69	3.7%
Return on Average Equity - Annualized	21.4%	22.0%	-60	bps
Return on Average Assets - Annualized	2.1%	2.2%	-10	bps
Efficiency Ratio	63.5%	63.9%	-40	bps

(1) Current currency for 06/30/15. The elimination of the exchange rate variation impact was obtained by applying the exchange rate of 06/30/15 to all periods.

Itaú Unibanco Holding S.A.	54

Management Discussion & Analysis Activities Abroad

Colombia

Our presence in Colombia is growing and we aim to be one of the three main investment and wholesale banks within the next four years. The most attractive sectors are mining, energy, oil, gas, and infrastructure.

In June 2015, the loan portfolio totaled R$379 million, a 7.1%¹ increase when compared to March 2015.

Peru

In Peru, we have a representation office and we are considering increasing our activities in the corporate and investment banking segments, following the same strategy as in Colombia, in order to take advantage of the strong growth in this country.

Mexico

In October 2014, the Brazilian Central Bank approved the opening of a full-service broker and, in November 2014, we received the approval of the local regulatory authorities. The operation is expected to start in the second half of 2015.

Itaú BBA International

Our banking activities held under the corporate structure of Itaú BBA International are mainly focused on two business segments:

· Corporate & Investment Banking: Headquartered in the United Kingdom and with business platforms in several cities across Europe, we serve the financial needs of companies with global operations, focusing on financing operations and investment relationships among companies in Latin America and Europe. The services offered include structured financing, hedging, trade financing and advisory services to both European companies investing in Latin America and Latin American companies investing overseas.

· Private Banking: Under the corporate structure of Banco Itaú BBA International, we manage private banking activities in Miami and Switzerland, offering specialized financial products and services to high networth Latin American clients.

The financial information on the Itaú BBA International consolidated operation is presented below:

Balance Sheet | Itaú BBA International

In R$ millions, end of period	2Q15	1Q15 (1)	variation
Assets
Current and Long-Term Assets	28,341	29,478	-3.9%
Cash and Cash Equivalents	645	691	-6.6%
Short-Term Interbank Investments	3,516	4,348	-19.1%
Securities and Derivative Financial Instruments	4,151	3,833	8.3%
Loan, Lease and Other Credit Operations	14,830	14,428	2.8%
(Allowance for Loan Losses)	(1)	(0)	54.5%
Other Assets	5,199	6,179	-15.9%
Permanent Assets	160	170	-6.2%
Total Assets	28,500	29,648	-3.9%
Liabilities and Equity
Current and Long-Term Liabilities	25,214	26,387	-4.4%
Deposits	10,347	10,772	-3.9%
Deposits Received under Securities Repurchase Agreements	309	158	95.8%
Funds from Acceptances and Issue of Securities	6,964	6,938	0.4%
Interbank and Interbranch Accounts	2	7	-74.5%
Borrowings and Onlendings	733	740	-1.0%
Derivative Financial Instruments	1,492	1,767	-15.6%
Foreign Exchange Portfolio	-	-	-
Other Liabilities	5,366	6,004	-10.6%
Deferred Income	64	65	-1.6%
Stockholders´ Equity	3,223	3,196	0.8%
Total Liabilities and Equity	28,500	29,648	-3.9%

In June 2015, the consolidated assets of Itaú BBA International totaled R$28.5 billion, a 3.9% decrease from March 2015. The loan portfolio reached R$14.8 billion, increasing 2.8%¹ in the quarter.

(1) Current currency for 06/30/15. The elimination of the exchange rate variation impact was obtained by applying the exchange rate of 06/30/15 to all periods.

Itaú Unibanco Holding S.A.	55

Management Discussion & Analysis Activities Abroad

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Itaú Unibanco Holding S.A.	56

Itaú

2nd quarter of 2015

Management Discussion & Analysis

Additional Information

Itaú Unibanco Holding S.A.

Management Discussion & Analysis Ownership Structure

Itaú Unibanco Holding’s capital stock is represented by common shares (ITUB3) and non-voting shares (ITUB4), both traded at the BM&FBOVESPA. The non-voting shares are also traded as depositary receipts at NYSE (New York) and BCBA (Argentina) as ADRs and CEDEARs, respectively.

ADR: ITUB Non-voting	Common: ITUB 3 Non-voting: ITUB 4	CEDEAR: ITUB4 Non-voting

Outstanding Shares | Itaú Unibanco Holding S.A.

In thousands	Common Shares	Non-voting Shares	Total
Number of Shares	3,047,040	3,036,876	6,083,916
Treasury Shares
On 12/31/2014	2.5	53,829	53,831
Purchase of treasury shares	-	36,587	36,587
Exercised options - Granting of stock options	-	(2,215)	(2,215)
Disposals - Stock option plan	-	(6,509)	(6,509)
Bonus in Shares (10%)	0.3	8,169	8,169
On 06/30/2015 (1)	2.8	89,860	89,863
Total Shares (-) Treasury Shares	3,047,037	2,947,016	5,994,053

(1) The average acquisition cost of the non-voting treasury shares was R$28.67 and of the common treasury shares was R$7.97. For further information, including information on the “Stock Option Plan”, see note 16 to the financial statements.

The management of our ownership structure aims to optimize capital allocation among the many segments that compose the conglomerate. Itaú Unibanco Holding is controlled by IUPAR, which is jointly controlled by Itaúsa and Cia. E. Johnston. Itaúsa is controlled by the members of the Egydio de Souza Aranha family while Cia. E. Johnston is controlled by the members of the Moreira Salles family.

The organizational chart below summarizes the current ownership structure as of June 30, 2015:

Note: The percentages do not consider treasury stocks .

(1) Besides the treasury stocks, the percentages do not consider the participation of controlling stockholders.

10% bonus in Itaú Unibanco shares

On June 2015, the Brazilian Central Bank approved an increase, resolved on the Stockholders’ Meeting, in the capital stock in the amount of R$10.1 billion through the capitalization of profit reserves with a share bonus of 10%. In July 2015 every stockholder received one new share for each ten shares of the same type they held, free of charge. The share bonus benefits our stockholders, mainly because:

- The unit cost of the bonus shares was R$18.348050984612, which impacted the average price of the shares held by the stockholder;

- Monthly dividends remained at R$0.015 per share, representing a 10% increase in the amounts received on a monthly basis after the share bonus.

Free Float - Non-voting Shares | on 06/30/2015

Itaú Unibanco Holding S.A.	58

Management Discussion & Analysis Stock Market Performance

Stock Market Performance(1) | 2Q15

Our common and non-voting shares were traded on all BM&FBOVESPA´s sessions in the second quarter of 2015. Additionally, our non-voting shares are included in several Stock Exchange indexes in which financial institution shares may be listed.

	(R$)	(R$)	(US$)
	Non-voting Shares	Common Shares	ADRs
	ITUB4	ITUB3	ITUB
Closing Price at 06/30/2015	31.11	30.19	10.95
Maximum price in quarter	35.91	32.66	13.33
Average price in quarter	32.79	30.46	11.73
Minimum price in quarter	29.45	28.49	10.40
Closing Price at 03/31/2015	32.10	29.25	11.06
Maximum price in 12 months(2)(3)	37.84	35.26	18.49
Average price in 12 months (2)	32.49	29.71	13.48
Minimum price in 12 months(2)(4)	27.57	24.64	10.12
Closing Price at 06/30/2014	29.06	27.55	14.38
Change in 2Q15	-3.1%	3.2%	-1.0%
Change in the last 12 months	7.0%	9.6%	-23.9%
Average daily trading financial volume - in 12 months (million)	467.3	7.0	175.7
Average daily trading financial volume in 2Q15 (million)	473.6	3.8	163.2

(1) Prices adjusted by the June 2015 bonus (10%).

(2) From 06/30/14 to 06/30/15;

(3) Prices on 09/03/14 for non-voting shares, common shares and ADRs;

(4) Prices on 03/31/14 for non-voting shares, on 10/27/14 for common shares and on 03/13/15 for ADRs.

Closing price at the end of each period (1)

(1) ITUB4, ITUB3 and ITUB historical information was adjusted by the June 2015, June 2014 and March 2013 bonus.

Liquidity of our shares
	2Q15	1Q15	2Q14
BM&FBovespa (ITUB4)
Total Financial Volume Traded in the spot market (in R$ million)	28,891	28,077	21,329
Volume of Transactions (in thousands)	1,612.2	1,751.5	1,321.8
Average volume by transaction (in R$ thousands)	17.9	16.0	16.1
Negotiability Index (1)	4.27%	4.53%	3.74%
NYSE (ADR)
Total Financial Volume Traded (in R$ million)	31,624	29,967	23,495
Volume of Transactions (in thousands)	2,057.5	2,416.6	1,754.1
Average volume by transaction (in R$ thousands)	15.4	12.4	13.4
Total outstanding ADRs (in million)	895.5	911.1	951.6
Ratio of Total Outstanding ADRs to Total Outstanding Non-Voting Shares	33.4%	33.8%	35.3%

(1) The negotiation index represents the percentage of share trading in relation to all shares traded in the spot market on BM&FBovespa. For calculation purposes, it considered the trading in the three last months of each period. Source: Economática.

Market Capitalization vs. Ibovespa Index

On June 30, 2015, our market capitalization was R$186.7 billion, and the compound annual growth rate (CAGR) was 9.0% since 2012. Ibovespa reached 53.1 thousand points in the same period and its CAGR was 5.4% negative. According to information provided by Bloomberg, on June 30, 2015 we were the 2nd largest company by market capitalization in Brazil and the 1st among financial institutions.

Market Indicators

Price / Earnings1 – represents the ratio of price to net income per share.

Price / Book Value 2 – represents the ratio of market capitalization to stockholders' equity.

(1): Closing price of non-voting share at the period end/Earnings per share. For calculation purposes, the retained earnings of the last 12 months were considered. (2): Closing price of non-voting share at the period-end/Book value per share.

Average Daily Trading Volume (BM&FBovespa + NYSE)

Financial trading profile by investor

 Foreign investors accounted for 70.6% of the financial volume of Itaú Unibanco shares traded on stock exchanges in the first semester of 2015.

(1) Cooperatives, public companies, limited-liability companies, municipal/state/federal governments, financial entities, churches and charities and/or non-profit organizations, among others.

(2) Includes foreign investors trading on the BM&FBOVESPA, as well those trading on the NYSE.

Dividends and Interest on Capital

Itaú Unibanco remunerates its stockholders by means of monthly and complementary payments of dividends and interest on capital. In the first semester of 2015, we paid or recognized a provision of R$2.52 billion in dividends and interest on capital, net of taxes.

Dividend Yield (Dividends and Interest on Capital Distributed / Average Price1) It is the ratio of total dividends/interest on capital distributed to the share price, which indicates the return on investment to the stockholder through profit sharing in each period.

Payout (Net Dividends and Interest on Capital Distributed / Net Income)

(1): Average price on the first day of each period.

(2): For calculation purposes, it was considered the total Dividends/Interest on capital distributed in the last 12 months of each period.

Itaú Unibanco Holding S.A.	59

Management Discussion & Analysis Stock Market Performance

Market Consensus

Major market analysts periodically issue recommendations on the shares that are the subject matter of their analyses. These recommendations help many investors choose the best option in which to invest their capital.

Based on information provided by Thomson Analytics and Bloomberg on June 30, 2015, we present, in the table below, a summary of the recommendations on Itaú Unibanco Holding non-voting shares.

	Thomson	Bloomberg
Buy	13	18
Hold	5	6
Sell	1	1
Number of Analysts	19	25

Based on the information provided by Thomson, the average estimated target price for 2015 is R$36.28. According to Bloomberg, the average estimated target price is R$37.97.

Trading of Own Shares for Treasury

In the first semester, we acquired 36.6 million non-voting shares in the amount of R$1.2 billion at the average price of R$34.09 per share(1). It is worth mentioning that on July 14, 2015, the price of preferred share became ex-bonus rights, therefore, the price of the share as from that date was reduced by 10%, opening the trade session at R$ 31.82.

			Average
Current Repurchase		Quantity Acquired	price per
Program	Month	(million)	share (R$)
	Jan-15	11.0	34.13
Preferred Shares	Feb-15	3.6	34.68
	Mar-15	2.0	34.07
	Jun-15	20.0	33.96
		36.6	34.09

(1) For further information on volumes traded and prices, visit www.itau.com.br/investor-relations> Corporate Governance > Trading of Own Shares.

On July 30, 2015, it was decided, at a meeting of the Board of Directors, the renewal of the buyback program, authorizing the acquisition of up to 11.0 million common shares and 55.0 million preferred shares valid for de period of from August 5, 2015 to August 4, 2016.

Net Income per Share1 and Recurring Net Income per Share1

(1) For calculation purposes, the retained earnings of the last 12 months were considered.

(2) ITUB4, ITUB3 and ITUB historical information was adjusted by the June 2015, June 2014 and March 2013 bonus.

Credit Risk Assessment by Rating Agencies

Based on its new global methodology for banks, in May 2015 Moody’s announced it would take ratings actions on nine (9) Brazilian banks, including the downgrade of Itaú Unibanco Holding, Itaú Unibanco S.A. and Itaú BBA ratings.

During the first half of 2015, Standard&Poor’s and Moody’s withdrew the ratings on national and international scales assigned to Itaú BBA, at the company’s request.

In June 2015, Standard&Poor’s started to assign ratings to Itaú Unibanco S.A. These ratings and outlook are equal to the ones assigned to Itaú Unibanco Holding S.A., due to its group’s “core” subsidiary status.

To learn more about these ratings, please visit (www.itau.com.br/ investor-relations) in Itaú Unibanco > Market Opinion > Ratings.

Funding

In May 2015, we resumed operations in the U.S. dollar funding market with the issue of three-year senior notes maturing in May 2018, in the amount of US$1.050 billion. Yield to investors was 2.86%. The net proceeds of the issue will be used for general corporate purposes. This operation was assigned an investment grade rating by the three main rating agencies: Moody’s, Standard&Poor’s, and Fitch.

Non-voting Shares (ITUB4) Appreciation

The chart below shows the simulation of R$100 invested on June 30, 2005 through June 30, 2015, by comparing the amounts with and without the reinvestment of dividends to the performance of Ibovespa and CDI (Interbank Deposit Certificate).

Itaú Unibanco Holding S.A.	60

Management Discussion & Analysis Stock Market Performance

Corporate Event

Merger between Itaú Chile and CorpBanca – The merger was approved by the shareholders’ meetings of Banco Itaú Chile (BIC) and of CorpBanca in June 2015.

The effectiveness of this operation is subject to the authorization from the proper regulator in Chile, the Superintendency of Banks and Financial Institutions (SBIF).

The implementation of the merger will bring the following benefits to the stockholders of BIC and CorpBanca:

•	Creating one of the most robust financial institutions in Latin America;

•	A more extensive branch network;

•	Lower funding costs and ability to further leverage Tier 1 capital;

•	Generating annual synergies estimated at US$100 million, before taxes, after the completion of the merger of the banks.

Market Relations

We held 20 of the 22 Apimec meetings (Association of Capital Markets Analysts and Investment Professionals) scheduled for this year in Brazil, with the attendance of 1,950 participants, strengthening our relationship with stockholders, analysts and investors of the capital markets. We invite all interested parties to the next Apimec meetings to be held in São Paulo, on August 20, and in Fortaleza, on November 19, 2015. For further details, please visit the Investors Relations website (www.itau.com.br/investor-relations).

IR Magazine Awards Brazil 2015 – Granted by IR Magazine and the Brazilian Institute of Investors Relations (IBRI), this award elects the Brazilian companies with the best Investor Relations practices, through an independent survey carried out by Fundação Getúlio Vargas (FGV) with portfolio managers and investment analysts. This year we were recognized in three categories, as follows:

•	Best Investor Relations in the Financial Sector;

•	Best Use of Technology (large cap); and

•	Best Annual Report.

2015 Agenda

Itaú Unibanco Holding S.A.	61

(A free translation of the original in Portuguese)

Report of independent auditors on supplementary information

To the Board of Directors and Stockholders

Itaú Unibanco Holding S.A.

Introduction

In connection with our audit of the financial statements of Itaú Unibanco Holding S.A. ("Bank") and Itaú Unibanco Holding S.A. and its subsidiary companies ("Consolidated") as of June 30, 2015, on which we issued un unqualified opinion dated August 3, 2015, we performed a review of the accounting information contained in the supplementary information included in the Management Discussion and Analysis Report of Itaú Unibanco Holding S.A. and its subsidiaries for the six month period ended June 30, 2015.

Scope of the review

We conducted our review in accordance with NBC TA 720 - "The auditor's responsibility relating to other information in documents containing audited financial statements", which establishes the procedures to be performed in engagements of this nature. Those procedures primarily comprised: (a) inquiry of, and discussion with, management responsible for the accounting, financial and operational areas of the Bank and its subsidiaries with regard to the main criteria adopted for the preparation of the accounting information presented in the supplementary information and (b) review of the significant information and of the subsequent events which have, or could have, significant effects on the financial position and the operations of the Bank and its subsidiaries. The supplementary information included in the Management Discussion and Analysis Report is presented to permit additional analysis. Notwithstanding, this information should not be considered an integral part of the financial statements.

Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accounting information contained in this supplementary information, in order for it to be adequately presented, in all material respects, in relation to the financial statements at June 30, 2015, taken as a whole, prepared in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN).

São Paulo, August 3, 2015

PricewaterhouseCoopers	Washington Luiz Pereira Cavalcanti
Auditores Independentes	Contador CRC 1SP172940/O-6
CRC 2SP000160/O-5

PricewaterhouseCoopers, Av. Francisco Matarazzo 1400, Torre Torino, Sao Paulo, SP, Brasil 05001-903, Caixa Postal 61005 T: (11) 3674-2000, F: (11) 3674-2000, www.pwc.com/br

MANAGEMENT REPORT – 1st HALF OF 2015

To our Shareholders:

We present the Management Report and Financial Statements of Itaú Unibanco Holding S.A. (Itaú Unibanco) and its subsidiaries for the period from January to June 2015, in accordance with the regulations established by the Brazilian corporate law, the National Monetary Council (CMN), the Central Bank of Brazil (BACEN), the Brazilian Securities and Exchange Commission (CVM), the Superintendence of Private Insurance (SUSEP), the National Council of Private Insurance (CNSP), and the National Superintendence of Supplementary Pensions (PREVIC).

The information included in this material is available on the Investor Relations’ website of Itaú Unibanco: (www.itau.com.br/investor-relations > Financial Information) and on the CVM, Securities and Exchange Commission (SEC) and Buenos Aires Stock Exchange (BCBA) websites. Our results may also be accessed on mobile devices and tablets, and through our application (APP) “Itaú RI”.

1)	OVERVIEW

	June/15	June/14
Total Assets (R$ billion)	1,230.5	1,111.9
Total Loan Portfolio (including Sureties, Endorsements and Guarantees) (R$ billion)	531.7	487.6
Stockholders' Equity (R$ billion)	100.7	86.0
Net Income - 1st half (R$ billion) (1)	11.7	9.3
Branches and CSB – Client Service Branches (units)	5,003	5,024
ATM – Automated Teller Machines (units)	26,709	27,994
Employees	91,968	94,383
Activities Abroad (2)	18 countries

(1) Net Income from January to June 2015 and from January to June 2014.

(2) Excludes Brazil.

2)	ECONOMIC ENVIRONMENT

The U.S. economy slowed down in early 2015 and the GDP increased only 0.6% (annualized) in the first quarter. Activity indicators have improved as of April, forecasting growth of 2.6% in the first half of the year, compared to the first half of 2014. The U.S. economy continues to create jobs and the unemployment rate dropped to 5.3% in June 2015 from 5.6% in December 2014.

Economic activity in the Eurozone is still witnessing modest recovery. The twelve-month cumulative growth in the first quarter of 2015 was 0.9%, moving at the same pace as at the end of 2014.

China’s slowdown continued in the first quarter of 2015, reaching an annualized growth rate of 7.0% in the first half of 2015.

In Latin America, in the 12-month period ended March 2015, Paraguay, Uruguay, and Colombia experienced growth of 4.4%, 3.7%, and 3.7%, respectively. Mexico (2.3%), Chile (1.8%), and Peru (1.6%) sustained slower growth. Argentina and Brazil experienced a downturn of 2.9% and 0.9%, respectively.

In the Brazilian economic scenario, inflation measured by 12-month IPCA (Extended National Consumer Price Index) reached 8.9% in June, whereas the SELIC (Special System for Settlement and Custody) rate has risen 250 basis points since early 2015 and is currently at 14.25% p.a.

Credit grants, based on BACEN data and in real terms for the 12-month period until May 2015, dropped 5.1%. Credit reserve as a proportion of GDP increased to 54.4% in May 2015, from 52.5% in May 2014; however, the actual annual growth of the credit reserve slowed to 1.5% from 5.8% in the same period. The system default has remained substantially unchanged over the last 12 months and is at 3.0%.

The Brazilian real depreciated against the US dollar, and the exchange rate was R$ 3.1026 /US$ in the first half, with a 16.8% depreciation over the year. The Central Bank of Brazil has recently terminated the daily swap program started in 2013 and continues to manage the rollover of swap contracts on a monthly basis.

3)	OUR HIGHLIGHTS

3.1) Corporate Events

Repurchase of shares – In the first half, we acquired 36.6 million preferred shares of own issue, in the total amount of R$1.2 billion, at an average price of R$34.09 per share (1).

It is worth mentioning that on July 14, 2015, the quotation of preferred shares became ex-bonus, therefore, the quotation of the share as from that date has been reduced by 10%, they opened the trading session at R$ 31.82.

Current Repurchase Program	Month	Trading Volume (in millions)	Prices - R$ per Share (2) Average
	Jan-15	11.0	34.13
Preferred	Feb-15	3.6	34.68
Shares	Mar-15	2.0	34.07
	Jun-15	20.0	33.96
	Total	36.6	34.09

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2015	64

On July 30, 2015, it was decided, at a meeting of the Board of Directors, the renewal of the buyback program, authorizing the acquisition of up to 11.0 million common shares and 55.0 million preferred shares valid for de period of from August 5, 2015 to August 4, 2016

(1)	For more information on the volumes traded and prices used in these negotiations, go to www.itau.com.br/investor-relations > Corporate Governance > Trading of Own Shares.
(2)	It includes settlement and brokerage rates, and charges.

Bonus of 10% in shares of Itaú Unibanco –

For the third consecutive year, our shareholders received a new share for each ten shares of the same type they held, free of charge.

In June 2015, the Central Bank of Brazil homologated the resolution approved at the Extraordinary General Meeting relating to a capital increase of R$10.15 billion, through capitalization of the statutory revenue reserves with a share bonus of 10%. Capital was increased with the issue of new book-entry shares, with no par value, assigned to shareholders as share bonus, free of charge, in the proportion of one new share to ten shares of the same type held. This share bonus has added value to our shareholders, as follows:

•	Average cost of shares held in portfolio by the shareholder - the unit cost assigned to these shares is R$18.348050984612.

•	Payment of dividends - monthly dividends remain at R$0.015 per share. Therefore, the amounts paid to our shareholders, as monthly dividends, will be increased by 10% after the inclusion of the share bonus in the stock position.

These new shares were included in the stock position on July 17, 2015.

Merger of Itaú Chile with CorpBanca – The previously disclosed merger between Itaú Chile and CorpBanca was approved by the general meetings in June 2015.

The completion of this transaction is subject to the authorization of the proper regulator in Chile, the Superintendency of Banks and Financial Institutions. The conclusion of the merger will bring the following benefits to the shareholders of Banco Itaú Chile and CorpBanca:

•	Creation of one of the strongest financial institutions in Latin America;
•	A larger client service network;
•	Lower funding costs and leverage capacity of Tier 1 capital, and
•	Annual synergies estimated in US$ 100 million before taxes, after conclusion of the integration of the banks.

3.2) Funding

In May 2015, we reopened the dollar funding market, through the issue of three-year senior notes, maturing in May 2018, in the amount of US$ 1.050 billion. The yield to investors was 2.86%. The funds obtained through the issue will be used for general corporate purposes. The operation was rated as investment grade by the three main ratings agencies: Moody’s, Standard&Poor’s and Fitch.

3.3) Subsequent Event

Shareholders’ compensation – The Board of Directors’ meeting of August 3rd, 2015 resolved on the payment of interest on capital complementary to monthly dividends, as follows:

•	Proceeds amount: R$ 0.3460 per share, payable with a 15% income tax withholding, resulting in net interest of R$ 0.2941 per share.
•	Shareholders entitled to these proceeds: Shareholders holding, at the end of August 12th, ITUB3 or ITUB4 shares, and it should be emphasized that both assets entitle their holders to the same amount of interest on capital.
•	Payment date: the amount receivable corresponding to this interest will be recorded, in the Company's books on August 25th, in respect of each individual shareholder based on his/her position on August 12th.

For further details on this announcement please see the Material Fact disclosed on August 4th, on our Investor Relations website (www.itau.com.br/investor-relations).

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2015	65

4)	OUR PERFORMANCE

4.1) Returns

		%	bps
	Jan to	Jan to
ROE / ROA	Jun/15	Jun/14	Change
Recurring return on average equity - annualized	24.7	23.1	150
Return on average equity - annualized	24.2	22.7	160
Recurring return on average assets - annualized	1.9	1.7	30
Return on average assets - annualized	1.9	1.7	20

4.2) Income

		R$ billion	%
	Jan to	Jan to
Statement of Income for the Period	Jun/2015	Jun/2015	Change (1)
Income from financial operations before loan and losses	27.1	27.3	(0.4)
Expenses for allowance for loan losses	(11.0)	(8.7)	26.2
Income from recovery of credits written off as loss	2.2	2.3	(5.5)
Banking service fees and income from bank charges	14.9	13.3	12.2
Result from insurance, pension plan and capitalization operations	2.0	1.9	5.7
Personnel, other administrative and operating expenses	(20.5)	(18.8)	9.1
Tax expenses	(2.9)	(2.7)	7.8
Equity in earnings of affiliates and Other operating revenues (2)	0.8	0.3	156.3
Income tax and social contribution, Minority interest in subsidiaries and Profit sharing – Management Members	(0.9)	(5.5)	(83.8)
Net income	11.7	9.3	25.7
Recurring net income(3)	11.9	9.5	25.7
Dividends and interest on capital (net of taxes)	2.5	2.0	28.8

(1) Change is calculated based on actual figures in units.

(2) Equity in earnings of affiliates, jointly controlled entities and other investments, Other operating revenues and Non-operating income.

(3) Excludes the non-recurring effects of each period.

The following contributed to the increase in net income for the first half of 2015:

Banking service fees and income from bank charges: there was a 12.2% increase from the same period in 2014, particularly due to higher income from credit cards, mainly arising from annual fees and other services, current account services, loan operations and guarantees provided, and economic and financial advisory services.

Income from insurance, pension plan and capitalization operations: there was a 5.7% increase from the same period in 2014, mainly driven by lower expenses for claims in the period – for additional information see item 4.5. Itaú Insurance, Pension Plan and Capitalization.

Income from Financial Operations before Loan Losses, Income Tax and Social Contribution and Tax Expenses: the decrease in income from financial operations before loan losses was mainly due to the tax effects of hedging foreign investments, which are recorded under Income Tax, Social Contribution on Net Income and Tax Expenses. If we had reclassified this income, financial margin would have reached R$ 32.0 billion, a 22.7% increase from the same period in the previous year.

The same reclassification to Income Tax and Social Contribution on Net Income line would have brought this figure to an expense of R$5.3 billion, a 25.5% increase from the same period in the previous year; if we had brought this reclassification to the Tax Expenses line we would have recorded expenses of R$3.1 billion, representing a 21.3% increase from the first half of 2014.

Efficiency ratio: improved 470 basis points from 47.8% in the same period of 2014, reaching 43.1% in the first half of 2015.

The ratio of banking service fees to income from bank charges, and result from insurance, pension plan and capitalization operations to personnel expenses, other operating and administrative expenses was 82.4%, 170 bps higher than that reached in the first half of 2014. The index improved mainly due to the rise of 11.4% in these revenues, which was higher than the 9.1 % increase in expenses.

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4.3) Asset Data

		R$ billion	%
Balance Sheet	Jun 30, 2015	Jun 30, 2014	Change (1)
Total assets	1,230.5	1,111.9	10.7
Loan portfolio with endorsements and sureties	531.7	487.6	9.0
Free, raised and managed own assets	1,773.6	1,598.9	10.9
Subordinated debt	59.2	52.1	13.6
Stockholders’ equity	100.7	86.0	17.1
Referential equity (PR) - prudential conglomerate (2)	126.4	120.0	5.3

(1) Change is calculated based on actual figures.

(2) On June 30,2014, the criteria to calculate the PR was the financial conglomerate and on June 30,2015, the criteria to calculate the PR was the prudential conglomerate.

4.3.1) Assets

Total consolidated assets reached R$1.2 trillion at the end of June 2015, a 10.7% increase from the same period in the previous year, mainly driven by higher short-term interbank investments, securities and derivative financial instruments, and loan operations.

The diversification of our business is reflected in the changing composition of our loan portfolio over the last few years, focusing on origination in lower risk segments with increased guarantees.

Loan Portfolio

At June 30, 2015, the balance the loan portfolio, including endorsements and sureties, reached R$ 531.7 billion, up 9.0% in relation to June 30, 2014. This was mainly driven by increased payroll loans and corporate and Latin America portfolios.

If we also include the risks associated to the credits we borrow in the private securities modality, this increase will reach 9.3%. Excluding the effects of foreign exchange variation, our loan portfolio, including private securities, would have increased 2.6% in relation to the same period in the previous year.

At June 30, 2015 and 2014, the breakdown of the portfolio, including endorsements and sureties, was as follows:

		R$ billion	%
	June 30,	June 30,
Credit Portfolio	2015	2014	Change
Total with endorsements and sureties	531.7	487.6	9.0
Corporate – Private securities	34.9	30.8	13.1
Total with endorsements, sureties and private securities	566.6	518.4	9.3
Total with endorsements, sureties and private securities (former exchange rate variation)	566.6	552.3	2.6

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Brazil – Individuals

Credit Card (Itaucard, Hipercard, Credicard and partnerships)

We are leaders in the credit card segment in Brazil in terms of transacted amount (1).

The balance of this portfolio reached R$56.2 billion at June 30, 2015, a 5.1% increase from the same period in the previous year.

From January to June 2015, the amount transacted on debit and credit cards reached R$120.9 billion, a 8.5% increase from the same period of 2014.

In the debit card segment, which includes account holders only, we have a base of 26.0 million accounts. The transacted amount reached R$ 39.3 billion in the first half of 2015, representing 15.0% growth from the same period in the previous year.

In February 2015, the co-branded Tudo Azul Itaucard, an Itaucard’s partnership with Azul Linhas Aéreas created in 2014, was awarded the “Loyalty Award 2015”, in the “Best Loyalty Partnership” category, promoted by “Flightglobal”, one of the world’s largest aviation-related publications.

(1)Source: Itaú Unibanco and ABECS, the Brazilian Association of Credit Card and Service Companies – data from 1Q15.

Payroll Loans

We are leaders in payroll loans among Brazilian private banks.

The balance of the loan portfolio reached R$45.5 billion (R$15.7 billion in our branch network and R$ 29.8 billion in other trading channels), a 52.3% increase from June 30, 2014, representing 8.6% of the bank’s total loans.

Noteworthy are the portfolios of retirees and pensioners from the INSS, and public-sector employees, increased 59.5% overall from the end of June 2014.

Personal Credit

The balance of the loan portfolio reached R$30.0 billion, up 4.7% from the same period in the previous year.

 Mortgage Loans

We are leaders, among private banks, in mortgage loans to individuals with the use of savings funds (SBPE, the Brazilian Savings and Loans System).

Our offer is made through a network of branches, development companies, and real estate agencies. Mortgage loans reached R$31.8 billion, a 20.8% increase over the 12 months, and accounted for the third largest balance in our loan portfolio for individuals.

The ratio of the loan amount to the financed asset value was approximately 43.4% in the first half of 2015.

From January to May 2015, we carried out approximately 16.7 thousand financing operations for borrowers, in the amount of R$5.3 billion. For entrepreneurs, the volume of financing operations contracted generated 9.8 thousand new units, in the amount of R$1.8 billion.

On May 28, 2015, through Resolution No. 4,410, the CMN set up the use of 4.5% of the compulsory funds from savings deposits for fostering and financing purposes in connection with the National Housing System (SFH).

Source: Itaú Unibanco and ABECIP, the Brazilian Association of Mortgage and Savings Institutions - data from June, 2015.

Vehicles

The balance of the vehicles financing portfolio reached R$23.8 billion. From January to June 2015, vehicle financing reached R$4.5 billion, with an average term of 39 months, and half of the transactions were carried out with maximum terms of up to 36 months.

In June 2015, the ratio of the loan amount to the financed asset value was 72.2%, following a downward trend over recent quarters.

We strengthened the use of the iCarros website as a business generator for our Corporate (car dealers and resellers) and Individual clients. This reached the volume of 87.6 million hits in the first half of 2015, a 16.4% increase over the same period in the prior year, as a result of the focus on mobile services and our partnerships with Google and Facebook.

Brazil – Companies

Large Companies

The balance of the loan portfolio reached R$211.9 billion at June 30, 2015.

In the period from January to June 2015, noteworthy are transactions in foreign currency that posted a 7.4% growth from the same period in 2014, and transactions in local currency, increased by 2.0% from the same half of the previous year. In derivatives, we maintained our outstanding position in CETIP. The focus was on operations hedging the exposure to foreign currencies, interest rates and commodities with clients.

In June 2015, we were granted the “E-Finance Award”, organized by Revista Executivos Financeiros, in the “Process Management – Wholesale Banking” category for the third consecutive year. This award acknowledges the most innovative solutions, implementations and applications in the IT and Telecom areas of financial institutions.

Very Small, Small and Medium Market Companies

The balance of the loan portfolio reached R$83.5 billion at June 30, 2015.

We kept the focus on reviewing and streamlining our product offering to very small, small and medium-market companies. As an example, the “Conta Certa” (right account), in addition to including more services, enables clients to customize the number of payment forms, wire and electronic transfers (DOCs and TEDs), and custody of cheques, among others, in accordance with their needs.

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 Latin America

Our loan portfolio in Latin America posted a 33.9% increase from June 2014. Excluding the foreign exchange effect of the respective local currencies against the Brazilian real, the loan portfolio in Latin America was up 10.1% in the period. The Individuals segment posted a 39.7% increase (14.9% in legal tender), and the growth of 39.5% (14.4% in legal tender) in Chile’s portfolio as compared to the same period of the previous year was especially noteworthy.

The loan portfolio of the companies segment increased 30.6% (7.4% in legal tender), and the portfolios of Chile, Uruguay and Paraguay, which posted increases of 25.4% (2.9% in legal tender) and 50.1% (25.9% in legal tender), and 47.1% (23.4% in legal tender) respectively were of particular note.

Default

Our policy for mitigating risk in granting credit, started in 2011, resulted in improvement in the default rate, mainly as a result of changes in the credit profile of our portfolio.

•	Total default rate (NPL over 90 days) reached 3.3% at June 30, 2015, down 10 bps from June 30, 2014.

•	In the individuals portfolio the default rate reached 4.6% at the end of June 2015, dropping 60 bps from the same period in the previous year.

•	In the companies portfolio, the default rate reached 2.2% at the end of June 2015, up 40 bps from the same period in the previous year.

The coverage ratio of NPD over 90 days reached 187% in June 2015, up 1,100 bps from the same period in the previous year.

4.3.2) Funding

Total free, raised and managed own assets amounted to R$1.8 trillion at June 30, 2015, up 10.9% from the same period in the previous year.

As compared to June 2014, we recorded a 5.7% increase in demand deposits added to savings deposits. At June 30, 2015, the loan portfolio to funding ratio reached 81.3%.

4.3.3) Capital Strength

In order to ensure our strength and capital availability to support business growth, regulatory capital was kept above required levels to cover the risks, as evidenced by the Basel ratio and Tier I and Tier II Capital (see Risk Management – Pillar 3 report on our website (www.itau.com.br/investor- relations > Corporate Governance).

At the end of June 30, 2015, the Basel ratio reached 17.2%, of which 13.2% related to Tier I Capital and 4.0% related to Tier II Capital, mainly composed of shares, quotas, reserves and retained earnings, and subordinated debt. These indicators are evidence of our effective capacity to absorb losses.

Subordinated debt, which is part of our Tier II regulatory capital, reached R$29.1 billion at June 30, 2015.

4.3.3.1) Credit Risk Rating by Ratings Agencies

Due to the publication of its new global methodology for banks, Moody’s completed a review in May 2015 and announced rating actions for nine Brazilian banks, one of which was the downgrading of Itaú Unibanco Holding, Itaú Unibanco S.A. and Itaú BBA.

During this half, Standard&Poor’s and Moody’s removed the ratings in national and international scales assigned to Itaú BBA, upon request of the latter.

In June 2015, Standard&Poor’s started to assign ratings to Itaú Unibanco S.A. The ratings and outlook are equal to those of Itaú Unibanco Holding S.A., due to its status as subsidiary of the “core” group.

For more information on ratings, visit the Investor Relations website (www.itau.com.br/investor-relations) in the section Itaú Unibanco > Market Opinion > Ratings.

4.4) Services

We are constantly seeking to implement and focus on sales of new products and services that add value to our clients and diversify our sources of income, allowing for the growth of our non-financial income arising mainly from banking service fees, income from bank charges and insurance, pension plan and capitalization operations.

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Asset Management

In June 2015, we reached R$ 437.1 billion (1) in assets under management, according to the ANBIMA (Brazilian Financial and Capital Markets Association) management ranking, and accounted for 15.2% of the market. We posted 15.1% growth from the same period in the previous year, particularly in Interbank Deposit (DI) referenced and pension plan funds. In addition to showing strong performance in the domestic market, we are present in the main global financial centers, with strategically allocated professionals in search of investment opportunities and solutions suitable for different clients' profiles.

Kinea, the investment management company controlled by Itaú Unibanco, holds R$6.5 billion in managed assets.

(1) Source: ANBIMA (Brazilian Financial and Capital Markets Association) Management Ranking – June 2015. Considers Itaú Unibanco and Intrag.

Custody and Bookkeeping Services

In the custody market, we hold R$1,034.0 billion in assets, according to the ANBIMA management ranking in June 2015, a 9.2% increase from the same period in the previous year (2).

We provide services to 221 companies listed on BM&F Bovespa, accounting for 61.6% of the bookkeeping market. In debenture bookkeeping, we operated as the bookkeeper in 496 issues up to June 2015, which accounts for 52.2% of the market (2).

In May 2015, we were elected the best subcustodian in Brazil, Uruguay and Paraguay by the U.S. Global Finance magazine. The criteria used by the magazine include client relationships, service quality, price and technology, among others.

(2) Source: Itaú Unibanco, ANBIMA and BM&F Bovespa (June 2015).

Private Banking

With a full global wealth management platform, we are market leaders in Brazil and one of the main players in Latin America. Our multidisciplinary team, which comprises private bankers, investment advisers and product experts, serves our clients from offices in eight cities in Brazil and also our foreign offices located in Zurich, Miami, New York, Santiago, Montevideo, Asuncion, and Nassau.

In June 2015, we were one of the winners of the 2015 “Top Executivo” award, in the “Private Bank” category, organized by Amanhã magazine. This survey is in its 25th edition and is a pioneer in Brazil in basing its study on the “share of mind” concept. To get to the winners, the magazine heard the opinions of CEOs, vice-CEOs and officers of the hundred largest companies in the state of Rio Grande do Sul.

Consortium (Vehicles and Properties)

In June 2015, the balance of installments receivable reached R$11.6 billion, a 5.2% increase when compared to June 2014.

We reached approximately 411 thousand agreements in force in this period, a 3.3% increase from the same period in the previous year.

Consortia management fees reached R$322.9 million from January to June 2015.

Investment Banking

Between January and June 2015, our Merger and Acquisition operations in Brazil, provided financial advisory on 19 transactions totaling US$5.0 billion and reached the leading position in the Thomson Reuters ranking.

In fixed income, we took part in debenture, promissory note and securitization transactions totaling R$6.7 billion in the period from January to June 2015. In fixed income international issues of Latin American companies, we originated US$832 million in the period. To serve international clients, we operate in the following jurisdictions: Chile, with a broker, and Argentina, Colombia, Peru and Mexico, with representative offices in the last two countries.

In addition to the above-mentioned units, we point out our coverage of the head offices of our international clients, acting through our units in Europe, the US, the Caribbean, the Middle East and Asia.

Electronic Payment Means

In the first half of 2015, we reached 1,965.7 million debit and credit card transactions, a 7.4% increase from the same period in the previous year.

The amount transacted on credit cards was R$120.7 billion in the first half of the year. This amount accounts for 65.4% of total transactions arising from acquiring business, with a 12.4% increase from the same period in the previous year.

The volume of debit card transactions was R$63.9 billion and represented 34.6% of the total amount transacted in the first half of 2015, up 8.9% from the same period in the previous year.

We closed the period with 1.9 million installed equipment pieces, up 10.8% from the previous year.

4.5) Itaú Insurance, Pension Plan and Capitalization

Insurance

Our strategy is to operate under the “bancassurance” model, focusing on the sale of massive personal and property insurance, typically relating to retail banking for our clients.

Net income for the period posted a 1.2% reduction in the first half of 2015 from the same period in the previous year. Technical provisions for insurance reached R$5.4 billion at June 30, 2015. Earned premiums posted a 4.3% reduction from the first half of 2014, totaling R$ 2.8 billion in the period (excluding our 30% interest in Porto Seguro). Retained claims totaled R$ 742 million in the first half of 2015, 22.3% down in relation to the same period in 2014.

The drop in premiums earned and retained claims is explained by the sale of the large risk portfolio.

The increase in sales of insurance policies through digital channels was 62.3% in the first half of 2015 from the same period in the previous year, reaching 19.0% of total new policies.

In order to meet our client’s needs, we continuously review our product portfolio, expand the offer channelsand implement sales strategies in line with the client's situation. As a result, sales to account holders grew 12.1%.

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In May 2015, we won the Modern Consumer Award for Customer Service Excellence), in the “Insurance” category, promoted by Padrão Group and GfK.

Pension Plan

Total funding from pension plans totaled R$ 9.4 billion in the first half of 2015, a 14.7% growth from the same period in the previous year. Funding from individual pension plans reached R$8.4 billion in the period.

Revenues from management fees increased 10.9% from the first half of 2014, totaling R$598 million.

Technical provision was up 18.6% from the same period in the previous year, totaling R$113.2 billion at the end of June 2015, mainly driven by increased provision for VGBL products.

In June 2015, according to the National Federation of Private Pension Funds and Life Insurance (FENAPREVI), the market share of total technical provision was 23.5%, whereas individual plans accounted for 23.7%.

Capitalization

In capitalization, we reached 15.9 million certificates in force in June 2015, posting a 12.5% increase when compared to the same period in the previous year. Technical provision for capitalization reached R$3.1 billion at June 30, 2015, and collections of capitalization certificates reached R$1.3 billion from January to June 2015, a 12.7% increase from the same period in the previous year.

Sales of capitalization certificates to account holders in digital channels increased by 9.6% from the same period in the previous year, and noteworthy was the 17.7% increase in sales through ATMs.

4.6) Stock Market

Market value - at June 30, 2015, Itaú Unibanco was ranked the second largest bank in Brazil based the market value (R$ 186.7 billion), and the first among financial institutions, according to Bloomberg ranking.

Volume of transactions - the daily average volume of transactions of our shares on BM&FBOVESPA from January to June 2015 was 27.9 thousand per session, 20.6% higher than in the previous year, with an average volume of R$ 16.9 thousand per transaction. On Ibovespa the daily average volume of transactions increased 1.6% and the average volume per transaction was R$7.6 thousand. On NYSE, the daily average volume of transactions of ITUB was 35.6 thousand per session, 14.8% higher than the total from January to June 2014, with an average trading volume of R$14.0 thousand per transaction.

From January to June 2015, the total financial volume of stocks traded on BM&FBOVESPA was R$61.7 billion, 32.1% higher than in the same period in 2014. Of this total, 93.5% was traded in the spot market.

Considering all companies on BM&FBOVESPA, the growth of total financial volume was 5.2% in the period. On NYSE, total financial volume of ITUB traded was R$61.7 billion, up 34.7% from the total for the first half of 2014.

Relations with the market

We held 20 out of the 22 presentations of the Association of Capital Market Analysts and Investment Professionals (APIMEC) scheduled for this year in Brazil, attended by 1,950 participants, thus strengthening our relationship with shareholders, analysts and investors in capital markets. All stakeholders are invited to the next APIMEC meetings in São Paulo, to be held on August 20, and in Fortaleza, on November 19.

IR Magazine Awards Brazil 2015 – promoted by IR Magazine and the Brazilian Institute of Investor Relations (IBRI), the awards elect, by means of an independent survey by the Getúlio Vargas Foundation (FGV) of portfolio managers and investment analysts, the Brazilian companies with the best practices in Investor Relations. This year, we have been acknowledged in three categories:

•	Best Investor Relations in the Financial Sector;
•	Best Use of Technology (largecap);
•	Best Annual Report.

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The table below shows the main market indicators at June 30, 2015:

		R$	%
Shares	June 30, 2015	June 30, 2014	Change
Recurring net income per share(1)	1.99	1.58	25.7
Net income per share(1)	1.95	1.55	25.8
Book value per share(1)	16.80	14.30	17.5
Number of outstanding shares (in millions)(2)(3)(4)	5,994.1	6,014.5	(0.3)
Dividends/Interest on capital, net per share	0.4291	0.3667	17.0
Price of preferred share (ITUB4)(5)	31.15	29.01	7.4
Price of common share (ITUB3)(5)	29.72	27.47	8.2
Price of preferred share (PN)(4)(5)/Net income per share (annualized)	7.99	9.36	(14.6)
Price of preferred share (PN)(4)(5)/Stockholders’ equity per share	1.85	2.03	(8.9)
Market value (in billions) (6)(7)	186.7	174.5	7.0

(1) Calculated based on the weighted average of the number of shares;

(2) Adjusted by bonus carried out on July 17, 2015;

(3) Disregarding the bonus carried out on July 17, 2015, total outstanding shares would be 5,449,139,189 on June 30, 2015;

(4) For better comparability, outstanding shares in the period of June 30, 2014 were adjusted by the bonus shares.

(5) Based on the average quotation on the last day of the period;

(6) Calculated based on the average quotation of preferred shares on the last day of the period (quotation of average PN multiplied by the number of outstanding shares at the end of the period);

(7) Considering the closing quotation of common and preferred (ON and PN) shares multiplied by total outstanding shares of each type of shares, the market value reached R$183.7 billion on June 30, 2015 and R$170.2 billion on June 30, 2014, resulting a variation of 7.9%.

5)	PEOPLE

We had 92.0 thousand employees at the end of the first half of 2015, including approximately 6.9 thousand employees in foreign units. The employees’ fixed compensation plus charges and benefits totaled R$ 6.1 billion in the first half of the year, a 10.5% increase from the same period in the previous year.

In the first half of 2015, we were elected for the fourth time in a row as one of the 35 Best Companies to Start a Career, and among the companies included in the ranking for this year we were the one that hired the youngest people. The survey was conducted by Você S/A in partnership with Cia. de Talentos and Fundação Instituto de Administração (FIA).

6)	SUSTAINABILITY

In February 2015, the Policy on Sustainability and Social and Environmental Responsibility was published based on the criteria established by BACEN Resolution No. 4,327. In compliance with this policy, social and environmental risks are analyzed based on the characteristics, needs, risk exposure and particularities of each business front.

Webserie about the Responsible Use of Money – In January 2015, we launched a webserie about the Responsible Use of Money to promote the development of financial education in society. It had 16.5 thousand views during the campaign period.

7)	PRIVATE SOCIAL INVESTMENT

“Cubo” – In the first half of 2015, we entered into a partnership with Redpointe.ventures to create “Cubo”, a tech hub for entrepreneurship to stimulate the startup market by offering high-quality structure, relationship and entrepreneurial education content.

Cubo’s proposal is to assist a careful selection of startups offering technology solutions relevant for the target market with a great capacity to change society.

“Jovem de Futuro” (Youth of the Future) - Instituto Unibanco is one of the institutions responsible for the private social investment of the Itaú Unibanco group and acts to improve the quality of Brazilian public education by focusing on high schools.

Believing that high-quality educational methods can significantly impact on results of schools and students' learning, the institution develops educational technology and methodologies, invests in the qualification of education professionals and provides technical support to State Education Departments and schools under the Jovem de Futuro program, created in 2007.

In the first half of 2015, Instituto Unibanco invested in school management qualification for about 1,500 education professionals in the States of Ceará, Goiás, Pará and Piauí.

Espaço Olavo Setubal (Olavo Setubal space) – Aiming at democratizing and promoting social participation through culture, Instituto Itaú Cultural opened the Espaço Olavo Setubal in the first half of 2015. Housed in a two-story area of Itaú Cultural, in São Paulo, the permanent exhibition shows pieces from two specific series in the largest art collection owned by a private company in Latin America: “Brasiliana Itaú” and “Itaú Numismatics”.

Itaú Cultural is also showing six large exhibitions and 216 free events, including plays, music shows, dance performances, film exhibitions, dialogues, meetings, classes and lectures.

Fundação Itaú Social– Operating across the entire Brazilian territory, Fundação Itaú Social is focused on developing and disseminating social technologies to improve public education. Its programs are always developed in partnership with governments, companies and non-governmental organizations. These include:

•	“Olimpíada de Língua Portuguesa Escrevendo o Futuro” (Portuguese Language Olympiad – Writing the Future)
•	Itaú Criança (Itaú Child)
•	Itaú-Unicef Award

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2015	72

8)	AWARDS AND RECOGNITION

We received significant recognition in the first half of 2015, which contributed to the strengthening of our reputation. Below is a list of awards received by the bank in the period:

Brazilian Consumer Satisfaction Index (ACSI – American Customer Satisfaction Index)	In April 2015, the Communications and Arts Faculty of the University of São Paulo (USP) disclosed the outcome of the 2014 Brazilian Consumer Satisfaction Index (BCSI) survey. In the consumers’ opinion, we were the most reputable bank Among retail banks. This assessment was conducted based on the ACSI (American Customer Satisfaction Index) method, used in the U.S. for over 21 years, which is applied in over 15 countries.
Efinance (Executivos Financeiros Magazine)	In June 2015, we received the Efinance award in the “Mainframe” category, with the “Credit Quality” case. This award highlights the most innovative solutions, implementations and applications in the IT and Telecom area of financial institutions.
ABEMD Award (ABEMD, the Brazilian Direct Marketing Association)	In June 2015 we won the gold trophy in the “BtoE - Program” category, with the “Campeonato Craques Itaú Unibanco” (Itaú Unibanco talent championship) case. In its 21st edition, the ABEMD award acknowledges the Best direct marketing initiatives in terms of Creation, Strategy and Results.
“Conciliar é Legal” award (Brazilian Justice Council (CNJ))	In May 2015, we won the “Conciliar é Legal” (conciliation is legally cool) from the Brazilian Justice Council (CNJ), in the Civil Society category. This initiative is in its 5th year, acknowledging the good practices of companies, government bodies and universities to adopt alternative methods to settle judicial conflicts throughout Brazil. Our project consisted of a new litigation management model, designed by our Legal department, focused on reducing the number of lawsuits and strengthening the dialogue with consumers.

9)	REGULATION

9.1) INDEPENDENT AUDITORS – CVM Instruction No. 381

Procedures adopted by the Company

The policy adopted by us, including our subsidiaries and parent company, to engage non-audit related services from our independent auditors is based on the applicable regulations and internationally accepted principles that preserve the auditor’s independence. These principles include the following: (a) an auditor cannot audit his or her own work, (b) an auditor cannot function in the role of management in companies where he or she provides external audit services; and (c) an auditor cannot promote the interests of its client.

During the period from January to June 2015, no independent auditors or related parties provided non-audit related services in excess of 5% of total external audit fees.

According to CVM Instruction No. 381, we list below the services engaged and the relevant dates:

•	January 21, February 11, March 23 and May 26 – acquisition of research and technical materials.

Independent Auditors’ Justification - PricewaterhouseCoopers

The provision of the above described non-audit related professional services does not affect the independence or the objectivity of the external audit of the Itaú Unibanco, parent company or its subsidiary/affiliated companies. The policy adopted for providing non-audit related services to Itaú Unibanco is based on principles that preserve the independence of Independent Auditors, all of which were considered in the provision of the referred services, including the approval by the Audit Committee.

9.2) BACEN – Circular No. 3,068/01

We hereby represent that we have the financial capacity and the intention to hold to maturity securities classified under the line “held-to-maturity securities” in the balance sheet, in the amount of R$ 39.1 billion, corresponding to 11.7% of total securities held in June 2015.

9.3) International Financial Reporting Standards (IFRS)

We disclosed the consolidated financial statements in accordance with IFRS on the same date as this publication, pursuant to CVM/SEP Circular Letter No. 01/13. The complete financial statements are available on the Investor Relations website of Itaú Unibanco (www.itau.com.br/investor-relations > Financial Information).

10) ACKNOWLEDGEMENTS

We thank our employees for their determination and skills which have been essential to reaching consistent and differentiated results, and our shareholders and clients for their trust.

(Approved at the Board of Directors' Meeting of August 3, 2015).

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2015	73

ITAÚ UNIBANCO HOLDING S.A.

BOARD OF DIRECTORS	EXECUTIVE BOARD
Chairman	Chief Executive Officer
Pedro Moreira Salles	Roberto Egydio Setubal

Chief Executive Officer
Vice-Chairmen	Candido Botelho Bracher
Alfredo Egydio Arruda Villela Filho	Márcio de Andrade Schettini
Roberto Egydio Setubal	Marco Ambrogio Crespi Bonomi

Members	Executive Vice-Presidents
Alfredo Egydio Setubal	Claudia Politanski
Candido Botelho Bracher	Eduardo Mazzilli de Vassimon
Demosthenes Madureira de Pinho Neto
Fábio Colletti Barbosa
Gustavo Jorge Laboissière Loyola
Henri Penchas	Executive Directors
Nildemar Secches	Alexsandro Broedel Lopes
Pedro Luiz Bodin de Moraes	Leila Cristiane Barboza Braga de Melo
Ricardo Villela Marino	Paulo Sergio Miron

AUDIT COMMITTEE
Chairman	Directors
Geraldo Travaglia Filho	Adriano Cabral Volpini
Álvaro Felipe Rizzi Rodrigues
Cláudio José Coutinho Arromatte
Members	Eduardo Hiroyuki Miyaki
Antônio Francisco de Lima Neto	Emerson Macedo Bortoloto
Diego Fresco Gutierrez	José Virgilio Vita Neto
Luiz Alberto Fiore	Marcelo Kopel (*)
Maria Helena dos Santos Fernandes de Santana	Matias Granata
Sergio Darcy da Silva Alves	Rodrigo Luis Rosa Couto
Wagner Bettini Sanches

FISCAL COUNCIL
President
Iran Siqueira Lima	(*) Investor Relations Director.

Members
Alberto Sozin Furuguem
Luiz Alberto de Castro Falleiros

Accountant
Reginaldo José Camilo
CRC-1SP – 114.497/O-9

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2015	74

ITAÚ UNIBANCO S.A.

Chief Executive Officer	Directors (continued)
Candido Botelho Bracher	Fernando Julião de Souza Amaral
Márcio de Andrade Schettini	Fernando Mattar Beyruti
Marco Ambrogio Crespi Bonomi	Flávio Delfino Júnior
Francisco Vieira Cordeiro Neto
Gabriel Amado de Moura
Executive Vice-Presidents	Gilberto Frussa
Gustavo Trovisco Lopes
Alberto Fernandes	Henrique Pinto Echenique
Caio Ibrahim David	Ilan Goldfajn
Claudia Politanski	João Antonio Dantas Bezerra Leite
Eduardo Mazzilli de Vassimon	João Carlos de Gênova
Jean-Marc Robert Nogueira Baptista Etlin	Jorge Luiz Viegas Ramalho
Ricardo Villela Marino	José Félix Valencia Ríos
José Virgilio Vita Neto
Laila Regina de Oliveira Pena de Antonio
Executive Directors	Leon Gottlieb
Alexsandro Broedel Lopes	Lineu Carlos Ferraz de Andrade
Álvaro de Alvarenga Freire Pimentel	Luís Eduardo Gross Siqueira Cunha
André Luis Texeira Rodrigues	Luís Tadeu Mantovani Sassi
André Sapoznik	Luiz Felipe Monteiro Arcuri Trevisan
Carlos Eduardo Monico	Luiz Fernando Butori Reis Santos
Christian George Egan	Luiz Severiano Ribeiro
Fernando Barçante Tostes Malta	Marcello Siniscalchi
Fernando Marsella Chacon Ruiz	Marcelo Kopel
Flávio Augusto Aguiar de Souza	Marcelo Luis Orticelli
Gustavo Adolfo Funcia Murgel	Marcio Luis Domingues da Silva
João Marcos Pequeno de Biase	Marco Antonio Sudano
Leila Cristiane Barboza Braga de Melo	Marcos Antônio Vaz de Magalhães
Luís Antonio Rodrigues	Marcos Vanderlei Belini Ferreira
Luís Fernando Staub	Mário Lúcio Gurgel Pires
Luiz Eduardo Loureiro Veloso	Matias Granata
Milton Maluhy Filho	Messias dos Santos Esteves
Ricardo Ribeiro Mandacaru Guerra	Osvaldo José Dal Fabbro
Paulo Meirelles de Oliveira Santos
Pedro Barros Barreto Fernandes
Pedro Constantino Campos Donati Jorge
Directors	Renata Helena de Oliveira Tubini
Adilso Martins de Lima	Ricardo Lima Soares
Adriano Cabral Volpini	Ricardo Nuno Delgado Gonçalves
Adriano Maciel Pedroti	Ricardo Orlando
Alberto Zoffmann do Espirito Santo	Ricardo Urquijo Lazcano
Alexandre Enrico Silva Figliolino	Roberto Fernando Vicente
Álvaro Felipe Rizzi Rodrigues	Rodrigo Luís Rosa Couto
André Carvalho Whyte Gailey	Rodrigo Rodrigues Baia
André Ferrari	Rogério Carvalho Braga
André Henrique Caldeira Daré	Rooney Silva
Andréa Matteucci Pinotti Cordeiro	Sergio Guillinet Fajerman
Antonio Carlos Barbosa Ortiz	Thales Ferreira Silva
Atilio Luiz Magila Albiero Junior (*)	Thiago Luiz Charnet Ellero
Carlos Eduardo de Castro	Vanessa Lopes Reisner
Carlos Henrique Donegá Aidar	Wagner Bettini Sanches
Carlos Orestes Vanzo
Cesar Ming Pereira da Silva
Cesar Padovan
Cícero Marcus de Araújo
Cintia Carbonieri Araújo
Claudio César Sanches
Cláudio José Coutinho Arromatte
Cristiane Magalhães Teixeira Portella
Cristiano Rogério Cagne
Cristina Cestari Spada
Edilson Pereira Jardim
Eduardo Cardoso Armonia
Eduardo Corsetti
Elaine Cristina Zanatta Rodrigues Vasquinho
Emerson Savi Junqueira
Fabiana Pascon Bastos
Fabiano Meira Dourado Nunes (*)
Fernando Della Torre Chagas

(*) Elected at the ESM of June 22, 2015 , awaiting approval from BACEN.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2015	75

BANCO ITAÚ BBA S.A.

BOARD OF DIRECTORS

Chairman
Candido Botelho Bracher

Vice-Chairmen
Alberto Fernandes
Jean-Marc Robert Nogueira Baptista Etlin

Members
Álvaro de Alvarenga Freire Pimentel
Christian George Egan
Roderick Sinclair Greenlees

Directors
Alexsandro Broedel Lopes
André Carvalho Whyte Gailey
Carlos Henrique Donegá Aidar
Cristiano Rogério Cagne
Flávio Delfino Júnior
Gabriel Amado de Moura (*)
Gilberto Frussa
João Carlos de Gênova
Marco Antônio Sudano
Rodrigo Luís Rosa Couto (*)
Vanessa Lopes Reisner

(*) Elected at the Meeting of the Board of Directors of June 17, 2015, awaiting approval from BACEN.

ITAÚ SEGUROS S.A.

Chief Executive Officer
Luiz Eduardo Loureiro Veloso

Directors
Adriano Cabral Volpini
Alexsandro Broedel Lopes
Carlos Henrique Donegá Aidar
Cláudio José Coutinho Arromatte
Fernando Barçante Tostes Malta
Henrique Pinto Echenique
Leon Gottlieb

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2015	76

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Balance Sheet (Note 2a)

(In thousands of Reais)

Assets	Note	06/30/2015	06/30/2014
Current assets		853,789,580	795,472,307
Cash and cash equivalents		18,004,808	20,605,328
Interbank investments	4b and 6	191,421,112	164,540,675
Money market		159,166,188	135,065,763
Money market – Assets Guaranteeing Technical Provisions - SUSEP	11b	2,299,767	3,142,402
Interbank deposits		29,955,157	26,332,510
Securities and derivative financial instruments	4c, 4d and 7	228,258,593	210,908,368
Own portfolio		37,300,050	60,298,981
Subject to repurchase commitments		56,173,716	32,949,062
Pledged in guarantee		4,071,385	2,217,802
Securities under resale agreements with free movement		-	6,072
Deposited with the Central Bank		4,523,388	11,248,985
Derivative financial instruments		13,049,880	8,050,337
Assets guaranteeing technical provisions - PGBL / VGBL fund quotas	11b	106,431,575	88,804,684
Assets guaranteeing technical provisions – other securities	11b	6,708,599	7,332,445
Interbank accounts		64,008,457	86,153,027
Pending settlement		3,803,746	6,032,100
Central Bank deposits		60,156,620	80,042,642
National Housing System (SFH)		3,563	2,706
Correspondents		44,528	75,579
Interbranch accounts		147,653	118,936
Loan, lease and other credit operations	8	231,054,009	216,765,645
Operations with credit granting characteristics	4e	246,937,897	230,268,331
(Allowance for loan losses)	4f	(15,883,888)	(13,502,686)
Other receivables		118,394,759	92,195,078
Foreign exchange portfolio	9	64,820,551	32,469,330
Income receivable		2,274,980	1,680,278
Transactions with credit card issuers	4e	22,876,344	20,247,829
Receivables from insurance and reinsurance operations	4m I and 11b	1,448,913	4,681,832
Negotiation and intermediation of securities		4,798,136	2,664,766
Sundry	13a	22,175,835	30,451,043
Other assets	4g	2,500,189	4,185,250
Assets held for sale		446,440	188,391
(Valuation allowance)		(75,261)	(56,458)
Unearned premiums of reinsurance	4m I	6,818	765,746
Prepaid expenses	4g and 13b	2,122,192	3,287,571
Long-term receivables		356,901,236	298,971,876
Interbank investments	4b and 6	1,011,564	1,047,228
Money market		-	353,780
Interbank deposits		1,011,564	693,448
Securities and derivative financial instruments	4c, 4d and 7	106,468,850	80,389,061
Own portfolio		74,181,725	51,920,297
Subject to repurchase commitments		15,418,759	18,252,308
Pledged in guarantee		813,035	604,308
Deposited with the Central Bank		3,231,750	-
Derivative financial instruments		7,623,749	4,099,105
Assets guaranteeing technical provisions – other securities	11b	5,199,832	5,513,043
Interbank accounts - National Housing System (SFH)		494,629	743,002
Loan, lease and other credit operations	8	198,277,800	173,615,837
Operations with credit granting characteristics	4e	210,525,343	184,659,692
(Allowance for loan losses)	4f	(12,247,543)	(11,043,855)
Other receivables		49,164,653	41,764,037
Foreign exchange portfolio	9	1,053,984	1,747,604
Sundry	13a	48,110,669	40,016,433
Other assets	4g	1,483,740	1,412,711
Unearned premiums of reinsurance	4m I	2,707	302,657
Prepaid expenses	4g and 13b	1,481,033	1,110,054
Permanent assets		19,819,431	17,487,680
Investments	4h and 15a Il	3,610,014	3,232,884
Investments in affiliates and jointly controlled entities		3,180,454	2,957,508
Other investments		638,477	486,849
(Allowance for losses)		(208,917)	(211,473)
Real estate in use	4i and 15b l	7,378,907	6,770,985
Real estate in use		4,147,943	4,117,009
Other fixed assets		11,994,332	10,813,107
(Accumulated depreciation)		(8,763,368)	(8,159,131)
Goodwill	4j and 15b ll	212,738	1,841,039
Intangible assets	4k and 15b lll	8,617,772	5,642,772
Acquisition of rights to credit payroll		1,052,781	1,117,447
Other intangible assets		10,389,968	6,557,410
(Accumulated amortization)		(2,824,977)	(2,032,085)
Total assets		1,230,510,247	1,111,931,863

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2015	77

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Balance Sheet (Note 2a)

(In thousands of Reais)

Liabilities	Note	06/30/2015	06/30/2014
Current liabilities		666,149,420	590,312,522
Deposits	4b and 10b	222,893,397	218,744,609
Demand deposits		50,540,410	44,847,485
Savings deposits		113,974,326	110,840,114
Interbank deposits		26,424,029	3,714,887
Time deposits		31,954,632	59,342,123
Deposits received under securities repurchase agreements	4b and 10c	173,048,327	161,278,821
Own portfolio		96,357,426	77,410,435
Third-party portfolio		71,371,208	81,088,165
Free portfolio		5,319,693	2,780,221
Funds from acceptances and issuance of securities	4b and 10d	27,361,597	23,815,410
Real estate, mortgage, credit and similar notes		20,330,536	19,743,038
Foreign borrowings through securities		5,927,759	3,102,446
Structured Operations Certificates		1,103,302	969,926
Interbank accounts		5,184,750	7,836,943
Pending settlement		3,407,911	5,204,188
Correspondents		1,776,839	2,632,755
Interbranch accounts		5,263,111	5,586,869
Third-party funds in transit		5,224,756	5,519,319
Internal transfer of funds		38,355	67,550
Borrowings and onlending	4b and 10e	47,613,025	34,538,031
Borrowings		33,700,414	21,973,152
Onlending		13,912,611	12,564,879
Derivative financial instruments	4d and 7g	11,015,909	5,436,319
Technical provision for insurance, pension plan and capitalization	4m II and 11a	8,378,204	12,048,757
Other liabilities		165,391,100	121,026,763
Collection and payment of taxes and contributions		4,439,883	5,126,902
Foreign exchange portfolio	9	65,344,613	33,441,370
Social and statutory	16b II	4,423,701	3,406,977
Tax and social security contributions	4n, 4o and 14c	5,424,886	6,879,959
Negotiation and intermediation of securities		7,515,203	4,562,210
Credit card operations	4e	51,010,784	48,148,145
Subordinated debt	10f	7,064,769	2,770,694
Sundry	13c	20,167,261	16,690,506
Long-term liabilities		460,380,616	432,494,597
Deposits	4b and 10b	57,549,925	58,602,224
Interbank deposits		590,136	347,151
Time deposits		56,959,789	58,255,073
Deposits received under securities repurchase agreements	4b and 10c	132,251,841	132,063,520
Own portfolio		107,452,613	102,665,024
Free portfolio		24,799,228	29,398,496
Funds from acceptances and issuance of securities	4b and 10d	24,812,940	21,476,276
Real estate, mortgage, credit and similar notes		7,280,080	10,180,339
Foreign borrowings through securities		15,228,519	10,785,795
Structured Operations Certificates		2,304,341	510,142
Borrowings and onlending	4b and 10e	44,525,046	42,510,144
Borrowings		15,816,787	11,556,910
Onlending		28,708,259	30,953,234
Derivative financial instruments	4d and 7g	12,896,232	6,471,991
Technical provision for insurance, pension plan and capitalization	4m II and 11a	113,274,278	96,401,627
Other liabilities		75,070,354	74,968,815
Foreign exchange portfolio	9	1,084,134	1,729,833
Tax and social security contributions	4n, 4o and 14c	7,259,013	10,553,102
Subordinated debt	10f	52,163,581	49,349,246
Sundry	13c	14,563,626	13,336,634
Deferred income	4p	1,499,368	1,162,923
Minority interest in subsidiaries	16e	1,770,261	1,975,051
Stockholders' equity	16	100,710,582	85,986,770
Capital		85,148,000	75,000,000
Capital reserves		1,331,243	866,514
Revenue reserves		16,639,773	12,940,109
Asset valuation adjustment	4c, 4d and 7d	(66,308)	(1,274,814)
(Treasury shares)		(2,342,126)	(1,545,039)
Total liabilities and stockholders' equity		1,230,510,247	1,111,931,863

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2015	78

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Income (Note 2a)

(In thousands of Reais)

	Note	01/01 to 06/30/2015	01/01 to 06/30/2014
Income from financial operations		76,867,046	55,079,608
Loan, lease and other credit operations		38,643,130	31,442,018
Securities and derivative financial instruments		29,754,009	15,249,692
Financial income from insurance, pension plan and capitalization operations	11c	6,434,451	4,707,942
Foreign exchange operations		(631,517)	489,400
Compulsory deposits		2,666,973	3,190,556
Expenses of financial operations		(49,721,716)	(27,820,542)
Money market		(32,694,789)	(23,595,696)
Financial expenses on technical provisions for insurance, pension plan and capitalization	11c	(5,968,736)	(4,302,411)
Borrowings and onlending		(11,058,191)	77,565
Income from financial operations before loan and losses		27,145,330	27,259,066
Result of allowance for loan losses	8d I	(8,780,636)	(6,375,036)
Expenses for allowance for loan losses		(10,973,975)	(8,696,371)
Income from recovery of credits written off as loss		2,193,339	2,321,335
Gross income from financial operations		18,364,694	20,884,030
Other operating revenues (expenses)		(5,774,855)	(6,022,567)
Banking service fees	13d	10,131,840	9,121,766
Income from bank charges	13e	4,800,537	4,187,874
Result from insurance, pension plan and capitalization operations	11c	1,987,717	1,880,103
Personnel expenses	13f	(8,702,157)	(7,948,973)
Other administrative expenses	13g	(8,192,734)	(7,831,157)
Tax expenses	4o and 14a II	(2,936,743)	(2,725,452)
Equity in earnings of affiliates, jointly controlled entities and other investments	15a lll	298,668	251,130
Other operating revenues	13h	480,389	86,690
Other operating expenses	13i	(3,642,372)	(3,044,548)
Operating income		12,589,839	14,861,463
Non-operating income	2c	21,879	(25,333)
Income before taxes on income and profit sharing		12,611,718	14,836,130
Income tax and social contribution	4o and 14a I	(602,579)	(5,237,590)
Due on operations for the period		(4,474,535)	(5,186,378)
Related to temporary differences		3,871,956	(51,212)
Profit sharing – Management Members - Statutory - Law No. 6,404 of 12/15/1976		(107,385)	(138,380)
Minority interest in subsidiaries	16e	(184,866)	(142,232)
Net income		11,716,888	9,317,928
Weighted average of the number of outstanding shares	16a	6,012,124,077	6,011,079,492
Net income per share – R$		1.95	1.55
Book value per share - R$ (outstanding at 06/30)		16.80	14.30

Supplementary information

Exclusion of nonrecurring effects	2a and 22k	225,354	183,817
Net income without nonrecurring effects		11,942,242	9,501,745
Net income per share – R$		1.99	1.58

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2015	79

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Cash Flows

(In thousands of Reais)

	Note	01/01 to 06/30/2015	01/01 to 06/30/2014
Adjusted net income		25,768,346	29,430,160
Net income		11,716,888	9,317,928
Adjustments to net income:		14,051,458	20,112,232
Granted options recognized and share-based payment – variable compensation		(24,085)	103,162
Adjustment to market value of securities and derivative financial instruments (assets / liabilities)	7h	(241,076)	(1,490,460)
Effects of changes in exchange rates on cash and cash equivalents		(3,229,128)	3,489,113
Allowance for loan losses		10,973,975	8,696,371
Interest and foreign exchange expense from operations with subordinated debt		6,483,262	2,064,810
Financial expenses on technical provisions for pension plan and capitalization		5,968,736	4,302,411
Depreciation and amortization	15b	1,383,947	1,323,692
Interest expense from provision for contingent and legal liabilities	12b	755,327	505,487
Provision for contingent and legal liabilities	12b	1,580,010	1,845,183
Interest income from escrow deposits	12b	(81,438)	(202,498)
Deferred taxes		1,021,488	51,212
Equity in earnings of affiliates, jointly controlled entities and other investments	15a lll	(298,668)	(251,130)
Interest and foreign exchange income from available-for-sale securities		(7,476,296)	(383,331)
Interest and foreign exchange income from held-to-maturity securities		(3,575,051)	(372,769)
(Gain) loss from sale of available-for-sale financial assets	7i	675,728	126,129
(Gain) loss from sale of investments		3,425	11,449
(Gain) loss from sale of foreclosed assets		20,243	11,800
(Gain) loss from sale of fixed assets		14,331	28,187
Minority interest		184,866	142,232
Other		(88,138)	111,181
Change in assets and liabilities		(52,668,288)	(13,042,339)
(Increase) decrease in assets		(23,189,394)	(16,994,247)
Interbank investments		7,015,191	(568,945)
Securities and derivative financial instruments (assets / liabilities)		(20,919,080)	3,083,427
Compulsory deposits with the Central Bank of Brazil		2,949,694	(3,032,361)
Interbank and interbranch accounts (assets / liabilities)		1,396,856	2,423,680
Loan, lease and other credit operations		(15,737,123)	(13,256,858)
Other receivables and other assets		2,841,584	(4,705,353)
Foreign exchange portfolio and negotiation and intermediation of securities (assets / liabilities)		(736,516)	(937,837)
(Decrease) increase in liabilities		(29,478,894)	3,951,908
Deposits		(14,329,926)	2,963,371
Deposits received under securities repurchase agreements		(19,712,939)	1,163,164
Funds for issuance of securities		4,424,833	(964,704)
Borrowings and onlending		3,361,603	394,873
Credit card operations (assets / liabilities)		(6,182,065)	(3,713,929)
Technical provision for insurance, pension plan and capitalization		2,946,360	2,485,216
Collection and payment of taxes and contributions		4,213,874	4,921,922
Other liabilities		(215,007)	1,485,996
Deferred income		76,651	37,469
Payment of income tax and social contribution		(4,062,278)	(4,821,470)
Net cash provided by (used in) operating activities		(26,899,942)	16,387,821
Interest on capital / dividends received from affiliated companies		173,205	244,201
Funds received from sale of available-for-sale securities		7,958,499	43,372,130
Funds received from redemption of held-to-maturity securities		1,493,658	1,258,671
Disposal of assets not for own use		39,852	14,715
Disposal of investments		2,715	202,168
Cash and cash equivalents net assets and liabilities due from BMG Seguradora acquisition	2c	-	(87,166)
Sale of fixed assets		9,042	9,892
Termination of intangible asset agreements		37,516	190,158
Purchase of available-for-sale securities		(3,881,687)	(29,364,692)
Purchase of held-to-maturity securities		(2,563,397)	(8,090,760)
Purchase of investments		(7,019)	(53,091)
Purchase of fixed assets	15b	(619,088)	(1,164,364)
Purchase of intangible assets	15b	(547,777)	(562,394)
Net cash provided by (used in) invesment activities		2,095,519	5,969,468
Increase in subordinated debt		-	194,871
Decrease in subordinated debt		(1,823,847)	(5,778,803)
Change in minority interest	16e	(772,822)	(67,064)
Granting of stock options		275,431	235,323
Purchase of treasury shares		(1,247,150)	-
Dividends and interest on capital paid to minority interests		(56,510)	(3,572)
Dividends and interest on capital paid		(4,702,721)	(4,053,394)
Net cash provided by (used in) financing activities		(8,327,619)	(9,472,639)

Net increase (decrease) in cash and cash equivalents		(33,132,042)	12,884,650

Cash and cash equivalents at the beginning of the period		87,831,981	45,802,194
Effects of changes in exchange rates on cash and cash equivalents		3,229,128	(3,489,113)
Cash and cash equivalents at the end of the period	4a and 5	57,929,067	55,197,731

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2015	80

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Added Value

(In thousands of Reais)

	Note	01/01 to 06/30/2015		01/01 to 06/30/2014
Income		85,508,772		65,274,239
Financial operations		76,867,046		55,079,608
Banking services		14,932,377		13,309,640
Result from insurance, pension plan and capitalization operations		1,987,717		1,880,103
Result of loan losses	8d	(8,780,636)		(6,375,036)
Other		502,268		1,379,924
Expenses		(53,364,088)		(30,865,090)
Financial operations		(49,721,716)		(27,820,542)
Other		(3,642,372)		(3,044,548)
Inputs purchased from third parties		(6,467,799)		(6,230,623)
Materials, energy and others	13g	(201,785)		(160,212)
Third-party services	13g	(1,869,339)		(1,976,517)
Other		(4,396,675)		(4,093,894)
Data processing and telecommunications	13g	(1,925,069)		(1,878,355)
Advertising, promotions and publication	13g	(479,425)		(463,787)
Installations		(687,583)		(606,293)
Transportation	13g	(199,361)		(211,342)
Security	13g	(331,193)		(309,875)
Travel expenses	13g	(104,177)		(94,093)
Other		(669,867)		(530,149)
Gross added value		25,676,885		28,178,526
Depreciation and amortization	13g	(1,084,380)		(1,013,526)
Net added value produced by the company		24,592,505		27,165,000
Added value received from transfer	15a lll	298,668		251,130
Total added value to be distributed		24,891,173		27,416,130
Distribution of added value		24,891,173		27,416,130
Personnel		7,879,903	31.7%	7,239,325	26.4%
Compensation		6,263,339	25.2%	5,791,411	21.1%
Benefits		1,235,575	5.0%	1,109,032	4.0%
FGTS – government severance pay fund		380,989	1.5%	338,882	1.2%
Taxes, fees and contributions		4,468,961	18.0%	10,129,637	36.9%
Federal		3,940,259	15.8%	9,655,398	35.2%
State		13,413	0.1%	13,496	0.0%
Municipal		515,289	2.1%	460,743	1.7%
Return on third parties’ assets - Rent		640,555	2.6%	587,008	2.1%
Return on own assets		11,901,754	47.8%	9,460,160	34.5%
Dividends and interest on capital		2,883,340	11.6%	2,026,981	7.4%
Retained earnings (loss) for the period		8,833,548	35.5%	7,290,947	26.6%
Minority interest in retained earnings		184,866	0.7%	142,232	0.5%

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2015	81

ITAÚ UNIBANCO HOLDING S.A.

Balance Sheet

(In thousands of Reais)

Assets	Note	06/30/2015	06/30/2014

Current assets		7,168,852	17,420,689
Cash and cash equivalents		306,142	57,917
Interbank investments	4b and 6	1,747,755	5,928,343
Money market		31,478	36,197
Interbank deposits		1,716,277	5,892,146
Securities and derivative financial instruments	4c, 4d and 7	4,064	11,229,672
Own portfolio		-	11,229,672
Pledged in guarantee		4,064	-
Other receivables		5,102,447	196,961
Income receivable	15a I	4,147,876	43,218
Sundry	13a	954,571	153,743
Other assets – prepaid expenses	4g	8,444	7,796
Long-term receivables		57,862,410	36,347,933
Interbank invesments – interbank deposits	4b and 6	57,458,849	35,848,728
Other receivables - sundry	13a	403,561	499,205
Permanent assets		72,135,387	59,004,658
Investments - Investments in subsidiaries		72,135,337	59,004,569
Real estate in use	4i	50	89
Total assets		137,166,649	112,773,280
Liabilities
Current liabilities		3,267,102	2,200,779
Funds from acceptance and issuance of securities	4b and 10d	-	5,542
Other liabilities		3,267,102	2,195,237
Social and statutory	16b II	2,561,474	1,739,775
Tax and social security contributions	4n, 4o and 14c	301,404	182,259
Subordinated debt	10f	340,948	242,035
Sundry		63,276	31,168
Long-term liabilities		28,033,085	17,633,818
Funds from acceptance and issuance of securities	4b and 10d	3,771,384	500,000
Other liabilities		24,261,701	17,133,818
Tax and social security contributions	4n, 4o and 14c	11,435	4,900
Subordinated debt	10f	24,105,588	17,108,926
Sundry		144,678	19,992
Stockholders' equity	16	105,866,462	92,938,683
Capital		85,148,000	75,000,000
Capital reserves		1,331,243	866,514
Revenue reserves		21,890,585	19,694,145
Asset valuation adjustment	4c and 4d	(161,240)	(1,076,937)
(Treasury shares)		(2,342,126)	(1,545,039)
Total liabilities and stockholders' equity		137,166,649	112,773,280

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2015	82

ITAÚ UNIBANCO HOLDING S.A.

Statement of Income

(In thousands of Reais)

	Note	01/01 to 06/30/2015	01/01 to 06/30/2014
Income from financial operations		2,633,538	2,043,825
Securities and derivative financial instruments		2,633,538	2,043,825
Expenses of financial operations		(783,133)	(541,371)
Money market		(783,133)	(541,371)
Gross income from financial operations		1,850,405	1,502,454
Other operating revenues (expenses)		8,821,168	5,739,944
Personnel expenses		(74,221)	(121,841)
Other administrative expenses		(23,447)	(19,204)
Tax expenses	14a II	(131,501)	(128,499)
Equity in earnings of subsidiaries	15a I	9,096,803	6,040,662
Other operating revenues (expenses)		(46,466)	(31,174)
Operating income		10,671,573	7,242,398
Non-operating income		15,334	16,302
Income before taxes on income and profit sharing		10,686,907	7,258,700
Income tax and social contribution	4o	(65,377)	282,877
Due on operations for the period		(170,354)	(37,712)
Related to temporary differences		104,977	320,589
Profit sharing – Management Members - Statutory - Law No. 6,404 of 12/15/1976		8,734	(4,841)
Net income		10,630,264	7,536,736
Weighted average of the number of outstanding shares	16a	6,012,124,077	6,011,079,492
Net income per share – R$		1.77	1.25
Book value per share - R$ (outstanding at 06/30)		17.66	15.45

Supplementary information

Exclusion of nonrecurring effects	2a and 22k	225,354	183,817
Net income without nonrecurring effects		10,855,618	7,720,553
Net income per share – R$		1.81	1.28

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2015	83

ITAÚ UNIBANCO HOLDING S.A.

Statement of Changes in Stockholders’ Equity (Note 16)

(In thousands of Reais)

	Capital	Capital reserves	Revenue reserves	Asset valuation adjustment (Note 7d)	Retained earnings	(Treasury shares)	Total
Balance at 01/01/2014	60,000,000	870,456	31,748,411	(1,534,691)	-	(1,854,432)	89,229,744
Reserve Capitalization - ESM 04/23/2014	15,000,000	-	(15,000,000)	-	-	-	-
Granting of stock options	-	(107,104)	33,034	-	-	309,393	235,323
Granting of options recognized	-	103,162	-	-	-	-	103,162
Payment of interest on capital on 02/28/2014 – declared after 12/31/2013 - R$ 0.5236 per share	-	-	(2,597,055)	-	-	-	(2,597,055)
Asset valuation adjustments:				-
Change in adjustment to market value	-	-	-	429,370	-	-	429,370
Remeasurements in liabilities of post-employment benefits	-	-	-	28,384	-	-	28,384
Net income	-	-	-	-	7,536,736	-	7,536,736
Appropriations:
Legal reserve	-	-	376,837	-	(376,837)	-	-
Statutory reserves	-	-	4,932,898	-	(4,932,898)	-	-
Dividends and interest on capital	-	-	200,020	-	(2,227,001)	-	(2,026,981)
Balance at 06/30/2014	75,000,000	866,514	19,694,145	(1,076,937)	-	(1,545,039)	92,938,683
Changes in the period	15,000,000	(3,942)	(12,054,266)	457,754	-	309,393	3,708,939
Balance at 01/01/2015	75,000,000	1,315,744	27,224,331	(322,359)	-	(1,327,880)	101,889,836
Reserve Capitalization - ESM 04/29/2015	10,148,000	-	(10,148,000)	-	-	-	-
Purchase of treasury shares	-	-	-	-	-	(1,247,150)	(1,247,150)
Granting of stock options	-	39,584	2,943	-	-	232,904	275,431
Granting of options recognized	-	21,465	-	-	-	-	21,465
Share-based payment – variable compensation	-	(45,550)	-	-	-	-	(45,550)
Payment of interest on capital on 02/26/2015 – declared after 12/31/2014 - R$ 0.5380 per share	-	-	(2,935,613)	-	-	-	(2,935,613)
Asset valuation adjustments:
Change in adjustment to market value	-	-	-	145,943	-	-	145,943
Remeasurements in liabilities of post-employment benefits	-	-	-	15,176	-	-	15,176
Net income	-	-	-	-	10,630,264	-	10,630,264
Appropriations:
Legal reserve	-	-	531,513	-	(531,513)	-	-
Statutory reserves	-	-	7,215,411	-	(7,215,411)	-	-
Dividends and interest on capital	-	-	-	-	(2,883,340)	-	(2,883,340)
Balance at 06/30/2015	85,148,000	1,331,243	21,890,585	(161,240)	-	(2,342,126)	105,866,462
Changes in the period	10,148,000	15,499	(5,333,746)	161,119	-	(1,014,246)	3,976,626

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2015	84

ITAÚ UNIBANCO HOLDING S.A.

Statement of Cash Flows

(In thousands of Reais)

	Note	01/01 to 06/30/2015	01/01 to 06/30/2014
Adjusted net income		5,650,015	1,273,452
Net income		10,630,264	7,536,736
Adjustments to net income:		(4,980,249)	(6,263,284)
Granting of options recognized		(24,085)	103,162
Interest and foreign exchange expense from operations with subordinated debt		4,200,005	(25,797)
Deferred taxes		(104,977)	(320,589)
Equity in earnings of subsidiaries	15a I	(9,096,803)	(6,040,662)
Amortization of goodwill		28,873	28,873
Effects of changes in exchange rates on cash and cash equivalents		16,724	(8,307)
Other		14	36
Change in assets and liabilities		(215,238)	525,947
(Increase) decrease in other receivables and other assets		(19,018)	414,820
(Decrease) increase in other liabilities		(153,110)	111,127
Payment of income tax and social contribution		(43,110)	-
Net cash provided by (used in) operating activities		5,434,777	1,799,399
Interest on capital / dividends received		1,835,182	6,209,445
(Increase) decrease in interbank investments		(17,932,207)	(3,673,331)
(Increase) decrease in securities and derivative financial instruments (assets / liabilities)		13,540,463	712,910
(Purchase) sale of investments		424,177	(217,672)
(Purchase) sale of fixed assets		(2)	-
(Purchase) sale of intangible assets		-	(23)
Net cash provided by (used in) investment activities		(2,132,387)	3,031,329
Increase (decrease) in deposits		-	(106,540)
Decrease in subordinated debt		(684,220)	(1,073,191)
(Increase) decrease in funds for issuance of securities		3,265,842	-
Granting of stock options		275,431	235,323
Purchase of treasury shares		(1,247,150)	-
Dividends and interest on capital paid		(4,702,721)	(4,053,394)
Net cash provided by (used in) financing activities		(3,092,818)	(4,997,802)

Net increase (decrease) in cash and cash equivalents		209,572	(167,074)

Cash and cash equivalents at the beginning of the period		144,772	252,881
Effects of changes in exchange rates on cash and cash equivalents		(16,724)	8,307
Cash and cash equivalents at the end of the period	4a and 5	337,620	94,114

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2015	85

ITAÚ UNIBANCO HOLDING S.A.

Statement of Added Value

(In thousands of Reais)

	Note	01/01 to 06/30/2015	01/01 to 06/30/2014
Income		2,727,033	2,419,829
Financial operations		2,633,538	2,043,825
Other		93,495	376,004
Expenses of financial operations		(830,888)	(573,459)
Financial operations		(783,133)	(541,371)
Other		(47,755)	(32,088)
Inputs purchased from third parties		(23,221)	(18,957)
Third-party services		(15,993)	(11,046)
Advertising, promotions and publication		(828)	(801)
Expenses for financial system services		(2,180)	(2,240)
Other		(4,220)	(4,870)
Gross added value		1,872,924	1,827,413
Deprecitation and amortization		(28,886)	(28,908)
Net added value produced by the company		1,844,038	1,798,505
Added value received from transfer	15a I	9,096,803	6,040,662
Total added value to be distributed		10,940,841	7,839,167
Distribution of added value		10,940,841	7,839,167
Personnel		59,694	124,774
Compensation		58,901	123,976
Benefits		629	653
FGTS – government severance pay fund		164	145
Taxes, fees and contributions		250,657	177,411
Federal		250,636	177,391
Municipal		21	20
Return on third parties’ assets - rent		226	246
Return on own assets		10,630,264	7,536,736
Dividends and interest on capital		2,883,340	2,026,981
Retained earnings (loss) for the period		7,746,924	5,509,755

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2015	86

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Financial Statements

Exercise from January 1 to June 30, 2015 and 2014

(In thousands of Reais)

Note 1 - Operations

Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly-held company which, together with its subsidiaries and affiliated companies, operates in Brazil and abroad, with all types of banking activities, through its commercial, investment, real estate loan, finance and investment credit, and lease portfolios, including foreign exchange operations, and other complementary activities, with emphasis on Insurance, Private Pension Plans, Capitalization, Securities Brokerage and Administration of Credit Cards, Consortia, Investment Funds and Managed Portfolios.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2015	87

Note 2 – Presentation of the financial statements

a)	Presentation of the financial statements

The financial statements of ITAÚ UNIBANCO HOLDING and of its subsidiaries (ITAÚ UNIBANCO HOLDING CONSOLIDATED) have been prepared in accordance with accounting principles established by the Brazilian Corporate Law, including the amendments introduced by Laws No. 11,638, of December 28, 2007, and No. 11,941, of May 27, 2009, in conformity, when applicable, with instructions issued by the Central Bank of Brazil (BACEN), the National Monetary Council (CMN), the Brazilian Securities and Exchange Commission (CVM), the Superintendence of Private Insurance (SUSEP), the National Council of Private Insurance (CNSP) and the National Superintendence of Supplementary Pension – (PREVIC), which include the use of estimates necessary to calculate accounting provisions and valuation of financial assets.

In order to enable the analysis of the net income, the heading “Net income without nonrecurring effects” is presented below the Consolidated Statement of Income, and this effect is highlighted in a heading called “Exclusion of nonrecurring effects” (Note 22k).

As set forth in the sole paragraph of article 7 of BACEN Circular No. 3,068, of November 8, 2001, securities classified as trading securities (Note 4c) are presented in the Balance Sheet under Current Assets regardless of their maturity dates.

Lease Operations are presented, at present value, in the Balance Sheet, and the related income and expenses, which represent the financial result of these operations, are presented, grouped together, under loan, lease and other loan operations in the Statement of Income. Advances on exchange contracts are reclassified from Other Liabilities – Foreign exchange portfolio to Loan Operations. The foreign exchange result is presented on an adjusted basis, with the reclassification of expenses and income, in order to represent exclusively the impact of variations and differences of rates on the balance sheet accounts denominated in foreign currencies.

b)	Consolidation

As set forth in paragraph 1, article 2, of BACEN Circular Letter No. 2,804, of February 11, 1998, the financial statements of ITAÚ UNIBANCO HOLDING CONSOLIDATED comprise the consolidation of its foreign branches and subsidiaries.

Intercompany transactions and intercompany balances and intercompany results have been eliminated on consolidation. The investment funds in which ITAÚ UNIBANCO HOLDING CONSOLIDATED companies are the main beneficiaries or holders of principal obligations are consolidated. The investments in these fund portfolios are classified by type of transaction and were distributed by type of security, in the same categories in which these securities had been originally allocated. The effects of the foreign exchange variation on investments abroad are classified in the heading Securities and Derivative Financial Instruments in the Statement of Income and for subsidiaries which functional currency is equal to that of the parent company and in Asset Valuation Adjustment for subsidiaries which functional currency is different from that of the parent company (Note 4s).

The difference of Net Income and Stockholders’ Equity between ITAÚ UNIBANCO HOLDING and ITAÚ UNIBANCO HOLDING CONSOLIDATED (Note 16d) results from the adoption of different criteria for the amortization of goodwill originated on the purchase of investments and from the recording of transactions with minority stockholders where there is no change of control (Note 4q), net of the respective deferred tax assets.

In ITAÚ UNIBANCO HOLDING, the goodwill recorded in subsidiaries, mainly originated from the ITAÚ UNIBANCO merger and acquisition by minority stockholders of REDE, is being amortized based on the expected future profitability and appraisal reports, or upon realization of the investment, according to the rules and guidance of CMN and BACEN.

In ITAÚ UNIBANCO HOLDING CONSOLIDATED, from January 1, 2010, the goodwill originated from the purchase of investments is no longer fully amortized in the consolidated financial statements (Note 4j). By December 31, 2009, goodwill generated had been fully amortized in the periods investments were made.

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The consolidated financial statements comprise ITAÚ UNIBANCO HOLDING and its direct and indirect subsidiaries. We present below the main companies which together represent over 95.0% of total consolidated assets:

		Country of		Interest in voting capital at		Interest in total capital at
		Incorporation	Activity	06/30/2015	06/30/2014	06/30/2015	06/30/2014
Banco Credicard S.A.	(1)	Brazil	Financial institution	-	100.00%	-	100.00%
Banco Itaú Argentina S.A.		Argentina	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú BBA S.A.		Brazil	Financial institution	99.99%	99.99%	99.99%	99.99%
Banco Itaú Chile		Chile	Financial institution	99.99%	99.99%	99.99%	99.99%
Banco Itaú BMG Consignado S.A	(Note 2c)	Brazil	Financial institution	60.00%	70.00%	60.00%	70.00%
Banco Itaú Paraguay S.A.		Paraguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Suisse S.A.		Switzerland	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Uruguay S.A.		Uruguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaucard S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itauleasing S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Cia. Itaú de Capitalização		Brazil	Capitalization	100.00%	100.00%	100.00%	100.00%
Dibens Leasing S.A. - Arrendamento Mercantil		Brazil	Leasing	100.00%	100.00%	100.00%	100.00%
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento		Brazil	Consumer Finance Credit	50.00%	50.00%	50.00%	50.00%
Hipercard Banco Múltiplo S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau Bank, Ltd.		Cayman Islands	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA Colombia S.A. Corporación Financiera		Colombia	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú BBA International PLC		United Kingdom	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú BBA USA Securities Inc.		United States	Broker	100.00%	100.00%	100.00%	100.00%
Itaú BMG Seguradora S.A.	(Note 2c)	Brazil	Insurance	60.00%	70.00%	60.00%	70.00%
Itaú Corretora de Valores S.A.		Brazil	Broker	100.00%	100.00%	100.00%	100.00%
Itaú Seguros S.A.		Brazil	Insurance	100.00%	100.00%	100.00%	100.00%
Itaú Unibanco Financeira S.A. - Crédito, Financiamento e Investimento	(2)	Brazil	Consumer Finance Credit	-	100.00%	-	100.00%
Itaú Unibanco S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú Vida e Previdência S.A.		Brazil	Pension Plan	100.00%	100.00%	100.00%	100.00%
Luizacred S.A. Soc. Cred. Financiamento Investimento		Brazil	Consumer Finance Credit	50.00%	50.00%	50.00%	50.00%
Redecard S.A. - REDE		Brazil	Acquirer	100.00%	100.00%	100.00%	100.00%

(1) Company merged in 08/31/2014 by Banco Itaucard S.A.

(2) Company merged in 01/31/2015 into Itaú Unibanco S.A. and Itaú BBA Participações S.A.

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c)	Business development

Association agreement with Banco BMG S.A.

On July 9, 2012, ITAÚ UNIBANCO HOLDING entered into an Association Agreement with Banco BMG S.A. ("BMG"), aiming at the offering, distribution and commercialization of payroll debit loans through the incorporation of a financial institution, the Banco Itaú BMG Consignado S.A. (“Itaú BMG Consignado”). After obtaining the previous approval required for starting operations, issued by the Administrative Council for Economic Defense (CADE) on October 17, 2012, the final documents were signed on December 13, 2012 and Banco BMG has been a stockholder of Itaú BMG Consignado since January 7, 2013. The completion of the operation was subject to the approval of the Central Bank of Brazil, which was obtained on April 18, 2013.

As a result of this transaction stockholders’ equity attributed to non-controlling stockholders increased by R$ 303,177 at the base date of 2013.

On April 29, 2014, an agreement was entered into to establish the combination of payroll loan business of BMG and Itaú BMG Consignado, which was concentrated in Itaú BMG Consignado. In reciprocity for this business combination, on July 25, 2014, a capital increase of Itaú BMG Consignado was carried out, fully subscribed and paid in by BMG in the amount of R$ 181,086. The possibility of this combination was already set forth in the investment agreement of December 13, 2012, which governs the association. After this capital increase, ITAÚ UNIBANCO HOLDING will hold a sixty per cent (60.0%) interest in the total and voting capital of Itaú BMG Consignado and BMG will hold the remaining forty per cent (40.0%).

Accordingly, as from July 25, 2014 and throughout the period of the Association, Itaú BMG Consignado is the exclusive vehicle of BMG and its controlling shareholders for the offer, in the Brazilian territory, of payroll loans, provided that certain exceptions are observed for a maximum period of six (6) months counted from the date on which the capital of Itaú BMG Consignado is increased.

This transaction had no significant accounting effects on the results of ITAÚ UNIBANCO HOLDING, which continued to consolidate Itaú BMG Consignado in its financial statements.

Credicard

On May 14, 2013, Itaú Unibanco Holding, signed with Banco Citibank, a Share and Quotas Purchase Agreement for the acquisition of Banco Credicard and Credicard Promotora de Vendas, including “Credicard” brand, for the amount of R$ 2,948,410 (monetarily adjusted). The completion of this transaction was pending approval by the Central Bank of Brazil, which was obtained on December 12, 2013 and settled on December 20, 2013.

Banco Credicard and Credicard Promotora de Vendas are the entities responsible for the supply and distribution of financial products and services under the “Credicard” brand, principally personal loans and credit cards. In view of this transaction, ITAÚ UNIBANCO HOLDING consolidated Banco Credicard and Credicard Promotora de Vendas in the consolidated financial statements from December, 2013 to August 31, 2014. Banco Credicard merged with Banco Itaucard S.A. on August 31,2014.

The allocation of the difference between the amount paid and the allocation of net assets at fair value led to the recognition of goodwill based on expected future profitability, in the amount of R$ 1,863 million, and other intangible assets.

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BMG Seguradora S.A.

On June 25, 2013, ITAÚ UNIBANCO HOLDING, through Banco Itaú BMG Consignado S.A. (“Itaú BMG Consignado”), which is an entity indirectly controlled by ITAÚ UNIBANCO HOLDING signed a Share Purchase Agreement with controlling shareholders of Banco BMG S.A. (“Sellers”) whereby Itaú BMG Consignado agreed to acquire 99.996% of the shares issued by BMG Seguradora S.A.

BMG Seguradora generated R$ 62.6 million in retained premiums during 2012 and, from January to May 2013, a retained premiums’ volume of R$ 42.4 million, 77.0% higher than the volume generated during the same period of 2012.

BMG Seguradora signed exclusivity agreements with Banco BMG S.A and with the Itaú BMG Consignado for the purpose of distributing insurance products to be offered jointly with the products distributed by these financial institutions.

The approval by the Central Bank of Brazil was obtained on December 19, 2013 and the transaction was settled on January 27, 2014 in the amount of R$ 88,1 million. This acquisition has not had any significant accounting impact on the results of ITAÚ UNIBANCO HOLDING, which has consolidated the transaction in its financial statements since January, 2014.

As a result of the study of Purchase Price Allocation - PPA, the allocation of difference between the amount paid and the share in net assets at fair value, resulted in the recognition of a goodwill due to expected future profitability in the amount of R$ 22.7 million.

Citibank N.A. Uruguay Branch

On June 28, 2013, ITAU UNIBANCO HOLDING, through its subsidiary Banco Itaú Uruguay S.A. (“BIU”) executed a binding agreement with Citibank N.A. Uruguay Branch (“Citi”) establishing the rules for the acquisition by BIU of the retail business conducted by Citi in Uruguay.

As a result of this transaction, BIU assumed a portfolio of more than 15,000 clients in Uruguay related to the retail business (bank accounts, saving and term deposits). The acquired assets include mainly the credit card operations conducted by Citi in Uruguay under the Visa, Mastercard and Diners brand, which in 2012 represented slightly more than 6.0% of the Uruguayan market share.

Approval was obtained from applicable regulatory authorities on December 10, 2013.

The allocation of the difference between the amount paid and the allocation of assets and liabilities related to the operation, net at fair value, led to the recognition of goodwill based on expected future profitability and other intangible assets.

Partnership with Fiat

On August 20, 2013, ITAÚ UNIBANCO HOLDING announced that it renewed for another 10 years, by means of its subsidiary Itaú Unibanco S.A., the commercial cooperation agreement entered into with Fiat Group Automobiles S.p.A. and Fiat Automóveis S.A. (“Fiat”). This agreement sets forth: (i) exclusive financing offer in promotional campaigns held by car maker Fiat for the sale of new automobiles; and (ii) the exclusive use of Fiat brand in vehicle-financing related activities.

The amount involved in the transaction is not material for ITAÚ UNIBANCO HOLDING and, therefore, will not cause any material accounting effect in its results.

Itaú CorpBanca

On January 29, 2014, ITAÚ UNIBANCO HOLDING, together with its subsidiary Banco Itaú Chile S.A. (“BIC”) entered into an agreement (Transaction Agreement) with CorpBanca (“CorpBanca”) and its controlling stockholders (“Corp Group”) establishing the terms and conditions to merge the operations of BIC and CorpBanca Chile in Chile and in the other jurisdictions in which CorpBanca operates.

The operation will be realized by means of (i) capital increase of BIC in the amount of US$ 652 million to be carried out by ITAÚ UNIBANCO HOLDING or one of its subsidiaries, (ii) merger of BIC into CorpBanca, with the cancellation of BIC shares and the issuance of new shares, at the estimated rate of 85,420.07 shares of CorpBanca for each 1 share of BIC, to be approved at the stockholders' meeting of CorpBanca upon the affirmative vote of two thirds (2/3) of shares issued by CorpBanca, so that the interests in the bank resulting from the merger (to be named “Itaú CorpBanca”) are 33.58% for ITAÚ UNIBANCO HOLDING and 33.13% for Corp Group, and (iii) subsequent integration of Itaú BBA Colombia S.A. into the operations of Itaú CorpBanca or its subsidiaries.

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Itaú CorpBanca will be controlled by ITAÚ UNIBANCO HOLDING, which will enter into a stockholders’ agreement with Corp Group when the operation is concluded. This agreement will entitle ITAU UNIBANCO HOLDING and Corp Group to appoint members for the Board of Directors of Itaú CorpBanca in accordance to their interests in capital stock, and this group of stockholders will have the privilege of electing the majority of members of the Board of Directors, and ITAÚ UNIBANCO HOLDING will be entitled to elect the majority of these members. The chairman of the Boards of Directors of Itaú CorpBanca and its subsidiaries will be appointed by Corp Group, and their vice-chairman by ITAÚ UNIBANCO HOLDING. The executives of Itaú CorpBanca and its subsidiaries will be proposed by ITAÚ UNIBANCO HOLDING and ratified by the Board of Directors of Itaú CorpBanca. The stockholders’ agreement will also set forth that Corp Group will be entitled to approve, together with ITAÚ UNIBANCO HOLDING, certain strategic matters of Itaú CorpBanca, and it will include provisions on the transfer of shares between ITAU UNIBANCO HOLDING and Corp Group, and also to third parties.

Based on the approval of the merger by the stockholders of CorpBanca and BIC, the transaction will now be analyzed by the proper regulatory authority in Chile, the Superintendence of Banks and Financial Institutions (“SBIF”). SBIF’s approval should be added to the other regulatory approvals required by, and already obtained from the proper regulatory authorities in Brazil, Colombia and Panamá.

It is estimated that this operation will not have significant accounting effects on the results of ITAÚ UNIBANCO HOLDING, which will consolidate Itaú CorpBanca in its financial statements.

Major Risk Insurance Operation

ITAÚ UNIBANCO HOLDING, whereby its subsidiary Itaú Unibanco S.A., signed on July 4th, 2014 a “Share Purchase Agreement” with ACE Ina International Holdings, Ltd. (“ACE”) whereby Itaú Unibanco and some of its subsidiaries have undertaken to sell their total stakes in Itaú Seguros Soluções Corporativas S.A. (“ISSC”).

ISSC had the ITAÚ UNIBANCO HOLDING’s major risk insurance operations, the clients of which were middle market and large corporations with policies representing high insured values. The necessary measures for completion of spinoff process are already in progress. This operation was approved by the Administrative Council for Economic Defense (CADE) on September 15, 2014 and by SUSEP on October 09, 2014.

Based on pro-forma data for December 31, 2013, the major risk insurance operation comprises the following: net equity value of R$ 364 million, assets of R$ 5.8 billion and technical reserves of R$ 4.6 billion.

After certain conditions established in the agreement are fulfilled, ACE paid R$ 1.515 billion to ITAÚ UNIBANCO HOLDING and its subsidiaries. The transfer of these shares and the financial settlement of the operation were carried out on October 31, 2014, in which the amount paid by ACE is subject to price adjustment according to the difference in the positions of Stockholders’ Equity between the pro forma balance sheet date and the closing balance sheet date.

The operation produced an accounting effect, before tax, of R$ 1.1 billion on fourth quarter ITAÚ UNIBANCO HOLDING's results.

The sale of this operation reflects ITAÚ UNIBANCO HOLDING’s strategy of commercializing the mass-market insurance products typically related to retail banking.

Tecnologia Bancária S.A. (TECBAN) – New Shareholders’ Agreement

The subsidiaries of ITAÚ UNIBANCO HOLDING, in conjunction with other financial institutions, on July 17, 2014 signed a new Shareholders Agreement of TecBan that will revoke and substitute the current shareholders agreement as soon as it comes into effect.

In addition to the usual provisions in shareholders agreements such as rules on governance and the transfer of shares, the Shareholders Agreement provides that within approximately 4 (four) years as from the date it comes into effect, the Parties shall have substituted part of their external network of Automatic Teller Machines (“ATM”) for Banco24Horas Network ATMs, which are and shall continue to being managed by TecBan. As a general rule, the external ATM network can be considered those ATMs located outside the branch banking environment or where access is not restricted, exclusive or controlled such as for example such equipment installed in shopping centers, gasoline service stations, supermarkets etc.

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In line with the worldwide tendency towards best practice in the industry, the Parties constituting Brazil’s leading retail banks will consolidate their external ATM networks on the Banco24Horas Network terminals, generating increased efficiency, greater quality and capillarity of customer service. It should also be pointed out that in addition to the Parties, approximately 40 (forty) other banks are clients of TecBan. Consequently, this growth in the Banco24Horas Network will also significantly benefit these institutions and their respective customers.

The operation was approved by the Administrative Council for Economic Defense (CADE) on October 22, 2014, with no restrictions. The effective date of sale and settlement was November 14, 2014.

This operation had no significant accounting effects on the results of ITAÚ UNIBANCO HOLDING.

Maxi Pago

In September 2014 ITAU UNIBANCO HOLDING, through its subsidiary Rede (Redecard S.A.), entered into a share purchase agreement with the controlling parties of MaxiPago Serviços de Internet S.A., a payments gateway company featuring network interconnection for mobile electronic payments.

Approval was obtained from the Central Bank on December 15, 2014, and preconditions were fulfilled on January 8, 2015. This agreement provides for the acquisition of 35,261 common shares of MaxiPago, which represents 75% of total stock and voting capital.

The allocation of the difference between the amount paid and the allocation of net assets at fair value resulted in the recognition of goodwill due to expected future profitability in the amount of R$ 10.5 million.

MCC Securities and MCC Corredora de Bolsa

In July 2011 ITAÚ UNIBANCO HOLDING, through its subsidiary in Chile, entered into a share purchase agreement with MCC Inversiones Globales (MCC Inversiones) and MCC Beneficial Owners (Chilean Individuals), by which it agreed to gradually acquire the total shares of MCC Secutires.

In June 2012 ITAÚ UNIBANCO HOLDING, through its subsidiary in Chile, entered into a share purchase agreement with MCC Inversiones Globales (MCC Inversiones) and MCC Beneficial Owners (Chilean Individuals), by which it agreed to gradually acquire the total shares of MCC Corredora de Bolsa.

August 2014, the aforementioned parties entered into a new agreement for acquiring in advance the remaining shares of MCC Securities and MCC Corredora de Bolsa for amounts US$ 32.7 million and US$ 6.7 million respectively.

Accordingly, with this operation ITAÚ UNIBANCO HOLDING validates its relevant share in the Chilean private banking market, as it now fully consolidates MCC Securities and MCC Corredora de Bolsa in its financial statements beginning in August 2014.

Via Varejo

On October 1, 2014 ITAU UNIBANCO HOLDING informed that, in view of the early termination by Via Varejo of the operating agreements for the offer of extended warranty insurance in the “Ponto Frio” and “Casas Bahia” stores, its subsidiary Itaú Seguros S.A. received from Via Varejo the cash amount of R$ 584 million, mainly related to the refund of amounts disbursed pursuant to these agreements, duly restated.

This operation had no significant effects on the results of ITAU UNIBANCO HOLDING.

MasterCard Brasil Soluções de Pagamento Ltda.

Itaú Unibanco S.A., entered into an agreement with MasterCard Brasil Soluções de Pagamento Ltda. (“MasterCard”) to create an alliance in the payment solutions market in Brazil (“Strategic Alliance”).

Itaú Unibanco’s purposes with the creation of the Strategic Alliance are (a) to focus on the expansion of its issue and acquisition business, particularly related to the new payment solutions network, (b) to have access to new payment solutions technologies, (c) to obtain significant scale and efficiency gains, and (d) to benefit from MasterCard’s expertise in the management of payment solution brands.

The effectiveness of the Strategic Alliance is subject to the satisfaction of certain conditions precedent and approval by proper regulatory authorities.

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Note 3 – Requirements of capital and fixed asset limits

a) Basel and fixed asset ratios

Represented below are the main indicators at June 30, 2015, according to present regulation which defines the Prudential Consolidated as the calculation basis:

Consolidated
Prudential (1)
Referential equity (2)	126,424,280
Basel ratio	17.2%
Tier I	13.2%
Common Equity	13.2%
Additional Capital	0.0%
Tier II	4.0%
Fixed assets ratio	30.1%
Excess capital in relation to fixed assets	25,152,583

(1)	Consolidated financial statements including financial companies and the like. As from the base date January 2015, in accordance with Circular 4.278, this is the calculation consolidated basis;
(2)	According to CMN Resolutions No. 4,192, of March 1, 2013, No. 4,278, of October 31, 2013 and No. 4,311, of February 20, 2014, CMN defines Regulatory Capital, for the purpose of operational limit calculation, as the sum of two tiers, Tiers I and II, in which Tier I is comprised of Common Equity Tier 1 and Additional Tier 1 Capital. The calculation is composed of items that are an integral part of the Stockholders’ Equity plus prudential adjustments and deductions, in addition to eligible instruments, particularly subordinated debt.

Management considers the current Basel ratio (17.2%, based on Prudential consolidated, of which 13.2% of Common Equity and Tier I and 4.0% of Tier II) to be adequate, taking into account that exceeds by 6.2 percent the minimum required by the authorities (11.0%).

The Operating Consolidated is no longer calculated for capital purposes in accordance with regulation in force, and will be replaced by the Prudential Consolidated.

CMN Resolution No. 4,192, of March 1, 2013, as amended, address the Referential Equity calculation methodology, and CMN Resolution No. 4,193, of March 1, 2013, as amended, address the minimum requirements for Referential Equity, Tier I, and Common Equity Tier I, and introduces the Additional Common Equity Tier 1. ITAÚ UNIBANCO HOLDING CONSOLIDATED opted for using the Standardized Approach to calculate credit and market risk-weighted assets, and the Alternative Standardized Approach to calculate operational risk-weighted assets, based on the regulation in force accordingly.

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The referential equity used for the calculation of ratios and the risk-weighted assets at June 30, 2015, are as follows:

	Consolidated Prudential
Stockholders' equity ITAÚ UNIBANCO HOLDING S.A. (consolidated)	100,710,582
Minority interest in subsidiaries	885,124
Changes in ownership interest in a subsidiary from capital transaction	4,292,375
Consolidated stockholders’ equity (BACEN)	105,888,081
Common Equity deductions (1)	(8,929,034)
Common Equity Tier I	96,959,047
Additional Tier I deductions	49,373
Additional Tier I Capital	49,373
Tier I (Common Equity + Additional Capital)	97,008,420
Instruments eligible to comprise Tier II	29,353,581
Tier II deductions	62,279
Tier II	29,415,860
Regulatory Capital (Tier I + Tier II)	126,424,280
Risk-weighted assets	736,392,654
Risk-weighted assets of credit risk (RWACPAD)	681,622,072	92.6%
a) Per weighting factor (FPR):
FPR at 2%	101,240	0.0%
FPR at 20%	6,085,310	0.8%
FPR at 35%	9,049,888	1.2%
FPR at 50%	42,722,723	5.8%
FPR at 75%	142,557,128	19.4%
FPR at 85%	142,034,047	19.3%
FPR at 100%	275,611,351	37.4%
FPR at 250%	36,338,770	4.9%
FPR at 300%	13,362,311	1.8%
FPR at 1250% (2)	1,406,543	0.2%
Derivatives – Future potential gain and Variation of the counterparty credit quality Minimum Required Regulatory Capital	12,352,761	1.7%
b) Per type:
Securities	54,015,531	7.3%
Loan operations - retail	116,071,647	15.8%
Loan operations – non-retail	225,751,241	30.7%
Joint obligations - retail	302,393	0.0%
Joint obligations – non-retail	63,692,155	8.6%
Loan commitments - retail	26,172,057	3.6%
Loan commitments – non-retail	16,695,340	2.3%
Other exposures	178,921,708	24.3%
Risk-weighted assets of operational risk (RWAOPAD)	35,508,837	4.8%
Retail	6,946,095	0.9%
Commercial	16,653,093	2.3%
Corporate finance	1,369,527	0.2%
Negotiation and sales	2,581,428	0.4%
Payments and settlements	3,069,695	0.4%
Financial agent services	2,756,069	0.4%
Asset management	2,131,708	0.3%
Retail brokerage	1,222	0.0%
Business plans	-	0.0%
Risk-weighted assets of market risk:	19,261,745	2.6%
Gold, foreign currency and operations subject to foreign exchange variation (RWACAM)	7,605,000	1.0%
Operations subject to interest rate variation	9,956,545	1.4%
Fixed rate denominated in Real (RWAJUR1)	4,252,145	0.6%
Foreign currency coupon (RWAJUR2)	3,603,745	0.5%
Price index coupon (RWAJUR3)	2,100,500	0.3%
Interest rate coupon (RWAJUR4)	155	0.0%
Operations subject to commodity price variation (RWACOM)	572,627	0.1%
Operations subject to stock price variation (RWAACS)	1,127,573	0.2%
RWA	736,392,654	100.0%
Minimum Required Regulatory Capital	81,003,192
Excess capital in relation to Minimum Required Regulatory Capital	45,421,088	56.1%
Ratio (%)	17.2%
Regulatory Capital calculated for covering the interest rate risk of operations not classified into the trading portfolio (RBAN)	1,417,638

(1)	As from June 30, 2015, Resolution No. 4.277/13 establishes the application of prudential adjustments related to pricing of financial instruments evaluated by market value, impacting deductions of capital by R$ 265 million.
(2)	Considers the application of "F" factor required by article 29 of Circular No. 3.644/13.

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During this period, the effects of the changes in legislation and balances were as follows:

Changes in the Basel Ratio	Referential equity	Weighted exposure	Effect
Ratio at 12/31/2014 - Operating Consolidated	129,790,456	768,074,569	16.9%
Change - prudential consolidated (*)	570,344	(17,234,271)	0.5%
Net income for the period	10,981,144	-	1.5%
Interest on capital and dividends	(5,818,953)	-	-0.8%
Benefits to employees - CVM Resolution No. 695, December 13, 2012	15,176	-	0.0%
Granting of options recognized	21,465	-	0.0%
Granting of stock options – exercised options in the period	275,431	-	0.0%
Asset valuation adjustment	145,942	-	0.0%
Deductions in referential equity	(4,388,051)	-	-0.6%
Purchase of treasury shares	(1,247,150)		-0.2%
Subordinated debt and redeemable preferred shares	(4,193,368)	-	-0.6%
Other changes in referential equity	271,844	-	0.0%
Changes in risk exposure	-	(14,447,644)	0.3%
Ratio at 06/30/2015 - Prudential Consolidated	126,424,280	736,392,654	17.2%

(*) Effect due to the change of the consolidated for calculation.

b)	Capital for insurance activity

The CNSP - National Council of Private Insurance changed on September 25, 2014, the requirements for calculation of insurance regulatory capital with the enactment of CNSP Resolution No.316 (which revoked Resolutions CNSP No. 263 of September 25, No. 269 of December 19, 2012, and No. 302 of December 16, 2013). This regulation establishes the rules for the regulatory capital required for authorization and operation of insurance, private pension and capitalization companies. The regulations that establish the rules for the calculation of capital arising from credit, underwriting, operational and market risks are: CNSP Resolution No. 228 of December 6, 2010, CNSP Resolutions No. 280, No. 284, No. 283 of January 30, 2013; and CNSP No. 317 of December 12, 2014 respectively.

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Note 4 – Summary of the main accounting practices

a)	Cash and cash equivalents - For the purpose of the Consolidated Statement of Cash Flows, this item includes cash and current accounts in banks (considered in the heading cash and cash equivalents), interbank deposits and securities purchased under agreements to resell – funded positions that have original maturities of up to 90 days.

b)	Interbank investments, remunerated restricted credits – Brazilian Central Bank, remunerated deposits, deposits received under securities repurchase agreements, funds from acceptance and issuance of securities, borrowings and onlending, subordinated debt and other receivables and payables – Transactions subject to monetary correction and foreign exchange variation and operations with fixed charges are recorded at present value, net of the transaction costs incurred, calculated “pro rata die” based on the effective rate of transactions, according to CVM Resolution No. 649 of December 16, 2010.

c)	Securities - Recorded at cost of acquisition restated by the index and/or effective interest rate and presented in the Balance Sheet, according to BACEN Circular No. 3,068, of November 8, 2001. Securities are classified into the following categories:

•	Trading securities – acquired to be actively and frequently traded, and adjusted to market value, with a contra-entry to the results for the period;

•	Available-for-sale securities – securities that can be negotiated but are not acquired to be actively and frequently traded. They are adjusted to their market value with a contra-entry to an account disclosed in stockholders’ equity;

•	Held-to-maturity securities – securities, except for non-redeemable shares, for which the bank has the financial condition and intends or is required to hold them in the portfolio up to their maturity, are recorded at cost of acquisition, or market value, whenever these are transferred from another category. The securities are adjusted using the accrual method through their maturity date, not being adjusted to market value.

Gains and losses on available-for-sale securities, when realized, are recognized at the trade date in the statement of income, with a contra-entry to a specific stockholders’ equity account.

Decreases in the market value of available-for-sale and held-to-maturity securities below their related costs, resulting from non-temporary reasons, are recorded in results as realized losses.

d)	Derivative financial instruments - these are classified on the date of their acquisition, according to management's intention of using them either as a hedge or not, according to BACEN Circular No. 3,082, of January 30, 2002. Transactions involving financial instruments, carried out upon the client’s request, for their own account, or which do not comply with the hedging criteria (mainly derivatives used to manage the overall risk exposure), are stated at market value, including realized and unrealized gains and losses, which are recorded directly in the statement of income.

The derivatives that are used for protection against risk exposure or to modify the characteristics of financial assets and liabilities, which have changes in market value highly associated with those of the items being protected at the beginning and throughout the duration of the contract, and which are found effective to reduce the risk related to the exposure being protected, are classified as a hedge, in accordance with their nature:

•	Market Risk Hedge – financial assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, which are recorded directly in the statement of income.

•	Cash Flow Hedge - the effective amount of the hedge of financial assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, net of tax effects, when applicable, and recorded in a specific account in stockholders’ equity. The ineffective portion of the hedge is recorded directly in the statement of income.

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•	Net Investment Hedge in Foreign Operations - It is accounted for similarly to a cash flow hedge, i.e., the portion of gains or losses on the hedging instrument that is determined to be an effective hedge is recognized in stockholders’ equity, and reclassified to income for the period in the case of a disposal of the foreign operation. The ineffective portion is recognized in income for the period.

e)	Loan, lease and other credit operations (operations with credit granting characteristics) – These transactions are recorded at present value and calculated “pro rata die” based on the variation of the contracted index and interest rate, and are recorded on the accrual basis until the 60th day overdue in financial companies, according to the estimate of receipt. After the 60th day, income is recognized upon the effective receipt of installments. Credit card operations include receivables arising from the purchases made by cardholders. The funds related to these amounts are recorded in Other Liabilities – Credit Card Operations, which also include funds arising from other credits related to transactions with credit card issuers.

f)	Allowance for loan losses - the balance of the allowance for loan losses was recorded based on a credit risk analysis, at an amount considered sufficient to cover loan losses according to the rules determined by CMN Resolution No. 2,682 of December 21, 1999, among which are:

•	Provisions are recorded from the date loans are granted, based on the client’s risk rating and on the periodic quality evaluation of clients and industries, and not only in the event of default;

•	Taking into account default exclusively, the write-off as losses occur after 360 days of credits have matured or after 540 days for operations that mature after a period of 36 months.

g)	Other assets - these assets are mainly comprised of assets held for sale relating to real estate available for sale, own real estate not in use and real estate received as payment in kind, which are adjusted to market value through the set-up of a provision, according to current regulations, reinsurance unearned premiums (Note 4m I); and prepaid expenses, corresponding to disbursements, the benefit of which will occur in future periods.

As from January 1, 2015, Itaú Unibanco adopts the option provided for in Circular No. 3,693/13, which establishes accounting procedures for the compensation of local correspondents in connection with credit origination.These compensation amounts for local correspondents in connection with transactions originated as from January 1, 2017 will be fully recorded as expenses for the period.

h)	Investments – investments in subsidiary and affiliated companies are accounted for under the equity method. The consolidated financial statements of foreign branches and subsidiaries are adapted to comply with Brazilian accounting practices and converted into Reais. Other investments are recorded at cost and adjusted to market value by setting up a provision in accordance with current standards.

i)	Fixed assets - these assets are stated at cost of acquisition or construction, less accumulated depreciation, and are adjusted to market value until December 31, 2007, when applicable, for insurance, pension plan and capitalization operations the adjustments to market value are supported by appraisal reports. They correspond to rights related to tangible assets intended for maintenance of the company’s operations or exercised for such purpose, including assets arising from transactions that transfer to the company their benefits, risks and controls. The items acquired through Lease contracts are recorded according to CVM Resolution No. 554, of November 12, 2008, as contra-entry to Lease obligations. Depreciation is calculated using the straight-line method, based on monetarily restated cost.

j)	Goodwill – corresponds to the amount paid in excess for the purchase of investments and is amortized based on expected future profitability or as realized. It is annually tested for impairment.

k)	Intangible assets – correspond to rights acquired whose subjects are intangible assets intended for maintenance of the company or which are exercised for such purpose, according to the CMN Resolution No. 3,642, of November 26, 2008. They are composed of (i) the goodwill amount paid on acquisition of the company, transferred to intangible assets in view of the transfer of the adquirer’s equity by the acquired, as set forth by Law No. 9,532/97, to be amortized based on the period defined in appraisal reports; (ii) use rights and rights acquired to credit payrolls and partnership agreements, amortized over the terms of the contracts or to the extent that the economic benefits flow to the company and (iii) software and customer portfolios, amortized over a term varying from five to ten years.

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l)	Impairment of assets – a loss is recognized when there is clear evidence that assets are stated at a non-recoverable value. This procedure is adopted semiannually.

m)	Insurance, pension plan and capitalization operations - insurance premiums, accepted coinsurances and selling expenses are accounted by issuing an insurance policy or in accordance with the insurance effectiveness term, through the recognition and reversal of the provision for unearned premiums and deferred selling expenses. Interest arising from fractioning of insurance premiums is accounted for as incurred. Revenues from social security contributions, gross revenue from capitalization certificates and respective technical provisions are recognized upon receipt.

I -	Credits from operations and other assets related to insurance and reinsurance operations:

•	Insurance premiums receivable - Refer to installments of insurance premiums receivable, current and past due, in accordance with insurance policies issued;

•	Reinsurance recoverable amounts – Refer to claims paid to the insured party while recovery of these paid amounts is pending from Reinsurer, installments of unsettled claims and incurred but not reported claims - Reinsurance (IBNR), classified in assets in accordance with the criteria established by CNSP Resolution No. 281, of January 30, 2013, as amended by CNSP Resolution No. 319, of December 12, 2014, and SUSEP Circular No. 508, of January 08, 2015;

•	Reinsurance unearned premiums – Recognized to determine the portion of reinsurance unearned premiums, calculated “pro rata die”, and for risks of policies not issued computed based on estimates, based on the actuarial technical study and in compliance with the criteria established by CNSP current legislation as amended by CNSP Resolution No. 319, of December 12, 2014, and SUSEP Circular No. 508, of January 08, 2015.

II -	The technical provisions of insurance, pension plan and capitalization are recognized according to the technical notes approved by SUSEP and criteria established by current legislation.

II.I-	Insurance and pension plan:

•	Provision for unearned premiums – it is recognized, based on insurance premiums, for the coverage of amounts payable related to claims and expenses to be incurred, throughout the terms to be elapsed, in connection with the risks assumed at the calculation base date. The calculation is performed on the level of policies or endorsement of agreements in force, under the pro rata-die criterion. The provision includes an estimate for effective and not issued risks (PPNG-RVNE).

•	Provision for unsettled claims – it is recognized for the coverage of amounts payable related to lump-sum payments and income overdue of claims reported up to the calculation base date, but not paid yet. The provision covers administrative and legal claims, gross of accepted coinsurance operations and reinsurance operations and net of ceded coinsurance operations. The provision should include, whenever required, IBNER (claims incurred but not sufficiently reported) for the aggregate development of claims reported but not paid, which amounts may be changed throughout the process up to the final settlement.

•	Provision for claims incurred and not reported - IBNR – it is recognized for the coverage of expected unsettled amounts related to claims incurred but not reported up to the calculation base date, gross of accepted coinsurance operations and reinsurance operations, and net of ceded coinsurance operations.

•	Mathematical provisions for benefits to be granted - recognized for the coverage of commitments assumed to participants or policyholders, based on the assumptions set forth in the contract, while the event that gave rise to the benefit and/or indemnity has not occurred. The provision is calculated in accordance with the methodology approved in the actuarial technical note of the product.

•	Mathematical provisions for granted benefits - it is recognized after the event triggering the benefit occurs, for coverage of the commitments assumed with the participants or insured, based on the assumptions established in the agreement. The provision is calculated in accordance with methodologies approved in the technical actuarial note of the product.

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•	Provision for financial surplus – it is recognized to ensure the amounts intended for distribution of financial surplus, in accordance with regulation in force, in the event it is stated in the agreement. Corresponds to the financial income exceeding the minimum return guaranteed in the product.

•	Supplemental Coverage Provision – recognized whenever technical provisions are found to be insufficient, as determined by the Liability Adequacy Test, in accordance with the provisions specified in regulation in force.

•	Provision for redemptions and other amounts to regularize – it comprises the amounts related to redemptions to regularize, returns of premiums or funds, portability requested but, for any reason, not yet transferred to the insurance company or open private pension entity beneficiary, and premiums received but not quoted.

•	Provision for related expenses - It is recognized for the coverage of expected amounts related to expenses with benefits and indemnities, due to events incurred and to be incurred.

II.II - Capitalization:

•	Mathematical provision for capitalization – recognized until the event triggering the benefit occurs, and comprises the portion of the amounts collected for capitalization. It includes monetary restatement and interest, as from the beginning of the validity date.

•	Provision for redemption – recognized as from the date of the event triggering the redemption of the certificate and/or the event triggering the distribution of the bonus until the date of the financial settlement or the date the evidence of payment of the obligation is received

•	Provision for raffles unrealized – comprises the portion of the amounts collected for raffles for each certificate, which raffles have been funded, but that, at the recognition date, have not yet been realized.

•	Provision for raffles payable – recognized as from the date the raffle is drawn until the date of the financial settlement or the date the evidence of payment of the obligation is received, or in conformity with other cases provided by law.

•	Supplementary provision for raffles – recognized to supplement the Provision for raffles unrealized, and is used for coverage of possible insufficient amounts related to the expected amount of raffles to be drawn.

•	Provision for administrative expenses - recognized for the coverage of expected amounts related to the administrative expenses for the capitalization plans.

n)	Contingent assets and liabilities and legal liabilities – tax and social security - assessed, recognized and disclosed according to the provisions set forth in CMN Resolution No. 3,823 of December 16, 2009, and BACEN Circular Letter No. 3,429 of February 11, 2010.

I -	Contingent assets and liabilities

Refer to potential rights and obligations arising from past events, the occurrence of which is dependent upon future events.

•	Contingent assets - not recognized, except upon evidence ensuring a high reliability level of realization, usually represented by claims awarded a final and unappealable judgment and confirmation of the recoverability of the claim through receipt of amounts or offset against another liability;

•	Contingent liabilities - basically arise from administrative proceedings and lawsuits, inherent in the normal course of business, filed by third parties, former employees and governmental bodies, in connection with civil, labor, tax and social security lawsuits and other risks. These contingencies are calculated based on conservative practices, being usually recorded based on the opinion of legal advisors and considering the probability that financial resources shall be required for settling the obligation, the amount of which may be estimated with sufficient certainty. Contingencies are classified either as probable, for which provisions are recognized; possible, which are disclosed but not recognized; and remote, for which recognition or disclosure are not required. Any contingent amounts are measured through the use of models and criteria which allow their adequate measurement, in spite of the uncertainty of their term and amounts.

Escrow deposits are restated in accordance with the current legislation.

Contingencies guaranteed by indemnity clauses in privatization processes and with liquidity are only recognized upon judicial notification with simultaneous recognition of receivables, without any effect on results.

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II -	Legal liabilities – tax and social security

Represented by amounts payable related to tax liabilities, the legality or constitutionality of which are subject to judicial defense, recognized in the full amount under discussion.

Liabilities and related escrow deposits are adjusted in accordance with the current legislation.

o)	Taxes - these provisions are calculated according to current legislation at the rates shown below, using the related calculation bases.

Income tax	15.00%
Additional income tax	10.00%
Social contribution (1)	15.00%
PIS (2)	0.65%
COFINS (2)	4.00%
ISS up to	5.00%

(1)	For ITAÚ UNIBANCO HOLDING and its financial subsidiaries and equivalent companies, the tax rate corresponds to 15.00%. Provisional Measure No. 675, of May 21, 2015 ("PM"), increased the social contribution tax rate to 20.00%, effective as from September 1, 2015. The PM has not been enacted into Law, and that it is pending analysis and approval by the National Congress. Considering the existence of a number to supplementary amendments to the bill to be passed into Law reducing or increasing the tax rates to levels different from those proposed by the Executive Branch, no effect of that increase was recognized for tax credits at June 30, 2015. For the non-financial and private pension subsidiaries, the tax rate is 9.00%.
(2)	For non-financial subsidiaries that fall into the non-cumulative calculation system, the PIS rate is 1.65% and COFINS rate is 7.60%.

The changes introduced by Laws No. 11,638 and No. 11,941 (articles 37 and 38), which modified the criterion for recognizing revenues, costs and expenses computed to determine the net income for the year, did not produce effects for purposes of determining the taxable income of companies that opt for the Transition Tax Regime (RTT), so for tax purposes the rules effective on December 31, 2007 were followed. The tax effect arising from the adoption of such rules is recorded, for accounting purposes, in the corresponding deferred assets and liabilities.

p)	Deferred income – this refers to: (i) unexpired interest received in advance that is recognized in income as earned, and (ii) the negative goodwill on acquisition of investments arising from expected future losses, which has not been absorbed in the consolidation process.

q)	Transactions with minority stockholders - Changes in ownership interest in a subsidiary, which do not result in loss of control, are accounted for as capital transactions and any difference between the amount paid and the amount corresponding to minority stockholders is recognized directly in consolidated stockholders' equity.

r)	Post-employments benefits

Pension plans - defined benefit plans

The liability (or asset, as the case may be) recognized in the consolidated balance sheet with respect to the defined benefit plan corresponds to the present value of the defined benefit obligations on the balance sheet date less the fair value of the plan assets. The defined benefit obligation is annually calculated by an independent actuarial consulting company using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated amount of future cash flows of benefit payments based on the Brazilian treasury long term securities denominated in Reais and with maturity periods similar to the term of the pension plan liabilities.

The following amounts are recognized in the consolidated statement of income:

•	current service cost is defined as the increase in the present value of obligations resulting from employee service in the current period;

•	interest on the net amount of assets (liabilities) of defined benefit plans is the change, during the period, in the net amount recognized in assets and liabilities, due to the time elapsed, which comprises the interest income on plan assets, interest expense on the obligations of the defined benefit plan and interest on the asset ceiling effects.

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Actuarial gains and losses arise from the non-realization of the actuarial assumptions established in the latest actuarial evaluation as compared to those effectively carried out, as well as the effects from changes in such assumptions. Gains and losses are fully recognized in equity valuation adjustments.

Pension plans - defined contribution

For defined contribution plans, contributions to plans made by ITAÚ UNIBANCO HOLDING CONSOLIDATED, through pension plan funds, are recognized as an expense when due.

Other post-employment benefit obligations

Certain companies that merged into ITAÚ UNIBANCO HOLDING CONSOLIDATED over the past few years were sponsors of post-employment healthcare benefit plans. ITAÚ UNIBANCO HOLDING CONSOLIDATED is contractually committed to maintaining such benefits over specific periods, as well as in relation to the benefits granted due to a judicial ruling.

Similarly to the defined benefit pension plans, these obligations are assessed annually by independent and qualified actuaries, and the costs expected from these benefits are accrued during the length of service. Gains and losses arising from adjustments and changes in actuarial assumptions are debited from or credited to stockholders’ equity in equity asset valuation adjustment in the period in which they occur.

s)	Foreign currency translation

I - Functional and presentation currency

The financial statements of ITAÚ UNIBANCO HOLDING CONSOLIDATED are presented in Reais, which is its functional and presentation currency. For each subsidiary and investment in associates and joint ventures, ITAÚ UNIBANCO HOLDING CONSOLIDATED defined the functional currency, as provided for in CVM deliberation CVM Nº 640/10.

The assets and liabilities of subsidiaries with a functional currency other than the Brazilian real are translated as follows:

•	assets and liabilities are translated at the closing rate at the balance sheet date;
•	income and expenses are translated at monthly average exchange rates;
•	exchange differences arising from currency translation are recorded in CTA - Cumulative Translation Adjustments.

II - Foreign currency transactions

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of income as part of securities and derivative financial instruments.

In the case of monetary assets classified as available-for-sale, the exchange differences resulting from a change in the amortized cost of the instrument are recognized in the income statement, while those resulting from other changes in the carrying amount, except impairment losses, are recognized in cumulative translation adjustments until derecognition or impairment.

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Note 5 - Cash and cash equivalents

For purposes of Statement of Cash Flows, cash and cash equivalents of ITAÚ UNIBANCO HOLDING CONSOLIDATED are composed of the following:

	06/30/2015	06/30/2014
Cash and cash equivalents	18,004,808	20,605,328
Interbank deposits	20,368,036	19,395,757
Securities purchased under agreements to resell – Funded position	19,556,223	15,196,646
Total	57,929,067	55,197,731

In ITAÚ UNIBANCO HOLDING it is composed of the following:

	06/30/2015	06/30/2014
Cash and cash equivalents	306,142	57,917
Securities purchased under agreements to resell – Funded position	31,478	36,197
Total	337,620	94,114

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Note 6 - Interbank investments

	06/30/2015						06/30/2014
	0 - 30	31 - 180	181 - 365	Over 365	Total	%	Total	%
Money market	71,177,172	84,117,108	3,871,908	-	159,166,188	82.7	135,419,543	81.8
Funded position (*)	24,245,086	33,046,144	1,734,111	-	59,025,341	30.7	22,597,275	13.6
Financed position	46,028,957	25,827,001	158,548	-	72,014,506	37.4	82,021,817	49.6
With free movement	13,051,192	25,827,001	158,548	-	39,036,741	20.3	48,157,516	29.1
Without free movement	32,977,765	-	-	-	32,977,765	17.1	33,864,301	20.5
Short position	903,129	25,243,963	1,979,249	-	28,126,341	14.6	30,800,451	18.6
Money market – Assets Guaranteeing Technical Provisions - SUSEP	2,299,767	-	-	-	2,299,767	1.2	3,142,402	1.9
Interbank deposits	22,816,877	4,342,595	2,795,685	1,011,564	30,966,721	16.1	27,025,958	16.3
Total	96,293,816	88,459,703	6,667,593	1,011,564	192,432,676	100.0	165,587,903
% per maturity term	50.0	46.0	3.5	0.5	100.0
Total – 06/30/2014	88,360,494	73,643,975	2,536,206	1,047,228	165,587,903
% per maturity term	53.4	44.5	1.5	0.6

(*)	Includes R$ 7,588,701 (R$ 7,401,772 at 06/30/2014) related to money market with free movement, in which securities are restricted to guarantee transactions at the BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros (Securities, Commodities and Futures Exchange) and the Central Bank of Brazil (BACEN).

In ITAÚ UNIBANCO HOLDING the portfolio is composed of Money market – Funded position falling due in up to 30 days amounting to R$ 31,478 (R$ 36,197 at 06/30/2014), Interbank deposits with maturity of 31 to 180 days to R$ 505,674, with maturity of 181 to 365 days amounting to R$ 1,210,603 (R$ 5,892,146 at 06/30/2014) and over 365 days amounting to R$ 57,458,849 (R$ 35,848,728 at 06/30/2014).

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Note 7 – Securities and derivative financial instruments (assets and liabilities)

See below the composition by Securities and Derivatives type, maturity and portfolio already adjusted to their respective market values.

a)	Summary per maturity

	06/30/2015											06/30/2014
		Adjustment to market value reflected in:
	Cost	Results	Stockholders’ equity	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
Government securities - domestic	125,740,471	(229,969)	(495,866)	125,014,636	37.3	4,749,690	9,860,598	3,843,293	7,067,852	13,137,056	86,356,147	118,550,185
Financial treasury bills	21,515,220	380	(135)	21,515,465	6.4	-	9,747,182	-	-	3,618,685	8,149,598	26,362,678
National treasury bills	33,154,969	(54,212)	(7,904)	33,092,853	9.9	4,376,978	-	3,760,708	6,804,737	2,688,643	15,461,787	28,743,132
National treasury notes	41,260,220	(214,102)	(155,158)	40,890,960	12.2	3,339	5,031	7,515	12,287	4,308,171	36,554,617	43,227,138
National treasury/securitization	247,522	(267)	(3,017)	244,238	0.1	121	1,477	1,087	234	1,663	239,656	265,731
Brazilian external debt bonds	29,562,540	38,232	(329,652)	29,271,120	8.7	369,252	106,908	73,983	250,594	2,519,894	25,950,489	19,951,506
Government securities - abroad	10,417,576	44,394	(65,175)	10,396,795	3.1	598,119	1,568,986	1,141,310	3,262,284	2,945,436	880,660	11,808,500
Germany	-	-	-	-	0.0	-	-	-	-	-	-	159,677
Argentina	804,737	43,727	1	848,465	0.3	111,415	431,325	165,037	67,390	69,819	3,479	270,624
Belgium	115,091	(3,804)	-	111,287	0.0	-	-	-	-	111,287	-	146,729
Chile	1,010,671	(24)	3,370	1,014,017	0.3	163,129	747,844	84,041	11,043	6,857	1,103	1,218,252
Colombia	63,170	4,514	-	67,684	0.0	-	-	16	15,994	696	50,978	213,397
Korea	1,624,664	-	-	1,624,664	0.5	-	-	-	975,863	648,801	-	2,910,110
Denmark	3,029,184	-	-	3,029,184	0.9	-	-	483,834	1,161,652	1,383,698	-	3,408,690
Spain	306,530	-	-	306,530	0.1	-	-	-	306,530	-	-	783,780
United States	1,207,613	13	1,793	1,209,419	0.4	-	208,510	-	270,417	281,407	449,085	959,096
France	191,237	-	1,630	192,867	0.1	-	-	35,630	-	-	157,237	125,024
Netherlands	167,575	-	2,425	170,000	0.1	-	-	-	-	97,005	72,995	121,092
Italy	-	-	-	-	0.0	-	-	-	-	-	-	102,079
Mexico	8,088	(152)	-	7,936	0.0	-	-	-	-	755	7,181	116,518
Paraguay	1,515,303	-	(71,728)	1,443,575	0.4	144,760	156,978	346,687	441,789	286,634	66,727	881,124
Peru	827	(12)	-	815	0.0	-	-	-	-	-	815	-
Uruguay	364,597	132	(1,887)	362,842	0.1	178,815	24,329	26,065	11,606	51,152	70,875	386,482
Other	8,289	-	(779)	7,510	0.0	-	-	-	-	7,325	185	5,826
Corporate securities	72,062,405	59,409	88,994	72,210,808	21.6	6,721,112	3,918,752	5,033,678	4,150,357	13,814,493	38,572,416	59,984,618
Shares	3,090,044	(9,843)	(85,781)	2,994,420	0.9	2,994,420	-	-	-	-	-	2,981,017
Rural product note	1,329,443	-	(13,761)	1,315,682	0.4	112,878	328,024	84,653	216,066	288,848	285,213	1,063,621
Bank deposit certificates	1,587,650	208	503	1,588,361	0.5	447,493	163,401	113,237	862,563	1,667	-	571,579
Securitized real estate loans	18,415,324	-	32,461	18,447,785	5.5	81,054	524,598	106,372	187,619	1,204,179	16,343,963	13,464,904
Fund quotas	1,870,628	(21,505)	(34,812)	1,814,311	0.5	1,814,311	-	-	-	-	-	1,089,068
Credit rights	46,942	-	-	46,942	0.0	46,942	-	-	-	-	-	700,230
Fixed income	1,632,599	(25,709)	(41,846)	1,565,044	0.5	1,565,044	-	-	-	-	-	172,105
Variable income	191,087	4,204	7,034	202,325	0.1	202,325	-	-	-	-	-	216,733
Debentures	21,970,956	72,338	136,138	22,179,432	6.6	624,889	846,262	869,648	1,035,370	1,810,132	16,993,131	20,056,832
Eurobonds and others	9,293,555	18,217	43,826	9,355,598	2.8	457,380	582,007	1,467,143	625,379	2,811,740	3,411,949	6,316,807
Financial bills	13,014,526	-	(57,158)	12,957,368	3.9	45,905	1,445,189	1,604,817	999,529	7,540,552	1,321,376	12,374,606
Promissory notes	1,086,613	-	1,146	1,087,759	0.3	142,782	21,990	733,559	189,428	-	-	1,385,711
Other	403,666	(6)	66,432	470,092	0.1	-	7,281	54,249	34,403	157,375	216,784	680,473
PGBL / VGBL fund quotas (1)	106,431,575	-	-	106,431,575	31.8	106,431,575	-	-	-	-	-	88,804,684
Subtotal - securities	314,652,027	(126,166)	(472,047)	314,053,814	93.8	118,500,496	15,348,336	10,018,281	14,480,493	29,896,985	125,809,223	279,147,987
Trading securities	195,177,591	(126,166)	-	195,051,425	58.3	113,854,840	11,334,112	5,100,157	7,948,518	11,043,553	45,770,245	178,749,066
Available-for-sale securities	80,396,552	-	(472,047)	79,924,505	23.9	4,578,658	3,481,638	4,799,230	6,317,557	16,773,373	43,974,049	70,930,958
Held-to-maturity securities (2)	39,077,884	-	-	39,077,884	11.7	66,998	532,586	118,894	214,418	2,080,059	36,064,929	29,467,963
Derivative financial instruments	17,835,804	2,837,825	-	20,673,629	6.2	5,788,007	2,163,118	2,956,039	2,142,716	2,345,640	5,278,109	12,149,442
Total securities and derivative financial instruments (assets)	332,487,831	2,711,659	(472,047)	334,727,443	100.0	124,288,503	17,511,454	12,974,320	16,623,209	32,242,625	131,087,332	291,297,429

Derivative financial instruments (liabilities)	(21,504,956)	(2,407,185)	-	(23,912,141)	100.0	(4,084,268)	(1,823,661)	(3,159,321)	(1,948,659)	(2,287,422)	(10,608,810)	(11,908,310)

(1)	The PGBL and VGBL plans securities portfolios, the ownership and embedded risks of which are the customer’s responsibility, are recorded as securities – trading securities, with a contra-entry to long-term liabilities in Pension Plan Technical Provisions account, as determined by SUSEP.
(2)	Unrecorded negative adjustment to market value in the amount of R$ 160,504 (R$ 915,099 at 06/30/2014), according to Note 7e.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2015	105

b)	Summary by portfolio

	06/30/2015
		Restricted to				Derivative	Assets guaranteeing
	Own portfolio	Repurchase agreements	Free portfolio	Pledged guarantees (*)	Central Bank	financial instruments	technical provisions (Note 11b)	Total
Government securities - domestic	38,438,608	70,210,326	-	2,769,490	7,755,138	-	5,841,074	125,014,636
Financial treasury bills	5,343,530	13,329,446	-	2,376,278	-	-	466,211	21,515,465
National treasury bills	7,467,407	25,501,991	-	-	-	-	123,455	33,092,853
National treasury notes	10,915,481	16,626,107	-	342,826	7,755,138	-	5,251,408	40,890,960
National treasury / Securitization	244,238	-	-	-	-	-	-	244,238
Brazilian external debt bonds	14,467,952	14,752,782	-	50,386	-	-	-	29,271,120
Government securities - abroad	8,057,082	594,152	-	1,740,194	-	-	5,367	10,396,795
Argentina	620,474	152,060	-	75,931	-	-	-	848,465
Belgium	111,287	-	-	-	-	-	-	111,287
Chile	997,294	-	-	11,356	-	-	5,367	1,014,017
Colombia	67,684	-	-	-	-	-	-	67,684
Korea	1,125,285	-	-	499,379	-	-	-	1,624,664
Denmark	2,311,384	-	-	717,800	-	-	-	3,029,184
Spain	91,959	-	-	214,571	-	-	-	306,530
United States	846,030	154,879	-	208,510	-	-	-	1,209,419
France	39,034	153,833	-	-	-	-	-	192,867
Netherlands	170,000	-	-	-	-	-	-	170,000
Mexico	7,936	-	-	-	-	-	-	7,936
Paraguay	1,298,815	133,380	-	11,380	-	-	-	1,443,575
Peru	815	-	-	-	-	-	-	815
Uruguay	361,575	-	-	1,267	-	-	-	362,842
Other	7,510	-	-	-	-	-	-	7,510
Corporate securities	64,986,085	787,997	-	374,736	-	-	6,061,990	72,210,808
Shares	2,978,106	-	-	16,314	-	-	-	2,994,420
Rural product note	1,315,682	-	-	-	-	-	-	1,315,682
Bank deposit certificates	1,317,426	175,386	-	11,042	-	-	84,507	1,588,361
Securitized real estate loans	18,447,785	-	-	-	-	-	-	18,447,785
Fund quotas	1,714,679	-	-	641	-	-	98,991	1,814,311
Credit rights	12,824	-	-	-	-	-	34,118	46,942
Fixed income	1,499,530	-	-	641	-	-	64,873	1,565,044
Variable income	202,325	-	-	-	-	-	-	202,325
Debentures	20,903,524	-	-	346,739	-	-	929,169	22,179,432
Eurobonds and other	8,742,987	612,611	-	-	-	-	-	9,355,598
Financial bills	8,008,045	-	-	-	-	-	4,949,323	12,957,368
Promissory notes	1,087,759	-	-	-	-	-	-	1,087,759
Other	470,092	-	-	-	-	-	-	470,092
PGBL / VGBL fund quotas	-	-	-	-	-	-	106,431,575	106,431,575
Subtotal - securities	111,481,775	71,592,475	-	4,884,420	7,755,138	-	118,340,006	314,053,814
Trading securities	18,982,890	56,000,473	-	2,410,935	4,523,388	-	113,133,739	195,051,425
Available-for-sale securities	61,614,520	10,194,818	-	2,473,481	3,231,750	-	2,409,936	79,924,505
Held-to-maturity securities	30,884,365	5,397,184	-	4	-	-	2,796,331	39,077,884
Derivative financial instruments	-	-	-	-	-	20,673,629	-	20,673,629
Total securities and derivative financial instruments (assets)	111,481,775	71,592,475	-	4,884,420	7,755,138	20,673,629	118,340,006	334,727,443
Total securities and derivative financial instruments (assets) – 06/30/2014	112,219,278	51,201,370	6,072	2,822,110	11,248,985	12,149,442	101,650,172	291,297,429

(*) Represent securities deposited with Contingent Liabilities (Note 12b), Stock Exchanges and the Clearing House for the Custody and Financial Settlement of Securities.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2015	106

c)	Trading securities

See below the composition of the portfolio of trading securities by type, stated at cost and market value and by maturity term.

	06/30/2015										06/30/2014
	Cost	Adjustment to market value (in results)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
Government securities - domestic	77,188,521	(229,969)	76,958,552	39.4	4,749,618	9,700,051	3,843,179	7,067,673	8,776,066	42,821,965	76,766,044
Financial treasury bills	19,157,882	380	19,158,262	9.8	-	9,586,728	-	-	1,883,461	7,688,073	25,713,883
National treasury bills	25,346,191	(54,212)	25,291,979	13.0	4,376,958	-	3,760,708	6,804,737	2,604,291	7,745,285	18,431,865
National treasury notes	28,145,055	(214,102)	27,930,953	14.3	3,267	4,958	7,401	12,108	4,073,776	23,829,443	30,222,096
National treasury / Securitization	5,732	(267)	5,465	-	121	1,477	1,087	234	1,663	883	8,263
Brazilian external debt bonds	4,533,661	38,232	4,571,893	2.3	369,272	106,888	73,983	250,594	212,875	3,558,281	2,389,937
Government securities - abroad	1,252,668	44,394	1,297,062	0.6	244,841	445,006	177,690	161,200	202,631	65,694	1,554,369
Germany	-	-	-	-						-	159,677
Argentina	803,928	43,727	847,655	0.4	111,415	430,515	165,037	67,390	69,819	3,479	270,624
Belgium	115,091	(3,804)	111,287	0.1	-	-	-	-	111,287	-	99,284
Chile	1,127	(24)	1,103	-	-	-	-	-	-	1,103	134,243
Colombia	63,170	4,514	67,684	-	-	-	16	15,994	696	50,978	213,397
United States	68,250	13	68,263	-	-	-	-	68,263	-	-	440,895
Mexico	8,088	(152)	7,936	-	-	-	-	-	755	7,181	116,518
Paraguay	133,380	-	133,380	0.1	133,380	-	-	-	-	-	77,823
Peru	827	(12)	815	-	-	-	-	-	-	815	-
Uruguay	58,797	132	58,929	-	46	14,491	12,637	9,553	20,074	2,128	41,902
Other	10	-	10	-	-	-	-	-	-	10	6
Corporate securities	10,304,827	59,409	10,364,236	5.5	2,428,806	1,189,055	1,079,288	719,645	2,064,856	2,882,586	11,623,969
Shares	1,916,800	(9,843)	1,906,957	1.0	1,906,957	-	-	-	-	-	2,216,379
Bank deposit certificates	111,570	208	111,778	0.1	5,373	4,235	74,642	25,861	1,667	-	83,271
Securitized real estate loans	-	-	-	-	-	-	-	-	-	-	2,621
Fund quotas	501,258	(21,505)	479,753	0.3	479,753	-	-	-	-	-	823,458
Credit rights	37,600	-	37,600	-	37,600	-	-	-	-	-	582,550
Fixed income	321,477	(25,709)	295,768	0.2	295,768	-	-	-	-	-	78,156
Variable income	142,181	4,204	146,385	0.1	146,385	-	-	-	-	-	162,752
Debentures	1,427,583	72,338	1,499,921	0.8	36,723	-	72,666	8,782	21,862	1,359,888	1,740,369
Eurobonds and other	885,380	18,217	903,597	0.5	-	79,183	61,568	20,746	485,873	256,227	1,151,903
Financial bills	5,461,169	-	5,461,169	2.8	-	1,105,637	870,412	664,256	1,555,454	1,265,410	5,332,338
Others	1,067	(6)	1,061	-	-	-	-	-	-	1,061	273,630
PGBL / VGBL fund quotas	106,431,575	-	106,431,575	54.5	106,431,575	-	-	-	-	-	88,804,684
Total	195,177,591	(126,166)	195,051,425	100.0	113,854,840	11,334,112	5,100,157	7,948,518	11,043,553	45,770,245	178,749,066
% per maturity term					58.3	5.8	2.6	4.1	5.7	23.5
Total – 06/30/2014	178,410,673	338,393	178,749,066	100.0	94,273,706	10,103,117	2,205,929	11,964,771	15,321,360	44,880,183
% per maturity term					52.7	5.7	1.2	6.7	8.6	25.1

At June 30, 2015, ITAÚ UNIBANCO HOLDING’s portfolio is composed Fund quotas fixed income R$ 4,064 without maturity (R$ 11,229,672 of 06/30/2014 portfolio is composed of Corporate Securities – Bank deposit certificates).

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2015	107

d)	Available-for-sale securities

See below the composition of the portfolio of available-for-sale securities by type, stated at cost and market value and by maturity term.

	06/30/2015										06/30/2014
	Cost	Adjustments to market value (in stockholders' equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
Government securities - domestic	25,593,179	(495,866)	25,097,313	31.4	72	160,547	114	179	3,431,145	21,505,256	23,015,205
Financial treasury bills	2,357,358	(135)	2,357,223	3.0	-	160,474	-	-	1,735,224	461,525	648,795
National treasury bills	824,815	(7,904)	816,911	1.0	-	-	-	-	-	816,911	4,087,192
National treasury notes	9,032,863	(155,158)	8,877,705	11.1	72	73	114	179	234,395	8,642,872	9,105,071
National treasury / Securitization	241,790	(3,017)	238,773	0.3	-	-	-	-	-	238,773	257,468
Brazilian external debt bonds	13,136,353	(329,652)	12,806,701	16.0	-	-	-	-	1,461,526	11,345,175	8,916,679
Government securities - abroad	9,153,079	(65,175)	9,087,904	11.3	353,278	1,123,980	963,620	3,101,084	2,742,805	803,137	10,232,774
Argentina	809	1	810	0.0	-	810	-	-	-	-	-
Belgium	-	-	-	0.0	-	-	-	-	-	-	47,445
Chile	1,009,544	3,370	1,012,914	1.3	163,129	747,844	84,041	11,043	6,857	-	1,084,009
Korea	1,624,664	-	1,624,664	2.0	-	-	-	975,863	648,801	-	2,910,110
Denmark	3,029,184	-	3,029,184	3.8	-	-	483,834	1,161,652	1,383,698	-	3,408,690
Spain	306,530	-	306,530	0.4	-	-	-	306,530	-	-	783,780
United States	1,139,363	1,793	1,141,156	1.4	-	208,510	-	202,154	281,407	449,085	518,201
France	191,237	1,630	192,867	0.2	-	-	35,630	-	-	157,237	125,024
Netherlands	167,575	2,425	170,000	0.2	-	-	-	-	97,005	72,995	121,092
Italy	-	-	-	0.0	-	-	-	-	-	-	102,079
Paraguay	1,381,923	(71,728)	1,310,195	1.6	11,380	156,978	346,687	441,789	286,634	66,727	803,301
Uruguay	293,987	(1,887)	292,100	0.4	178,769	9,838	13,428	2,053	31,078	56,934	323,234
Other	8,263	(779)	7,484		-	-	-	-	7,325	159	5,809
Corporate securities	45,650,294	88,994	45,739,288	57.3	4,225,308	2,197,111	3,835,496	3,216,294	10,599,423	21,665,656	37,682,979
Shares	1,173,244	(85,781)	1,087,463	1.4	1,087,463	-	-	-	-	-	764,638
Rural product note	1,329,443	(13,761)	1,315,682	1.7	112,878	328,024	84,653	216,066	288,848	285,213	1,063,621
Bank deposit certificate	1,476,076	503	1,476,579	1.8	442,116	159,166	38,595	836,702	-	-	488,308
Securitized real estate loans	2,320,858	32,461	2,353,319	2.9	14,060	(7,988)	(12,522)	(26,799)	53,965	2,332,603	2,785,071
Fund quotas	1,369,370	(34,812)	1,334,558	1.7	1,334,558	-	-	-	-	-	265,610
Credit rights	9,342	-	9,342	1.6	9,342	-	-	-	-	-	117,680
Fixed income	1,311,122	(41,846)	1,269,276	0.0	1,269,276	-	-	-	-	-	93,949
Variable income	48,906	7,034	55,940	0.1	55,940	-	-	-	-	-	53,981
Debentures	20,543,373	136,138	20,679,511	25.9	588,166	846,262	796,982	1,026,588	1,788,270	15,633,243	18,316,463
Eurobonds and other	8,395,361	43,826	8,439,187	10.5	457,380	502,824	1,405,575	604,633	2,325,867	3,142,908	5,164,446
Financial bills	7,553,357	(57,158)	7,496,199	9.4	45,905	339,552	734,405	335,273	5,985,098	55,966	7,042,268
Promissory notes	1,086,613	1,146	1,087,759	1.4	142,782	21,990	733,559	189,428	-	-	1,385,711
Other	402,599	66,432	469,031	0.6	-	7,281	54,249	34,403	157,375	215,723	406,843
Total	80,396,552	(472,047)	79,924,505	100.0	4,578,658	3,481,638	4,799,230	6,317,557	16,773,373	43,974,049	70,930,958
% per maturity term					5.7	4.4	6.0	7.9	21.0	55.0
Total – 06/30/2014	71,338,312	(407,354)	70,930,958	100.0	5,654,930	2,011,770	5,920,970	9,512,277	7,053,310	40,777,701
% per maturity term					8.0	2.8	8.3	13.4	10.0	57.5

	06/30/2015	06/30/2014
Adjustments to market value (in stockholders' equity) of available-for-sale securities	(472,047)	(407,354)
Adjustments of securities reclassified to the held-to-maturity category	(674,771)	(652,474)

Minority interest in subsidiaries	12,623	2,101
Accounting adjustment - hedge - Circular No. 3,082	1,284,356	(181,764)
Foreign exchange variation on investments / Net Investment Hedge in Foreign Operations	124,739	(197,877)
Liabilities of post-employment benefits	(161,104)	(349,975)
Deferred taxes	(180,104)	512,529
Asset valuation adjustments	(66,308)	(1,274,814)

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2015	108

e)	Held-to-maturity securities

See below the composition of the portfolio of held-to-maturity securities by type, stated at cost and by maturity term. Included in the carrying value at June 30, 2015, not considered in results, is an impairment loss of R$ 674,771 (R$ 652,474 at 06/30/2014) relating to the market adjustment of the reclassified securities. Securities classified under this type, if stated at market value, would present a negative adjustment of R$ 160,504 (would present a positive R$ 915.099 at 06/30/2014).

	06/30/2015								06/30/2014
	Carrying value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Carrying value
Government securities - domestic (*)	22,958,771	58.8	-	-	-	-	929,845	22,028,926	18,768,936
National treasury bills	6,983,943	17.9	-	-	-	-	84,352	6,899,591	6,224,075
National treasury notes	4,082,302	10.5	-	-	-	-	-	4,082,302	3,899,971
Brazilian external debt bonds	11,892,526	30.4	-	-	-	-	845,493	11,047,033	8,644,890
Government securities - abroad	11,829	0.0	-	-	-	-	-	11,829	21,357
Uruguay	11,813	0.0	-	-	-	-	-	11,813	21,346
Other	16	0.0	-	-	-	-	-	16	11
Corporate securities	16,107,284	41.2	66,998	532,586	118,894	214,418	1,150,214	14,024,174	10,677,670
Bank deposit certificate	4	0.0	4	-	-	-	-	-	-
Securitized real estate loans	16,094,466	41.2	66,994	532,586	118,894	214,418	1,150,214	14,011,360	10,677,212
Eurobonds and other	12,814	0.01	-	-	-	-	-	12,814	458
Total	39,077,884	100.0	66,998	532,586	118,894	214,418	2,080,059	36,064,929	29,467,963
% per maturity term			0.2	1.4	0.3	0.5	5.3	92.3
Total – 06/30/2014	29,467,963	100.0	98,927	380,971	211,838	317,282	556,322	27,902,623
% per maturity term			0.3	1.3	0.7	1.1	1.9	94.7

(*) Includes investments of Itaú Vida e Previdência S.A. in the amount of R$ 2,435,424 (R$ 2,343,143 at 06/30/2014).

f)	Reclassification of securities (article 5 of BACEN Circular No. 3,068, of 11/08/2001)

Management sets forth guidelines to classify securities. The classification of the current portfolio of securities, as well as the securities purchased in the period, is periodically and systematically evaluated based on such guidelines.

As set forth in Article 5 of BACEN Circular No. 3,068, of November 8, 2001, the revaluation regarding the classification of securities can only be made upon preparation of trial balances for six-month periods. In addition, the transfer from “held-to-maturity” to the other categories can only occur in view of an isolated, unusual, nonrecurring and unexpected event, which has occurred after the classification date.

No reclassifications or changes to the existing guidelines have been made in the period.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2015	109

g)	Derivative financial instruments

The globalization of the markets in recent years has resulted in a high level of sophistication in the financial products used. As a result of this process, there has been an increasing demand for derivative financial instruments to manage market risks, mainly arising from fluctuations in interest and exchange rates, commodities and other asset prices. Accordingly, ITAU UNIBANCO HOLDING and its subsidiaries operate in the derivative markets for meeting the growing needs of their clients, as well as carrying out their risk management policy. Such policy is based on the use of derivative instruments to minimize the risks resulting from commercial and financial operations.

The derivative financial instruments’ business with clients is carried out after the approval of credit limits. The process of limit approval takes into consideration potential stress scenarios.

Knowing the client, the sector in which it operates and its risk appetite profile, in addition to providing information on the risks involved in the transaction and the negotiated conditions, ensures transparency in the relationship between the parties and the supply of a product that better meets the needs of the client.

The derivative transactions carried out by ITAÚ UNIBANCO HOLDING and its subsidiaries with clients are neutralized in order to eliminate market risks.

The derivative contracts traded by the institution with clients in Brazil are swap, forward, option and futures contracts, which are registered at the BM&FBOVESPA or at the CETIP S.A. OTC Clearing House (CETIP). Overseas transactions are carried out with futures, forwards (onshore), options and swaps with registration mainly in the Chicago, New York and London Exchanges. It should be emphasized that there are over-the-counter operations, but their risks are low as compared to the institutions’ total. Noteworthy is also the fact that there are no structured operations based on subprime assets and all operations are based on risk factors traded at stock exchanges.

The main risk factors of the derivatives, assumed at June 30, 2015, were related to the foreign exchange rate, interest rate, commodities, U.S. dollar coupon, Reference Rate coupon, Libor and variable income. The management of these and other market risk factors is supported by sophisticated statistical and deterministic models. Based on this management model, the institution, with the use of transactions involving derivatives, has been able to optimize the risk-return ratios, even under highly volatile situations.

Most derivatives included in the institution’s portfolio are traded at stock exchanges. The prices disclosed by stock exchanges are used for these derivatives, except in cases in which the low representativeness of price due to liquidity of a specific contract is identified. Derivatives typically valued like this are futures contracts. Likewise, there are other instruments whose quotations (fair prices) are directly disclosed by independent institutions and which are valued based on this direct information. A great part of the Brazilian government securities, highly-liquid international (public and private) securities and shares fit into this situation.

For derivatives whose prices are not directly disclosed by stock exchanges, fair prices are obtained by pricing models which use market information, deducted based on prices disclosed for higher liquidity assets. Interest and market volatility curves which provide entry data for the models are extracted from those prices. Over- the-counter derivatives, forward contracts and securities without much liquidity are in this situation.

The total value of margins pledged in guarantee was R$ 3,108,354 (R$ 1,840,175 at June 30, 2014) and was basically composed of government securities.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2015	110

I -	Derivatives by index

	Memorandum account / Notional amount		Balance sheet account receivable / (received) (payable) paid	Adjustment to market value (in results / stockholders' equity)	Market value
	06/30/2015	06/30/2014	06/30/2015	06/30/2015	06/30/2015	06/30/2014
Futures contracts	442,187,006	430,167,782	(109,492)	127,052	17,560	213,664
Purchase commitments	124,735,676	148,111,990	(199,636)	160,053	(39,583)	315,946
Commodities	252,128	30,294	(2,403)	-	(2,403)	(644)
Indexes	49,088,816	21,449,583	(162,552)	(1,389)	(163,941)	114,329
Interbank market	28,709,619	111,861,732	34,825	(65)	34,760	(13,218)
Foreign currency	43,733,127	12,618,112	(70,386)	161,507	91,121	215,513
Securities	2,951,986	2,152,269	880	-	880	(34)
Commitments to sell	317,451,330	282,055,792	90,144	(33,001)	57,143	(102,282)
Commodities	318,671	484,771	25	-	25	(28)
Indexes	69,453,145	35,973,641	181,398	(334)	181,064	(92,733)
Interbank market	137,279,023	126,112,670	(103,772)	(95)	(103,867)	32,133
Foreign currency	106,807,872	108,959,189	12,582	(32,572)	(19,990)	(42,862)
Fixed rates	-	74,445	-	-	-	372
Securities	3,589,424	10,451,076	(86)	-	(86)	836
Other	3,195	-	(3)	-	(3)	-
Swap contracts			(7,020,822)	465,530	(6,555,292)	(2,452,845)
Asset position	265,447,700	347,569,639	4,108,167	1,289,570	5,397,737	4,396,569
Indexes	114,851,425	83,214,883	496,638	220,072	716,710	971,991
Interbank market	54,390,319	71,206,733	268,259	483,557	751,816	1,197,524
Foreign currency	12,152,983	11,881,596	1,956,044	80,758	2,036,802	652,639
Fixed rates	79,231,982	63,319,768	1,163,819	399,953	1,563,772	1,497,105
Floating rate	4,792,048	117,928,643	223,135	104,801	327,936	75,319
Securities	19,872	12,885	-	-	-	1,462
Other	9,071	5,131	272	429	701	529
Liability position	272,468,522	350,559,972	(11,128,989)	(824,040)	(11,953,029)	(6,849,414)
Commodities	23,647	28,438	-	-	-	(1,042)
Indexes	76,920,098	179,433,336	(2,931,998)	(37,077)	(2,969,075)	(2,687,370)
Interbank market	35,854,568	50,047,640	115,470	(647,466)	(531,996)	(453,851)
Foreign currency	26,452,439	21,924,300	(3,471,994)	(107,773)	(3,579,767)	(727,657)
Fixed rates	124,466,793	93,689,159	(4,672,671)	139,910	(4,532,761)	(2,877,619)
Floating rate	8,513,237	5,156,492	(117,781)	(180,973)	(298,754)	(52,080)
Securities	96,990	90,983	(49,950)	9,363	(40,587)	(48,511)
Other	140,750	189,624	(65)	(24)	(89)	(1,284)
Option contracts	494,985,545	813,256,666	1,306,551	(340,570)	965,981	888,705
Purchase commitments - long position	115,778,425	202,002,129	1,968,063	432,573	2,400,636	597,451
Commodities	611,890	598,360	27,328	(5,398)	21,930	14,888
Indexes	54,370,224	154,555,336	68,584	7,402	75,986	97,421
Interbank market	7,360,842	16,507,819	8,030	3,392	11,422	16,272
Foreign currency	48,542,840	27,231,786	1,759,501	49,741	1,809,242	242,369
Fixed rates	3,413	-	-	22	22	-
Floating rate	9,618	48,499	259	(259)	-	-
Securities	4,800,690	3,006,465	98,177	373,945	472,122	220,987
Other	78,908	53,864	6,184	3,728	9,912	5,514
Commitments to sell - long position	140,370,240	201,240,173	2,564,795	95,259	2,660,054	1,929,870
Commodities	393,025	320,843	11,942	9,736	21,678	11,522
Indexes	67,191,451	157,719,672	57,220	(16,144)	41,076	54,166
Interbank market	13,656,857	16,649,003	11,393	(11,102)	291	41,010
Foreign currency	50,357,727	20,634,594	1,060,513	(294,231)	766,282	611,674
Fixed rates	139,306	25,560	5,451	(244)	5,207	513
Floating rate	-	283,066	-	-	-	381
Securities	8,593,154	5,599,330	1,417,986	406,706	1,824,692	1,210,267
Other	38,720	8,105	290	538	828	337
Purchase commitments - short position	103,798,939	134,281,190	(1,669,984)	(794,770)	(2,464,754)	(713,760)
Commodities	433,268	292,925	(13,399)	(4,763)	(18,162)	(18,487)
Indexes	53,308,117	93,344,609	(152,942)	(11,793)	(164,735)	(92,863)
Interbank market	4,651,144	9,578,651	(7,939)	(7,001)	(14,940)	(10,077)
Foreign currency	41,320,573	28,507,611	(1,444,574)	(457,316)	(1,901,890)	(390,297)
Fixed rates	89,076	4,846	-	(476)	(476)	(12)
Securities	3,917,853	2,503,089	(44,946)	(309,692)	(354,638)	(196,510)
Other	78,908	49,459	(6,184)	(3,729)	(9,913)	(5,514)
Commitments to sell - short position	135,037,941	275,733,174	(1,556,323)	(73,632)	(1,629,955)	(924,856)
Commodities	409,092	370,982	(24,860)	(14,272)	(39,132)	(10,235)
Indexes	75,367,397	239,339,101	(212,897)	(12,462)	(225,359)	(109,964)
Interbank market	7,013,469	15,470,507	(13,892)	13,079	(813)	(54,210)
Foreign currency	45,942,566	17,424,913	(1,059,264)	342,371	(716,893)	(552,956)
Fixed rates	14,117	5,506	(475)	(50)	(525)	(78)
Floating rate	-	-	-	-	-	118
Securities	6,252,580	3,114,060	(244,645)	(401,760)	(646,405)	(197,194)
Other	38,720	8,105	(290)	(538)	(828)	(337)
Forward contracts	20,239,799	35,710,705	1,699,993	(3,944)	1,696,049	1,211,118
Purchases receivable	1,298,197	1,681,363	1,289,307	(2,256)	1,287,051	690,393
Commodities	-	154,465	-	-	-	16,760
Foreign currency	-	920,618	-	-	-	65,189
Fixed rates	65,602	273,683	65,514	32	65,546	273,565
Floating rate	1,232,595	260,695	1,223,759	(2,288)	1,221,471	261,057
Securities	-	71,902	34	-	34	73,822
Purchases payable	-	9,698,787	(1,289,307)	-	(1,289,307)	(933,914)
Commodities	-	42,216	-	-	-	(4,868)
Foreign currency	-	9,656,571	-	-	-	(322,522)
Fixed rates	-	-	(65,514)	-	(65,514)	(273,565)
Floating rate	-	-	(1,223,759)	-	(1,223,759)	(261,057)
Securities	-	-	(34)	-	(34)	(71,902)
Sales receivable	2,997,248	22,649,213	2,676,763	1,011	2,677,774	2,775,614
Commodities	20	147,665	20	-	20	10,548
Indexes	421	689	412	1	413	676
Interbank market	287,009	8,760,864	552	918	1,470	3,505
Foreign currency	-	11,405,680	-	-	-	444,263
Fixed rates	385,573	709,232	392,041	-	392,041	715,124
Floating rate	575,080	263,788	584,484	-	584,484	264,283
Securities	1,749,145	1,361,295	1,699,254	92	1,699,346	1,337,215
Sales deliverable	15,944,354	1,681,342	(976,770)	(2,699)	(979,469)	(1,320,975)
Commodities	-	30,843	-	-	-	(2,477)
Interbank market	15,944,354	552,904	-	(2,606)	(2,606)	(7)
Foreign currency	-	1,100,029	-	-	-	(65,185)
Fixed rates	-	-	(392,041)	(938)	(392,979)	(715,123)
Floating rate	-	-	(584,484)	841	(583,643)	(264,283)
Securities	-	(2,434)	(245)	4	(241)	(273,900)

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2015	111

	Memorandum account / Notional amount		Balance sheet account receivable / (received) (payable) / paid	Adjustments to market value (in results / stockholders' equity)	Market value
	06/30/2015	06/30/2014	06/30/2015	06/30/2015	06/30/2015	06/30/2014
Credit derivatives	10,717,728	7,955,162	12,016	(49,586)	(37,570)	(4,381)
Asset position	3,945,233	3,630,914	256,035	97,217	353,252	133,231
Foreign currency	2,472,243	-	204,540	52,910	257,450	-
Fixed rate	440,569	2,720,309	50,903	3,370	54,273	115,408
Securities	854,625	676,930	418	33,973	34,391	12,241
Other	177,796	233,675	174	6,964	7,138	5,582
Liability position	6,772,495	4,324,248	(244,019)	(146,803)	(390,822)	(137,612)
Foreign currency	2,556,542	-	(183,353)	(61,837)	(245,190)	-
Fixed rate	1,994,972	3,090,108	(46,102)	(7,652)	(53,754)	(115,133)
Securities	2,095,561	1,213,084	(14,575)	(73,426)	(88,001)	(21,916)
Other	125,420	21,056	11	(3,888)	(3,877)	(563)
Forwards operations	124,808,551	64,891,620	644,503	54,080	698,583	148,304
Asset position	69,712,134	32,702,241	2,535,000	80,677	2,615,677	692,447
Commodities	183,445	-	27,682	(4,758)	22,924	-
Indexes	108,412	29,845	494	-	494	90
Foreign currency	69,351,654	32,651,206	2,502,113	85,435	2,587,548	691,720
Securities	68,623	21,190	4,711	-	4,711	637
Liability position	55,096,417	32,189,379	(1,890,497)	(26,597)	(1,917,094)	(544,143)
Commodities	336,225	-	(35,177)	(4,721)	(39,898)	-
Indexes	6,989	-	(8)	-	(8)	-
Foreign currency	54,748,777	32,188,477	(1,855,262)	(21,876)	(1,877,138)	(544,142)
Securities	4,426	902	(50)	-	(50)	(1)
Swap with target flow	1,784,564	1,571,046	(361,444)	(31,251)	(392,695)	(97,192)
Asset position - Interbank market	711,560	758,347	-	-	-	-
Liability position	1,073,004	812,699	(361,444)	(31,251)	(392,695)	(97,192)
Interbank market	-	50,964	-	-	-	(477)
Foreign currency	1,073,004	761,735	(361,444)	(31,251)	(392,695)	(96,715)
Target flow of swap - asset position - foreign currency	1,060,027	815,305	18,213	164,861	183,074	45,702
Other derivative financial instruments	13,482,450	6,437,877	141,330	44,468	185,798	288,057
Asset position	12,093,558	4,620,315	2,528,953	551,861	3,080,814	674,501
Foreign currency	7,350,384	646,955	2,232,076	454,208	2,686,284	9,140
Fixed rate	776,705	1,198,996	35,085	3,402	38,487	361,077
Securities	3,817,646	2,747,912	261,822	90,917	352,739	303,440
Other	148,823	26,452	(30)	3,334	3,304	844
Liability position	1,388,892	1,817,562	(2,387,623)	(507,393)	(2,895,016)	(386,444)
Foreign currency	252,618	227,859	(2,327,636)	(487,594)	(2,815,230)	(20,627)
Fixed rate	-	-	-	-	-	(326,059)
Securities	984,984	1,363,625	(59,864)	(15,120)	(74,984)	(35,523)
Other	151,290	226,078	(123)	(4,679)	(4,802)	(4,235)

		Asset	17,835,804	2,837,825	20,673,629	12,149,442
		Liability	(21,504,956)	(2,407,185)	(23,912,141)	(11,908,310)
		TOTAL	(3,669,152)	430,640	(3,238,512)	241,132

Derivative contracts mature as follows (in days):

Memorandum account / notional amount	0 - 30	31 - 180	181 - 365	Over 365	06/30/2015	06/30/2014
Futures	78,555,685	134,136,609	65,755,646	163,739,066	442,187,006	430,167,782
Swaps	4,284,336	30,307,495	31,844,167	194,903,535	261,339,533	344,666,701
Options	198,311,620	224,784,302	51,491,617	20,398,006	494,985,545	813,256,666
Forwards (onshore)	2,985,854	4,449,524	9,451,085	3,353,336	20,239,799	35,710,705
Credit derivatives	-	703,459	1,203,453	8,810,816	10,717,728	7,955,162
Forwards (offshore)	37,966,801	58,797,524	21,112,426	6,931,800	124,808,551	64,891,620
Swaps with target flow	-	117,351	5,006	589,203	711,560	758,347
Target flow of swap	-	173,435	7,477	879,115	1,060,027	815,305
Other derivative financial instruments	711,758	2,079,407	1,137,956	9,553,329	13,482,450	6,437,877

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2015	112

II -	Derivatives by counterparty

See below the composition of the Derivative Financial Instruments portfolio (assets and liabilities) by type of instrument, stated at cost, market value, and maturity term.

	06/30/2015										06/30/2014
	Cost	Adjustments to market value (in results / stockholders' equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
Asset
Futures - BM&FBOVESPA	(109,492)	127,052	17,560	0.1	159,505	(69,075)	(18,840)	25,803	(6,320)	(73,513)	213,664
Swaps - adjustment receivable	4,108,167	1,289,570	5,397,737	26.1	97,128	157,903	116,291	286,729	1,595,387	3,144,299	4,396,569
BM&FBOVESPA	483,590	(82,563)	401,027	1.9	13,196	31,215	14,009	37,726	107,606	197,275	254,726
Companies	2,880,795	645,798	3,526,593	17.1	72,738	72,922	68,128	178,635	986,977	2,147,193	2,790,630
Financial institutions	698,261	580,682	1,278,943	6.2	3,460	39,312	24,754	106,393	397,098	707,926	1,024,663
Individuals	45,521	145,653	191,174	0.9	7,734	14,454	9,400	(36,025)	103,706	91,905	326,550
Option premiums	4,532,858	527,832	5,060,690	24.5	1,756,695	766,449	575,008	1,119,425	334,482	508,631	2,527,321
BM&FBOVESPA	2,886,859	(426,878)	2,459,981	11.9	1,432,249	158,803	232,046	624,484	6,050	6,349	1,399,978
Companies	364,104	497,969	862,073	4.2	55,470	96,708	70,509	145,208	165,869	328,309	275,876
Financial institutions	1,281,473	456,667	1,738,140	8.4	268,976	510,938	272,443	349,366	162,444	173,973	851,394
Individuals	422	74	496	0.0	-	-	10	367	119	-	73
Forwards (onshore)	3,966,070	(1,245)	3,964,825	19.2	2,702,792	611,029	626,889	23,831	240	44	3,466,007
BM&FBOVESPA	1,699,994	1,009	1,701,003	8.2	438,970	611,029	626,889	23,831	240	44	1,062,981
Companies	1,487,160	(963)	1,486,197	7.2	1,486,197	-	-	-	-	-	2,229,193
Financial institutions	778,916	(1,291)	777,625	3.8	777,625	-	-	-	-	-	173,036
Individuals	-	-	-	0.0	-	-	-	-	-	-	797
Credit derivatives - Financial institutions	256,035	97,217	353,252	1.7	-	409	3,464	1,810	9,921	337,648	133,231
Forwards (offshore)	2,535,000	80,677	2,615,677	12.7	377,860	675,844	590,146	643,725	125,887	202,215	692,447
Companies	1,138,909	50,991	1,189,900	5.8	162,315	222,237	338,351	209,179	101,957	155,861	291,653
Financial institutions	1,393,754	30,051	1,423,805	6.9	215,311	452,281	251,405	434,524	23,930	46,354	387,754
Individuals	2,337	(365)	1,972	0.0	234	1,326	390	22	-	-	13,040
Target flow of swap - Companies	18,213	164,861	183,074	0.8	-	17,702	-	821	64,824	99,727	45,702
Other derivative financial instruments	2,528,953	551,861	3,080,814	14.9	694,027	2,857	1,063,081	40,572	221,219	1,059,058	674,501
Companies	322,044	130,442	452,486	2.2	1,258	2,828	10,375	40,572	209,092	188,361	249,035
Financial institutions	2,206,909	421,419	2,628,328	12.7	692,769	29	1,052,706	-	12,127	870,697	425,466
Total	17,835,804	2,837,825	20,673,629	100.0	5,788,007	2,163,118	2,956,039	2,142,716	2,345,640	5,278,109	12,149,442
% per maturity term					28.0	10.5	14.3	10.4	11.3	25.5
Total - 06/30/2014	10,317,747	1,831,695	12,149,442	100.0	2,760,197	1,667,758	1,011,645	2,610,737	762,048	3,337,057
% per maturity term					22.7	13.7	8.3	21.5	6.3	27.5

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2015	113

	06/30/2015										06/30/2014
	Cost	Adjustments to market value (in results / stockholders' equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
Liabilities
Swaps - difference payable	(11,128,989)	(824,040)	(11,953,029)	50.0	(260,353)	(325,995)	(748,082)	(579,498)	(1,720,305)	(8,318,796)	(6,849,414)
BM&FBOVESPA	(665,870)	(422,665)	(1,088,535)	4.6	(2,666)	(75,892)	(15,053)	(41,901)	(386,896)	(566,127)	(448,732)
Companies	(3,908,675)	12,489	(3,896,186)	16.3	(244,964)	(179,576)	(587,153)	(317,227)	(707,956)	(1,859,310)	(2,460,219)
Financial institutions	(1,414,080)	(509,379)	(1,923,459)	8.0	(7,806)	(61,582)	(130,625)	(181,843)	(177,869)	(1,363,734)	(1,006,209)
Individuals	(5,140,364)	95,515	(5,044,849)	21.1	(4,917)	(8,945)	(15,251)	(38,527)	(447,584)	(4,529,625)	(2,934,254)
Option premiums	(3,226,307)	(868,402)	(4,094,709)	17.1	(505,272)	(882,470)	(819,599)	(962,416)	(402,126)	(522,826)	(1,638,616)
BM&FBOVESPA	(1,433,840)	134,273	(1,299,567)	5.4	(169,811)	(146,439)	(502,671)	(465,964)	(8,209)	(6,473)	(440,507)
Companies	(125,870)	(404,420)	(530,290)	2.2	(13,816)	(76,955)	(23,942)	(101,538)	(144,322)	(169,717)	(294,432)
Financial institutions	(1,663,373)	(598,668)	(2,262,041)	9.5	(321,645)	(658,622)	(292,950)	(393,091)	(249,097)	(346,636)	(903,382)
Individuals	(3,224)	413	(2,811)	-	-	(454)	(36)	(1,823)	(498)	-	(295)
Forwards (onshore)	(2,266,077)	(2,699)	(2,268,776)	9.5	(2,266,171)	-	(180)	(1,526)	(899)	-	(2,254,889)
BM&FBOVESPA	-	(2,605)	(2,605)	-	-	-	(180)	(1,526)	(899)	-	(7)
Companies	(1,487,161)	84	(1,487,077)	6.2	(1,487,077)	-	-	-	-	-	(1,998,533)
Financial institutions	(778,916)	(178)	(779,094)	3.3	(779,094)	-	-	-	-	-	(256,349)
Credit derivatives	(244,019)	(146,803)	(390,822)	1.7	-	(17,209)	(1,872)	(18,698)	(5,303)	(347,740)	(137,612)
Companies	(14,988)	7	(14,981)	0.1	-	(14,981)	-	-	-	-	(10,598)
Financial institutions	(229,031)	(146,810)	(375,841)	1.6	-	(2,228)	(1,872)	(18,698)	(5,303)	(347,740)	(127,014)
Forwards (offshore)	(1,890,497)	(26,597)	(1,917,094)	8.0	(356,059)	(538,194)	(414,600)	(380,632)	(140,042)	(87,567)	(544,143)
Companies	(1,167,344)	(27,240)	(1,194,584)	5.0	(181,377)	(272,470)	(283,168)	(276,942)	(120,420)	(60,207)	(94,859)
Financial institutions	(719,330)	878	(718,452)	3.0	(173,759)	(263,750)	(130,317)	(103,644)	(19,622)	(27,360)	(449,172)
Individuals	(3,823)	(235)	(4,058)	-	(923)	(1,974)	(1,115)	(46)	-	-	(112)
Swaps with target flow - Companies	(361,444)	(31,251)	(392,695)	1.6	-	(59,215)	-	(2,527)	-	(330,953)	(97,192)
Other derivative financial instruments	(2,387,623)	(507,393)	(2,895,016)	12.1	(696,413)	(578)	(1,174,988)	(3,362)	(18,747)	(1,000,928)	(386,444)
Companies	(140,037)	(503,279)	(643,316)	2.7	(757)	(578)	(1,099)	(3,362)	(6,547)	(630,973)	(60,384)
Financial institutions	(2,247,586)	(4,114)	(2,251,700)	9.4	(695,656)	-	(1,173,889)	-	(12,200)	(369,955)	(326,060)
Total	(21,504,956)	(2,407,185)	(23,912,141)	100.0	(4,084,268)	(1,823,661)	(3,159,321)	(1,948,659)	(2,287,422)	(10,608,810)	(11,908,310)
% per maturity term					17.1	7.6	13.2	8.1	9.6	44.4
Total - 06/30/2014	(10,950,075)	(958,235)	(11,908,310)	100.0	(2,276,230)	(1,010,396)	(618,141)	(1,531,552)	(680,245)	(5,791,746)
% per maturity term					19.1	8.5	5.2	12.9	5.7	48.6

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2015	114

III -	Derivatives by notional amount

See below the composition of the Derivative Financial Instruments portfolio by type of instrument, stated at their notional amounts, per trading location (organized or over-the-counter market) and counterparties.

	06/30/2015
	Futures	Swaps	Options	Forwards (onshore)	Credit derivatives	Forwards (offshore)	Swap with target flow	Target flow of swap	Other derivative financial instruments
BM&FBOVESPA	296,485,696	26,345,705	351,319,904	17,980,950	-	-	-	-	-
Over-the-counter market	145,701,310	234,993,828	143,665,641	2,258,849	10,717,728	124,808,551	711,560	1,060,027	13,482,450
Financial institutions	142,170,294	103,606,451	124,070,473	788,168	10,702,740	84,824,570	-	-	5,258,707
Companies	3,531,016	62,987,209	19,481,316	1,470,681	14,988	39,808,025	711,560	1,060,027	8,223,743
Individuals	-	68,400,168	113,852	-	-	175,956	-	-	-
Total	442,187,006	261,339,533	494,985,545	20,239,799	10,717,728	124,808,551	711,560	1,060,027	13,482,450
Total – 06/30/2014	430,167,782	344,666,701	813,256,666	35,710,705	7,955,162	64,891,620	758,347	815,305	6,437,877

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2015	115

IV -	Credit derivatives

See below the composition of the Credit Derivatives (assets and liabilities) portfolio stated at notional amount, and their effect on calculation of Required Referential Equity.

	06/30/2015			06/30/2014
	Notional amount of credit protection sold	Notional amount of credit protection purchased with identical underlying amount	Net position	Notional amount of credit protection sold	Notional amount of credit protection purchased with identical underlying amount	Net position
Credit swaps	(7,587,222)	3,115,518	(4,471,704)	(5,141,156)	1,428,786	(3,712,370)
Total return rate swaps	(14,988)	-	(14,988)	(1,385,220)	-	(1,385,220)
Total	(7,602,210)	3,115,518	(4,486,692)	(6,526,376)	1,428,786	(5,097,590)

The effect on the referential equity (Note 3) was R$ 406,171 (R$ 233,723 at 06/30/2014).

During the period, there was no occurrence of a credit event as defined in the agreements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2015	116

V -	Accounting hedge

The effectiveness computed for the hedge portfolio was in conformity with the provisions of BACEN Circular No. 3,082 of January 30, 2002, and the following accounting hedge structures are established:

I)	Cash flow - the purpose of the hedge relationship of ITAÚ UNIBANCO HOLDING CONSOLIDATED is to protect the cash flows of the payment of debt interest (CDB / Redeemable preferred shares/ Syndicated Loan) and the future foreign exchange rate, (anticipated transactions) related to its variable interest rate risk (CDI / LIBOR), and foreign exchange rate risk, making the cash flow constant (fixed rate) and regardless of the variations of DI Cetip Over and LIBOR and foreign exchange rate.

	06/30/2015			06/30/2014
	Hedge Instrument		Hedge assets	Hedge Instruments		Hedge assets
Strategies	Nominal value	Adjustment to market value (*)	Book value	Nominal value	Adjustment to market value (*)	Book value
Hedge of deposits and securities purchased under agreements to resell	56,996,512	1,357,305	59,085,997	84,605,351	(205,112)	84,400,239
Hedge of preferred shares	-	-	-	865,741	36,976	902,717
Hedge of syndicated loan	6,515,460	(72,949)	6,515,460	-	-	-
Hedge of highly probable anticipated transaction	-	-	-	68,086	(13,628)	54,458
Total	63,511,972	1,284,356	65,601,457	85,539,178	(181,764)	85,357,414

(*) Recorded in Stockholders’ Equity under heading Asset Valuation Adjustments.

The gains or losses related to the accounting hedge of cash flows that we expect to recognize in Results in the following 12 months amount to R$ 510,805 (R$ (120.365) at June 30, 2014).

ITAÚ UNIBANCO HOLDING CONSOLIDATED entered into Futures DDI contracts on BM&FBOVESPA maturing during 2014 to protect the future cash flows of highly probable anticipated transactions, arising from future contractual agreements in foreign currency against the exposure to future foreign exchange rates. During the second half of 2015, the cash flow of these contracts was realized, and, accordingly, these Asset Valuation Adjustments were reclassified and included in the initial cost of assets related to the Hedge of Highly Probable Anticipated Transaction.

To protect the future cash flows of debt against exposure to variable interest rates (CDI / LIBOR), ITAÚ UNIBANCO HOLDING CONSOLIDATED negotiated DI Futures agreements on BM&FBOVESPA with maturities between 2014 and 2018, Interest rate swap maturing in 2015 and Euro Dollar Futures on the Chicago Stock Exchange maturing between 2015 and 2017.

II)	Market risk – The hedging strategy against market risk of ITAÚ UNIBANCO HOLDING CONSOLIDATED consists of hedging the exposure to variation in market risk, in interest receipt, which are attributable to changes in interest rates related to recognized assets and liabilities.

	06/30/2015
	Hedge instrument		Hedge assets
Strategies	Nominal value	Adjustment to market value (*)	Nominal value	Adjustment to market value (*)
Hedge of loans	3,415,628	66,209	3,415,628	65,953
Hedge of structured funding	620,520	390	620,520	462
Total	4,036,148	66,599	4,036,148	66,415

	06/30/2014
	Hedge instrument		Hedge assets
Strategies	Nominal value	Adjustment to market value (*)	Nominal value	Adjustment to market value (*)
Hedge of loans	1,910,249	(57,432)	1,910,249	56,797
Hedge of structured funding	440,500	183	440,500	(170)
Total	2,350,749	(57,249)	2,350,749	56,627

(*) Recorded under heading Results from Securities and Derivative Financial Instruments.

To hedge the variation in market risk in interest receipt, ITAÚ UNIBANCO HOLDING uses interest rate swap contracts. Hedge assets and liabilities are related to fixed-rate expressed in unidad de fomento (CLF) and denominated in euros and U.S. dolar, issued by subsidiaries in Chile and London, respectively and with maturities between 2016 and 2030.

Receipts (payments) of interest flows are expected to occur and will affect the statement of income in monthly periods.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2015	117

III)	Hedge of net investment in foreign operations – ITAÚ UNIBANCO HOLDING CONSOLIDATED strategy of net investments in foreign operations consist of a hedge of the exposure in foreign currency arising from the functional currency of foreign operations, compared to the functional currency of the head office.

	06/30/2015			06/30/2014
	Hedge instrument		Hedge assets	Hedge instrument		Hedge assets
Strategies	Nominal value	Adjustment to market value (*)	Nominal value	Nominal value	Adjustment to market value (*)	Nominal value
Hedge of net investment in foreign operations (*)	18,404,571	(2,551,585)	10,529,255	12,404,030	532,419	7,442,269
Total	18,404,571	(2,551,585)	10,529,255	12,404,030	532,419	7,442,269

(*) Recorded in Stockholders’ Equity under heading Asset Valuation Adjustments.

To hedge the changes of future cash flows of exchange variation of net investments in foreign operations, ITAÚ UNIBANCO HOLDING CONSOLIDATED uses DDI Futures contracts traded on BM&FBOVESPA, Financial Assets and Forward contracts or NDF contracts entered into by our subsidiaries abroad.

Receipts (payments) of interest flows are expected to occur and will affect the statement of income upon the total or partial disposal of investments.

IV)	We present below the maturity terms of cash flow hedge and market risk hedge strategies:

06/30/2015							06/30/2014
Maturity term	Hedge of deposits and securities purchased under agreements to resell	Hedge of loans	Hedge of structured funding	Hedge of net investment in foreign operations	Hedge of syndicated loan	Total	Total
2014	-	-	-	-	-	-	53,483,757
2015	1,752,245	-	-	18,404,571	-	20,156,816	14,485,003
2016	10,150,963	276,628	620,520	-	-	11,048,111	8,585,665
2017	20,389,600	224,760	-	-	6,515,460	27,129,820	11,346,601
2018	22,162,000	427,719	-	-	-	22,589,719	10,995,327
2019	2,053,263	713,598	-	-	-	2,766,861	341,677
2020	173,975	75,600	-	-	-	249,575	35,260
2021	314,466	-	-	-	-	314,466	-
2022	-	185,561	-	-	-	185,561	167,694
2023	-	177,924	-	-	-	177,924	159,079
2025	-	45,385	-	-	-	45,385	39,376
2027	-	164,749	-	-	-	164,749	140,317
2028	-	501,313	-	-	-	501,313	424,330
2029	-	404,107	-	-	-	404,107	89,871
2030	-	218,284	-	-	-	218,284	-
Total	56,996,512	3,415,628	620,520	18,404,571	6,515,460	85,952,691	100,293,957

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2015	118

h)	Changes in adjustment to unrealized (*) market value for the period

	01/01 to 06/30/2015	01/01 to 06/30/2014
Opening balance	489,912	(2,016,483)
Adjustments with impact on:
Results	241,076	1,490,460
Trading securities	177,859	1,169,539
Derivative financial instruments	63,217	320,921
Stockholders’ equity	(2,165,790)	1,999,148
Available-for-sale	56,440	1,526,236
Accounting hedge – derivative financial instruments	(2,222,230)	472,912
Futures	(2,156,356)	457,778
Swap	(65,874)	15,134

Closing balance	(1,434,802)	1,473,125
Adjustment to market value	(1,434,802)	1,473,125
Trading securities	(126,166)	338,393
Available-for-sale securities	(472,047)	(407,354)
Derivative financial instruments	(836,589)	1,542,086
Trading securities	430,640	836,484
Accounting hedge	(1,267,229)	705,602
Futures	(1,267,229)	668,626
Swap	-	36,976

(*) The term unrealized in the context of Circular nº. 3.068 of 11/08/2001, of the Central Bank means not converted into cash.

i)	Realized gain of securities portfolio and derivatives financial instruments and foreign exchange variation on investments abroad

	01/01 to 06/30/2015	01/01 to 06/30/2014
Gain (loss) – trading securities	(444,964)	(236,304)
Gain (loss) – available-for-sale securities	(675,728)	(126,129)
Gain (loss) – derivatives	1,910,209	(1,517,406)
Gain (loss) – foreign exchange variation on investments abroad	6,780,719	(1,786,326)
Total	7,570,236	(3,666,165)

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2015	119

j)	Sensitivity analysis (trading and banking portfolios)

In compliance with CVM Instruction No. 475, ITAÚ UNIBANCO HOLDING CONSOLIDATED carried out a sensitivity analysis by market risk factors considered relevant to which it was exposed. The biggest losses arising, by risk factor, in each scenario, were stated with impact on result, net of tax effects, by providing a vision of the ITAÚ UNIBANCO HOLDING CONSOLIDATED exposure under exceptional scenarios.

The sensitivity analyses of the non-trading and the trading portfolio shown in this report are an evaluation of a static position of the portfolio exposure and, therefore, do not consider the management’s quick response capacity (treasury and control areas), which triggers risk mitigating measures, whenever a situation of high loss or risk is identified by minimizing the sensitivity towards significant losses. In addition, the study's sole purpose is to disclose the exposure to risks and the respective protective actions, taking into account the fair value of financial instruments, irrespective of the accounting practices adopted by the ITAÚ UNIBANCO HOLDING CONSOLIDATED.

Trading portfolio	Exposures	06/30/2015 (*)
		Scenarios
Risk factors	Risk of variation in:	I	II	III
Interest Rate	Fixed Income Interest Rates in reais	(901)	(295,786)	(582,344)
Foreign Exchange Linked	Foreign Exchange Linked Interest Rates	139	(1,064)	(1,634)
Foreign Exchange Rates	Prices of Foreign Currencies	(6,521)	261,547	835,720
Price Index Linked	Interest of Inflation coupon	(115)	(17,798)	(34,565)
TR	TR Linked Interest Rates	(0)	(7)	(13)
Equities	Prices of Equities	130	(18,906)	(54,752)
Total		(7,268)	(72,015)	162,412

(*) Amounts net of tax effects.

Trading and Banking portfolios	Exposures	06/30/2015 (*)
		Scenarios
Risk factors	Risk of variation in:	I	II	III
Interest Rate	Fixed Income Interest Rates in reais	(4,593)	(1,500,840)	(2,879,879)
Foreign Exchange Linked	Foreign Exchange Linked Interest Rates	520	(4,795)	(6,031)
Foreign Exchange Rates	Prices of Foreign Currencies	(8,936)	369,523	1,147,724
Price Index Linked	Interest of Inflation coupon	(2,237)	(331,819)	(637,866)
TR	TR Linked Interest Rates	1,004	(272,111)	(604,143)
Equities	Prices of Equities	3,023	(85,026)	(186,942)
Total		(11,219)	(1,825,068)	(3,167,137)

(*) Amounts net of tax effects.

The following scenarios are used to measure the sensitivity:

•	Scenario I: Shocks of 1 base point in interest rates and associated indexes, and 1 percentage point in currency and share prices;

•	Scenario II: Shocks of 25 percent in interest fixed rates, currency coupon, inflation, interest rate indexes and currency and share prices, both for growth and fall, considering the largest resulting losses per risk factor;

•	Scenario III: Shocks of 50 percent in interest fixed rates, currency coupon, inflation, interest rate indexes and currency and share prices, both for growth and fall, considering the largest resulting losses per risk factor.

Derivative financial instruments engaged by ITAÚ UNIBANCO HOLDING CONSOLIDATED are shown in the item Derivative financial instruments in this note.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2015	120

Note 8 - Loan, lease and other credit operations

a)	Composition of the portfolio with credit granting characteristics

I – By type of operations and risk level

	06/30/2015										06/30/2014
Risk levels	AA	A	B	C	D	E	F	G	H	Total	Total
Loan operations	226,079,497	80,758,520	32,349,927	13,570,001	11,137,167	3,311,355	2,517,068	3,451,257	9,518,014	382,692,806	343,566,935
Loans and discounted trade receivables	83,830,751	69,749,990	25,633,175	10,047,309	8,624,931	2,563,874	2,214,237	3,124,752	8,318,497	214,107,516	186,019,349
Financing	86,806,131	9,484,862	5,104,573	2,826,965	2,150,083	608,496	255,213	292,866	1,105,087	108,634,276	107,183,270
Farming and agribusiness financing	6,065,966	893,309	461,723	203,014	33,455	60,699	1,610	1,125	30,506	7,751,407	7,142,887
Real estate financing	49,376,649	630,359	1,150,456	492,713	328,698	78,286	46,008	32,514	63,924	52,199,607	43,221,429

Lease operations	3,411,391	738,326	622,619	282,153	120,480	47,673	21,019	34,057	131,904	5,409,622	7,947,651

Credit card operations	-	48,624,898	4,352,082	1,894,314	1,065,276	592,323	635,808	506,292	2,733,584	60,404,577	56,730,420

Advance on exchange contracts (1)	2,424,008	377,992	319,955	158,724	27,696	23,619	7,684	938	94,545	3,435,161	4,286,956

Other sundry receivables (2)	1,151,476	3,321,512	804	15,226	314	17	82,887	11,640	937,198	5,521,074	2,396,061

Total operations with credit granting characteristics	233,066,372	133,821,248	37,645,387	15,920,418	12,350,933	3,974,987	3,264,466	4,004,184	13,415,245	457,463,240	414,928,023
Endorsements and sureties (3)	-	-	-	-	-	-	-	-	-	74,242,979	72,694,651
Total with endorsements and sureties	233,066,372	133,821,248	37,645,387	15,920,418	12,350,933	3,974,987	3,264,466	4,004,184	13,415,245	531,706,219	487,622,674
Total – 06/30/2014	212,193,610	119,692,831	35,058,621	16,555,854	9,235,066	3,964,726	3,018,629	3,530,579	11,678,107	414,928,023

(1) Includes Advances on exchange contracts and Income receivable from advances granted, reclassified from Liabilities – Foreign exchange portfolio / Other receivables (Note 2a);

(2) Includes Securities and credits receivable, Debtors for purchase of assets and Endorsements and sureties paid;

(3) Recorded in Memorandum Accounts.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2015	121

II – By maturity and risk level

	06/30/2015										06/30/2014
	AA	A	B	C	D	E	F	G	H	Total	Total
	Overdue Operations (1) (2)
Falling due installments	-	-	2,337,647	2,203,419	1,977,843	1,424,118	1,083,024	1,148,437	3,376,260	13,550,748	13,729,541
01 to 30	-	-	121,649	125,470	170,617	60,436	49,944	69,156	182,597	779,869	714,609
31 to 60	-	-	91,638	101,756	71,736	46,343	37,430	41,163	137,107	527,173	598,817
61 to 90	-	-	90,910	103,906	70,718	48,031	42,829	42,362	136,409	535,165	568,417
91 to 180	-	-	242,120	277,968	244,925	126,831	104,908	119,347	389,815	1,505,914	1,678,530
181 to 365	-	-	378,907	463,699	370,555	233,195	197,574	225,962	680,645	2,550,537	3,098,943
Over 365	-	-	1,412,423	1,130,620	1,049,292	909,282	650,339	650,447	1,849,687	7,652,090	7,070,225
Overdue installments	-	-	877,120	978,547	1,471,001	911,610	1,189,330	1,295,842	7,074,032	13,797,482	10,677,981
01 to 14	-	-	6,116	59,026	35,824	25,212	20,304	22,475	68,085	237,042	291,597
15 to 30	-	-	852,536	153,264	480,151	69,652	69,809	60,818	174,172	1,860,402	1,134,049
31 to 60	-	-	18,468	737,617	208,749	131,219	163,211	103,855	354,635	1,717,754	1,372,507
61 to 90	-	-	-	18,043	709,619	135,715	143,003	203,883	437,033	1,647,296	1,326,490
91 to 180	-	-	-	10,597	36,658	539,378	772,179	876,530	1,990,149	4,225,491	3,059,046
181 to 365	-	-	-	-	-	10,434	20,824	28,281	3,972,687	4,032,226	3,399,792
Over 365	-	-	-	-	-	-	-	-	77,271	77,271	94,500
Subtotal	-	-	3,214,767	3,181,966	3,448,844	2,335,728	2,272,354	2,444,279	10,450,292	27,348,230	24,407,522
Specific allowance	-	-	(32,148)	(95,460)	(344,884)	(700,718)	(1,136,177)	(1,710,995)	(10,450,292)	(14,470,674)	(12,984,485)
Subtotal - 06/30/2014	-	-	2,744,287	3,323,399	2,690,568	1,891,961	2,143,885	2,215,565	9,397,857	24,407,522

	Non-overdue operations
Falling due installments	232,720,882	132,754,884	34,073,715	12,501,819	6,666,361	1,591,495	969,970	1,535,527	2,925,838	425,740,491	388,255,305
01 to 30	17,427,277	30,157,676	5,936,004	3,173,980	1,285,640	252,520	221,133	92,672	447,016	58,993,918	58,189,115
31 to 60	16,332,469	13,727,041	3,516,954	1,078,635	426,406	82,557	45,330	840,395	182,999	36,232,786	33,668,934
61 to 90	10,642,652	9,681,036	2,353,752	841,343	296,247	151,292	29,730	22,614	140,853	24,159,519	21,651,626
91 to 180	21,446,891	16,714,240	4,728,425	1,609,472	495,253	123,217	76,839	54,091	450,294	45,698,722	42,806,908
181 to 365	32,037,489	17,108,600	5,227,803	1,492,772	1,092,626	199,227	123,390	104,328	396,058	57,782,293	54,349,255
Over 365	134,834,104	45,366,291	12,310,777	4,305,617	3,070,189	782,682	473,548	421,427	1,308,618	202,873,253	177,589,467
Overdue up to 14 days	345,490	1,066,364	356,905	236,633	2,235,728	47,764	22,142	24,378	39,115	4,374,519	2,265,196
Subtotal	233,066,372	133,821,248	34,430,620	12,738,452	8,902,089	1,639,259	992,112	1,559,905	2,964,953	430,115,010	390,520,501
Generic allowance	-	(669,106)	(344,306)	(382,154)	(890,209)	(491,778)	(496,056)	(1,091,934)	(2,964,953)	(7,330,496)	(6,345,089)
Subtotal - 06/30/2014	212,193,610	119,692,831	32,314,334	13,232,455	6,544,498	2,072,765	874,744	1,315,014	2,280,250	390,520,501
Grand total	233,066,372	133,821,248	37,645,387	15,920,418	12,350,933	3,974,987	3,264,466	4,004,184	13,415,245	457,463,240	414,928,023
Existing allowance	-	(669,106)	(476,905)	(1,590,451)	(3,704,044)	(1,987,096)	(2,284,800)	(4,003,784)	(13,415,245)	(28,131,431)	(24,546,541)
Minimum allowance required	-	(669,106)	(376,454)	(477,614)	(1,235,093)	(1,192,496)	(1,632,233)	(2,802,929)	(13,415,245)	(21,801,170)	(19,329,574)
Additional allowance (3)	-	-	(100,451)	(1,112,837)	(2,468,951)	(794,600)	(652,567)	(1,200,855)	-	(6,330,261)	(5,216,967)
Grand total - 06/30/2014	212,193,610	119,692,831	35,058,621	16,555,854	9,235,066	3,964,726	3,018,629	3,530,579	11,678,107	414,928,023
Existing allowance	-	(598,464)	(350,586)	(1,455,380)	(2,839,072)	(1,981,967)	(2,112,739)	(3,530,226)	(11,678,107)	(24,546,541)
Minimum allowance required	-	(598,464)	(350,586)	(496,676)	(1,035,602)	(1,189,418)	(1,509,315)	(2,471,406)	(11,678,107)	(19,329,574)
Additional allowance (3)	-	-	-	(958,704)	(1,803,470)	(792,549)	(603,424)	(1,058,820)	-	(5,216,967)
(1)	Operations with overdue installments for more than 14 days or under control of administrators or in bankruptcy processcompanies.
(2)	The balance of non-accrual operations amounts to R$ 18,358,822 (R$ 17,134,206 at 06/30/2014).
(3)	Allocated to each level of risk in order to explain the additional volume required for alignment to the amount of the expected loss.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2015	122

III – By business sector

	06/30/2015%		06/30/2014%
Public Sector	5,212,629	1.1%	3,803,478	0.9%
Energy	105,449	0.0%	45,141	0.0%
Petrochemical and chemical	4,820,879	1.1%	3,558,819	0.9%
Sundry	286,301	0.1%	199,518	0.0%
Private sector	452,250,611	98.9%	411,124,545	99.1%
Companies	242,860,241	53.1%	223,125,657	53.8%
Sugar and alcohol	10,116,148	2.2%	8,573,422	2.1%
Agribusiness and fertilizers	13,521,099	3.0%	12,566,972	3.0%
Food and beverage	11,426,809	2.5%	10,842,824	2.6%
Banks and other financial institutions	5,766,877	1.3%	3,764,177	0.9%
Capital assets	7,460,689	1.6%	8,858,737	2.1%
Pulp and paper	2,804,363	0.6%	3,056,837	0.7%
Publishing and printing	1,000,061	0.2%	1,074,342	0.3%
Electronic and IT	4,051,533	0.9%	4,607,125	1.1%
Packaging	2,476,395	0.5%	2,211,306	0.5%
Energy and sewage	7,267,715	1.6%	6,941,452	1.7%
Education	1,562,582	0.3%	1,342,456	0.3%
Pharmaceuticals and cosmetics	4,313,974	0.9%	4,170,628	1.0%
Real estate agents	18,502,103	4.0%	17,403,627	4.2%
Entertainment and tourism	3,836,448	0.8%	3,706,484	0.9%
Wood and furniture	2,877,432	0.6%	3,226,409	0.8%
Construction material	5,638,044	1.2%	5,547,031	1.3%
Steel and metallurgy	10,862,558	2.4%	9,022,054	2.2%
Media	1,154,457	0.3%	1,037,073	0.2%
Mining	4,673,249	1.0%	3,620,379	0.9%
Infrastructure work	4,499,206	1.0%	4,873,222	1.2%
Oil and gas (*)	4,698,874	1.0%	4,112,106	1.0%
Petrochemical and chemical	6,557,377	1.4%	6,111,075	1.5%
Health care	2,072,674	0.5%	1,695,027	0.4%
Insurance and reinsurance and pension plans	1,340	0.0%	14,538	0.0%
Telecommucations	1,199,307	0.3%	1,468,768	0.4%
Third sector	3,678,721	0.8%	2,137,105	0.5%
Trading	1,839,596	0.4%	1,881,965	0.5%
Transportation	15,483,731	3.4%	17,278,909	4.2%
Domestic appliances	2,195,342	0.5%	2,540,805	0.6%
Vehicles and autoparts	16,115,417	3.5%	13,765,118	3.3%
Clothing and shoes	4,923,168	1.1%	5,056,809	1.2%
Commerce - sundry	14,020,509	3.1%	13,167,731	3.2%
Industry - sundry	7,824,525	1.7%	5,374,310	1.3%
Sundry services	25,043,431	5.5%	21,290,509	5.1%
Sundry	13,394,487	2.9%	10,784,325	2.6%
Individuals	209,390,370	45.8%	187,998,888	45.3%
Credit cards	59,547,173	13.0%	55,906,774	13.5%
Real estate financing	40,612,076	8.9%	32,508,932	7.8%
Consumer loans / overdraft	82,340,888	18.0%	63,387,431	15.3%
Vehicles	26,890,233	5.9%	36,195,751	8.7%
Grand total	457,463,240	100.0%	414,928,023	100.0%

(*) Comprises trade of fuel.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2015	123

b)	Credit concentration

	06/30/2015		06/30/2014
Loan, lease and other credit operations (*)	Risk	% of total	Risk	% of total
Largest debtor	6,232,939	1.2	4,827,213	1.0
10 largest debtors	34,124,895	6.4	30,752,300	6.3
20 largest debtors	52,899,973	9.9	49,910,989	10.2
50 largest debtors	87,142,445	16.4	82,539,024	16.9
100 largest debtors	117,620,786	22.1	110,954,289	22.8

(*) The amounts include endorsements and sureties.

	06/30/2015		06/30/2014
Loan, lease and other credit operations and securities of companies and financial institutions (*)	Risk	% of total	Risk	% of total
Largest debtor	6,393,218	1.0	5,002,519	0.9
10 largest debtors	45,654,616	7.3	38,709,498	6.9
20 largest debtors	73,863,960	11.9	63,405,041	11.3
50 largest debtors	122,579,417	19.7	109,240,491	19.6
100 largest debtors	163,372,291	26.2	146,682,452	26.3

(*) The amounts include endorsements and sureties.

c)	Changes in allowance for loan losses

	01/01 to 06/30/2015	01/01 to 06/30/2014
Opening balance	(26,947,986)	(26,371,185)
Net increase for the period	(10,973,975)	(8,696,371)
Transfer of financial assets	1,027,897	-
Write-Off	8,762,633	10,521,015
Closing balance (1)	(28,131,431)	(24,546,541)
Required by Resolution No. 2,682/99	(21,801,170)	(19,329,574)
Specific allowance (2)	(14,470,674)	(12,984,485)
Generic allowance (3)	(7,330,496)	(6,345,089)
Additional allowance (4)	(6,330,261)	(5,216,967)
(1)	The allowance for loan losses related to the lease portfolio amounts to: R$ (211,900) (R$ (502,186) at June 30, 2014).
(2)	Operations with overdue installments for more than 14 days or under responsibility of administrators or in bankruptcy process companies.
(3)	For operations not covered in the previous item due to the classification of the client or operation.
(4)	Refers to the provision in excess of the minimum required percentage by CMN Resolution No. 2,682 of December 21, 1999, based on the expected loss methodology adopted in the institution’s credit risk management, which also considers the potential losses in revolving credit.

At June 30, 2015, the balance of the allowance in relation to the loan portfolio is equivalent to 6.1% (5.9% at June 30, 2014).

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2015	124

d)	Recovery and renegotiation of credits

I -	Composition of the result of allowance for loan losses

	01/01 to 06/30/2015	01/01 to 06/30/2014
Expenses for allowance for loan losses	(10,973,975)	(8,696,371)
Income from recovery of credits written off as loss	2,193,339	2,321,335
Result of allowance for loan losses (*)	(8,780,636)	(6,375,036)

(*) The amounts related to the lease portfolio from 01/01 to 06/30/2015 are: Expenses for allowance for loan losses R$ (72,214) (R$ (150,961) from 01/01 to 06/30/2014) and Income from recovery of credits written off as loss R$ 73,283 (R$ 112,552 from 01/01 to 06/30/2014).

II -	Renegotiated loan operations

	06/30/2015			06/30/2014
	Portfolio (1)	Allowance for Loan Losses	%	Portfolio (1)	Allowance for Loan Losses	%
Amended Credit Agreements	20,011,472	(6,824,577)	34.1%	17,015,600	(7,009,605)	41.2%
(-) Amended Operations non-overdue (2)	(7,465,874)	1,101,946	14.8%	(4,890,101)	994,712	20.3%
Renegotiated loan operations	12,545,598	(5,722,631)	45.6%	12,125,499	(6,014,893)	49.6%

(1)	The amounts related to the lease portfolio are R$ 156,324 (R$ 452,208 at June 30, 2014).
(2)	Resulting from non-overdue transations or with a delay of less than 30 days, reflex of changes in the original contractual terms.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2015	125

e)	Restricted operations on assets

See below the information related to the restricted operations on assets, in accordance with CMN Resolution No. 2,921, of January 17, 2002.

	06/30/2015					01/01 to 06/30/2015	06/30/2014	01/01 to 06/30/2014
	0 - 30	31 - 180	181 - 365	Over 365 days	Total	Income (expenses)	Total	Income (expenses)
Restricted operations on assets
Loan operations		-	9,598	218,739	228,337	36,947	238,274	796
Liabilities - restricted operations on assets
Foreign borrowings through securities		29,385	451	198,126	227,962	(34,017)	238,184	(770)
Net revenue from restricted operations						2,930		26

At June 30, 2015, and June 30, 2014 there were no balances in default.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2015	126

f)	Operations of sale or transfers and acquisitions of financial assets

I -	Credit assignments (transfers of receivables) carried out through December 2011 were recorded in accordance with current regulation together with income recognition at the time of the assignment, regardless of the risks and benefits being retained or not.

In compliance with CMN Resolution No. 3,809, of October 28, 2009, the amount of operations assigned with joint obligation, at June 30, 2015 where the entity significantly retained the related risks and benefits is R$ 195,196 (R$ 256,713 at 06/30/2014), composed of real estate financing of R$ 181,772 (R$ 240,978 at 06/30/2014) and farming financing of R$ 13,424 (R$ 15,735 at 06/30/2014).

II-	Beginning January 2012, as provided for by CMN Resolution No. 3,533, of January 31, 2008 and supplementary regulation, accounting records take into consideration the retention or non-retention of risks and benefits on sale or transfers of financial assets.

ITAÚ UNIBANCO HOLDING CONSOLIDATED carried out operations for sale or transfer of financial assets in which there was retention of credit risks of financial assets transferred. Therefore, such credits continue to be recorded as credit operations totaling R$ 5,726,575 at June 30, 2015. The operations are composed of: real estate financing in which the amount recorded as assets R$ 2,905,520 and a fair value of R$ 2,899,111 and the amount recorded as liabilities in the line Other sundry liabilities of R$ 2,904,488 and a fair value of R$ 2,898,079 and working capital operations, which amount recorded in assets is R$ 2,821,055 with fair value of R$ 2,821,055, and the amount recorded in liabilities under Other Liabilities – Sundry of R$ 2,820,987 with fair value of R$ 2,820,987.

Sales or transfers of financial assets without risk and benefit retention totaling R$ 648,203 with effect on results of R$ 13,230, net of Allowance for Loan Losses.

On June 30, 2015, the transfer of financial assets with no retention of risks and benefits between related company, related of operations for recovery expectation is considered by Management as remote, was carried out. The portfolio in the amount of R$ 1,080,021, fully provided for, was carried out for R$ 52,124, in accordance with the appraisal report. The operation did not give rise to any impact in the consolidated result.

Acquisitions of loan portfolios with the retention of assignor’s risks carried out as from January 2012 to June 30, 2015 total R$ 4,468,753, and the total amount of acquired portfolios is R$ 4,471,317, at June 30, 2015.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2015	127

Note 9 - Foreign exchange portfolio

	06/30/2015	06/30/2014
Assets - other receivables	65,874,535	34,216,934
Exchange purchase pending settlement – foreign currency	36,287,611	18,993,207
Bills of exchange and term documents – foreign currency	-	1,987
Exchange sale rights – local currency	30,073,504	15,951,218
(Advances received) – local currency	(486,580)	(729,478)
Liabilities – other liabilities (Note 2a)	66,428,747	35,171,203
Exchange sales pending settlement – foreign currency	30,229,630	16,032,028
Liabilities from purchase of foreign currency – local currency	36,017,377	19,052,366
Other	181,740	86,809
Memorandum accounts	1,105,063	1,090,627
Outstanding import credits – foreign currency	1,038,652	1,071,833
Confirmed export credits – foreign currency	66,411	18,794

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2015	128

Note 10 – Funding and borrowings and onlending

a)	Summary

	06/30/2015						06/30/2014
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
Deposits	176,686,656	34,683,407	11,523,307	57,549,925	280,443,322	35.5	277,346,833	37.2
Deposits received under securities repurchase agreements	144,090,685	12,075,847	16,881,795	132,251,841	305,300,168	38.7	293,342,341	39.3
Funds from acceptance and issuance of securities	3,482,226	14,946,656	8,932,715	24,812,940	52,174,537	6.6	45,291,686	6.1
Borrowings and onlending	4,881,065	19,457,982	23,273,978	44,525,046	92,138,071	11.7	77,048,175	10.3
Subordinated debt (*)	175,716	1,735,460	5,153,593	52,163,581	59,228,350	7.5	52,989,174	7.1
Total	329,316,375	82,899,352	65,765,388	311,303,333	789,284,448		746,018,209
% per maturity term	41.7	10.5	8.3	39.5
Total – 06/30/2014	313,275,189	78,245,131	50,496,479	304,001,410	746,018,209
% per maturity term	42.0	10.5	6.8	40.7
(*) At 06/30/2014 includes R$ 869,234 of Redeemable Preferred Shares classified under Minority Interest in Balance Sheet.

b)	Deposits

	06/30/2015						06/30/2014
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
Demand deposits	50,540,410	-	-	-	50,540,410	18.0	44,847,485	16.2
Savings accounts	113,974,326	-	-	-	113,974,326	40.6	110,840,114	40.0
Interbank	3,619,814	21,250,286	1,553,929	590,136	27,014,165	9.6	4,062,038	1.5
Time deposits	8,552,133	13,433,121	9,969,378	56,959,789	88,914,421	31.7	117,597,196	42.3
Total	176,686,683	34,683,407	11,523,307	57,549,925	280,443,322		277,346,833
% per maturity term	63.0	12.4	4.1	20.5
Total – 06/30/2014	172,929,498	34,170,793	11,644,318	58,602,224	277,346,833
% per maturity term	62.4	12.3	4.2	21.1

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2015	129

c)	Deposits received under securities repurchase agreements

	06/30/2015						06/30/2014
	0 - 30	31 - 180	181 - 365	Over 365 days	Total	%	Total	%
Own portfolio	72,070,086	10,161,232	14,126,108	107,452,613	203,810,039	66.8	180,075,459	61.4
Government securities	52,674,967	152,916	-	3,364	52,831,247	17.3	38,512,617	13.1
Own issue	3,518,832	9,838,036	14,126,108	107,449,249	134,932,225	44.2	129,620,295	44.2
Foreign	15,876,287	170,280	-	-	16,046,567	5.3	11,942,547	4.1
Third-party portfolio	71,371,208	-	-	-	71,371,208	23.3	81,088,165	27.6
Free portfolio	649,391	1,914,615	2,755,687	24,799,228	30,118,921	9.9	32,178,717	11.0
Total	144,090,685	12,075,847	16,881,795	132,251,841	305,300,168		293,342,341
% per maturity term	47.2	4.0	5.5	43.3
Total – 06/30/2014	134,229,467	13,122,170	13,927,184	132,063,520	293,342,341
% per maturity term	45.8	4.5	4.7	45.0

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2015	130

d)	Funds from acceptance and issuance of securities

	06/30/2015						06/30/2014
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
Funds from bills:	3,057,645	11,961,221	5,311,670	7,280,080	27,610,616	53.0	29,923,377	66.0
Financial	193,911	1,940,842	2,859,943	2,388,643	7,383,339	14.2	13,871,073	30.6
Off real estate loans	2,467,271	7,496,617	1,114,227	1,397,048	12,475,163	23.9	8,670,249	19.1
Bill of credit related to agribusiness	389,726	2,515,429	1,323,813	3,382,638	7,611,606	14.6	7,234,847	16.0
Mortgage notes	6,737	8,333	13,687	111,751	140,508	0.3	147,208	0.3
Foreign securities	129,560	2,361,202	3,436,997	15,228,519	21,156,278	40.5	13,888,241	30.7
Non-trade related – issued abroad	129,560	2,361,202	3,436,997	15,228,519	21,156,278	40.5	13,888,241	30.7
Brazil risk note programme	-	1,607,160	657,553	3,959,516	6,224,229	11.9	3,426,025	7.6
Structure note issued	127,811	524,215	1,330,306	4,966,565	6,948,897	13.3	4,884,855	10.8
Bonds	416	218,097	103,073	5,582,586	5,904,172	11.3	3,373,185	7.4
Fixed rate notes	-	-	1,121,109	535,779	1,656,888	3.2	1,882,330	4.2
Eurobonds	1,333	11,730	28,981	77,806	119,850	0.2	77,856	0.2
Other	-	-	195,975	106,267	302,242	0.6	243,990	0.5
Structured Operations Certificates (*)	295,021	624,233	184,048	2,304,341	3,407,643	6.5	1,480,068	3.3
Total	3,482,226	14,946,656	8,932,715	24,812,940	52,174,537		45,291,686
% per maturity term	6.7	28.6	17.1	47.6
Total – 06/30/2014	2,277,197	12,658,531	8,879,682	21,476,276	45,291,686
% per maturity term	5.1	27.9	19.6	47.4

(*) As of June 30, 2015, the market value of the funding from Structured Operations Certificates issued is R$ 3,773,609 (R$ 1,700,047 of June 30,2014) according to BACEN Circular Letter No. 3,623.

ITAÚ UNIBANCO HOLDING’s portfolio is composed of Brazil Risk Note Programme with maturities of 31 days to 180 days in the amount of R$ 514,568 (R$ 5,542 at 06/30/2014) and over 365 days in the amount of R$ 3,219,489 (R$ 500,000 at 06/30/2014), totaling R$ 3,734,057 (R$ 505.542 at 06/30/2014).

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2015	131

e)	Borrowings and onlending

	06/30/2015						06/30/2014
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
Borrowings	3,480,970	14,081,062	16,138,382	15,816,787	49,517,201	53.7	33,530,062	43.5
Domestic	963,209	101,336	84,861	81,665	1,231,071	1.3	723,165	0.9
Foreign (*)	2,517,761	13,979,726	16,053,521	15,735,122	48,286,130	52.4	32,806,897	42.6
Onlending	1,400,095	5,376,920	7,135,596	28,708,259	42,620,870	46.3	43,518,113	56.5
Domestic – official institutions	1,400,095	5,376,920	7,135,596	28,706,391	42,619,002	46.3	43,355,078	56.3
BNDES	807,943	1,805,216	3,020,579	10,776,607	16,410,345	17.8	16,364,861	21.2
FINAME	583,121	3,531,593	4,090,984	17,401,665	25,607,363	27.8	26,545,159	34.5
Other	9,031	40,111	24,033	528,119	601,294	0.7	445,058	0.6
Foreign	-	-	-	1,868	1,868	0.0	163,035	0.2
Total	4,881,065	19,457,982	23,273,978	44,525,046	92,138,071		77,048,175
% per maturity term	5.3	21.1	25.3	48.3
Total – 06/30/2014	3,699,739	15,691,578	15,146,714	42,510,144	77,048,175
% per maturity term	4.8	20.4	19.7	55.1

 (*) Foreign borrowings are basically represented by foreign exchange transactions related to export pre-financing and import financing.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2015	132

f)	Subordinated debt

	06/30/2015						06/30/2014
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
CDB	-	962,714	5,125,029	1,899,525	7,987,268	13.5	9,010,930	17.0
Financial treasury bills	71,485	521,125	14,095	25,727,300	26,334,005	44.4	25,385,977	48.0
Euronotes	99,664	241,283	-	24,178,911	24,519,858	41.4	17,405,224	32.8
Bonds	4,567	10,338	14,469	431,167	460,541	0.8	372,073	0.7
(-) Transaction costs incurred (Note 4b)	-	-	-	(73,322)	(73,322)	(0.1)	(54,264)	(0.1)
Total Other Liabilities	175,716	1,735,460	5,153,593	52,163,581	59,228,350		52,119,940
Redeemable preferred shares	-	-	-	-	-	-	869,234	1.6
Grand total (*)	175,716	1,735,460	5,153,593	52,163,581	59,228,350		52,989,174
% per maturity term	0.3	2.9	8.7	88.1
Total – 06/30/2014	139,288	2,602,059	898,581	49,349,246	52,989,174
% per maturity term	0.3	4.9	1.7	93.1

 (*) According to current legislation, the accounting balance of subordinated debt as of June 2015 was used for the calculation of referential equity as of December, 2012, considering instruments approved after the closing date to compose Tier II, totaling R$ 53,920,747.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2015	133

Description
Name of security / currency	Principal amount (original currency)	Issue	Maturity	Return p.a.	Account balance
Subordinated CDB – BRL
	400,000	2008	2015	119,8% of CDI	873,031
	50,000	2010	2015	113% of CDI	89,683
	465,835	2006	2016	100% of CDI + 0,7% (*)	1,151,394
	2,719,268	2010	2016	110% a 114% of CDI	4,876,703
	122,500			IPCA + 7,21%	248,326
	366,830	2010	2017	IPCA + 7,33%	748,131
				Total	7,987,268

Subordinated financial bills - BRL
	365,000	2010	2016	100% of CDI + 1,35% a 1,36%	382,761
	1,874,000			112% to 112.5% of CDI	1,962,160
	30,000			IPCA + 7%	55,073
	206,000	2010	2017	IPCA + 6.95% to 7.2%	307,578
	3,223,500	2011	2017	108% to 112% of CDI	3,449,442
	352,400			IPCA + 6.15% to 7.8%	536,567
	138,000			IGPM + 6.55% to 7.6%	219,602
	3,650,000			100% of CDI + 1.29% to 1.52%	3,775,533
	500,000	2012	2017	100% of CDI + 1.12%	505,521
	42,000	2011	2018	IGPM + 7%	54,996
	30,000			IPCA + 7.53% to 7.7%	41,155
	460,645	2012	2018	IPCA + 4.4% to 6.58%	642,703
	3,782,100			100% of CDI + 1.01% to 1.32%	3,887,150
	6,373,127			108% to 113% of CDI	6,904,424
	112,000			9.95% to 11.95%	150,278
	2,000	2011	2019	109% to 109.7% of CDI	2,891
	12,000	2012	2019	11.96%	17,548
	100,500			IPCA + 4.7% to 6.3%	138,273
	1,000			110% of CDI	1,418
	20,000	2012	2020	IPCA + 6% to 6.17%	30,400
	1,000			111% of CDI	1,422
	6,000	2011	2021	109.25% to 110.5% of CDI	8,893
	2,306,500	2012	2022	IPCA + 5.15% to 5.83%	3,234,304
	20,000			IGPM + 4.63%	23,913
				Total	26,334,005

Subordinated euronotes - USD
	1,000,000	2010	2020	6.2%	3,136,016
	1,000,000	2010	2021	5.75%	3,186,798
	750,000	2011	2021	5.75% to 6.2%	2,348,269
	550,000	2012	2021	6.2%	1,706,430
	2,625,000	2012	2022	5.5% to 5.65%	8,227,515
	1,870,000	2012	2023	5.13%	5,841,508
				Total	24,446,536

Subordinated bonds - CLP	41,528,200	2008	2033	3,5% to 4,5%	213,438
	47,831,440	2014	2034	3.8%	247,103
				Total	460,541

Total					59,228,350

 (*) Subordinated CDBs may be redeemed as from November 2011.

ITAÚ UNIBANCO HOLDING’s portfolio is composed of Subordinated Euronotes with maturity of up to 30 days in the amount of R$ 99,664 (R$ 70,750 at 06/30/2014), with maturities of 31 to 180 days in the amount of R$ 241,284 (R$ 171,285 06/30/2014) and over 365 days in the amount of R$ 24,105,588 (R$ 17,108,926 at 06/30/2014), totaling R$ 24,446,536 (R$ 17,350,961 at 06/30/2014).

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2015	134

Note 11 - Insurance, pension plan and capitalization operations

a)	Composition of the technical provisions

	Insurance		Pension plan		Capitalization		Total
	06/30/2015	06/30/2014	06/30/2015	06/30/2014	06/30/2015	06/30/2014	06/30/2015	06/30/2014
Unearned premiums	3,594,237	5,636,946	13,776	10,442	-	-	3,608,013	5,647,388
Mathematical provision of benefits to be granted and benefits granted	15,313	18,949	111,802,962	93,862,797	-	-	111,818,275	93,881,746
Redemptions and Other Unsettled Amounts	21,851	20,062	181,680	138,765	-	-	203,531	158,827
Financial surplus	1,429	1,341	536,061	514,733	-	-	537,490	516,074
Unsettled claims	694,905	2,901,766	16,651	13,235	-	-	711,556	2,915,001
Claims / events incurred but not reported (IBNR)	475,026	895,530	19,590	13,017	-	-	494,616	908,547
Administrative and Related Expenses	39,480	185,259	74,592	48,015	11,772	28,325	125,844	261,599
Mathematics for Capitalization and Redemptions	-	-	-	-	3,035,135	2,947,263	3,035,135	2,947,263
Raffles Payable and To Be Held	-	-	-	-	22,824	25,856	22,824	25,856
Complementary Raffles	-	-	-	-	2,720	4,504	2,720	4,504
Other provisions(1)	529,359	368,799	562,799	813,812	320	968	1,092,478	1,183,579
Total (2)	5,371,600	10,028,652	113,208,111	95,414,816	3,072,771	3,006,916	121,652,482	108,450,384

(1) It considers mostly the Supplemental Coverage Provision, regulated by SUSEP Circular No. 462, of March 1, 2013.

(2) This table covers the amendments established by Susep Circular No. 462, of of March 1, 2013, also for comparison purposes.

The total of Technical Provisions represents the amount of obligations after the Liability Adequacy Test is carried out.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2015	135

b)	Assets guaranteeing technical provisions - SUSEP

	Insurance		Pension plan		Capitalization		Total
	06/30/2015	06/30/2014	06/30/2015	06/30/2014	06/30/2015	06/30/2014	06/30/2015	06/30/2014
Interbank investments – money market	779,950	1,291,445	664,363	1,009,483	855,454	841,474	2,299,767	3,142,402
Securities and derivative financial instruments	2,884,883	4,285,406	113,059,252	95,009,135	2,395,871	2,355,631	118,340,006	101,650,172
PGBL / VGBL fund quotas (1)	-	-	106,431,575	88,804,684	-	-	106,431,575	88,804,684
Government securities - domestic	-	-	72,646,801	57,593,725	-	-	72,646,801	57,593,725
National treasury bills	-	-	31,743,556	19,097,235	-	-	31,743,556	19,097,235
National treasury notes	-	-	27,174,649	34,794,688	-	-	27,174,649	34,794,688
Financial treasury bills	-	-	13,728,596	3,701,802	-	-	13,728,596	3,701,802
Corporate securities	-	-	33,071,843	30,262,115	-	-	33,071,843	30,262,115
Bank deposit certificates	-	-	2,635,532	3,673,606	-	-	2,635,532	3,673,606
Debentures	-	-	3,930,341	3,632,015	-	-	3,930,341	3,632,015
Shares	-	-	495,832	705,206	-	-	495,832	705,206
Credit note	-	-	-	340,502	-	-	-	340,502
Financial treasury bills	-	-	25,948,001	21,897,964	-	-	25,948,001	21,897,964
Securitized real estate loans	-	-	-	3,689	-	-	-	3,689
Others	-	-	62,137	9,133	-	-	62,137	9,133
PGBL / VGBL fund quotas	-	-	396,109	291,426	-	-	396,109	291,426
Derivative financial instruments	-	-	109,648	459,799	-	-	109,648	459,799
Loans for shares	-	-	346,049	291,180	-	-	346,049	291,180
Accounts receivable / (payable)	-	-	(138,875)	(93,561)	-	-	(138,875)	(93,561)
Other assets	2,884,883	4,285,406	6,627,677	6,204,451	2,395,871	2,355,631	11,908,431	12,845,488
Government	1,017,805	1,591,543	4,658,074	4,789,575	170,562	130,340	5,846,441	6,511,458
Private	1,867,078	2,693,863	1,969,603	1,414,876	2,225,309	2,225,291	6,061,990	6,334,030
Receivables from insurance and reinsurance operations (2)	1,939,113	4,717,466	-	-	-	-	1,939,113	4,717,466
Credit rights	845,895	837,614	-	-	-	-	845,895	837,614
Commercial – extended guarantee	1,039,900	1,356,945	-	-	-	-	1,039,900	1,356,945
Reinsurance	53,318	2,522,907	-	-	-	-	53,318	2,522,907
Total	5,603,946	10,294,317	113,723,615	96,018,618	3,251,325	3,197,105	122,578,886	109,510,040

(1) The PGBL and VGBL plans securities portfolios, the ownership and embedded risks of which are the customer’s responsibility, are recorded as securities – trading securities, with a contra-entry to lliabilities in Pension plan technical provisions account.

(2) Recorded under Other receivables and Other assets.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2015	136

c)	Financial and operating income

	Insurance						Pension plan						Capitalization		Total
	01/01 to 06/30/2015			01/01 to 06/30/2014			01/01 to 06/30/2015			01/01 to 06/30/2014			01/01 to	01/01 to	01/01 to	01/01 to
	Direct	Reinsurance	Withheld	Direct	Reinsurance	Withheld	Direct	Reinsurance	Withheld	Direct	Reinsurance	Withheld	06/30/2015	06/30/2014	06/30/2015	06/30/2014
Financial income from insurance, pension plan and capitalization operations	179,379	-	179,379	191,324	-	191,324	184,216	-	184,216	136,640	-	136,640	102,120	77,567	465,715	405,531
Financial income	203,047	-	203,047	279,521	-	279,521	6,030,535	-	6,030,535	4,261,257	-	4,261,257	200,869	167,164	6,434,451	4,707,942
Financial expenses	(23,668)	-	(23,668)	(88,197)	-	(88,197)	(5,846,319)	-	(5,846,319)	(4,124,617)	-	(4,124,617)	(98,749)	(89,597)	(5,968,736)	(4,302,411)
Operating income from insurance, pension plan and capitalization operations	1,597,098	(20,457)	1,576,641	2,326,178	(822,351)	1,503,827	132,878	(1,755)	131,123	89,743	1,662	91,405	279,953	284,871	1,987,717	1,880,103
Premiums and contributions	2,514,418	(33,102)	2,481,316	4,054,710	(676,530)	3,378,180	8,174,318	(3,505)	8,170,813	7,209,077	(2,177)	7,206,900	1,276,907	1,158,679	11,929,036	11,743,759
Changes in technical provisions	410,996	1,584	412,580	(380,143)	35,343	(344,800)	(8,025,179)	-	(8,025,179)	(7,102,352)	-	(7,102,352)	2,606	4,851	(7,609,993)	(7,442,301)
Expenses for claims, benefits, redemptions and raffles	(760,903)	7,412	(753,491)	(753,270)	(213,573)	(966,843)	(12,589)	1,750	(10,839)	(14,153)	175	(13,978)	(1,004,416)	(894,896)	(1,768,746)	(1,875,717)
Selling expenses	(534,981)	3,649	(531,332)	(565,748)	32,409	(533,339)	(2,567)	-	(2,567)	(1,731)	-	(1,731)	(257)	-	(534,156)	(535,070)
Other operating revenues and expenses	(32,432)	-	(32,432)	(29,371)	-	(29,371)	(1,105)	-	(1,105)	(1,098)	3,664	2,566	5,113	16,237	(28,424)	(10,568)
Total result from insurance, pension plan and capitalization operations	1,776,477	(20,457)	1,756,020	2,517,502	(822,351)	1,695,151	317,094	(1,755)	315,339	226,383	1,662	228,045	382,073	362,438	2,453,432	2,285,634

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2015	137

Note 12 – Contingent assets and liabilities and legal liabilities – tax and social security

In the ordinary course of its businesses, ITAÚ UNIBANCO HOLDING CONSOLIDATED is involved in contingencies that may be classified as follows:

a) Contingent Assets: there are no contingent assets recorded.

b) Provisions and contingencies: The criteria to quantify contingencies are adequate in relation to the specific characteristics of civil, labor and tax lawsuits portfolios, as well as other risks.

-	Civil lawsuits:

Collective lawsuits (related to claims of a similar nature and with individual amounts not considered significant): contingencies are determined on a monthly basis and the expected amount of losses is accrued according to statistical references that take into account the type of lawsuit and the characteristics of the court (Small Claims Court or Regular Court).

Individual lawsuits (related to claims with unusual characteristics or involving significant amounts): calculation is carried out on a periodical basis, as from the calculation of the claimed amount which, in turn, is estimated based on de jure or de facto characteristics related to that lawsuit. The amounts considered as probable losses are recorded as provisions.

Contingencies usually arise from revision of contracts and compensation for property damage and pain and suffering; most of these lawsuits are filed in the Small Claims Court and are therefore limited to 40 minimum monthly wages. ITAÚ UNIBANCO HOLDING is also party to specific lawsuits over the charging of understated inflation adjustment to savings accounts in connection with economic plans.

From 1986 to 1994, the Brazilian federal government implemented several consecutive monetary stabilization plans (MSP) to combat hyperinflation. In order to implement these plans, the Brazilian federal government enacted several laws based on its power to regulate the monetary and financial systems, as granted by the Brazilian federal constitution.

Savings account holders at the time these MSPs were implemented challenged the constitutionality of the laws in connection with such plans, claiming, from the banks in which they held savings accounts, additional interest amounts based on the inflation rates applied to the deposit accounts according to the MSPs.

We are defendants in numerous standardized lawsuits filed by individuals in respect of the MSP, and we record provisions for such claims upon service of process for a claim. In addition, we are defendants in class actions, similar to the lawsuits by individuals, filed by either (i) consumer protection associations or (ii) the Public Prosecution Office on behalf of savings account holders. Holders of savings accounts may claim any amount due based on such a decision. We record provisions when individual plaintiffs apply to enforce such decisions, using the same criteria adopted to determine provisions for individual lawsuits.

The Federal Supreme Court (STF) has issued some decisions favorable to savings account holders, but has not issued a final ruling with respect to the constitutionality of the MSPs as applicable to savings accounts. In relation to a similar dispute with respect to the constitutionality of the MSPs as applicable to time deposits and other private agreements, the STF has decided that the bills were constitutional. As a response to this discrepancy, the National Confederation of the Financial System (CONSIF) an association of Brazilian financial institutions, filed a special proceeding with the STF (Action against the violation of a constitutional fundamental right - “ADPF” No. 165), in which the Central Bank filed an amicus brief, arguing that savings account holders did not incur actual damages and that the MSPs as applicable to savings accounts were in accordance with the federal constitution. Accordingly, the STF suspended the ruling of all appeals involving this matter until it pronounces a final decision. In addition, the Superior Court of Justice (STJ), responsible for decisions about federal legislation, should come forward with a position on several aspects that will directly determine the amount due, should the STF sentence be contrary to the constitutionality of MSPs.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2015	138

The most important rulings will address the following issues: (i) the accrual of compensatory interest on the amount due to the plaintiff, in filings that carry no specific claim to such interest; (ii) the initial date of default interest, in regard to class actions; and (iii) the possibility of compensating the negative difference arising in the month of the MSP implementation, between the interests actually paid on saving accounts and the inflation rate of the same period, with the positive difference arising in the months subsequent to the MSP implementation, between the interests actually paid on saving accounts and the inflation rate of the same period. The STJ also ruled that the term for filing class actions expired 5 years from the date of the MSP implementation. As a consequence, a number of class actions were dismissed by the Judiciary as a result of such ruling.

No amount is recorded as provision in relation to Civil lawsuits which likelihood of loss is considered possible, which total estimated risk is R$ 2,350,344 (R$ 1,853,445 at June 30, 2014) and the main nature of which refers to claims form compensation or collections, the individual amounts of which are not significant.

-	Labor claims

Collective lawsuits (related to claims considered similar and which each individual amount is not considered significant): The expected amount of loss is determined and accrued monthly according to the statistical share pricing model and is reassessed taking into account court rulings. These are adjusted to the amounts deposited as guarantee for their execution when realized.

Individual lawsuits (related to claims with unusual characteristics or involving significant amounts): determined from time to time, based on the amount claimed and the likelihood of loss, which, in turn, is estimated according to the “de facto” and “de jure” characteristics related to such lawsuit. The amounts of losses which likelihood of loss is considered probable are accrued.

Contingencies are related to lawsuits in which alleged labor rights based on labor legislation specific to the related profession, such as overtime, salary equalization, reinstatement, transfer allowance, pension plan supplement and other, are discussed.

No amount is recorded as provision in relation to labor claims which likelihood of loss is considered possible, and which total estimated risk is R$ 550,276 (R$ 328,698 at 06/30/2014).

-	Other Risks

These are quantified and accrued mainly based on the evaluation of rural credit transactions with joint liability and FCVS (salary variations compensation fund) credits assigned to Banco Nacional.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2015	139

The table below shows the changes in the respective provisions for contingent liabilities and the respective escrow deposits balances:

	01/01 to 06/30/2015				01/01 to 06/30/2014
	Civil	Labor	Other	Total	Total
Opening balance	4,643,356	5,597,552	158,831	10,399,739	9,888,019
(-) Contingencies guaranteed by indemnity clauses (Note 4n I)	(132,284)	(1,028,517)	-	(1,160,801)	(945,077)
Subtotal	4,511,072	4,569,035	158,831	9,238,938	8,942,942
Monetary restatement/charges	197,476	285,298	-	482,774	239,104
Changes in the period reflected in results (Notes 13f and 13i)	861,561	668,513	7,786	1,537,860	1,380,005
Increase (*)	1,120,965	748,066	9,249	1,878,280	1,839,209
Reversal	(259,404)	(79,553)	(1,463)	(340,420)	(459,204)
Payment	(678,144)	(810,844)	(1)	(1,488,989)	(1,254,800)
Subtotal	4,891,965	4,712,002	166,616	9,770,583	9,307,251
(+) Contingencies guaranteed by indemnity clauses (Note 4n I)	138,268	1,105,255	-	1,243,523	928,564
Closing balance (Note 13c)	5,030,233	5,817,257	166,616	11,014,106	10,235,815
Closing balance at 06/30/2014 (Note 13c)	4,663,063	5,341,653	231,099	10,235,815
Escrow deposits at 06/30/2015 (Note 13a)	2,038,757	2,497,771	-	4,536,528
Escrow deposits at 06/30/2014 (Note 13a)	2,080,856	2,441,154	-	4,522,010

(*) Civil provisions include the provision for economic plans amounting to R$ 137,698 (R$ 121,260 from January 1 to June 30, 2014) (Note 22k).

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2015	140

-	Tax and social security lawsuits

Contingencies are equivalent to the principal amount of taxes involved in tax, administrative or judicial challenges, subject to tax assessment notices, plus interest and, when applicable, fines and charges. The amount is accrued when it involves legal obligation, regardless of the likelihood of loss, that is, a favorable outcome to the institution is dependent upon the recognition of the unconstitutionality of the applicable law in force. In other cases, the Bank recognizes a provision whenever the likelihood of loss is probable.

The table below shows the changes in the provisions and respective escrow deposits for Tax and Social Security lawsuits balances:

	01/01 to 06/30/2015			01/01 to 06/30/2014
Provisions	Legal obligation	Contingencies	Total	Total
Opening balance	3,703,721	2,923,211	6,626,932	8,973,897
Reclassification of Contingent Liabilities (*)	314,641	(314,641)	-	-
(-) Contingencies guaranteed by indemnity clauses (Note 4n II)	-	(60,646)	(60,646)	(57,028)
Subtotal	4,018,362	2,547,924	6,566,286	8,916,869
Monetary restatement / charges	123,126	149,427	272,553	266,383
Changes in the period reflected in results	11,611	30,539	42,150	465,178
Increase	11,611	83,836	95,447	791,214
Reversal	-	(53,297)	(53,297)	(326,036)
Payment	(91,361)	(40,404)	(131,765)	(29,156)
Subtotal	4,061,738	2,687,486	6,749,224	9,619,274
(+) Contingencies guaranteed by indemnity clauses (Note 4n II)	-	62,448	62,448	58,923
Closing balance (Notes 13c and 14c)	4,061,738	2,749,934	6,811,672	9,678,197
Closing balance at 06/30/2014 (Notes 13c and 14c)	6,952,859	2,725,338	9,678,197

 (*) At June 30, 2015, lawsuits from Contingent Liabilities were reclassified to Legal Liabilities.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2015	141

	01/01 to 06/30/2015			01/01 to 06/30/2014
Escrow deposits	Legal obligation	Contingencies	Total	Total
Opening balance	4,324,134	412,301	4,736,435	5,658,098
Reclassification of Deposits (*)	342,742	(342,742)	-	-
Appropriation of income	54,303	27,135	81,438	202,498
Changes in the period	(122,433)	293,756	171,323	107,009
Deposited	7,102	294,183	301,285	130,736
Withdrawals	(37,144)	(427)	(37,571)	(2,158)
Reversals to income	(92,391)	-	(92,391)	(21,569)
Closing balance	4,598,746	390,450	4,989,196	5,967,605
Relocated to assets pledged in guarantee of contingencies (Note 12d)	-	-	-	617
Closing balance after relocated (Note 13a)	4,598,746	390,450	4,989,196	5,968,222
Closing balance at 06/30/2014 (Note 13a)	5,570,155	398,067	5,968,222

(*) At June 30, 2015, lawsuits from Contingent Liabilities were reclassified to Legal Liabilities. Accordingly, the same treatment was applied to guarantees.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2015	142

Main discussions related to the provisions recognized for Tax and Social Securities Lawsuits are described as follows:

•	CSLL – Isonomy – R$ 1,046,694: as the law increased the CSLL rate for financial and insurance companies to 15.00%, we discuss the lack of constitutional support for this measure and, due to the principle of isonomy, we defend the levy at the regular rate of 9.00%. The corresponding escrow deposit balance totals R$ 1,029,576;

•	INSS – Prevention Accident Factor (FAP) – R$ 775,685: it challenges the legality of FAP and inconsistent procedures applied by the INSS upon its calculation. The corresponding escrow deposit balance totals R$ 91,997;

•	PIS and COFINS – Calculation basis – R$ 587,396: we defend the levy of contributions on revenue, understood as the revenue from sales of assets and services. The corresponding escrow deposit balance totals R$ 509,137;

•	IRPJ and CSLL – Taxation of profits earned abroad – R$ 539,473: we discuss the calculation basis for levy of these taxes on profits earned abroad and the non-applicability of Regulatory Instruction SRF No. 213-02 in which it exceeds the suitability of the legal text. The corresponding escrow deposit balance totals R$ 503,475.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2015	143

Off-balance sheet contingencies - The amounts involved in the main tax and social security lawsuits with likelihood of loss possible, which total an estimated risk of R$ 14,861,271, are described below:

•	INSS – Non-compensatory amounts – R$ 4,486,262: we defend the non-taxation of these amounts, mainly profit sharing, stock option, transportation vouchers and sole bonus;

•	IRPJ and CSLL – Goodwill – Deduction – R$ 2,480,556: deductibility of goodwill on acquisition of investments with future expected profitability, and R$ 584,476 of this amount is guaranteed in company purchase agreements;

•	IRPJ, CSLL, PIS and COFINS – Request for offset dismissed – R$ 1,340,004: cases in which the liquidity and the offset credit certainty are discussed;

•	IRPJ and CSLL – Interest on capital – R$ 1,247,685: we defend the deductibility of interest on capital declared to stockholders based on the Brazilian long-term interest rate (TJLP) on the stockholders’ equity for the year and for prior years;

•	ISS – Banking Institutions – R$ 828,760: these are banking operations, of which revenue may not be interpreted as price per service rendered and/or arises from activities not listed under Supplementary Law No. 116/03 or Law No. 406/68.

c)	Receivables - reimbursement of contingencies

The receivables balance arising from reimbursements of contingencies totals R$ 757,646 (R$ 733,202 at 06/30/2014) (Note 13a), basically represented by the guarantee in the Banco Banerj S.A. privatization process occurred in 1997, in which the State of Rio de Janeiro created a fund to guarantee the equity recomposition of civil, labor and tax contingencies.

d)	Assets pledged as contingencies

Assets pledged in guarantee for contingencies are related to liability contingencies and restricted or deposited as presented below:

	06/30/2015	06/30/2014
Securities (basically financial treasury bills – Note 7b)	801,196	721,897
Deposits in guarantee (Note 13a)	4,287,266	4,182,388

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2015	144

Escrow deposits are generally required to be made with the court in connection with lawsuits in Brazil and they are held by the court until a decision is made by the relevant court. In case of a decision against ITAÚ UNIBANCO HOLDING CONSOLIDATED, the deposited amount is released from escrow and transferred to the counterparty in the lawsuit. In case of a decision in favor of ITAÚ UNIBANCO HOLDING CONSOLIDATED, the deposited amount is released at the full deposited and updates amount.

In general, provisions related to lawsuits of ITAÚ UNIBANCO HOLDING CONSOLIDATED are long term, considering the time required for the termination of these lawsuits in the Brazilian judicial system, reason why estimate for specific year in which these lawsuits will be terminated have not been disclosed.

According to the opinion of its legal advisors, ITAÚ UNIBANCO HOLDING CONSOLIDATED and its subsidiaries are not involved in any other administrative or judicial proceedings that may significantly impact the results of their operations. The combined evaluation of all existing provisions for all contingent liabilities and legal obligations, which are recognized based on statistical models for claims involving small amounts and on individual evaluation by internal and external legal advisors of other cases, showed that the accrued amounts are sufficient, as provided for by CMN Resolution No. 3,823, of December 16, 2009, and BACEN Circular Letter No. 3,429, of February 11, 2010.

e)	Program for Cash or Installment Payment of Taxes

ITAÚ UNIBANCO HOLDING and its subsidiaries adhered to the Program for Cash or Installment Payment of Taxes, substantially related to the Federal area, established by Law No. 13,097, of January 19, 2015 and Law No. 13,043/2014. The program included debits managed by the Federal Reserve Service of Brazil and was established in accordance with the following main articles:

•	Refis of Capital Gain Earned in the Merger of Shares from Nova Bolsa - Law 13,097/15 article 145 – Arising from capital gain earned until December 31, 2008 due to the sale of shares resulting from the conversion of equity securities from nonprofit associations.

The net effect of the program in the result was R$ 27,309, and it is reflected in Other Operating Income, Income Tax and Social Contribution.

f)	Program for Cash Settlement or Installment Payment of Municipal Taxes

ITAÚ UNIBANCO HOLDING and its subsidiaries adhered to the Program for Cash or Installment Payment of Taxes, substantially related to the municipal area, established by Law No. 16,097 of December 29, 2014. This program included debits managed by the Finance and Economic Development Secretariat of the Municipality of São Paulo and was established in accordance with the main article as follows:

•	Installment Payment Incentive Program (PPI) (Article 1) - it introduces the program intended to regularize the debts referred to in this act, arising from tax and non-tax credits, whether assessed or not, including those registered as overdue tax debts, whether filed or to be filed, in view of any taxable events occurred up to December 31, 2013.

The net effect of this program in income was R$ 14,349, and it is reflected in Other Operating Income, Income Tax and Social Contribution.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2015	145

Note 13 - Breakdown of accounts

a)	Other sundry receivables

	06/30/2015	06/30/2014
Deferred tax assets (Note 14b I)	41,330,589	38,605,661
Social contribution for offset (Note 14b I)	645,254	605,121
Taxes and contributions for offset	3,395,587	3,004,598
Escrow deposits for legal liabilities and tax and social security contingencies (Note 12b)	9,276,462	10,150,610
Escrow deposits for legal liabilities – civil and labor (Note 12b)	4,536,528	4,522,010
Escrow deposits for foreign fund raising program	451,437	376,109
Receivables from reimbursement of contingent liabilities (Note 12c)	757,646	733,202
Rights receivable from financial assets sold or transferred	784,077	4,071,830
Sundry domestic debtors	1,273,226	1,639,146
Premiums from loan operations	2,130,333	1,679,340
Sundry foreign debtors	1,706,811	967,601
Retirement plan assets (Note 19)	2,529,882	2,402,048
Recoverable payments	124,056	79,787
Salary advances	245,280	227,146
Amounts receivable from related companies	43,762	38,787
Operations without credit granting characteristics	536,513	334,379
Securities and credits receivable	1,137,342	794,370
(Allowance for loan losses)	(600,829)	(459,991)
Other	519,061	1,030,101
Total	70,286,504	70,467,476

In ITAÚ UNIBANCO HOLDING, Other Sundry Receivables is mainly composed of Taxes and Contributions for Offset of R$ 565,977 (R$ 281,279 at 06/30/2014) and Deferred Tax Assets of R$ 116,413 (R$ 343,896 at 06/30/2014) (Note 14b I).

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2015	146

b)	Prepaid expenses

	06/30/2015	06/30/2014
Commissions (*)	2,469,921	3,489,199
Related to vehicle financing	194,096	370,152
Related to insurance and pension plan	968,220	1,527,352
Restricted to commissions / partnership agreements	134,640	592,809
Related to Payroll Loans	1,013,681	845,105
Other	159,284	153,781
Advertising	353,687	277,445
Other	779,617	630,981
Total	3,603,225	4,397,625

 (*) In the first semester of 2015, the impact on income from commissions from local correspondents, as described in Note 4g, was R$ 99,536.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2015	147

c)	Other sundry liabilities

	06/30/2015	06/30/2014
Provisions for contingent liabilities (Note 12b)	13,764,040	12,961,153
Provisions for sundry payments	2,192,234	2,067,544
Personnel provision	1,468,061	1,570,134
Sundry creditors - local	1,911,340	2,003,448
Sundry creditors - foreign	3,856,127	2,044,306
Liabilities for official agreements and rendering of payment services	1,065,151	440,549
Related to insurance operations	201,799	1,351,837
Liabilities for purchase of assets and rights	661	4,177
Creditors of funds to be released	1,346,118	1,389,974
Funds from consortia participants	40,787	31,966
Provision for Retirement Plan Benefits (Note 19)	524,701	768,548
Provision for health insurance (*)	698,468	668,247
Expenses for lease interests (Note 4i)	544,892	346,179
Liabilities from transactions related to credit assignments (Note 8f)	5,725,475	3,666,767
Liabilities from sales operations or transfer of financial assets	666,205	37,039
Other	724,828	675,272
Total	34,730,887	30,027,140

(*) Provision set up to cover possible future deficits up to the total discontinuance of the portfolio, arising from the difference of adjustments to monthly installments, authorized annually by the regulatory body, and the actual variation of hospital costs that affect the compensation of claims (Note 13i).

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2015	148

d)	Banking service fees

	01/01 to 06/30/2015	01/01 to 06/30/2014
Asset management	1,949,332	1,837,035
Funds management fees	1,626,401	1,541,030
Consortia management fee	322,931	296,005
Current account services	393,563	380,975
Credit cards	4,770,203	4,278,748
Relationship with stores	4,739,643	4,232,523
Credit card processing	30,560	46,225
Sureties and credits granted	1,083,224	919,849
Loan operations	477,846	388,195
Guarantees provided	605,378	531,654
Receipt services	750,940	772,971
Collection fees	599,273	622,432
Collection services	151,667	150,539
Other	1,184,578	932,188
Custody services and management of portfolio	140,436	145,126
Economic and financial advisory	343,607	234,617
Foreign exchange services	42,897	38,481
Other services	657,638	513,964
Total	10,131,840	9,121,766

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2015	149

e)	Income from bank charges

	01/01 to 06/30/2015	01/01 to 06/30/2014
Loan operations / registration	516,135	544,956
Credit cards – annual fees and other services	1,619,956	1,399,773
Deposit account	57,388	57,094
Transfer of funds	95,147	88,972
Income from securities brokerage	181,113	186,709
Service package fees	2,330,798	1,910,370
Total	4,800,537	4,187,874

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2015	150

f)	Personnel expenses

	01/01 to 06/30/2015	01/01 to 06/30/2014
Compensation	(3,750,472)	(3,401,431)
Charges	(1,234,425)	(1,123,832)
Welfare benefits (Note 19)	(1,148,364)	(1,026,703)
Training	(87,211)	(82,329)
Labor claims and termination of employees (Note 12b)	(827,621)	(807,553)
Stock Option Plan	(116,869)	(95,090)
Total	(7,164,962)	(6,536,938)
Employees’ profit sharing	(1,537,195)	(1,412,035)
Total including employees’ profit sharing	(8,702,157)	(7,948,973)

g)	Other administrative expenses

	01/01 to 06/30/2015	01/01 to 06/30/2014
Data processing and telecommunications	(1,925,069)	(1,878,355)
Depreciation and amortization	(1,084,380)	(1,013,526)
Installations	(1,328,138)	(1,193,301)
Third-party services	(1,869,339)	(1,976,517)
Financial system services	(277,626)	(253,564)
Advertising, promotions and publication	(479,425)	(463,787)
Transportation	(199,361)	(211,342)
Materials	(201,785)	(160,212)
Security	(331,193)	(309,875)
Travel expenses	(104,177)	(94,093)
Other	(392,241)	(276,585)
Total	(8,192,734)	(7,831,157)

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2015	151

h)	Other operating revenue

	01/01 to 06/30/2015	01/01 to 06/30/2014
Reversal of operating provisions	132,577	7,260
Recovery of charges and expenses	28,890	26,383
Program for Settlement or Installment Payment of Federal (Note 12e)	121,082	-
Other	197,840	53,047
Total	480,389	86,690

i)	Other operating expenses

	01/01 to 06/30/2015	01/01 to 06/30/2014
Provision for contingencies (Note 12b)	(1,017,511)	(943,678)
Civil lawsuits	(861,561)	(746,662)
Tax and social security contributions	(148,164)	(189,152)
Other	(7,786)	(7,864)
Selling - credit cards	(1,502,491)	(1,104,248)
Claims	(153,547)	(171,233)
Provision for health insurance (Note 13c)	(13,878)	(13,318)
Refund of interbank costs	(133,462)	(112,143)
Other	(821,483)	(699,928)
Total	(3,642,372)	(3,044,548)

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2015	152

Note 14 - Taxes

a)	Composition of expenses for taxes and contributions

I -	Statement of calculation with income tax and social contribution:

Due on operations for the period	01/01 to 06/30/2015	01/01 to 06/30/2014
Income before income tax and social contribution	12,611,718	14,836,130
Charges (income tax and social contribution) at the rates in effect (Note 4o)	(5,044,687)	(5,934,452)
Increase/decrease to income tax and social contribution charges arising from:
Investments in affiliates and jointly controlled entities	92,389	13,807
Foreign exchange variation on investments abroad	2,709,853	(702,813)
Interest on capital	1,128,657	864,267
Corporate reorganizations (Note 2c)	316,625	319,326
Dividends and interest on external debt bonds	128,378	163,156
Other nondeductible expenses net of non taxable income (*)	(3,805,750)	90,331
Income tax and social contribution expenses	(4,474,535)	(5,186,378)
Related to temporary differences
Increase (reversal) for the period	3,733,568	117,185
Increase (reversal) of prior periods	138,388	(168,397)
(Expenses)/Income from deferred taxes	3,871,956	(51,212)
Total income tax and social contribution expenses	(602,579)	(5,237,590)

(*) Includes temporary (additions) and exclusions.

II -	Composition of tax expenses:

	01/01 to 06/30/2015	01/01 to 06/30/2014
PIS and COFINS	(2,159,593)	(2,089,649)
ISS	(469,003)	(418,378)
Other	(308,147)	(217,425)
Total (Note 4o)	(2,936,743)	(2,725,452)

In ITAÚ UNIBANCO HOLDING tax expenses amount to R$ 131,261 (R$ 128,499 at 06/30/2014) and are mainly composed of PIS and COFINS.

III-	Tax effects on foreign exchange management of investments abroad

In order to minimize the effects on income in connection with the foreign exchange variation on investments abroad, net of respective tax effects, ITAÚ UNIBANCO HOLDING CONSOLIDATED carries out derivative transactions in foreign currency (hedge), as mentioned in Note 22b.

Results of these transactions are considered in the calculation base of income tax and social contribution, according to their nature, while the foreign exchange variation on investments abroad is not included therein, pursuant to tax legislation in force.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2015	153

b)	Deferred taxes

I -	The deferred tax asset balance and its changes, segregated based on its origin and disbursements incurred, are represented as follows:

	Provisions		Deferred Tax Assets
	06/30/2014	06/30/2015	12/31/2014	Realization / Reversal	Increase	06/30/2015	06/30/2014
Reflected in income and expense accounts			34,999,143	(4,267,227)	7,900,897	38,632,813	35,211,391
Related to income tax and social contribution loss carryforwards			5,364,024	(84,555)	1,888,059	7,167,528	6,052,821
Related to disbursed provisions			19,542,545	(2,038,179)	2,956,797	20,461,163	18,261,693
Allowance for loan losses			18,087,004	(1,552,933)	2,816,268	19,350,339	16,842,746
Adjustment to market value of securities and derivative financial instruments (assets/liabilities)			195,583	(195,583)	95,332	95,332	45,893
Allowance for real estate			264,711	(95,595)	19,601	188,717	182,174
Goodwill on purchase of investments			901,179	(188,283)	-	712,896	1,119,717
Other			94,068	(5,785)	25,596	113,879	71,163
Related to non-disbursed provisions (*)	33,697,436	28,240,435	10,092,574	(2,144,493)	3,056,041	11,004,122	10,896,877
Related to the operation	28,480,469	21,910,174	7,560,470	(2,144,493)	3,056,041	8,472,018	8,810,090
Provision for contingent liabilities	13,993,145	11,482,209	4,299,579	(404,987)	678,203	4,572,795	5,402,501
Civil lawsuits	4,470,409	4,814,817	1,817,990	(203,531)	358,802	1,973,261	1,780,800
Labor claims	3,675,239	4,003,796	1,460,030	(165,030)	239,873	1,534,873	1,485,905
Tax and social security contributions	5,801,007	2,635,473	1,010,522	(35,861)	79,528	1,054,189	2,117,977
Other	46,490	28,123	11,037	(565)	-	10,472	17,819
Adjustments of operations carried out in futures settlement market	1,684,406	1,236,986	3,196	-	456,904	460,100	655,470
Legal obligation - tax and social security contributions	2,247,808	1,447,691	392,510	(160,900)	195,408	427,018	331,011
Provision related to health insurance operations	668,247	698,468	273,827	-	5,560	279,387	267,299
Other non-deductible provisions	9,886,863	7,044,820	2,591,358	(1,578,606)	1,719,966	2,732,718	2,153,809
Related to provisions exceeding the minimum required not disbursed – allowance for loan losses	5,216,967	6,330,261	2,532,104	-	-	2,532,104	2,086,787

Reflected in stockholders’ equity accounts			3,082,986	(386,649)	1,439	2,697,776	3,394,270
Corporate reorganizations (Note 2c)	8,333,263	6,462,823	2,513,984	(316,625)	-	2,197,359	2,833,309
Adjustment to market value of available-for-sale securities	1,183,662	1,251,043	569,002	(70,024)	1,439	500,417	473,465
Cash flow hedge and hedge of net investment in foreign operation	218,740	-	-	-	-	-	87,496
Total	43,433,101	35,954,301	38,082,129	(4,653,876)	7,902,336	41,330,589	38,605,661
Social contribution for offset arising from Option established in article 8 of Provisional Measure No. 2,158-35 of August 24, 2001			644,891	-	363	645,254	605,121

(*) From a financial point of view, rather than recording the provision of R$ 28,240,435 (R$ 33,697,436 at 06/30/2014) and deferred tax assets of R$ 11,004,122 (R$ 10,896,877 at 06/30/2014), only the net provisions of the corresponding tax effects should be considered, which would reduce the total deferred tax assets from R$ 41,330,589 (R$ 38,605,661 at 06/30/2014) to R$ 30,326,467 (R$ 27,708,784 at 06/30/2014).

At ITAÚ UNIBANCO HOLDING, the deferred tax assets totaled R$ 116,413 (R$ 343,896 at 06/30/2014) and are basically represented by legal liabilities – tax and social security of R$ 99,678 (R$ 313,325 at 06/30/2014), provision administrative of R$ 10,096 (R$ 2,958 at 06/30/2014) and social contribution loss carryforwards of R$ 6,513 (R$ 27,513 at 06/30/2014), which expected realization is dependent upon the progress of the lawsuit.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2015	154

II -	Provision for Deferred Income Tax and Social Contribution balance and its changes are shown as follows:

	12/31/2014	Realization / Reversal	Increase	06/30/2015	06/30/2014
Reflected in income and expense accounts	4,056,830	(593,368)	203,838	3,667,300	5,973,902
Depreciation in excess – leasing	2,507,980	(494,254)	-	2,013,726	3,330,873
Restatement of escrow deposits and contingent liabilities	986,004	(88,440)	57,167	954,731	1,222,143
Provision for pension plan benefits	336,799	-	45,291	382,090	360,714
Adjustment to market value of securities and derivative financial instruments	5,621	(5,621)	21,228	21,228	393,555
Adjustments of operations carried out in future settlement market	5,907	-	33,014	38,921	364,037
Taxation of results abroad – capital gains	164,651	-	5,331	169,982	124,293
Other	49,868	(5,053)	41,807	86,622	178,287
Reflected in stockholders’ equity accounts	937,308	(27,674)	185,145	1,094,779	352,810
Adjustment to market value of available-for-sale securities	122,170	(27,674)	-	94,496	21,234
Cash flow hedge	373,592	-	169,330	542,922	-
Provision for pension plan benefits (*)	441,546	-	15,815	457,361	331,576
Total	4,994,138	(621,042)	388,983	4,762,079	6,326,712

 (*) Reflected in stockholders' equity, pursuant to CVM Resolution nº 695/12 (Note 19).

At ITAÚ UNIBANCO HOLDING, the provision for deferred income tax and social contribution totals R$ 4,242 (R$ 3,813 at 06/30/2014), mainly represented by restatement of escrow deposits and contingent liabilities.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2015	155

III -	The estimate of realization and present value of deferred tax assets and social contribution for offset, arising from Provisional Measure No. 2,158-35 of August 24, 2001 and from the Provision for Deferred Income Tax and Social Contribution existing at June 30, 2015, in accordance with the expected generation of future taxable income, based on the history of profitability and technical feasibility studies, are:

	Deferred tax assets								Provision for deferred
	Temporary differences	%	Tax loss/social contribution loss carryforwards	%	Total	%	Social contribution for offset	%	income tax and social contribution	%	Net deferred taxes	%
2015	8,134,199	24%	165,636	2%	8,299,835	20%	554	0%	(1,062,829)	22%	7,237,560	19%
2016	6,198,742	18%	1,278,565	18%	7,477,307	18%	304,156	47%	(835,978)	18%	6,945,485	19%
2017	4,667,280	13%	1,449,274	20%	6,116,554	14%	335,793	52%	(1,177,742)	25%	5,274,605	14%
2018	5,124,366	15%	1,450,752	20%	6,575,118	16%	4,751	1%	(254,313)	5%	6,325,556	17%
2019	2,349,827	7%	1,620,639	23%	3,970,466	10%	-	0%	(247,056)	5%	3,723,410	10%
after 2019	7,688,647	23%	1,202,662	17%	8,891,309	22%	-	0%	(1,184,161)	25%	7,707,148	21%
Total	34,163,061	100%	7,167,528	100%	41,330,589	100%	645,254	100%	(4,762,079)	100%	37,213,764	100%
Present value (*)	27,674,298		5,713,898		33,388,196		556,449		(3,866,733)		30,077,912

 (*) The average funding rate, net of tax effects, was used to determine the present value.

The projections of future taxable income include estimates related to macroeconomic variables, exchange rates, interest rates, volume of financial operations and services fees and others which can vary in relation to actual data and amounts.

Net income in the financial statements is not directly related to taxable income for income tax and social contribution, due to differences existing between accounting criteria and tax legislation, besides corporate aspects. Accordingly, we recommend that the trend of the realization of deferred tax assets arising from temporary differences, income tax and social contribution loss carry forwards are not used as an indication of future net income.

IV-	There are no unrecorded deferred tax assets at 06/30/2015 and 06/30/2014.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2015	156

c)	Tax and social security contributions

	06/30/2015	06/30/2014
Taxes and contributions on income payable	2,224,906	2,853,073
Taxes and contributions payable	1,635,176	1,300,417
Provision for deferred income tax and social contribution (Note 14b II)	4,762,079	6,326,712
Legal liabilities – tax and social security (Note 12b)	4,061,738	6,952,859
Total	12,683,899	17,433,061

At ITAÚ UNIBANCO HOLDING, the balance of Tax and Social Security Contributions totals R$ 312,839 (R$ 187,159 at 06/30/2014) and is mainly comprised of Taxes and contributions on income payable of R$ 297,161 (R$ 182,259 at 06/30/2014).

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2015	157

d)	Taxes paid or provided for and withheld from third parties

The amount of taxes paid or provided for is mainly from those levied on income, revenue and payroll. In relation to the amounts withheld and collected from third parties, the company takes into consideration the interest on capital and on the service provision, in addition to that levied on financial operation.

	06/30/2015	06/30/2014
Taxes paid or provided for	9,394,774	9,851,649
Taxes withheld and collected from third parties	7,178,353	5,792,938
Total	16,573,127	15,644,587

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2015	158

Note 15 – Permanent Assets

a)	Investment

I - Change of investments - ITAÚ UNIBANCO HOLDING

	Balance at 12/31/2014					Changes											Equity in earnings
	Book value						Dividends / interest	Equity in earnings of subisidiaries					Adjustments in				of subsidiaries
Companies	Stockholders' equity	Adjustments under investor criteria (1)	Unrealized results	Goodwill	Balance at 12/31/2014	Amortization of goodwill	on capital paid/provided for (2)	Earnings/ (loss)	Changes in exchange rates	Adjustments under investor criteria (1)	Unrealized results	Total	marketable securities of subsidiaries and other	Corporate Events (3)	Balance at 06/30/2015	Balance at 06/30/2014	from 01/01 to 06/30/2014
Domestic	61,095,712	27,405	(495,139)	24,287	60,652,265	(3,168)	(3,090,648)	7,781,564	-	3,267	62,598	7,847,429	73,792	(399,425)	65,080,245	54,169,683	6,178,140
Itaú Unibanco S.A.	49,772,836	6,470	(437,129)	24,287	49,366,464	(3,168)	-	5,431,683	-	19,127	54,618	5,505,428	86,729	-	54,955,453	46,631,199	5,058,799
Banco Itaú BBA S.A.	5,685,182	23,400	(57,048)	-	5,651,534	-	(642,340)	428,225	-	(15,642)	7,018	419,601	(10,133)	-	5,418,662	5,228,290	268,175
Banco Itaucard S.A. (4)	2,609,183	(4,228)	(962)	-	2,603,993	-	(2,264,953)	1,554,035	-	(425)	962	1,554,572	(807)	-	1,892,805	1,188,705	853,439
Itaú Corretora de Valores S. A. (4)	1,268,626	1,763	-	-	1,270,389	-	(183,351)	299,064	-	207	-	299,271	(1,972)	-	1,384,337	1,081,163	(3,796)
Itaú-BBA Participações S.A.	1,759,868	-	-	-	1,759,868	-	-	68,554	-	-	-	68,554	(24)	(399,424)	1,428,974	40,305	1,521
Itau Seguros S.A.	16	-	-	-	16	-	(4)	3	-	-	-	3	(1)	-	14	18	2
Itaú Administração Previdenciária Ltda.	1	-	-	-	1	-	-	-	-	-	-	-	-	(1)	-	-	-
Itaú Seguros Soluções Corporativas S.A. (5)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	2	-
Itau Soluções Previd, Ltda. (6)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	1	-

Foreign	5,806,993	-	-	102,817	5,909,810	(25,705)	(63,110)	426,836	822,538	-	-	1,249,374	9,475	(24,752)	7,055,092	4,834,886	(137,478)
Itaú Chile Holdings, INC.	4,618,931	-	-	90,483	4,709,414	(22,621)	-	175,823	776,956	-	-	952,779	7,325	-	5,646,897	3,826,678	(150,733)
Banco Itaú Uruguay S.A.	893,805	-	-	9,424	903,229	(2,356)	-	183,141	28,721	-	-	211,862	2,148	-	1,114,883	761,881	3,058
OCA S.A.	229,168	-	-	2,504	231,672	(672)	(14,328)	65,606	7,228	-	-	72,834	2	-	289,508	194,596	13,534
ACO Ltda.	3,505	-	-	42	3,547	(11)	-	136	132	-	-	268	-	-	3,804	2,947	(370)
OCA Casa Financiera S.A. (7)	61,584	-	-	364	61,948	(45)	(48,782)	2,130	9,501	-	-	11,631	-	(24,752)	-	48,784	(2,967)
Grand total	66,902,705	27,405	(495,139)	127,104	66,562,075	(28,873)	(3,153,758)	8,208,400	822,538	3,267	62,598	9,096,803	83,267	(424,177)	72,135,337	59,004,569	6,040,662
(1) Adjustment arising from the standardization of the investee’s financial statements according to the investor’s accounting policies;

(2) Dividends approved and not paid are recorded as Dividends receivable.

(3) Corporate Events arising from acquisitions, spin-offs, merges, takeovers, and increases or decreases of capital.

(4) The investment and the equity in earnings reflect the different interest in preferred shares, profit sharing and dividends.

(5) Investment sold on October 31, 2014 to ACE Seguradora S.A.

(6) Company merged on August 31, 2014 by Itaú Administração Previdenciária Ltda.

(7) Company liquidated on March 30, 2015

			Net income for the	Number of shares/quotas owned by ITAÚ UNIBANCO HOLDING			Equity share in	Equity share in
Companies	Capital	Stockholders’ equity	period	Common	Preferred	Quotas	voting capital (%)	capital (%)
Domestic
Itaú Unibanco S.A.	40,325,563	55,358,957	5,431,683	2,124,156,731	2,057,245,497	-	100.00	100.00
Banco Itaú BBA S.A.	3,574,844	5,468,693	428,225	4,474,436	4,474,436	-	100.00	100.00
Banco Itaucard S.A. (4)	15,564,076	18,604,308	1,718,615	3,596,744,163	1,277,933,118	-	1.51	2.04
Itaú Corretora de Valores S. A. (4)	1,212,887	2,649,806	331,018	-	811,503	-	-	1.94
Itaú-BBA Participações S.A.	1,328,562	1,428,974	68,554	548,954	1,097,907	-	100.00	100.00
Itau Seguros S.A.	5,065,415	5,893,245	1,084,588	450	1	-	0.00	0.00
Itaú Administração Previdenciária Ltda.	59,251	106,086	15,007	-	-	1,299	0.00	0.00
Foreign
Itaú Chile Holdings, INC.	4,333,495	5,579,035	175,823	100	-	-	100.00	100.00
Banco Itaú Uruguay S.A.	513,490	1,107,815	183,141	4,465,133,954	-	-	100.00	100.00
OCA S.A.	17,275	287,356	65,606	1,502,176,740	-	-	100.00	100.00
ACO Ltda.	15	3,801	138	-		131	99.24	99.24

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2015	159

II - Composition of investments

a)	The table below shows the major investments of ITAÚ UNIBANCO HOLDING CONSOLIDATED:

	% participation at 06/30/2015		06/30/2015
	Total	Voting	Stockholders’ equity	Net income	Investment	Equity in earnings

Domestic			8,050,884	736,049	3,178,564	293,288
BSF Holding S.A (1) (2)	49.00%	49.00%	1,353,125	238,706	1,001,693	116,966
IRB-Brasil Resseguros S.A. (2) (3)	15.01%	15.01%	2,866,499	162,854	423,091	24,408
Porto Seguro Itaú Unibanco Participações S.A.(2)	42.93%	42.93%	3,831,260	334,489	1,644,932	143,608
Others (5a) (6)					108,848	8,306
Foreign (7a)					1,890	640
Total			8,050,884	736,049	3,180,454	293,928

	% participation at 06/30/2014		06/30/2014
	Total	Voting	Stockholders’ equity	Net income	Investment	Equity in earnings

Domestic			7,221,861	782,273	2,889,443	227,873
BSF Holding S.A.(1)	49.00%	49.00%	1,005,689	186,535	910,721	91,402
IRB-Brasil Resseguros S.A. (2) (3)	15.00%	15.00%	2,738,938	477,041	403,564	71,612
Porto Seguro Itaú Unibanco Participações S.A.(2) (3)	42.93%	42.93%	3,477,234	118,697	1,491,088	50,961
Others (5b) (6)					84,070	13,898
Foreign			34,967	6,467	68,065	3,265
MCC Corredora de Bolsa (4)	50.05%	50.05%	18,265	2,548	14,353	1,275
MCC Securities Inc. (4)	50.00%	50.00%	16,702	3,919	52,245	1,981
Others (7b)					1,467	9
Total			7,256,828	788,740	2,957,508	231,138

(1)	Includes goodwill in the amount of R$ 338,662 at 06/30/2015 (R$ 417,933 at 06/30/2014);
(2)	For the purpose of accounting for participation in earnings, the position at 05/31/2015 and 05/31/2014, as provided for in Circular Letter nº 1,963 of August 23, 1991, from BACEN;
(3)	Adjustments resulting from standardization of the financial statements of the investee to the financial policies of invetidora;
(4)	Consolidated companies from 08/01/2014.
(5)	a) At 06/30/2015, includes Kinea Private Equity, Olímpia Promoção e Serviços S.A. and Tecnologia Bancária S.A. b) At 06/30/2014 includes Latosol Empreendimentos e Participações LTDA, Olímpia Promoção e Serviços S.A. and Tecnologia Bancária S.A.
(6)	Includes equity in earnings not arising from net income.
(7)	a) At 06/30/2015, includes Compãnia Uruguaya de Medios de Processamiento e Rias Redbanc S.A. b) At 06/30/2014, includes Compãnia Uruguaya de Medios de Processamiento e Rias Redbanc S.A. and Rosefield Finance Ltda.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2015	160

III)	Other investments

	06/30/2015	06/30/2014
Other investments	638,477	486,849
Shares and quotas	50,898	89,205
Investments through tax incentives	201,625	204,217
Equity securities	15,443	14,486
Other	370,511	178,941
(Allowance for loan losses)	(208,917)	(211,473)
Total	429,560	275,376
Equity - Other investments	4,740	19,992

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2015	161

b) Fixed assets, goodwill and intangible assets

I) Fixed assets

	Real Estate in Use (2) (3)		Other Fixed Assets (3)
Real estate in use (1)	Land	Buildings	Improvements	Installations	Furniture and equipment	EDP Systems	Other (communication, security and transportation)	Total
Annual depreciation rates		4%	10%	10 a 20%	10 a 20%	20 a 50%	10 a 20%

Cost
Balance at 12/31/2014	942,571	3,578,226	1,510,346	1,116,719	1,789,039	6,336,816	773,153	16,046,870
Acquisitions	-	33,105	120,452	59,320	111,042	267,309	27,860	619,088
Disposals	(75)	(3,563)	(102,982)	(1,141)	(11,573)	(386,098)	(3,055)	(508,487)
Exchange variation	1,029	15,593	27,130	3,662	5,346	23,468	1,957	78,185
Other	(37)	(418,906)	10,505	405,693	(240,998)	149,966	396	(93,381)
Balance at 06/30/2015	943,488	3,204,455	1,565,451	1,584,253	1,652,856	6,391,461	800,311	16,142,275

Depreciation
Balance at 12/31/2014	-	(1,695,460)	(753,421)	(519,761)	(503,692)	(4,534,893)	(478,822)	(8,486,049)
Depreciation expenses	-	(35,554)	(137,250)	(60,214)	(44,280)	(488,368)	(37,962)	(803,628)
Disposals	-	3,547	102,981	539	9,660	366,200	2,187	485,114
Exchange variation	-	(2,543)	(12,567)	(365)	1,797	(19,152)	(1,380)	(34,210)
Other	-	2,695	201	36	2,397	69,024	1,052	75,405
Balance at 06/30/2015	-	(1,727,315)	(800,056)	(579,765)	(534,118)	(4,607,189)	(514,925)	(8,763,368)

Impairment
Balance at 12/31/2014	-	-	-	-	-	-	-	-
Additions / assumptions	-	-	-	-	-	-	-	-
Reversals	-	-	-	-	-	-	-	-
Balance at 06/30/2015	-	-	-	-	-	-	-	-

Book value
Balance at 06/30/2015	943,488	1,477,140	765,395	1,004,488	1,118,738	1,784,272	285,386	7,378,907
Balance at 06/30/2014	943,946	1,500,450	699,997	583,181	693,359	2,041,747	308,305	6,770,985

(1) The contractual commitments for the purchase of the fixed assets totaled R$ 61,779 achievable by 2016.

(2) Includes amounts pledged in guarantee of voluntary deposits (Note 12d).

(3) Includes the amount of R$ 4,589 (R$ 3,343 at 06/30/2014) related to attached real estate; fixed assets under construction in the amount of R$ 922,544 (R$ 1,244,817 at 06/30/2014) consisting of R$ 192,871 (R$ 961,624 at 06/30/2014) in real estate in use; R$ 11,913 (R$ 11,486 at 06/30/2014) in improvements, and R$ 717,760 (R$ 271,707 at 06/30/2014) in equipment.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2015	162

II)	Goodwill

			Changes
	Amortization period	Balance at 12/31/2014	Acquisitions	Amortization expenses	Impairment	Disposals (*)	Exchange variation	Balance at 06/30/2015	Balance at 06/30/2014
Goodwill (Notes 2b and 4j)	10 years	203,919	10,506	(3,023)	-	(12,133)	13,469	212,738	1,841,039

(*) Goodwill transferred to Intangible resulting from the merger of Itaú Unibanco Financeira (Note 2c).

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2015	163

III)	Intangible assets

		Other intangible assets
Intangible (1)	Rights for acquisition of payroll (2)	Association for the promotion and offer of financial products and services	Acquisition of software	Development of software	Goodwill on Acquisition (Note 4k)	Other Intangible Assets	Total
Annual amortization rates	20%	8%	20%	20%	20%	10% a 20%

Cost
Balance at 12/31/2014	1,066,922	1,561,377	1,891,898	2,836,712	1,483,340	2,122,547	10,962,796
Acquisitions	24,749	-	242,189	238,410	15,167	28,889	549,404
Disposals	(27,484)	(52,533)	(91,936)	(1,511)	(4,683)	(2,066)	(180,213)
Exchange variation	-	2,170	50,113	-	(726)	64,773	116,330
Other	(5,233)	2,772	8,793	-	310,641	(301,835)	15,138
Balance at 06/30/2015	1,058,954	1,513,786	2,101,057	3,073,611	1,803,739	1,912,308	11,463,455

Amortization
Balance at 12/31/2014	(555,311)	(330,524)	(887,177)	(111,981)	(106,044)	(305,685)	(2,296,722)
Amortization expenses (3)	(103,683)	(74,481)	(173,266)	(56,119)	(122,687)	(47,060)	(577,296)
Disposals	27,463	22,968	91,936	-	-	315	142,682
Exchange variation	-	(782)	(23,191)	-	(217)	(50,797)	(74,987)
Other	-	-	529	(848)	(4,941)	3,509	(1,751)
Balance at 06/30/2015	(631,531)	(382,819)	(991,169)	(168,948)	(233,889)	(399,718)	(2,808,074)

Impairment (4)
Balance at 12/31/2014	(18,251)	(1,792)	-	(13,733)	-	-	(33,776)
Additions / assumptions	-	-	-	(3,833)	-	-	(3,833)
Disposals	-	-	-	-	-	-	-
Balance at 06/30/2015	(18,251)	(1,792)	-	(17,566)	-	-	(37,609)

Book value
Balance at 06/30/2015	409,172	1,129,175	1,109,888	2,887,097	1,569,850	1,512,590	8,617,772
Balance at 06/30/2014	546,525	1,315,442	964,473	2,419,793	9,005	387,534	5,642,772

(1) The contractual commitments for purchase of the new intangible assets totaled R$ 379,649 achievable by 2016.

(2) Represents the recording of amounts paid for acquisition of rights to provide services of payment of salaries, proceeds, retirement and pension benefits and similar benefits.

(3) Amortization expenses of the rights for acquisition of payrolls and associations are disclosed in the expenses on financial operations.

(4) Pursuant to BACEN Resolution No. 3,566, of May 29, 2001 (Note 13i).

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2015	164

Note 16 – Stockholders' equity

a)	Shares

The Extraordinary Stockholders’ Meeting held on April 29, 2015 approved the increase of subscribed and paid-up capital by R$ 10,148,000, with the capitalization of the amounts recorded in Revenue Reserve – Statutory Reserve, with a 10% bonus shares. Bonus shares started being traded on July 17,2015 and the process was approved by the Central Bank on June 25,2015. Accordingly, capital stock was increased by 553,083,268 shares.

Capital comprises 6,083,915,949 book-entry shares with no par value, of which 3,047,040,198 are common and 3,036,875,751 are preferred shares without voting rights, but with tag-along rights, in the event of the public offer of common shares, at a price equal to 80% of the amount paid per share with voting rights in the controlling stake, as well as a dividend at least equal to that of the common shares. Capital stock amounts to R$ 85,148,000 (R$ 75,000,000 at 06/30/2014), of which R$ 50,802,138 (R$ 51,388,515 at 06/30/2014) refers to stockholders domiciled in the country and R$ 24,197,862 (R$ 23,611,485 at 06/30/2014) refers to stockholders domiciled abroad and R$ 10,148,000 outstanding shares as from 07/17/2015.

The table below shows the change in shares of capital stock and treasury shares during the period:

	Number
	Common	Preferred	Total	Amount
Residents in Brazil at 12/31/2014	2,758,685,730	1,043,799,342	3,802,485,072
Residents abroad at 12/31/2014	11,350,814	1,716,996,795	1,728,347,609
Shares of capital stock at 12/31/2014	2,770,036,544	2,760,796,137	5,530,832,681
Bonus Shares - ESM of 04/29/2015 - Carried out at 06/25/2015 - Outstanding as from 07/17/2015	277,003,654	276,079,614	553,083,268
Shares of capital stock at 06/30/2015	3,047,040,198	3,036,875,751	6,083,915,949
Residents in Brazil at 06/30/2015	3,034,225,086	1,086,787,450	4,121,012,536
Residents abroad at 06/30/2015	12,815,112	1,950,088,301	1,962,903,413
Treasury shares at 12/31/2014	2,541	53,828,551	53,831,092	(1,327,880)
Purchase of treasury shares	-	36,586,600	36,586,600	(1,247,150)
Exercised – granting of stock options	-	(2,214,731)	(2,214,731)	3,647
Disposals – stock option plan	-	(6,509,469)	(6,509,469)	229,257
Bonus Shares - ESM of 04/29/2015 - In Treasury as from 07/17/2015	254	8,169,095	8,169,349	-
Treasury shares at 06/30/2015 (1)	2,795	89,860,046	89,862,841	(2,342,126)
Outstanding shares at 06/30/2015 (2)	3,047,037,403	2,947,015,705	5,994,053,108
Outstanding shares at 06/30/2014 (3)	3,047,037,403	2,967,449,411	6,014,486,814

(1) Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury for subsequent cancellation or replacement in the market.

(2) Outstanding shares 5,449,139,189 at 06/30/2015, not considering bonus shares.

(3) For better comparability, outstanding shares for the period ending June 30, 2014 were adjusted for the bonus of June 25, 2015.

We detail below of the cost of shares purchased in the period, as well the average cost of treasury shares and their market price (in Brazilian reais per share) at 06/30/2015:

Cost / Market value	Common	Preferred
Minimum	-	32.58
Weighted average	-	34.09
Maximum	-	35.05
Treasury shares
Average cost	7.97	28.67
Market value	33.21	34.22

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2015	165

b)	Dividends

Stockholders are entitled to a mandatory dividend of not less than 25.0% of annual net income, which is adjusted according to the rules set forth in Brazilian Corporate Law. Both types of shares participate equally, after common shares have received dividends equal to the annual minimum priority dividend of R$ 0.022 per share non-cumulative to be paid to preferred shares.

The calculation of the monthly advance of mandatory minimum dividend is based on the share position on the last day of the prior month, taking into consideration that the payment is made on the first business day of the subsequent month, in the amount of R$ 0.015 per share.

I - Calculation

Net income	10,630,264
Adjustments:
(-) Legal reserve	(531,513)
Dividend calculation basis	10,098,751
Mandatory dividend	2,524,687
Dividend – paid / provided for	2,524,687	25.0%

II – Payments / provision of interest on capital and dividends

	Gross	WTS	Net
Paid / Prepaid	410,281	-	410,281
Dividends - 5 monthly installments of R$ 0.015 per share paid in February and June 2015	410,281	-	410,281

Declared (recorded in other liabilities – Social and Statutory)	2,473,059	(358,653)	2,114,406
Dividends - 1 monthly installment of R$ 0.015 per share paid on 07/01/2015	82,036	-	82,036
Interest on capital - R$ 0.3989 per share	2,391,023	(358,653)	2,032,370
Interest on capital - R$ 0.3460 per share to be paid in august 2015	2,073,942	(311,091)	1,762,851
Interest on capital - R$ 0.0529 per share, to be declared	317,081	(47,562)	269,519

Total from 01/01 to 06/30/2015 - R$ 0.4291 net per share	2,883,340	(358,653)	2,524,687
Total from 01/01 to 06/30/2014 - R$ 0.3667 net per share	2,227,001	(267,009)	1,959,992

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2015	166

c)	Capital and revenue reserves

	06/30/2015	06/30/2014
Capital reserves	1,331,243	866,514
Premium on subscription of shares	283,512	283,512
Granted options recognized – Law No. 11,638, Share-based instruments and Share-based payment	1,046,626	581,897
Reserves from tax incentives and restatement of equity securities and other	1,105	1,105
Revenue reserves	21,890,585	19,694,145
Legal	6,372,163	5,347,909
Statutory:	15,518,422	14,146,216
Dividends equalization (1)	5,927,334	4,289,504
Working capital increase (2)	4,338,486	4,408,982
Increase in capital of investees (3)	5,252,602	5,447,730
Unrealized profits (4)	-	200,020

(1)	Reserve for Dividends Equalization – its purpose is to guarantee funds for the payment of advances of dividends, including interest on capital, to maintain the flow of the stockholders’ compensation.
(2)	Reserve for Working Capital Increase – its purpose is to guarantee funds for the company’s operations.
(3)	Reserve for Increase in Capital of Investees – its purpose is to guarantee the preferred subscription right in the capital increases of investees.
(4)	Refers to Interest on Capital declared after June 30 for each period, in compliance with BACEN Circular Letter nº 3,516, of July 21, 2011.

d)	Conciliation of net income and stockholders’ equity (Note 2b)

	Net income		Stockholders’ equity
	01/01 to 06/30/2015	01/01 to 06/30/2014	06/30/2015	06/30/2014
ITAÚ UNIBANCO HOLDING	10,630,264	7,536,736	105,866,462	92,938,683
Amortization of goodwill	280,115	644,124	(890,417)	(1,451,959)
Corporate reorganizations (Note 2c)	931,248	939,191	(4,265,463)	(5,499,954)
Conversion adjustments of foreign investments (Note 4s)	(124,739)	197,877	-	-
Foreign exchange variation of investments	(1,114,333)	799,623	-	-
Hedge of net investments in foreign operations	1,729,757	(887,366)	-	-
Tax effects – hedge of net investments in foreign operations	(740,163)	285,620	-	-
ITAÚ UNIBANCO HOLDING CONSOLIDATED	11,716,888	9,317,928	100,710,582	85,986,770

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2015	167

e)	Minority interest in subsidiaries

	Stockholders’ equity		Net Income
			01/01 to	01/01 to
	06/30/2015	06/30/2014	06/30/2015	06/30/2014
Itau Bank, Ltd. (*)	-	869,235	-	-
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	503,731	408,540	(67,047)	(54,433)
Banco Itaú BMG Consignado S.A. (Note 2c)	885,097	325,953	(70,764)	(30,478)
Luizacred S.A. Soc. Cred. Financiamento Investimento	278,200	266,732	(42,295)	(48,145)
IGA Participações S.A.	54,926	52,071	(1,690)	(1,077)
Investimentos Bemge S.A.	22,991	21,403	(844)	(665)
Banco Investcred Unibanco S.A.	18,579	19,618	1,279	(531)
Others	6,737	11,499	(3,505)	(6,903)
Total	1,770,261	1,975,051	(184,866)	(142,232)

(*) Represented by Preferred Shares issued on December 31, 2002 and redeemed on March 31, 2015 by Itau Bank Ltd., in the amount of US$ 393,072 thousand, with dividends calculated based on LIBOR plus 1.25% p.a., payable on a monthly basis.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2015	168

f)	Share-based payment

ITAÚ UNIBANCO HOLDING and its subsidiaries have share-based payment programs aimed at involving its management members and employees in the medium and long-term corporate development process.

These payments are only made in years in which there are sufficient profits to enable the distribution of mandatory dividends, in order to limit the maximum dilution to which stockholders are subject, and at a quantity that does not exceed the limit of 0.5% of the total shares held by the controlling and minority stockholders at the balance sheet date.

These programs are settled by the delivery of ITUB4 treasury shares to stockholders.

At the ESM of April 29, 2015 a capital increase with 10.0% share bonus was approved and ratified by BACEN on June 25, 2015. The new shares will be included in the share position on July 17, 2015. Therefore, the number of shares shown in this note as of June 30, 2015 is not of bonus shares.

From January 1 to June 30, 2015, the accounting effect of the share-based payment in income was R$ (456,307) (R$ (181,276) from January 1 to June 30, 2014).

I –  Stock Option Plan (Simple Options)

ITAÚ UNIBANCO HOLDING has a Stock Option Plan (“Simple Options”) aimed at involving management members and employees in the medium and long-term corporate development program of ITAÚ UNIBANCO HOLDING and its subsidiaries, offering them the opportunity to take part in the appreciation that their work and dedication bring to the shares.

In addition to the grants provided under the Plan, ITAÚ UNIBANCO HOLDING also maintains control over the rights and obligations in connection with the options granted under the plans assumed at the Extraordinary Stockholders’ Meetings held on April 24, 2009 and April 19, 2013 related to the Unibanco – União de Bancos Brasileiros S.A., Unibanco Holdings S.A. and Redecard S.A. stock option plans, respectively. The exchange of shares for ITUB4 did not have relevant financial impact accordingly.

Simple options have the following characteristics:

a)	Exercise price: calculated based on the average prices of shares in the three (3) months of the year prior to the grant date. The prices determined will be restated until the last business day of the month prior to the option exercise date based on IGP-M or, in its absence, on the index to be internally determined, and they should be paid within a period equal to that in force for settlement of operations on BM&FBOVESPA.

b)	Vesting period: determined upon the issue, from one (1) to seven (7) years, counted from the grant date. The vesting period is normally determined at five (5) years.

c)	Fair value and economic assumptions for cost recognition: the fair value of Simple Options is calculated on the grant date based on the Binominal model. Economic assumptions used are as follows:

(i)	Exercise price: exercise price previously agreed upon the option issue, adjusted by the IGP-M variation;

(ii)	Price of the underlying asset (ITUB4 shares): closing price on BM&FBOVESPA on the calculation base date.

(iii)	Expected dividends: the average annual return rate for the last three (3) years of dividends paid plus interest on capital of the ITUB4 share;

(iv)	Risk-free interest rate: IGP-M coupon rate at the expiration date of the Simple Option.

(v)	Expected volatility: calculated based on the standard deviation from the history of the last 84 monthly returns of the ITUB4 share closing prices, disclosed by BM&FBOVESPA, adjusted by the IGP-M variation.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2015	169

	Simple options
	Quantity	Weighted average Exercise price	Weighted average Market value
Opening balance at 12/31/2014	50,147,374	35.67
Options exercisable at the end of the period	26,247,536	35.37
Options outstanding not exercisable	23,899,838	36.00
Options:
Granted	-	-
Canceled / Forfeited (*)	(366,501)	36.56
Exercised	(136,415)	26.74	37.68
Closing balance at 06/30/2015	49,644,458	36.67
Options exercisable at the end of the period	26,067,261	36.57
Options outstanding not exercisable	23,577,197	36.77
Range of exercise prices
Granting 2008-2009		27,30 - 41,75
Granting 2010-2012		26,27 - 43,23
Weighted average of the remaining contractual life (in years)	2.39

(*) Refers to non-exercise due to the beneficiary’s option.

	Simple options
	Quantity	Weighted average Exercise price	Weighted average Market value
Opening balance at 12/31/2013	65,316,846	32.85
Options exercisable at the end of the period	32,734,794	30.42
Options outstanding not exercisable	32,582,052	36.25
Options:
Granted	-	-
Canceled / Forfeited (*)	(118,505)	35.78
Exercised	(4,292,672)	15.43	18.90
Closing balance at 06/30/2014	60,905,669	35.14
Options exercisable at the end of the period	28,714,096	32.22
Options outstanding not exercisable	32,191,573	37.74
Range of exercise prices
Granting 2006-2009		26,22 - 43,85
Granting 2010-2012		26,27 - 42,60
Weighted average of the remaining contractual life (in years)	3.05

(*) Refers to non-exercise due to the beneficiary’s option.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2015	170

ll – Partner Plan

The employees and management members of ITAÚ UNIBANCO HOLDING and its subsidiaries may be selected to participate in the program that invests a percentage of their bonus to acquire ITUB4 shares and share-based instruments; accordingly, the ownership of these shares should be held by the beneficiaries for a period from three (3) to five (5) years, counted from the initial investment, and are thus subject to market price variation. After complying with the suspension conditions set forth in the program, beneficiaries will be entitled to receive ITUB4 as consideration, in accordance with the numbers of shares provided for in the program regulation.

The acquisition price of own shares and Share-Based Instruments is established every six months and is equivalent to the average of the ITUB4 quotation in the 30 days prior to the determination of the acquisition price.

The fair value of the ITUB4 as consideration is the market price at the grant date, less expected dividends.

The weighted average of the fair value of the ITUB4 as consideration was estimated at R$ 36.66 per share at June 30, 2015 (R$ 25.83 per share at June 30, 2014).

Law No. 12,973/14, which adjusted tax legislation to the international accounting standards and terminated the Transition Tax Regime (RTT), set up a new legal framework for payments made in shares. We made changes to the Partner Plan, and adjusted its tax effects, to conform with this new legislation.

Changes in the Partner Program

Quantity
Balance at 12/31/2014	24,304,025
New granted	9,456,891
Cancelled	(467,365)
Exercised	(2,078,316)
Balance at 06/30/2015	31,215,235
Weighted average of remaining contractual life (years)	2.30

Quantity
Balance at 12/31/2013	18,351,820
New granted	7,467,437
Cancelled	(693,874)
Exercised	(2,696,860)
Balance at 06/30/2014	22,428,523
Weighted average of remaining contractual life (years)	2.45

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2015	171

III-	Variable Compensation

The policy established in compliance with CMN Resolution No. 3,921/10 sets forth that fifty percent (50.0%) of the management’s variable compensation should be paid in cash and fifty percent (50.0%) should be paid in shares for a period of three (3) years. Shares are delivered on a deferred basis, of which one-third (1/3) per year, subject to the executive’s remaining with the institution. The deferred unpaid portions may be reversed proportionally to the significant reduction of the recurring income realized or the negative income for the period.

The fair value of the ITUB4 share is the market price at its grant date.

The weighted average of the fair value of ITUB4 shares was estimated at R$ 34.36 per share at June 30, 2015 (R$ 27.86 per share at June 30, 2014).

Change in variable compensation in shares	2015
Quantity
Balance at 12/31/2014	10,236,334
New	7,075,019
Delivered	(3,989,395)
Cancelled	(237,109)
Balance at 06/30/2015	13,084,849

Change in variable compensation in shares	2014
Quantity
Balance at 12/31/2013	5,022,421
New	6,894,466
Delivered	(1,764,116)
Cancelled	(65,768)
Balance at 06/30/2014	10,087,003

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2015	172

Note 17 – Related parties

a)	Transactions between related parties are disclosed in compliance with CVM Resolution n° 642, of October 7, 2010, and CMN Resolution n° 3,750 of June 30, 2009. These transactions are carried out at amounts, terms and average rates in accordance with normal market practices during the period, as well as under reciprocal conditions.

Transactions between companies included in consolidation were eliminated from the consolidated financial statements and the lack of risk is taken into consideration.

The unconsolidated related parties are the following:

•	Itaú Unibanco Participações S.A. (IUPAR), the Companhia E.Johnston de Participações S.A. (shareholder of IUPAR) and ITAÚSA, direct and indirect shareholders of ITAÚ UNIBANCO HOLDING;

•	The non-financial subsidiaries of ITAÚSA, specially: Itautec S.A., Duratex S.A., Elekeiroz S.A., ITH Zux Cayman Company Ltd and Itaúsa Empreendimentos S.A.;

•	Fundação Itaú Unibanco - Previdência Complementar, FUNBEP – Fundo de Pensão Multipatrocinado, Fundação Bemgeprev, UBB Prev - Previdência Complementar, and Fundação Banorte Manuel Baptista da Silva de Seguridade Social, closed-end supplementary pension entities that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING and / or its subsidiaries;

•	Fundação Itaú Social, Instituto Itaú Cultural, Instituto Unibanco, Instituto Assistencial Pedro Di Perna, Instituto Unibanco de Cinema and Associação Itaú Viver Mais, entities sponsored by ITAÚ UNIBANCO and subsidiaries to act in their respective areas of interest, as described in Notes 22e and 22j; and

•	Investments in Porto Seguro Itaú Unibanco Participações S.A. and BSF Holding S.A.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2015	173

The transactions with these related parties are basically characterized by:

	ITAÚ UNIBANCO HOLDING					ITAÚ UNIBANCO HOLDING CONSOLIDATED
		Assets / (liabilities)		Revenue / (expense)			Assets / (liabilities)		Revenue / (expense)
	Annual rate	06/30/2015	06/30/2014	01/01 to 06/30/2015	01/01 to 06/30/2014	Annual rate	06/30/2015	06/30/2014	01/01 to 06/30/2015	01/01 to 06/30/2014
Interbank investments		59,203,807	41,777,071	2,105,421	1,723,417		-	-	-	-
Itaú Unibanco S.A.	13.65% pre fixed or 100% of Selic	31,092,262	35,065,118	1,817,882	1,503,742		-	-	-	-
Agência Grand Cayman	2,14% to 6.36% pre fixed	8,696,448	6,711,953	248,833	219,675		-	-	-	-
Itaú Unibanco S.A. Nassau Branch	2,96% to 10.75% pre fixed	19,415,097	-	38,706	-		-	-	-	-
Securities and derivative financial instruments		-	11,229,672	409,774	319,225		-	-	-	-
Agência Grand Cayman		-	11,229,672	409,774	319,225		-	-	-	-
Deposits		-	-	-	(2,274)		-	-	-	-
Itaú Unibanco S.A.		-	-	-	(2,274)		-	-	-	-
Securities sold under repurchase agreements		-	-	(87,362)	-		(199,175)	(190,607)	(12,869)	(7,019)
Duratex S.A.		-	-	-	-	99% to 101,5% of CDI	(72,269)	(94,902)	(5,691)	(5,626)
Elekeiroz S.A.		-	-	-	-	99% to 100% of CDI	(4,991)	(14,104)	(243)	(1,018)
Itautec S.A.		-	-	-	-	100% of CDI	(1,629)	(4,318)	(91)	(90)
Itaúsa Empreendimentos S.A.		-	-	-	-	99,5% to 100,5% of CDI	(96,399)	(69,277)	(5,553)	-
Olimpia Promoção e Serviços S.A.		-	-	-	-	100% of Selic	(10,454)	(8,006)	(509)	(284)
Other		-	-	(87,362)	-		(13,433)	-	(782)	(1)
Amounts receivable from (payable to) related companies / Banking service fees (expenses)		(324)	(309)	(1,767)	(1,679)		(118,023)	(113,791)	5,055	961
Itaú Unibanco S.A.		(30)	-	-	-		-	-	-	-
Itaú Corretora de Valores S. A.		(294)	(309)	(1,765)	(1,679)		-	-	-	-
Itaúsa Investimentos Itaú S.A.		-	-	-	-		-	-	893	-
Itaúsa Empreendimentos S.A.		-	-	-	-		-	-	(3,296)	-
Olimpia Promoção e Serviços S.A.		-	-	-	-		(2,022)	-	(13,944)	-
Fundação Itaú Unibanco - Previdência Complementar		-	-	-	-		(116,114)	(15,122)	17,993	16,584
FUNBEP - Fundo de Pensão Multipatrocinado		-	-	-	-		274	253	2,533	2,466
Fundação BEMGEPREV		-	-	-	-		23	22	316	327
Fundação Banorte Manuel Baptista da Silva de Seguridade Social		-	-	-	-		-	(96,751)	-	142
Other		-	-	(2)	-		(184)	(2,193)	560	(18,558)
Rent revenues (expenses)		-	-	(124)	(125)		-	-	(27,026)	(25,579)
Itaúsa Investimentos Itaú S.A.		-	-	-	(9)		-	-	(850)	-
Itaú Seguros S.A.		-	-	(95)	(89)		-	-	-	-
Fundação Itaú Unibanco - Previdência Complementar		-	-	-	-		-	-	(19,665)	(18,916)
FUNBEP - Fundo de Pensão Multipatrocinado		-	-	-	-		-	-	(6,383)	(6,663)
Other		-	-	(29)	(27)		-	-	(128)	-
Donation expenses		-	-	-	-		-	-	(46,380)	(43,300)
Instituto Itaú Cultural		-	-	-	-		-	-	(45,500)	(42,500)
Associação Itaú Viver Mais		-	-	-	-		-	-	(880)	(800)
Data processing expenses		-	-	-	-		-	-	-	(130,027)
Itautec S.A.		-	-	-	-		-	-	-	(130,027)

In addition to the aforementioned operations, ITAÚ UNIBANCO HOLDING and non-consolidated related parties, as an integral part of the Agreement for apportionment of common costs of Itaú Unibanco, recorded in Other Administrative Expenses in the amount of R$ (1,971) (R$ 3,076 from 01/01 to 06/30/2014) in view of the use of the common structure.

In accordance with the rules in effect, the financial institutions cannot grant loans or advances to the following:

a)	any individual or company that control the Institution or any entity under common control with the institution, or any officer, director, fiscal council member or direct relative of such individuals;

b)	any entity controlled by the Institution; or

c)	any entity of which the bank directly or indirectly holds at least 10% of capital stock.

Therefore, no loans or advances are made to any subsidiaries, executive officers, Board of Directors members or their relatives.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2015	174

b)	Compensation of Management Key Personnel

The fees attributed in the period to ITAÚ UNIBANCO HOLDING CONSOLIDATED management members are as follows:

	01/01 to 06/30/2015	01/01 to 06/30/2014
Compensation	232,509	182,185
Board of Directors	11,881	9,108
Management members	220,628	173,077
Profit sharing	107,385	138,380
Board of Directors	195	6,169
Management members	107,190	132,211
Contributions to pension plans	5,441	3,436
Board of Directors	2	2
Management members	5,439	3,434
Stock option plan – Management members	105,119	86,762
Total	450,454	410,763

Information related to the granting of the share-based payment, benefits to employees and post-employment is detailed in Notes 16f IV and 19, respectively.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2015	175

Note 18 - Market value

The financial statements are prepared in accordance with accounting principles which assume the normal continuity of the operations of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

The book value of each financial instrument, whether included or not in the balance sheet (comprises investments in affiliates and other investments), when compared to the value that might be obtained in an active market, or in the absence of such market, using the net present value of future cash flows adjusted based on the current market interest, is approximately equal to the market value, or does not have a market quotation available, except for the instruments in the table below:

					Effects (1)
	Book value		Market		Results		Stockholders’ equity
	06/30/2015	06/30/2014	06/30/2015	06/30/2014	06/30/2015	06/30/2014	06/30/2015	06/30/2014
Interbank deposits	30,966,721	27,025,958	30,967,040	27,028,334	319	2,376	319	2,376
Securities and derivative financial instruments	334,727,443	291,297,429	334,566,939	292,212,528	(1,307,322)	(144,729)	(160,504)	915,099
Adjustment of available-for-sale securities					(472,047)	(407,354)	-	-
Adjustment of held-to-maturity securities					(835,275)	262,625	(160,504)	915,099
Loan, lease and other credit operations	429,331,809	390,381,482	431,705,341	391,862,740	2,373,532	1,481,258	2,373,532	1,481,258
Investments
BM&FBOVESPA	14,610	14,610	128,471	127,046	113,861	112,436	113,861	112,436
Porto Seguro Itaú Unibanco Participações S.A. (2)	1,644,932	1,491,088	4,069,310	3,131,600	2,424,378	1,640,512	2,424,378	1,640,512
Itaú Seguros Soluções Corporativas S.A. (Note 2c)	-	363,890	-	1,515,000	-	1,151,110	-	1,151,110
Fundings and borrowings (3)	217,620,324	200,480,982	218,519,028	200,885,620	(898,704)	(404,638)	(898,704)	(404,638)
Subordinated debt (Note 10f)	59,228,350	52,989,174	59,816,966	53,665,450	(588,616)	(676,276)	(588,616)	(676,276)
Treasury shares	2,342,126	1,545,039	2,795,549	2,017,859	-	-	453,423	472,820

(1) This does not consider the corresponding tax effects.

(2) Parent company of Porto Seguro S.A.

(3) Funding is represented by interbank and time deposits, funds from acceptance and issuance of securities and borrowings.

Fair value is a measurement based, whenever possible, on information observable in the market. It is the price estimated at which a non-mandatory transaction to sell an asset or to transfer a liability would occur between market players, on the measurement date, under current market conditions. It does not represent unrealized results of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2015	176

To obtain the market values for these financial instruments, the following criteria were adopted:

•	Interbank investments were determined based on their nominal amounts, monetarily restated to maturity dates and discounted to present value using future market interest rates and swap market rates for fixed-rate securities and using market interest rates for fixed-rate securities, achieved at the closing of BM&FBOVESPA at the balance sheet date, for floating-rate securities;

•	Securities and derivative financial instruments, according to the rules established by Circulars No. 3,068 and 3,082 of November 8, 2001 and January 30, 2002, respectively, issued by BACEN, are recorded at their market value, except for those classified as Held to Maturity. Government securities allocated in this category have their market value calculated based on the rates obtained in the market, and validated through the comparison with information provided by the National Association of Financial Market Institutions (ANBIMA). Private securities included in this category have their market value calculated using a criterion similar to the one adopted for Investments in Interbank Deposits, as described above;

•	Loans with maturities over 90 days, when available, were calculated based on the net present value of future cash flows discounted at market interest rates effective on the balance sheet date;

•	Investments - in companies BM&FBOVESPA and Porto Seguro at the share value in stock exchanges.

•	Time and interbank deposits and funds from acceptance and issuance of securities and foreign borrowings through securities, when available, were calculated based on their present value determined by future cash flows discounted at market rates obtained at the closing of BM&FBOVESPA on the balance sheet date;

•	Subordinated debt, based on the net present value of future fixed or floating cash flows in foreign currency, net of the market interest rates effective on the balance sheet date and considering the credit risk of the issuer. The floating cash flows are estimated from the interest curves of the indexation market places;

•	Treasury shares are valued according to the average quotation available on the last trading day of the month or, if this is not available, according to the most recent quotation on prior trading days, published in the daily bulletin of each Stock Exchange.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2015	177

Note 19 – Post-Employments Benefits

Pursuant to CVM Resolution No. 695, dated December 13, 2012, we present the policies adopted by ITAÚ UNIBANCO HOLDING CONSOLIDATED and its subsidiaries regarding benefits to employees, as well as the accounting procedures adopted.

The total amounts recognized in Income for the Period and Stockholders’ Equity – Asset valuation adjustment were as follows:

Total amounts recognized in Income for the period

	Defined benefit		Defined contribution		Other benefits		Total
	01/01 to 06/30/2015	01/01 to 06/30/2014	01/01 to 06/30/2015	01/01 to 06/30/2014	01/01 to 06/30/2015	01/01 to 06/30/2014	01/01 to 06/30/2015	01/01 to 06/30/2014
Cost of current service	(32,844)	(35,296)	-	-	-	-	(32,844)	(35,296)
Net interest	(2,997)	(16,027)	109,401	98,015	(8,495)	(7,142)	97,909	74,846
Contribution	-	-	(70,265)	(65,635)	-	-	(70,265)	(65,635)
Benefits paid	-	-	-	-	7,153	4,190	7,153	4,190
Total Amounts Recognized	(35,841)	(51,323)	39,136	32,380	(1,342)	(2,952)	1,953	(21,895)

Total amounts recognized in Stockholders’ Equity – Asset valuation adjustment

	Defined benefit		Defined contribution		Other benefits		Total
	06/30/2015	06/30/2014	06/30/2015	06/30/2014	06/30/2015	06/30/2014	06/30/2015	06/30/2014
At the beginning of the period	(75,206)	(354,467)	(220,808)	(285,565)	(8,436)	6,744	(304,450)	(633,288)
Effects on asset ceiling	13,851	10,857	(9,888)	6,557	-	-	3,963	17,414
Remeasurements	5,821	(208)	22,117	27,203	-	(1,584)	27,938	25,411
Total Amounts Recognized	(55,534)	(343,818)	(208,579)	(251,805)	(8,436)	5,160	(272,549)	(590,463)

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2015	178

a)	Retirement plans

ITAÚ UNIBANCO HOLDING CONSOLIDATED and some of its subsidiaries sponsor defined benefit and variable contribution plans, whose basic purpose is to grant benefits that, in general, provide a life annuity benefit, and may be converted into survivorship annuities, according to the plan's regulation. They also sponsor defined contribution plans, the benefit of which is calculated based on the accumulated balance at the eligibility date, according to the plan's regulation, which does not require actuarial calculation, except as described in Note 19c.

Employees hired up to July 31, 2002, whom came from Itaú, and until February 27, 2009, whom came from Unibanco, are beneficiaries of the above-mentioned plans. With regards the employees hired after these dates, they have the option to voluntarily participate in a variable contribution plan (PGBL), managed by Itaú Vida e Previdência S.A..

Supplementary plans are managed by closed-end private pension entities with independent legal structures, as detailed below:

Entity	Benefit plan
Fundação Itaubanco - Previdência Complementar	Supplementary retirement plan – PAC (1)
Franprev benefit plan - PBF (1)
002 benefit plan - PB002 (1)
Itaulam basic plan - PBI (1)
Itaulam Supplementary Plan - PSI (2)
Itaubanco Defined Contribution Plan (3)
Itaubank Retirement Plan (3)
Itaú Defined Benefit Plan (1)
Itaú Defined Contribution Plan (2)
Unibanco Pension Plan (3)
Prebeg benefit plan (1)
UBB PREV defined benefit plan (1)
Benefit Plan II (1)
Fundação Bemgeprev	Supplementary Retirement Plan – Flexible Premium Annuity (ACMV) (1)
Funbep Fundo de Pensão Multipatrocinado	Funbep I Benefit Plan (1)
Funbep II Benefit Plan (2)
Múltipla - Multiempresas de Previdência Complementar	REDECARD Basic Retirement Plan (1)
REDECARD Supplementary Retirement Plan (2)
REDECARD Supplementary Plan (3)

(1) Defined benefit plan;

(2) Variable contribution plan;

(3) Defined contribution plan.

b)	Governance

The closed-end private pension entities (EFPC) and benefit plans they manage are regulated in conformity with the related specific legislation. The EFPC are managed by the Executive Board, Advisory Council and Fiscal Council, with some members appointed by the sponsors and others appointed as representatives of active and other participants, pursuant to the respective Entity’s bylaws. The main purpose of the EFPC is to pay benefits to eligible participants, pursuant to the Plan Regulation, maintaining the plans assets invested separately and independently from ITAÚ UNIBANCO HOLDING CONSOLIDATED.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2015	179

c)	Defined benefit plan

I - Main assumptions used in actuarial valuation of Retirement Plans

	06/30/2015	06/30/2014
Discount rate (1)	10.24% p.a.	9.72% p.a.
Mortality table (2)	AT-2000	AT-2000
Turnover (3)	Itaú Experience 2008/2010	Itaú Experience 2008/2010
Future salary growth	7.12 % p.a.	7.12% p.a.
Growth of the pension fund and social security benefits	4.00 % p.a.	4.00% p.a.
Inflation	4.00 % p.a.	4.00% p.a.
Actuarial method (4)	Projected Unit Credit	Projected Unit Credit

(1) The adoption of this assumption is based on interest rates obtained from the actual interest curve in IPCA, for medium-term liabilities of retirement plans sponsored by ITAÚ UNIBANCO HOLDING CONSOLIDATED. At 12/31/2014 was adopted a consistent with the economic scenario at the balance sheet date rate, considering the volatility of the interest markets and the models adopted.

(2) The mortality tables adopted correspond to those disclosed by SOA – Society of Actuaries, the North-American Entity which corresponds to IBA – Brazilian Institute of Actuarial Science, which reflects a 10.0% increase in the probabilities of survival compared to the respective basic tables.

The life expectancy in years per the AT-2000 mortality table for participants of 55 years of age is 27 and 31 years for men and women, respectively.

(3) The turnover assumption is based on the effective experience of ITAÚ UNIBANCO HOLDING CONSOLIDATED, resulting in the average of 2.4% p.a. based on the 2008/2010 experience.

(4) Using the Projected Unit Credit, the mathematical reserve is determined by the current projected benefit amount multiplied by the ratio between the length of service in the company at the assessment date and the length of service that will be reached at the date when the benefit is granted. The cost is determined taking into account the current projected benefit amount distributed over the years that each participant is employed.

Biometric/demographic assumptions adopted are consistent with the group of participants of each benefit plan, pursuant to the studies carried out by an independent external actuarial consulting company.

The main differences between the assumptions above and those adopted upon determination of the actuarial liability of defined benefit plans, for purposes of recording in the balance sheet of the closed-end private pension entities (EFPCs) that manage them, are the discount rate and the actuarial method. Regarding the discount rate assumption, EFPCs adopt a rate adherent to the flow of receipts/payments, in accordance with the study conducted by an independent, external consulting company. Regarding the actuarial method, the aggregate method is adopted, by which the mathematical reserve is defined based on the difference between the present value of the projected benefit and the present value of future contributions, subject to the methodology defined in the respective actuarial technical note.

II- Risk Exposure

Due to its defined benefit plans, ITAÚ UNIBANCO HOLDING CONSOLIDATED is exposed to a number of risks, the most significant ones are:

- Volatility of assets

The actuarial liability is calculated by adopting a discount rate defined based on the income from securities issued by the Brazilian treasury (government securities). If the actual income from plan investments is lower than expected, this may give rise to a deficit. The plans have a significant percentage of fixed-income securities pegged to the plan commitments, aiming at minimizing volatility and the short and medium-term risk.

- Changes in investment income

A decrease in income from public securities will imply a decrease in discount rate and, therefore, will increase the plan actuarial liability. The effect will be partially offset by the recognition of these securities at market value.

- Inflation risk

Most of plan benefits are pegged to the inflation rates, and a higher inflation will lead to higher obligations. The effect will also be partially offset because a significant portion of the plan assets is pegged to government securities restated by the inflation rate.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2015	180

- Life expectancy

Most of the plan obligations are to provide life benefits and therefore a increase in life expectancy will result in increased plan liabilities.

III –Management of defined benefit plan assets

The general purpose of managing EFPC funds is to search for a long-term balance between assets and obligations with payment of retirement benefits, by exceeding the actuarial targets (discount rate plus benefit adjustment index, established in the plan regulations).

Regarding the assets guaranteeing the actuarial liability reserves, management should ensure the payment capacity of retirement benefits in the long-term by avoiding the risk of mismatching assets and liabilities in each pension plan.

At June 30, 2015 and 2014 the allocation of plan assets and the allocation target for 2015, by type of asset, are as follows:

	Fair value		% Allocation
Types	06/30/2015	06/30/2014	06/30/2015	06/30/2014	2015 Target
Fixed income securities	12,527,427	11,595,471	91.15%	91.08%	53% a 100%
Variable income securities	655,102	586,123	4.77%	4.60%	0% a 20%
Structured investments	24,083	22,660	0.18%	0.18%	0% a 10%
Real estate	475,199	499,441	3.46%	3.92%	0% a 7%
Loans to participants	61,861	27,234	0.45%	0.21%	0% a 5%
Total	13,743,672	12,730,929	100.00%	100.00%

The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING CONSOLIDATED, its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 566,748 (R$ 505,501 at 06/30/2014), and real estate rented to Group companies, with a fair value of R$ 444,899 (R$ 466,144 at 06/30/2014).

Fair value - the fair value of the plan assets is adjusted up to the report date, as follows:

Fixed-Income Securities and Structured Investments – accounted for at market value, considering the average trading price on the calculation date, net realizable value obtained upon the technical addition of pricing, considering, at least, the payment terms and maturity, credit risk and the indexing unit.

Variable income securities – accounted for at market value, being so understood the share average quotation at the last day of the month or at the closest date on the stock exchange on which the share has posted the highest liquidity rate.

Real Estate – stated at acquisition or construction cost, adjusted to market value upon reappraisals made in 2012, supported by technical appraisal reports. Depreciation is calculated under the straight line method, considering the useful life of the real estate.

Loans to participants – adjusted up to the report date, in compliance with the respective agreements.

Fund Allocation Target - the fund allocation target is based on Investment Policies that are currently revised and approved by the Advisory Council of each EFPC, considering a five-year period, which establishes guidelines for investing funds guaranteeing Actuarial Liability and for classifying securities.

IV- Net amount recognized in the balance sheet

Following is the calculation of the net amount recognized in the balance sheet, corresponding to the defined benefit plan:

	06/30/2015	06/30/2014
1 - Net assets of the plans	13,743,672	12,730,929
2 - Actuarial liabilities	(11,909,687)	(11,774,940)
3- Surplus (1-2)	1,833,985	955,989
4- Asset restriction (*)	(1,922,890)	(1,322,113)
5 - Net amount recognized in the balance sheet (3-4)	(88,905)	(366,124)
Amount recognized in Assets (Note 13a)	263,861	249,416
Amount recognized in Liabilities (Note 13c)	(352,766)	(615,540)

(*) Corresponds to the excess of the present value of the available economic benefit, in conformity with item 64 of CVM Resolution nº 695.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2015	181

V- Change in the net amount recognized in the balance sheet:

	06/30/2015
	Plan net assets	Actuarial liabilities	Surplus	Asset Ceiling	Recognized amount
Value at beginning of the period	13,437,757	(11,694,678)	1,743,079	(1,847,316)	(104,237)
Cost of current service	-	(32,844)	(32,844)	-	(32,844)
Net interest (1)	667,230	(575,871)	91,359	(94,356)	(2,997)
Benefits paid	(404,467)	404,467	-	-	-
Contributions of sponsor	31,501	-	31,501	-	31,501
Contributions of participants	6,448	-	6,448	-	6,448
Effects on asset ceiling	-	-	-	13,851	13,851
Remeasurements (2) (3)	5,203	(10,761)	(5,558)	4,931	(627)
Value at end of the period	13,743,672	(11,909,687)	1,833,985	(1,922,890)	(88,905)

	06/30/2014
	Plan net assets	Actuarial liabilities	Surplus	Asset Ceiling	Recognized amount
Value at beginning of the period	12,512,070	(11,576,853)	935,217	(1,292,637)	(357,420)
Cost of current service	-	(35,296)	(35,296)	-	(35,296)
Net interest (1)	588,983	(543,230)	45,753	(61,780)	(16,027)
Benefits paid	(379,722)	379,722	-	-	-
Contributions of sponsor	31,970	-	31,970	-	31,970
Contributions of participants	6,430	-	6,430	-	6,430
Effects on asset ceiling	-	-	-	10,857	10,857
Remeasurements (2) (3)	(28,802)	717	(28,085)	21,447	(6,638)
Value at end of the period	12,730,929	(11,774,940)	955,989	(1,322,113)	(366,124)

(1) Corresponds to the amount calculated on 01/01/2015 based on the beginning amount (Net Assets, Actuarial Liabilities and Restriction of Assets), taking into account the estimated amount of payments/ receipts of benefits/ contributions, multiplied by the discount rate of 10.24% p.a..(On 01/01/2014 the rate used was 9.72% a.a.).

(2) Remeasurements recorded in net assets and asset ceiling correspond to the income earned above/below the expected return rate.

(3) The actual return on assets amounted to R$ 672,433 (R$ 560,181) at June 30, 2014).

During the period, contributions made totaled R$ 31,501 (R$ 31,970 from January 1 to June 30, 2014). The contribution rate increases based on the beneficiary’s salary.

In 2015, the expected contribution to retirement plans sponsored by ITAÚ UNIBANCO HOLDING CONSOLIDATED is R$ 58,566.

The estimate for payment of benefits for the next 10 years is as follows:

Period	Estimated payment
2015	845,132
2016	867,539
2017	889,038
2018	915,188
2019	942,362
2020 a 2024	4,812,447

VI- Sensitivity of defined benefit obligation

The impact, due to the change in the assumption – discount rate by 0.5%, which would be recognized in Actuarial liabilities of the plans, as well as in Stockholders’ Equity – Asset valuation adjustment of the sponsor (before taxes) would amount to:

			Effect which would be
	Effect in actuarial liabilities of		recognized in Stockholders’
	the plans		Equity (*)
		Percentage of
		actuarial
Change in Assumption	Value	liabilities	Value
- Decrease by 0.5%	667,851	5.73%	(314,667)
- Increase by 0.5%	(578,228)	(5.22%)	331,546

 (*) Net of effects of asset ceiling.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2015	182

d)	Defined contribution plans

The defined contribution plans have pension funds set up by the portion of sponsors’ contributions not included in the participant’s accounts balance and by the loss of eligibility to a plan benefit, as well as by resources from the migration from the defined benefit plans. The fund will be used for future contributions to the individual participants' accounts, according to the rules of the respective benefit plan regulation.

I - Change in the net amount recognized in the balance sheet:

	06/30/2015			06/30/2014
	Pension Plan Fund	Asset Ceiling	Recognized Amount	Pension Plan Fund	Asset Ceiling	Recognized Amount
Amount - beginning of the period	2,438,272	(223,616)	2,214,656	2,361,025	(274,533)	2,086,492
Net interest	119,625	(10,224)	109,401	111,329	(13,314)	98,015
Contribution	(70,265)	-	(70,265)	(65,635)	-	(65,635)
Effects on asset ceiling	-	(9,888)	(9,888)	-	6,557	6,557
Remeasurements	9,964	12,153	22,117	26,611	592	27,203
Amount - end of the period (Note 13a)	2,497,596	(231,575)	2,266,021	2,433,330	(280,698)	2,152,632

In the period, contributions to the defined contribution plans, including PGBL, totaled R$ 102,045 (R$ 90,815 from January 1 to June 30, 2014), of which R$ 70,265 (R$ 65,635 from January 1 to June 30, 2014) arises from pension funds.

e)	Other post-employment benefits

ITAÚ UNIBANCO HOLDING CONSOLIDATED and its subsidiaries do not offer other post-employment benefits, except in those cases arising from obligations under acquisition agreements signed by ITAÚ UNIBANCO HOLDING CONSOLIDATED, as well as in relation to the benefits granted due to a judicial sentence, in accordance with the terms and conditions established, in which health plans are totally or partially sponsored for specific groups of former workers and beneficiaries.

Based on the reported prepared by an independent actuary, the changes in obligations for these other projected benefits and the amounts recognized in the balance sheet, under liabilities, of ITAÚ UNIBANCO HOLDING are as follows:

I -  Change in the net amount recognized in the balance sheet:

	06/30/2015	06/30/2014
At the beginning of the period	(170,593)	(146,818)
Cost of interest	(8,495)	(7,142)
Inclusion of Credicard	-	(3,238)
Benefits paid	7,153	4,190
Remeasurements	-	-
At the end of the period (Note 13c)	(171,935)	(153,008)

The estimate for payment of benefits for the next 10 years is as follows:

Period	Estimated payment
2015	9,344
2016	10,034
2017	10,743
2018	11,473
2019	12,174
2020 a 2024	73,039

II - Sensitivity Analyses - Cost of Healthcare

For calculation of benefits obligations projected beyond the assumptions used for the defined benefit plans (Note 19c l), the 9.72% p.a. increase in medical costs assumption is adopted.

Assumptions for rates related to medical assistance costs have a significant impact on the amounts recognized in income. A change of one percentage point in the medical assistance cost rates would have the effects as follows:

	Recognition	1% increase	1% decrease
Service cost and cost of interest	Income	2,174	(1,815)
Present value of obligation	Asset valuation adjustment	21,234	(17,723)

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2015	183

Note 20 – Information on foreign subsidiaries

	Foreign branches (1)		Latin America consolidated (2)		Itaú Europe consolidated (3)		Cayman consolidated (4)		Other foreign companies (5)		Foreign consolidated (6)
	06/30/2015	06/30/2014	06/30/2015	06/30/2014	06/30/2015	06/30/2014	06/30/2015	06/30/2014	06/30/2015	06/30/2014	06/30/2015	06/30/2014
Assets
Current assets and long-term receivables
Cash and cash equivalents	3,208,117	4,878,926	5,475,154	3,050,130	645,158	524,581	23,135,300	551,872	1,304,270	612,789	9,910,468	8,915,166
Interbank investments	29,353,775	14,818,914	4,256,180	2,340,487	3,516,117	2,898,715	4,397,089	15,133,784	902,037	245,373	23,654,553	18,468,690
Securities	53,313,150	51,833,456	6,930,085	4,560,339	4,150,749	2,619,767	15,811,503	4,265,440	34,006	38,948	79,551,134	62,901,677
Loan, lease and other credit operations	100,498,402	65,824,361	45,585,383	33,794,940	14,829,549	9,387,684	141,480	101,968	1,261	718	160,962,786	109,043,465
Foreign exchange portfolio	63,123,785	30,054,714	1,464,452	943,504	4,780,241	2,975,499	4	6,629	-	-	69,217,050	33,659,395
Other assets	5,630,208	2,204,403	6,640,301	4,858,222	418,869	220,862	577,302	690,545	903,975	4,207,977	13,936,864	12,109,835
Permanent assets
Investments	92	-	8,457	56,026	15,476	5,516	192,354	140,708	685,039	478,844	24,275	61,721
Fixed and intangible assets	17,138	11,359	873,534	544,100	144,239	141,631	80	237	19,594	16,328	1,054,585	713,655
Total	255,144,667	169,626,133	71,233,546	50,147,748	28,500,398	18,774,255	44,255,112	20,891,183	3,850,182	5,600,977	358,311,715	245,873,604

Liabilities
Current and long-term liabilities
Deposits	75,175,342	63,306,752	43,934,586	31,610,437	10,347,113	7,240,385	1,182,083	916,620	-	2,940,330	101,696,631	92,032,748
Demand deposits	36,461,414	9,214,019	12,838,706	9,147,244	7,862,986	5,560,786	1,107,335	618,832	-	2,940,330	34,409,866	26,778,079
Savings deposits	-	-	9,138,156	5,536,957	-	-	-	-	-	-	9,138,156	5,536,957
Interbank deposits	27,706,386	14,948,821	150,499	100,340	1,577,614	962,626	74,748	297,788	-	-	25,113,305	3,880,796
Time deposits	11,007,542	39,143,912	21,807,225	16,825,896	906,513	716,973	-	-	-	-	33,035,304	55,836,916
Deposits received under securities repurchase agreements	15,528,011	12,413,242	677,347	461,272	308,697	-	13,035,984	2,345,244	511,995	605,688	16,249,408	11,964,324
Funds from acceptance and issuance of securities	4,981,511	1,926,064	6,346,923	3,764,385	6,964,375	4,809,441	1,316,463	1,656,965	-	-	19,571,945	12,153,121
Borrowings	42,821,567	28,697,078	2,915,938	2,512,668	732,825	605,659	29,516	1	-	-	46,499,846	31,815,406
Derivative financial instruments	6,111,550	1,900,935	1,339,847	778,167	1,492,355	600,917	284,798	379,014	-	-	8,699,074	3,421,084
Foreign exchange portfolio	63,449,550	30,037,008	1,469,338	941,508	4,762,034	2,990,031	-	7,491	-	-	69,529,491	33,655,087
Other liabilities	30,149,089	19,178,430	4,979,849	3,528,103	606,221	277,464	2,298,853	1,521,299	739,098	99,270	38,451,414	24,462,781
Deferred income	190,867	172,542	4,511	2,663	63,926	29,460	-	-	1,777	1,790	261,082	206,455
Minority interest in subsidiaries	-	-	335	239	-	-	-	869,235	-	-	336	869,474
Stockholders’ equity
Capital and reserves	17,361,141	11,168,134	8,868,112	6,105,987	2,945,032	2,211,107	25,626,371	13,243,828	2,664,464	1,978,897	56,644,518	34,088,916
Net income for the period	(623,961)	825,948	696,760	442,319	277,820	9,791	481,044	(48,514)	(67,152)	(24,998)	707,970	1,204,208
Total	255,144,667	169,626,133	71,233,546	50,147,748	28,500,398	18,774,255	44,255,112	20,891,183	3,850,182	5,600,977	358,311,715	245,873,604
Statement of Income
Income from financial operations	2,333,401	2,383,407	2,765,445	2,273,601	485,033	174,510	568,943	147,583	(2,623)	2,361	5,937,172	4,833,312
Expenses of financial operations	(1,694,076)	(1,287,302)	(1,011,865)	(1,037,385)	(111,377)	(59,272)	42,268	(137,060)	(4,188)	(1,544)	(2,611,076)	(2,376,542)
Result of loan losses	(1,052,032)	(194,866)	(232,107)	(177,400)	8,607	(21,232)	(52,277)	-	(287)	(138)	(1,328,098)	(393,637)
Gross income from financial operations	(412,707)	901,239	1,521,473	1,058,816	382,263	94,006	558,934	10,523	(7,098)	679	1,997,998	2,063,133
Other operating revenues (expenses)	(211,134)	(74,652)	(626,257)	(457,051)	(59,300)	(64,131)	(77,890)	(59,037)	(54,287)	(17,562)	(1,039,414)	(670,033)
Operating income	(623,841)	826,587	895,216	601,765	322,963	29,875	481,044	(48,514)	(61,385)	(16,883)	958,584	1,393,100
Non-operating income	(120)	-	12,570	2,261	-	(121)	-	-	1,529	784	12,851	2,317
Income before taxes on income and profit sharing	(623,961)	826,587	907,786	604,026	322,963	29,754	481,044	(48,514)	(59,856)	(16,099)	971,435	1,395,417
Income tax	-	(639)	(202,486)	(139,935)	(35,937)	(10,230)	-	-	(5,287)	(8,899)	(243,710)	(159,704)
Statutory participation in income	-	-	(8,518)	(21,750)	(9,206)	(9,733)	-	-	(2,009)	-	(19,733)	(31,483)
Minority interest in subsidiaries	-	-	(22)	(22)	-	-	-	-	-	-	(22)	(22)
Net income (loss)	(623,961)	825,948	696,760	442,319	277,820	9,791	481,044	(48,514)	(67,152)	(24,998)	707,970	1,204,208
(1)	Itaú Unibanco S.A. - Agências Grand Cayman, New York, Tokyo and Nassau Branch, ITAÚ UNIBANCO HOLDING S.A - Agência Grand Cayman.
(2)	Banco Itaú Argentina S.A, Itaú Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión, Itrust Servicios Inmobiliarios S.A.C.I, Itaú Valores S.A., Itaú Chile Holdings Inc., BICSA Holdings LTD., Banco Itaú Chile S.A., Itaú Chile Inversiones, Servicios Y Administración S.A., Itaú BBA Corredor de Bolsa Limitada, Itaú Chile Corredora de Seguros Ltda., Itaú Chile Administradora General de Fondos S.A., Recuperadora de Créditos Ltda, Itaú Chile Compañia de Seguros de Vida S.A., ACO Ltda., Banco Itaú Uruguay S.A., OCA S.A., Unión Capital AFAP S.A., Banco Itau Paraguay,Itaú BBA México S.A (new company name of Tarjetas Unisoluciones S. A. de Capital Variable), Proserv - Promociones Y Servicios S.A. de C. V., MCC Asesorias Limitada (Note 2c), MCC Securities INC. (Note 2c), Itaú BBA SAS, MCC Corredora de Bolsa (Note 2c) and Itaú BBA Colômbia; only at 06/30/2014, Fundo ETF IPSA e Oca Casa Financeira S.A.; only at 06/30/2015, Itau BBA Mexico Casa de Bolsa S.A. de C.V.
(3)	IPI - Itaúsa Portugal Investimentos, SGPS Lda. (49%), Itaúsa Europa - Investimentos, SGPS, Lda., Itaúsa Portugal - SGPS S.A.,Itau BBA International (Cayman) Ltd., Itaú Europa Luxemburgo S.A (new company name of Banco Itaú Europa Luxembourg S.A.), Banco Itaú International (new company name of Banco Itaú Europa International), Itaú Bank & Trust Bahamas Ltd., Itaú International Securities Inc., Itaú Bahamas Directors Ltd., Itaú Bahamas Nominees Ltd., Banco Itau Suisse S.A. and Itaú BBA International PLC.
(4)	Itau Bank Ltd., ITB Holding Ltd., Jasper International Investment LLC, Itaú Bank & Trust Cayman Ltd., Uni-Investments Inter. Corp., Itaú Cayman Directors Ltd., UBT Finance S.A., Itaú Cayman Nominees Ltd., BIE Cayman Ltd.; only at 06/30/2014, Rosefield Finance Ltd. (50%).
(5)	Afinco Americas Madeira, SGPS Soc. Unipessoal Ltda., IPI - Itaúsa Portugal Investimentos, SGPS Lda. (51%), Banco Del Paraná S.A.,Topaz Holding Ltd., Itaú USA Inc., Itaú BBA USA Securities Inc., Itaú International Investment LLC, Mundostar S.A., Karen International Ltd., Nevada Woods S.A., Albarus S.A., Garnet Corporation, Itau Global Asset Management, Itaú Asia Securities Ltd., Itaú Middle East Limited, Itaú USA Asset Management Inc., Itau BBA UK Securities Limited, Itaú Japan Asset Management Ltd., Itaú UK Asset Management Limited, Itaú Singapore Securities Pte. Ltd; only at 06/30/2014, Itaú Asia Limited.
(6)	Foreign consolidated information presents balances net of consolidation eliminations.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2015	184

Note 21 – Risk and capital management

Risk management is considered by ITAÚ UNIBANCO HOLDING CONSOLIDATED an essential tool for optimizing the use of resources and selecting the best business opportunities, in order to maximize shareholder value.

At ITAÚ UNIBANCO HOLDING CONSOLIDATED, risk and capital management is the process in which:

•	The existing and potential risks in ITAÚ UNIBANCO HOLDING CONSOLIDATED’s operations are identified and measured;
•	Norms, procedures and methodologies for risk management and control consistent with the Board of Directors’ guidelines and ITAÚ UNIBANCO HOLDING CONSOLIDATED’s strategies are approved;
•	The ITAÚ UNIBANCO HOLDING CONSOLIDATED’s risk portfolio is managed considering the best risk-return ratio.

The purpose of risk identification is to map the risk events of internal and external nature that may affect the strategies of support and business units and the fulfillment of their objectives, with a possible impact on ITAÚ UNIBANCO HOLDING CONSOLIDATED’s income, capital, liquidity and reputation.

Risk management processes are spread throughout the whole institution, aligned with the guidelines of the Board of Directors and Executives that, through panels, define the global objectives that are measured as goals and limits to the risk management units. Control and capital management units, in turn, support the ITAÚ UNIBANCO HOLDING CONSOLIDATED’s management by monitoring and analyzing risk and capital.

In compliance with CMN Resolution No. 3,988, BACEN Circular No. 3,547 and BACEN Circular Letter No. 3,565, ITAÚ UNIBANCO HOLDING CONSOLIDATED implemented its capital management structure and its Internal Capital Adequacy Assessment Process (ICAAP), having submitted its first ICAAP report to BACEN in April 2015, related to the December 2014 reporting date.

ITAÚ UNIBANCO HOLDING CONSOLIDATED adopts a prospective approach to its capital management, which comprises the following phases:

•	Identification and analysis of material risks to which ITAÚ UNIBANCO HOLDING CONSOLIDATED is or could be exposed and assessment of capital requirements to cover material risks;
•	Capital planning considering the strategic guidelines, economic environment and the guidelines of the Board of Directors;
•	Stress test exercises, aimed at analyzing the impact of serious events on the capitalization level of ITAÚ UNIBANCO HOLDING CONSOLIDATED;
•	Maintenance of a capital contingency plan for cases in which the capital sources turn out to be unfeasible or insufficient;
•	Internal capital adequacy assessment, which consists of comparing the Regulatory Capital with the required capital, according to internal evaluation, to cover any risks incurred;
•	Preparation of periodic management reports on capital adequacy for top management and the Board of Directors.

ITAÚ UNIBANCO HOLDING CONSOLIDATED’s organizational structure of risk management is in conformity with regulations in force in Brazil and abroad and in line with the best market practices. The Market, Credit, Liquidity, Operational and Underwriting risks control is performed in a centralized way by an independent unit, aiming at assuring that ITAÚ UNIBANCO HOLDING CONSOLIDATED’s risks are being managed in accordance with established risk appetite policies, norms and procedures. This independent structure is also responsible for centralizing ITAÚ UNIBANCO HOLDING’s capital management. The purpose of centralizing control is to provide the Executives and the Board of Directors with an overview of ITAÚ UNIBANCO HOLDING CONSOLIDATED’s risk exposure, as well as a prospective view on the adequacy of its capital so as to optimize and speed up corporate decision-making.

ITAÚ UNIBANCO HOLDING CONSOLIDATED manages proprietary IT systems to fully meet the applicable rules on capital reserve, and also for risk measurement, in compliance with the models issued by the regulatory models in force. It also coordinates actions to check for adherence to qualitative and quantitative requirements established by the relevant authorities for compliance with the minimum mandatory capital requirement and risk monitoring.

Further information on risk management can be found on the website www.itau-unibanco.com.br/ri, under section Corporate Governance / Risk Management – Pillar 3, which is not part of the financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2015	185

I – Market risk

Market risk is the possibility of losses arising from variations in the market values of positions held by a financial institution, including the risk of transactions subject to the variations in foreign exchange and interest rates, equities, of price indexes and commodity prices among other indexes on these risk factors.

Market risk management is the process through which the ITAÚ UNIBANCO HOLDING CONSOLIDATED plans, monitors and controls the risks of variations in financial instruments market values due to market changes, aimed at optimizing the risk-return ratio, by using an appropriate structure, alerts, models and adequate tools for management limits.

ITAÚ UNIBANCO HOLDING CONSOLIDATED’s Market Risk Management Policy is in line with the principles of Resolution No. 3,464, issued by the National Monetary Council (CMN) (as amended), being a set of principles that drive the ITAÚ UNIBANCO HOLDING CONSOLIDATED strategy towards control and management of market risk of all business units and legal entities.

The document that details the guidelines set out by the corporate guidelines on market risk control, which is not part of the financial statements, can be read on the website www.itau-unibanco.com.br/ri, in the section Corporate Governance, Rules and Policies, Public Access Report – Market Risk.

ITAÚ UNIBANCO HOLDING CONSOLIDATED’s market risk management strategy is aimed at balancing corporate business goals, taking into account, among other things:

•	Political, economic and market conditions;
•	The market risk profile of the portfolio and ITAÚ UNIBANCO HOLDING CONSOLIDATED;
•	Expertise within the group to support operations in specific markets.

The process for managing market risk of ITAÚ UNIBANCO HOLDING occurs within the governance and hierarchy of corporate bodies and limits approved specifically for this purpose, sensitizing different levels and classes of market risk. This market risk framework includes limits that involve the monitoring of aggregate risk indicators (at the portfolio level) and extends its coverage to more granular levels (the individual desk level) with specific limits aiming to improve the process of risk monitoring and understanding and also to prevent risk concentration. These limits are dimensioned considering the projected results of the balance sheet, size of equity, liquidity, complexity and volatility of the market and risk appetite of the institution. Limits are monitored and controlled daily and excesses are reported and discussed in the corresponding corporate bodies. Additionally, daily risk reports used by the business and control areas are issued to the executives. The process of setting these limits levels and breach reporting follows the governance approved by our financial conglomerate’s internal policies.

The structure of limits and alerts follows the Board of Directors' guidelines and is approved by panels. This structure of limits and alerts enhances effectiveness, and the control coverage is reviewed at least annually.

The purpose of market risk of ITAÚ UNIBANCO HOLDING structure is:

•	Providing visibility and assurance to all executive levels that the assumption of market risks is in line with ITAÚ UNIBANCO HOLDING CONSOLIDATED and the risk-return objective;
•	Promoting a disciplined and educated discussion on the global risk profile and its evolution over time;
•	Increasing transparency on the way the business seeks to optimize results;
•	Providing early warning mechanisms in order to make the effective risk management easier, without jeopardizing the business purposes; and
•	Monitoring and avoiding risk concentration.

The market risk control and management process is submitted to periodic reviews aimed at keeping it aligned with the best market practices and adhering to the continuous improvement of processes at ITAÚ UNIBANCO HOLDING CONSOLIDATED.

The control of market risk is carried out by an area independent from the business units, and is responsible for carrying out daily measurement, assessment, monitoring of stress scenarios, limits and alerts, applying stress scenarios, analysis and testing, reporting risk results to those accountable for in the business units, in accordance with the governance established and monitoring the actions required adjust positions and/or risk level to make them feasible. In addition, the area provides support to launch new financial products. For this purpose, ITAÚ UNIBANCO HOLDING CONSOLIDATED relies on a structured communication and information flow, aiming at providing feedback for the follow-up of the panels, and compliance with the regulatory bodies in Brazil and regulatory agents abroad.

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ITAÚ UNIBANCO HOLDING CONSOLIDATED hedges transactions with clients and proprietary positions, including its foreign investments, in order to mitigate risk arising from fluctuations in relevant market risk factors and maintaining the classification the transactions into the current exposure limits. Derivatives are commonly used for these hedging activities. When these transactions are classified as hedges for accounting purposes, specific supporting documentation is provided, including ongoing follow-up of hedge effectiveness (retrospective and prospective) and other changes in the accounting process. The accounting and managerial hedging procedures are governed by the institutional polices of ITAÚ UNIBANCO HOLDING.

Hedge accounting is treated in detail in the financial statement notes.

The market risk structure categorizes transactions as part of either the banking portfolio or the trading portfolio, in accordance with general criteria established by CMN Resolution No. 3.464 and BACEN Circular No. 3.354.

The trading portfolio consists of all transactions involving financial instruments and goods, including derivatives, which are carried out with the intention of trading.

The banking portfolio is basically characterized by transactions from the banking business, and transactions related to the management of the balance sheet of the institution. It has the no-intention of resale and medium- and long-term time horizons as general guidelines.

Exposures to market risks inherent in the many different financial instruments, including derivatives, are broken down into a number of risk factors, which are primary market components for pricing. The main risk factors measured by ITAÚ UNIBANCO HOLDING CONSOLIDATED are as follows:

•	Interest rates: the risk of losses from transactions subject to interest rates variations;
•	Foreign exchange-linked interest rate: the risk of losses arising from positions in transactions which are subject to a foreign exchange-linked interest rate;
•	Foreign exchange rates: the risk of losses from positions subject to foreign exchange rate variation;
•	Price index-linked: the risk of losses from transactions subject to the variations in the price of index-linked interest rates;
•	Variable income: risk of loss subject to variation in prices of shares and commodities;

CMN has specific rules establishing that the exposure to market risk must be segregated at the least into the following categories: Interest rates, foreign exchange rates, shares and commodities. Price indexes are treated as a risk factor group and are granted the same treatment given to other risk factors, such as interest rates, and foreign exchange rates, among others, and follow the same limit and risk governance structure adopted by ITAÚ UNIBANCO HOLDING CONSOLIDATED for market risk management purposes.

The market risk analyses are conducted based on the following metrics:

•	Value at risk (VaR): statistical measure that estimates the expected maximum potential economic loss under normal market conditions, considering a certain time horizon and confidence level;
•	Losses in stress scenarios: simulation technique to assess the behavior of assets and liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective and historical scenarios);
•	Stop loss: metrics which purpose is to review positions, should losses accumulated in a certain period reach a certain amount;
•	Concentration: cumulative exposure of a certain financial instrument or risk factor calculated at market value (“MtM – Mark to Market”);
•	Stressed VaR: statistical metric arising from VaR calculation, which purpose is to capture higher risk in simulations for the current portfolio, considering returns that can be seen in historical scenarios of extreme volatility.

In addition to the aforementioned risk measures, sensitivity and loss control measures are also analyzed. They comprise:

•	Mismatching analysis (GAPS): graphic representation by risk factor of cash flows expressed at market value, allocated at the maturity dates;

•	Sensitivity (DV01- Delta Variation): impact on the market value of cash flows, when submitted to an one annual basis point increase in the current interest rates or index rate;

•	Sensitivity to several risk factors (Greeks): partial derivatives of an option portfolio in relation to the prices of underlying assets, implied volatilities, interest rates and time.

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ITAÚ UNIBANCO HOLDING CONSOLIDATED uses proprietary systems to measure the consolidated market risk. The processing of these systems principally takes place in São Paulo, in an access-controlled environment, being highly available, which has data safekeeping and recovery processes, and counts on such an infrastructure to ensure the continuity of business in contingency (disaster recovery) situations.

ITAÚ UNIBANCO HOLDING CONSOLIDATED, maintaining its conservative management and portfolio diversification, continued with its policy of operating within low limits in relation to its capital during the period.

At June 30, 2015, ITAÚ UNIBANCO HOLDING CONSOLIDATED recorded total VaR (Historical Simulation) of R$ 224,8 million (R$ 85,6 million at June 30, 2014 Total VaR Parametric).

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II – Credit risk

Credit risk is the possibility of losses arising from the breach by the borrower, issuer or counterparty of the respective agreed-upon financial obligations, the devaluation of loan agreement due to downgrading of the borrower’s, the issuer’s, the counterparty’s risk rating, the reduction in gains or compensation, the advantages given upon posterior renegotiation and the recovery costs.

The credit risk management of ITAÚ UNIBANCO HOLDING CONSOLIDATED’s is the primary responsibility of all business units and aims to keep the quality of loan portfolios in levels consistent with the institution’s risk appetite for each market segment in which it operates.

ITAÚ UNIBANCO HOLDING CONSOLIDATED establishes its credit policy based on internal factors, such as the client rating criteria and portfolio development analysis, the registered default levels, the incurred return rates, and the allocated economic capital; and external factors, related to the economic environment in Brazil and abroad, including market share, interest rates, market default indicators, inflation, and consumption increase/decrease.

ITAÚ UNIBANCO HOLDING CONSOLIDATED’s centralized process for making decisions and establishing a credit policy guarantees the synchrony of credit actions.

To protect the institution against losses arising from loan operations, ITAÚ UNIBANCO HOLDING CONSOLIDATED considers all aspects that determine the client’s credit risk to define a provision level that is adequate with the risk incurred in each operation. For each operation, the assessment and rating of the client or economic group, the operation rating, and the possible existence of past-due amounts are taken into account and the volume of the regulatory provision is determined.

ITAÚ UNIBANCO HOLDING CONSOLIDATED recognizes a provision additional to that required by BACEN, aiming at ensuring a provision level compatible with the expected loss model adopted by the institution's credit risk management, based on internal models of measurement of credit risk. This allowance is usually quantified in view of the past performance of loan portfolios, based on exposure, probabilities of default and expected recovery, in case of transactions default.

In line with the principles of CMN Resolution No. 3,721 of April 30, 2009, ITAÚ UNIBANCO HOLDING CONSOLIDATED has a structure for and institutional norm on credit risk management, approved by its Board of Directors, applicable to the companies and subsidiaries in Brazil and abroad.

The document that outlines the guidelines set out by this internal policy on credit risk control, which is not part of the financial statements, can be read on the website www.itau-unibanco.com.br/ri, in the section Corporate Governance, Rules and Policies, Public Access Report – Credit Risk.

III – Operational risk

For ITAÚ UNIBANCO HOLDING CONSOLIDATED operational risk is defined as the possibility of losses from failure of, insufficient or inadequate internal processes, people and systems, or from external events impacting the realization of strategic, tactical or operational objectives. It includes the legal risk, associated with the inadequacy or deficiency in agreements signed by the institution, as well as sanctions for failing to meet legal provisions and compensation for damages to third parties arising from activities performed by ITAÚ UNIBANCO HOLDING CONSOLIDATED.

The management structure seeks to identify, prioritize and manage any operational risks identified, and to monitor and report management activities, with the aim of ensuring the quality of the control environment in compliance with internal guidelines and regulations in force.

The managers of executive areas use corporate methodologies that are built and made available by the internal control, compliance and operational risk area.

Within the governance of the management process there are specific forums to address operational risk, internal control and compliance where periodically there are consolidated reports on risk monitoring, controls, action plans and operational losses presented to the executives of the business areas.

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A summarized version of such policy, which is not part of the financial statements, is available on the website www.itau-unibanco.com.br/ri in the section Corporate Governance, Rules and Policies, Public Access Report – Operational risk.

IV – Liquidity risk

Liquidity risk is defined as the institution’s possibility of not being able to efficiently meet its expected and unexpected obligations, both current and future, including those arising from the pledged guarantees, without affecting its daily operations and without incurring significant losses.

Liquidity risk control is carried out by an area independent from the business areas, and which is responsible for defining the constitution of a reserve, proposing assumptions for behavior of cash flow, identifying, assessing, monitoring, controlling and reporting, on a daily basis, the exposure to liquidity risks in different time horizons, proposing limits for liquidity risk and monitoring the established limits consistent with the risk appetite of the institution, informing on possible noncompliance, considering the liquidity risks individually in countries where ITAÚ UNIBANCO HOLDING CONSOLIDATED operates, simulating the behavior of cash flow under stress conditions, assessing and reporting risks inherent in new products and transactions in a timely fashion, and reporting information required by regulatory bodies. Every activity is subject to analysis by independent areas of validation, internal controls and audit.

The measurement of liquidity risk covers all financial transactions of ITAÚ UNIBANCO HOLDING CONSOLIDATED companies, as well as possible contingent or unexpected exposures, such as those arising from settlement services, pledge of endorsements and sureties and credit facilities contracted and not used.

The document that expresses the guidelines set forth by the internal policy on liquidity risk, that is not part of the financial statements, may be viewed on the website www.itau-unibanco.com.br/ri, in the section Corporate Governance, Rules and Policies, Public Access Report - Liquidity Risk.

V - Insurance, Pension Plan and Capitalization Risks

The products that make up the portfolios of ITAÚ UNIBANCO HOLDING’s insurance companies are related to the life insurance and elementary, pension plan and capitalization lines. Therefore, we understand that the major risks inherent in these products are as follows:

•	Subscription risk is the possibility of losses arising from operations of insurance, pension plan and capitalization that go against the organization’s expectations, directly or indirectly associated with the technical and actuarial bases adopted to calculate premiums, contributions and provisions.
•	Market risk is the possibility of incurring losses due to fluctuations in the market values of assets and liabilities comprising the actuarial technical reserves,
•	Credit risk is the possibility of a certain debtor failing to meet any obligations in connection with the settlement of operations involving the trade of financial assets or reinsurance;
•	Operational risk is the possibility of incurring losses arising from the failure, deficiency or inadequacy or internal processes, personnel and systems, or external events impacting the achievement of strategic, tactical or operational purposes of the insurance, pension plan and capitalization operations;
•	Liquidity risk in insurance operations is the possibility of the institution’s failure to timely meet its obligations with insured and pension plan beneficiaries in view of lack of liquidity of the assets comprising the actuarial technical reserves.

The management process of insurance, pension plan and capitalization risks is based on responsibilities defined and communicated between the control and business areas, assuring independence between them.

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Note 22 –Supplementary information

a)	Insurance policy - ITAÚ UNIBANCO HOLDING CONSOLIDATED and its subsidiaries, despite the low risk exposure due to a physical non-concentration of their assets, have the policy to guarantee their valuables and assets at amounts considered sufficient to cover possible claims.

b)	Foreign currency – The balances in Reais linked to the foreign currencies were:

	06/30/2015	06/30/2014
Permanent foreign investments	57,352,488	35,293,124
Net amount of other assets and liabilities indexed to foreign currency, including derivatives	(89,343,945)	(56,338,046)
Net foreign exchange position	(31,991,457)	(21,044,922)

The net foreign exchange position, considering the tax effects on the net balance of other assets and liabilities indexed to foreign currencies, reflects the low exposure to exchange variations.

c)	Investment funds and managed portfolios - ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiaries, manages the following types of funds: privatization, fixed income, shares, open portfolio shares, investment clubs, customer portfolios and group portfolios, domestic and foreign, classified in memorandum accounts, distributed as follows:

	Amount		Amount (*)		Number of funds
	06/30/2015	06/30/2014	06/30/2015	06/30/2014	06/30/2015	06/30/2014
Investment funds	505,347,352	457,923,656	505,347,352	457,923,656	1,895	2,240
Fixed income	472,063,667	418,577,891	472,063,667	418,577,891	1,513	1,855
Shares	33,283,685	39,345,765	33,283,685	39,345,765	382	385
Managed portfolios	282,294,008	254,633,771	203,763,152	176,626,492	15,722	15,564
Customers	146,457,679	127,960,961	104,325,063	82,990,039	15,656	15,498
Itaú Group	135,836,329	126,672,810	99,438,089	93,636,453	66	66
Total	787,641,360	712,557,427	709,110,504	634,550,148	17,617	17,804

(*) It refers to the distribution after elimination of double-counting of managed portfolios in investment funds.

d)	Consortia funds

	06/30/2015	06/30/2014
Monthly estimate of installments receivable from participants	156,304	135,901
Group liabilities by installments	11,561,632	10,988,763
Participants – assets to be delivered	10,295,146	10,128,004
Funds available for participants	1,457,687	1,065,804
(In units)
Number of managed groups	806	853
Number of current participants	411,098	398,092
Number of assets to be delivered to participants	194,530	223,452

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e)	Fundação Itaú Social - ITAÚ UNIBANCO HOLDING and its subsidiaries are the main sponsors of Fundação Itaú Social, the objectives of which are: 1) managing the “Itaú Social Program”, which aims at coordinating the organization’s role in projects of interest to the community by supporting or developing social, scientific and cultural projects, mainly in the elementary education and health areas; 2) supporting projects or initiatives in progress, supported or sponsored by entities qualified to work in the ”Programa Itaú Social” (Itaú Social Program).

During the period from January 1 to June 30, 2015 and 2014 the consolidated companies made no donations and the Foundation’s social net assets totaled R$ 2,971,843 (R$ 2,633,488 at June 30, 2014). The income arising from its investments will be used to achieve the Foundation’s social purposes.

f)	Instituto Itaú Cultural – IIC - ITAÚ UNIBANCO HOLDING and its subsidiaries are supporters of Instituto Itaú Cultural - IIC, an entity formed to grant incentives, promote and preserve Brazil’s cultural heritage. During the period, the consolidated companies donated the amount of R$ 45,500 (R$ 42,500 from January 1 to June 30, 2014).

g)	Instituto Unibanco - ITAÚ UNIBANCO HOLDING and its subsidiaries sponsor Instituto Unibanco, an entity whose objective is to support projects on social assistance, particularly education, culture, promotion of integration to labor market, and environmental protection, directly and/or supplementary, through the civil society’s institutions.

h)	Instituto Unibanco de Cinema - ITAÚ UNIBANCO HOLDING and its subsidiaries sponsor Instituto Unibanco de Cinema, an entity whose objective is (i) the fostering of culture in general; and (ii) providing access of low-income population to cinematography, videography and similar productions, for which it shall maintain movie theaters owned or managed by itself, and theaters to screen films, videos, video-laser discs and other related activities, as well as to screen and divulge films of great importance, especially those produced in Brazil.

i)	Associação Itaú Viver Mais - ITAÚ UNIBANCO HOLDING and is subsidiaries sponsor Associação Itaú Viver Mais, an entity whose objective is the provision of social services for the welfare of beneficiaries, in the way and conditions established by its Internal Rules, and according to the funds available. These services may include, among others, the promotion of cultural, educational, sports, entertainment and health care activities. During the period from January 1 to June 30, 2015, the consolidated companies have made donations to Associação Itaú Viver Mais in the amount of R$ 880 (R$ 800 from January 1 to June 30, 2014).

j)	Instituto Assistencial Pedro di Perna - ITAÚ UNIBANCO HOLDING and its subsidiaries sponsor Instituto Assistencial Pedro di Perna, an entity whose objective is to provide social services, stimulate sport activities, and promote recreation, aimed at the welfare of its members, in the way and conditions established by its Internal Rules, and according to the funds available.

k)	Exclusions of nonrecurring effects net of tax effects – ITAÚ UNIBANCO HOLDING and ITAÚ UNIBANCO

	01/01 to 06/30/2015	01/01 to 06/30/2014
Goodwill on acquisition (Note 15b ll)	(95,665)	(84,996)
COFINS / Provision for loss carryforwards - Porto Seguro (Note 15a II)	-	(59,515)
Favorable decision on thesis of broadening the PIS / COFINS calculation base from IRB (Note 15a II)	-	33,451
Program for Cash or Installment Payment of Taxes (Notes 12e and 12f)	41,658	-
Provision for contingencies	(128,431)	(72,757)
Tax and Social Security Contributions	(45,809)	-
Civil Lawsuits - Economic Plans	(82,622)	(72,757)
Impairment	(42,916)	-
Total	(225,354)	(183,817)

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l)	Agreements for offset and settlement of liabilities in the scope of the National Financial System – Offset agreements were entered into in the scope of derivative contracts, as well as agreements for offset and settlement of receivables and payables pursuant to CMN Resolution No. 3,263, of February 24, 2005, which purpose is to enable the offsetting of credits and debits maintained with the same counterparty, and in which the maturity dates of receivables and payables can be advanced to the date an event of default by one of the parties occurs or in case of the bankruptcy of the debtor.

m)	Law No. 12,973: on May 14, 2014, Law No. 12,973 was published as a conversion of Provisional Measure No. 627 to amend the federal tax legislation on IRPJ, CSLL, PIS and COFINS. Law No. 12,973 provides for the following, among other matters:

•	revocation of the Transition Tax Regime - RTT, established by Law No. 11,941, of May 27, 2009;
•	taxation of legal entities domiciled in Brazil, regarding the equity increase arising from interest on income earned abroad by subsidiaries and affiliates, and income earned by individuals resident in Brazil by means of a legal entity controlled abroad.

ITAÚ UNIBANCO HOLDING estimates that said Law No. 12,973 does not have any significant accounting effect on the consolidated financial statements of ITAÚ UNIBANCO HOLDING.

n)	Subsequent events

On July 17, 2015 the State of Delaware approved the winding-up of the subsidiary Itaú Chile Holdings (“ICH”) and, accordingly, the investments held by ICH will be transferred to ITAÚ UNIBANCO HOLDING. Possible charges related to the operation are being evaluated by Management.

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Independent Auditor’s Report

To the Board of Directors and Stockholders

Itaú Unibanco Holding S.A.

We have audited the accompanying financial statements of Itaú Unibanco Holding S.A. (the “Bank”) stand alone, which comprise the balance sheet as at June 30, 2015 and the statements of income, changes in equity and cash flows for the six-month period then ended, as well as the accompanying consolidated financial statements of Itaú Unibanco Holding S.A. and its subsidiaries (“Consolidated”), which comprise the consolidated balance sheet as at June 30, 2015 and the consolidated statements of income and cash flows for the six-month period then ended, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Independent Auditor’s responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Brazilian and International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of Itaú Unibanco Holding S.A. and of Itaú Unibanco Holding S.A. and its subsidiaries as at June 30, 2015, and the financial performance and cash flows, as well as the consolidated financial performance and cash flows, for the six-month period then ended, in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN).

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Other matters

Statement of value added

We also have audited the Bank’s and the Consolidated statements of value added for the six-month period ended June 30, 2015, the presentation of which is required by the Brazilian corporate legislation for listed companies. These statements were subject to the same audit procedures described above and, in our opinion, are fairly presented, in all material respects, in relation to the financial statements taken as a whole.

São Paulo, August 3, 2015

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5

Washington Luiz Pereira Cavalcanti

Contador CRC 1SP172940/O-6

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ITAÚ UNIBANCO HOLDING S.A.

CNPJ. 60.872.504/0001-23	A Listed Company	NIRE. 35300010230

SUMMARY OF THE AUDIT COMMITTEE REPORT

According to its Charter (available on the website www.itau.com.br/investor-relations), the Committee is responsible for the quality and integrity of the financial statements of the Itaú Unibanco Financial Conglomerate, for compliance with legal and regulatory requirements, for the activities, independence and the quality of the services rendered by the independent auditor and by the Internal Audit, and for the quality and effectiveness of the internal controls and risk management systems of the Conglomerate. The Committee serves as the sole vehicle for all the institutions in the Conglomerate, including insurance, private pension and capitalization companies, where the appointment of an Audit Committee is required.

The assessments made by the Committee are based on information received from management, external auditors, internal auditors, those responsible for risk management and internal controls, and on its own analysis resulting from direct observation.

Management is responsible for preparing the financial statements of Itaú Unibanco Holding S.A. and of its subsidiaries and affiliated companies and for establishing the procedures necessary to ensure the quality of the processes that generate the information used to prepare the financial statements and financial reports. Management is also responsible for risk control and monitoring and for the supervision of the corporate activities of internal controls and compliance.

PricewaterhouseCoopers Auditores Independentes is responsible for auditing the financial statements and for assuring that they fairly represent, in all material respects, the financial position of the Conglomerate, in conformity with accounting practices adopted in Brazil arising from Brazilian corporate law and the requirements of the Conselho Monetário Nacional, Comissão de Valores Mobiliários, Banco Central do Brasil, Conselho Nacional de Seguros Privados, and Superintendência de Seguros Privados, as well as in accordance with International Financial Reporting Standards (IFRS).

Internal Audit focuses on issues which present higher risk potential, on the assessment of internal controls and risk management systems, on the evaluation of the quality of processes and on the remote monitoring of risks.

Activities of the Committee

The Committee met 25 days in the period from January 30, 2015 to July 31, 2015, resulting in a total of 88 meetings. In addition, the Committee recommended on August 3, 2015 the approval of the financial statements as of June 30, 2015 and approved the Audit Committee Report and this Summary on the activities performed in the period. Members of the Committee participate as observers in the meetings of the Senior Ethics Commission, the Accounting Standards and Policies Commission as well as in those of Audit Committee of Itaú BBA International plc.

As part of its activities, the Committee takes knowledge of the results of inspections and comments by regulators and monitors the resulting management action plans. The Committee holds semi-annual meetings with the supervisors of the Central Bank of Brazil/Desup and during this semester, also met with supervisors of the Central Bank of Brazil/Decon.

Risk Management and Internal Control System

In the first half of 2015, during meetings with officers responsible for the Risk Management and Control and Finance Area, the Committee assessed aspects related to risk management and control in the Conglomerate, with emphasis on credit, liquidity, market and operational risks. The Committee also monitored the evolution of the Conglomerate’s internal controls system, through meetings with the officers in charge of the Internal Control, Compliance and Operational Risk Area and through works carried out by the Internal Audit.

As part of its responsibilities, the Committee monitors several matters through meetings with the respective officers, highlighting the risks and related controls associated with: technology and information security, foreign units, contingencies – mainly those involving higher risk and amount - and credit processes, which include credit granting models and credit maintenance, allowance for loan losses for corporations and non-routinary debt restructurings.

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Based on the information brought to its attention, the Audit Committee acknowledges the constant improvement of the existing internal controls and risk management systems.

The Committee also considers that the approach of the Organization in order to get ready for the use of internal models as required by Basel II is well established and properly focused.

Compliance with Legislation, Regulatory Requirements and Internal Policies and Procedures

The Audit Committee considers that the duties and responsibilities, as well as the procedures for assessing and monitoring legal risks are established and continue to be followed in accordance with corporate guidelines. Based on the information brought to its attention from the responsible areas, on the work performed by Internal Audit and on the reports prepared by external auditors, the Audit Committee concludes that no deficiencies were identified about compliance with legislation, regulatory requirements and internal policies and procedures that might pose risks to the continuity of the Organization.

External Audit

The Committee has a regular channel of communication with the external auditors to widely discuss the results of their work and relevant accounting matters, thus enabling the members of the Committee to form a well-supported opinion as to the integrity of the financial accounting statements and financial reports.

The Committee assesses as fully satisfactory the amount and the quality of the information provided by PricewaterhouseCoopers, which supports its opinion on the integrity of the financial statements.

The engagement of the independent auditor to provide services requires the prior approval of the Committee which assesses risks of loss of independence and conflicts of interest. The Committee did not identify situations that could affect the objectivity and independence of the external auditors. The Committee also monitored the analysis of compliance with independence requirements in the process of hiring the new Chief Audit Executive.

Internal Audit

The Audit Committee approves the annual work plan of Internal Audit and the review of this plan for the second half of the year and, on a quarterly basis, monitors its execution, making itself aware of work performed that was not originally planned and opines on the cancellation of originally planned work.

The Committee evaluates positively the coverage and quality of the work performed by the internal auditors. The results presented monthly during the Committee’s meetings did not bring to its attention the existence of residual risks that could affect the soundness and the continuity of the Organization.

Insurance, pensions and capitalization companies

As required by National Private Pension Council regulations, the Committee monitors companies supervised by the Superintendência de Seguros Privados (Itaú Seguros S.A., Itaú BMG Seguradora S.A., Itaú Vida e Previdência S.A. and Cia Itaú de Capitalização), and the activities described in this Summary include the matters relevant to these companies. During the period, the Committee monitored management actions with respect to regulatory matters among which of particular note is the process to adapt the policies, processes and controls of Itaú BMG Seguradora S.A. to those of the Conglomerate.

Consolidated Financial Statements

The Committee analyzed the procedures involved in the preparation of individual and consolidated balance sheets, explanatory notes and financial reports published with the consolidated financial statements. Those matters were discussed with PricewaterhouseCoopers and with executives of the organization. The Committee also examined the relevant accounting practices used by the Itaú Unibanco Financial Conglomerate for the preparation of the financial statements, which are in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil, under the supervision of the Superintendência de Seguros Privados or in accordance with IFRS.

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Recommendations

The Committee holds quarterly meetings with the Chairman of the Board of Directors and with the Chief Executive Officer of Itaú Unibanco, and in those meetings, the Committee has the opportunity to present recommendations over different matters related to its activities, and also holds biannual meetings with the Board of Directors of Itaú Unibanco Holding S.A. for reporting its activities and recommendations.

Conclusion

The Audit Committee, having duly considered its responsibilities and the natural limitations resulting from the scope of its activities, recommends to the Board of Directors the approval of the consolidated financial statements of Itaú Unibanco Holding S.A., for the semester ended on June 30, 2015.

São Paulo, August 3, 2015

The Audit Committee

Geraldo Travaglia Filho – President

Antônio Francisco de Lima Neto

Diego Fresco Gutierrez

Luiz Alberto Fiore

Maria Helena dos Santos Fernandes de Santana

Sergio Darcy da Silva Alves

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ITAÚ UNIBANCO HOLDING S.A.

CNPJ. 60.872.504/0001-23	Listed Company	NIRE. 35300010230

OPINION OF THE FISCAL COUNCIL

The members of the Fiscal Council of ITAÚ UNIBANCO HOLDING S.A., after having examined the financial statements for the period from January to June 2015 and verified the accuracy of all items examined, and in view of the unqualified opinion of PricewaterhouseCoopers Auditores Independentes, understand that these documents adequately reflect the company’s capital structure, financial position and the activities conducted during the period.

São Paulo (SP), August 3, 2015.

ALBERTO SOZIN FURUGUEM	LUIZ ALBERTO DE CASTRO FALLEIROS
Member	Member

JOSÉ CARUSO CRUZ HENRIQUES

Deputy Member

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2015	199